Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166998

PROSPECTUS

Bumble Bee Foods, LLC

Connors Bros. Clover Leaf Seafoods Company

Bumble Bee Capital Corp.

Exchange Offer for $220,000,000

7.75% Senior Secured Notes due 2015

THE NOTES

•

We are offering to issue $220,000,000 of our 7.75% Senior Secured Notes due 2015, whose issuance is registered under the Securities Act of 1933, as amended (the “Securities Act”), which we refer to as the exchange notes, in exchange for a like aggregate principal amount of 7.75% Senior Secured Notes due 2015, which were issued on December 17, 2009 and which we refer to as the initial notes. The exchange notes will be issued under the existing indenture, dated as of December 17, 2009.

•

Interest on the exchange notes will accrue at a rate per annum equal to 7.75% and will be payable semi-annually in cash in arrears on each June 15 and December 15, beginning on June 15, 2010. The exchange notes will mature on December 15, 2015.

•

The exchange notes will be guaranteed on a senior secured basis by Connors Bros. Holdings, L.P. (“Parent Guarantor”) and each of Parent Guarantor’s existing subsidiaries and certain future subsidiaries that guarantee our senior credit facilities.

•

The exchange notes and the guarantees will be our and the guarantors’ senior obligations. The exchange notes will rank equally in right of payment with all of our existing and future senior obligations and senior in right of payment to all of our existing and future subordinated obligations. The guarantees will rank equally in right of payment with the guarantors’ existing and future senior obligations and senior in right of payment to their future subordinated obligations.

•

The exchange notes and the guarantees will be secured by a third-priority lien on substantially all of our assets and the assets of the guarantors that secure our obligations under our senior credit facilities as described herein. The exchange notes and the guarantees will be effectively subordinated to our secured debt that is secured by a lien ranking prior to the lien on the collateral for the exchange notes and the guarantees, including obligations under our senior credit facilities, to the extent of the value of the assets securing such debt, and any obligations that are secured by any of our assets that are not part of the collateral for the exchange notes and guarantees, to the extent of the value of assets securing such obligations. See “Description of Notes—Security.”

THE TERMS OF THE EXCHANGE OFFER

•	It will expire at 5:00 p.m., New York City time, on September 15, 2010, unless we extend it.

•	If all the conditions to the exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn for the exchange notes.

•

You may withdraw your tender of initial notes at any time before the expiration of the exchange offer. We will exchange all of the outstanding initial notes that are validly tendered and not withdrawn.

•

We believe that the exchange of the initial notes will not be a taxable event for U.S. federal income tax purposes, but you should see “Certain U.S. Federal Income Tax Considerations” on page 164 of this prospectus for more information.

•	We will not receive any proceeds from the exchange offer.

•

The exchange notes that we will issue to you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights. We are making the exchange offer to satisfy your registration rights, as a holder of the initial notes.

•

The exchange notes that we will issue to you in exchange for your initial notes are new securities with no established market for trading. We do not intend to list the exchange notes on any national securities exchange or quotation system.

•	Broker-dealers who receive exchange notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes.

•

Broker-dealers who acquired the initial notes as a result of market-making or other trading activities may use this prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

You should see the Risk Factors beginning on page 15 of this prospectus for a discussion of business and financial risks that you should consider carefully prior to participating in the exchange offer.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or other domestic or foreign securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 17, 2010

We have not authorized anyone to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on any unauthorized information or representations.

INCORPORATED INFORMATION

This prospectus incorporates important business and financial information that is not included or delivered with this prospectus. This information is available free of charge to noteholders upon written or oral request to:

Connors Bros. Holdings, L.P.

9655 Granite Ridge Drive

San Diego, CA 92123

Attention: General Counsel

(858) 715-4000

To ensure timely delivery, you should request any information no later than five business days prior to the expiration of the exchange offer.

PRESENTATION OF FINANCIAL INFORMATION

The historical financial data presented in this prospectus for the fiscal years ended December 31, 2009 and December 31, 2008, the three months ended April 3, 2010 and the three months ended April 4, 2009 represents that of Connors Bros. Holdings, L.P. (“CBH” or “Parent Guarantor”) and Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) (“BBFLP”) (both referred to herein as the “Successor”). Effective December 17, 2009, BBFLP is no longer included in our consolidated financial statements. The historical financial data presented in this prospectus for the fiscal year ended December 31, 2008 has been derived by combining the historical financial data of Connors Bros. Income Fund (the “Predecessor”) for the period from January 1, 2008 to November 22, 2008, and the Successor for the period from November 23, 2008 (inception) to December 31, 2008. The historical financial data presented in this prospectus for the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005 represents that of the Predecessor. We report results of operations on a calendar year basis with fiscal quarters of approximately 13 weeks or three months’ duration.

On December 1, 2009, BBFLP formed CBH as a wholly owned subsidiary for the purpose of holding all of its subsidiary ownership interests that were transferred from BBFLP to Parent Guarantor (the “Transfer of Investments”) concurrently with the closing of the sale of the initial notes. Upon completion of the Transfer of Investments, CBH became the ultimate parent company for reporting purposes of the consolidated group of companies comprising the issuers. BBFLP historically has had, on a stand-alone basis, immaterial interest income and immaterial operating expenses. The preferred partnership units of BBFLP, the general and limited partnership equity of BBFLP, and the accumulated deficit of BBFLP has been, effective with the Transfer of Investments on December 17, 2009, excluded from the consolidated balance sheet of Successor. As such, our consolidated statement of partnership equity for the year ended December 31, 2009 reflects the exit of BBFLP as the top consolidating entity and the issuance of partnership equity by CBH. Our consolidated balance sheet as of December 31, 2009 no longer includes related party notes and receivables, redeemable preferred partnership units, the general partnership unit, class A common partnership units and accumulated deficit of BBFLP.

ENFORCEABILITY OF CIVIL LIABILITIES

Connors Bros. Clover Leaf Seafoods Company and certain of the guarantors of the notes are corporations incorporated or other entities organized under the laws of Nova Scotia, Canada, the Netherlands, the Cayman Islands and other non-U.S. jurisdictions. Two of our directors and officers named in this prospectus are residents of jurisdictions outside of the U.S., and a significant portion of our assets are located outside the U.S. These non-U.S. entities have agreed, in accordance with the terms of the indenture under which the initial notes were issued, to accept service of process in any suit, action or proceeding with respect to the indenture or the notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the notes to effect service within the U.S. upon directors and officers who are not residents of the U.S. or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liability under U.S. federal or state securities laws. We have been advised by Torys LLP, our Canadian counsel, that there is doubt as to the enforceability in Canada against these non-U.S. entities or our directors and officers who are not residents of the U.S., in original actions or in actions for enforcement of judgments of courts of the U.S., of liabilities predicated solely upon U.S. federal or state securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. The use of any words such as “anticipate,” “continue,” “estimate,” “expect,” “may,” “might,” “will,” “project,” “should,” “believe,” “intend,” “continue,” “could,” “plan,” “predict” and negatives of these words and similar expressions are intended to identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus are forward- looking statements. These statements are based on, but not limited to, management’s assessment of such factors as expected consumer demand, resource supply and competitive environment. These assessments could prove inaccurate.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our ability to control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	fluctuations in commodity prices, including wholesale tuna and energy costs;

•	the competitive environment in the shelf-stable seafood industry;

•	continued consolidation of our retail customers or the loss of a significant customer;

•	the decline in the supply of tuna or biomass of wild fish stocks in the fisheries in which we operate or disruption in our ability to procure such biomass;

•	reduction in revenue due to declining consumption trends;

•	certain hazards and liability risks associated with canned food products, including the impact of recalls;

•	uninsured and underinsured losses;

•	pension plans that are not fully funded;

•	our exposure to changes in foreign currency exchange rates and variations in interest rates;

•	changes in U.S. government trade policy;

•	our exposure to product liability and product safety-related claims;

•	changes in the laws, rules, regulations and policies with respect to the production, processing, preparation, distribution, packaging and labeling of food products;

•	our failure to comply with, or adverse changes to, environmental, health and safety regulations;

•	the actual or perceived health risks posed by methylmercury in seafood products, including tuna;

•	employment disputes, deterioration of labor relations and our inability to attract and retain qualified employees;

•	changes in import and export duties, wage rates and political or economic climates in the countries in which we operate;

•	failure by a supplier or co-packer to fulfill its obligations to supply us with certain products;

•	general risks of the food industry;

•	our breach of any of the covenants or other provisions in our debt agreements;

•	the success of our marketplace initiatives and acceptance by consumers of our products;

•	risks related to our substantial indebtedness;

•	downgrades in our credit ratings;

•	the loss or dilution of important intellectual property rights;

•	our inability to improve productivity and control or reduce costs;

•	departure of members of senior management;

•	the control of our operation by Centre Partners V L.P.;

•	impact of severe weather, natural disasters and climate change; and

•	other risks and uncertainties detailed elsewhere in this prospectus, including those listed under the caption “Risk Factors.”

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

MARKETS, RANKING AND OTHER DATA

The data included in this prospectus regarding categories, segments and ranking, including the position of us and our competitors within these categories, are based on independent industry publications or databases, reports of government agencies or other published industry sources, including the National Marine Fisheries Service, the National Fisheries Institute and The Nielsen Company, and our estimates based on our management’s knowledge and experience in the categories and segments in which we operate. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Unless noted otherwise, where reference is made to category or segment share, or ranking within a category or segment, such data is derived from The Nielsen Company’s All-Channel dollar sales data for the 52 weeks ending December 26, 2009 for U.S. data and December 19, 2009 for Canadian data. The “All-Channel” data is licensed to Bumble Bee Foods, LLC in the form of a database customized to Bumble Bee specifications; the “All-Channel” data is derived from consumption data provided to Nielsen by samples of consumers as well as samples of retail stores in the U.S. and the Canadian market. The “All-Channel” data represents Nielsen’s estimate of consumption in all classes of retail trade including grocery, drugstores, mass merchandisers and club stores. While we believe that each of these studies and publications is reliable, we have not independently verified such data and do not make any representation as to the accuracy or completeness of such information. Similarly, our internal research, which includes certain consumer surveys and studies, is based upon our understanding of industry conditions and we believe it to be reliable but it has not been verified by any independent sources.

TRADEMARKS

In this prospectus, we refer (without the ownership notation after the initial use) to several registered trademarks that we own, including Bumble Bee®, Clover Leaf®, Brunswick®, Beach Cliff®, Snow’s® and Sweet Sue®. All brand names or other trademarks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

The following summary should be read in connection with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in this prospectus. See “Risk Factors” for a discussion of certain factors that should be considered in connection with the exchange offer.

In this prospectus, unless the context otherwise requires, the “Company,” “we,” “us,” or “our” refers to Parent Guarantor and its subsidiaries, and the “issuers” refers to Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company and Bumble Bee Capital Corp., collectively. When we use the term “notes” in this prospectus, the term includes the initial notes and the exchange notes.

OUR COMPANY

We are the largest producer and marketer of shelf-stable seafood in North America and maintain a leading share in virtually all segments of the U.S. and Canadian shelf-stable seafood categories. We operate in the United States as Bumble Bee Foods, LLC (“Bumble Bee”) and in Canada as Connors Bros. Clover Leaf Seafoods Company (“Clover Leaf”). Clover Leaf also conducts our business outside of North America. Headquartered in San Diego, California, we have grown since our inception in 1897 from a salmon canning cooperative in Astoria, Oregon into a leading producer and provider of shelf-stable tuna, salmon, sardines, clams and other specialty products. Our top three brands, Bumble Bee, Clover Leaf and Brunswick, each have nearly 100 year histories and maintain strong consumer awareness, with our Bumble Bee and Clover Leaf brands both enjoying nearly 90% consumer awareness levels in the U.S. and Canada, respectively. We strategically focus on higher-margin seafood products such as albacore tuna, sockeye salmon and certain specialty items, while incorporating an array of lower-margin products such as lightmeat tuna and pink salmon to leverage our infrastructure and meet our customers’ preference for single-source suppliers. In the U.S., we are #1 in shelf-stable seafood, holding a #1 or #2 share position in nearly every product segment in which we compete. In the U.S., we hold the #1 share position in albacore tuna, canned salmon, sardines and clams, and the #2 share position in the overall U.S. shelf-stable tuna category. In Canada, we are #1 in shelf-stable seafood, holding the #1 share position for albacore tuna, lightmeat tuna, salmon and specialty seafood, including sardines and herring. We sell to a diversified customer base consisting of almost every major U.S. and Canadian food retailer and food distributor, including supermarkets, mass merchandisers, drug stores, warehouse clubs, dollar stores and independent grocers.

We maintain a global sourcing matrix, which allows us to selectively purchase raw materials from each of the world’s major oceans. Our established processing network provides us with the flexibility to take advantage of higher catches and lower prices in any of the world’s significant fisheries. Our processing facilities are strategically located adjacent to supply sources to enable direct access to fish, reduced labor costs and preferential duty status for certain items. As a result of our strategically located facilities, and our status as one of the world’s largest purchasers of tuna, tuna loins and canned seafood, we believe that we are a low cost operator in the shelf-stable seafood industry. We process approximately 60% of our own shelf-stable seafood requirements, with the balance co-packed by third-party suppliers. We operate tuna canning facilities in Puerto Rico and California, have exclusive supply contracts with tuna loin processing factories in Fiji, Mauritius and Trinidad, and have a joint venture partnership in a tuna processing facility in Thailand. Additionally, we own and operate a sardine canning facility in New Brunswick, Canada, as well as a clam canning facility in Cape May, New Jersey.

For the three months ended April 3, 2010, we generated revenues of $256.6 million, net income of $14.4 million and net cash provided by operating activities of $22.7 million. For the twelve months ended December 31, 2009, we generated revenues of $944.0 million, net income of $12.9 million and net cash provided by operating activities of $74.2 million. As of April 3, 2010 and December 31, 2009, our total assets were $799.0 million and $806.3 million, respectively. See “Summary Historical Consolidated Financial Data.”

Industry Overview

The shelf-stable seafood industry is generally divided into three significant categories:

•	Tuna (including the higher-margin albacore tuna segment and lower-margin lightmeat tuna segment);

•	Salmon (including the higher-margin sockeye salmon segment and lower-margin pink salmon segment); and

•	Specialty seafood, which encompasses a wide variety of segments such as sardines, clams, crab, oysters, shrimp and other canned seafood.

The total category size for U.S. shelf-stable seafood was approximately $2.4 billion for the 52 week period ended December 26, 2009, with tuna representing approximately $1.8 billion, or 74%, of the total U.S. shelf-stable seafood category. In the U.S., canned tuna is the second most consumed seafood behind shrimp (including frozen, fresh and canned), with nearly three pounds of canned tuna consumed per person each year. Additionally, canned tuna had a household penetration rate of approximately 68% as of 2008 according to Nielsen Household Panel Data and has been a staple of the U.S. diet for decades. The total tuna category can be further divided into albacore and lightmeat tuna. Albacore sales represented approximately 42% of total tuna dollar sales, but only 33% of tuna case volume, which reflects albacore tuna’s higher price point.

Salmon represented approximately $241.0 million, or 10%, of the total U.S. shelf-stable seafood category for the 52 week period ended December 26, 2009. The salmon category is comprised of pink and red (or sockeye) salmon.

The shelf-stable specialty seafood category is comprised of a wide variety of segments, including sardines, clams, crab, oysters, shrimp and other products, and represented approximately $380.0 million, or 16%, of the total U.S. shelf-stable seafood category for the 52 week period ended December 26, 2009. The largest single segment in the specialty seafood category is sardines, which represented approximately $121.0 million, or 5% of the category for such period.

In Canada, the shelf-stable seafood category was approximately C$394.0 million for the 52 week period ended December 19, 2009. The tuna category represented approximately C$209.0 million, or 53%, of the total Canadian shelf-stable seafood category for such period. Similar to the U.S., the tuna category in Canada is divided into lightmeat and albacore tuna. Salmon and specialty seafood have a much higher household penetration in Canada, as Canadian consumers include a much broader range of seafood in their diets. The salmon category in Canada was approximately C$99.0 million, or 25% of the total shelf-stable seafood category, versus 10% in the U.S. for the 52 week period ended December 26, 2009. Sardines and other specialty seafood represented C$32.0 million or 8% and C$53.0 million, or 14% of the total Canadian category for such period, respectively.

Our management team, led by industry veteran Chris Lischewski, has an average of 20 years of industry experience and over 250 years of collective experience. Our management team has demonstrated its ability to successfully improve operations and profitability, and to anticipate and respond effectively to industry trends and dynamics.

CENTRE PARTNERS RELATIONSHIP

We are currently controlled by affiliates of Centre Partners Management LLC, or Centre Partners. Centre Partners is a leading private equity firm focused on investments in the North American middle market. For more than two decades since its founding in 1986, the firm has maintained a disciplined and value-oriented investment philosophy. Centre Partners seeks to generate returns on equity investments by leveraging its long-standing relationships and its “Centre Resource Model” to develop exclusive and proprietary deal flow, to enhance the transaction review process, and to add value throughout the life of an investment. Centre Partners’ principals have invested over $3.2 billion in more than 100 companies in partnership with management teams across a broad spectrum of industries. Centre Partners has deep investment expertise covering consumer, healthcare, industrial products and services, financial services, energy, media, restaurants, retail and aviation services. The firm has an experienced investment team of 16 professionals located in New York and Los Angeles.

In November 2008, Centre Partners completed the acquisition of our company for approximately $650 million. Pursuant to the terms of a business acquisition agreement dated September 25, 2008, as amended on October 15, 2008, Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.), through a newly created organizational structure, acquired shares in entities holding, directly or indirectly, all or substantially all of the assets of Connors Bros. Income Fund (the “Acquisition”). Bumble Bee Foods, L.P. is a limited partnership formed under the laws of Delaware on September 12, 2008 under the name Connors Bros., L.P. and is the sole limited partner and sole member of the general partner of CBH. The name of the limited partnership was changed on June 23, 2010.

CREDIT AGREEMENT AMENDMENTS

We entered into certain amendments (the “Credit Agreement Amendments”) to our existing senior revolving credit facility and senior term loan facility to, among other things, permit the completion of the note offering, the repayment of our existing senior subordinated loans, which we refer to as the senior subordinated notes, and other related transactions, which became effective contemporaneously with the December 17, 2009 note offering. The amendments to the senior revolving credit facility provide for, among other things, the addition of additional guarantors and changes in certain baskets, caps and thresholds. The amendments to the senior term loan facility also provide for, among other things, the reduction in the applicable LIBOR rate margin, LIBOR rate, base rate margin and base rate. See “Description of Other Indebtedness.”

RECENT DEVELOPMENTS

Engagement Letter

On July 30, 2010, Bumble Bee Foods, L.P., our ultimate parent, entered into an agreement with J.P. Morgan Securities Inc. to serve as its financial advisor to explore various strategic alternatives available to it and/or its direct and indirect subsidiaries. Strategic alternatives may include, but are not limited to, a sale of all or substantially all of its business and/or its direct and indirect subsidiaries, a merger or other business combination or a sale of all or substantially all of its assets.

Redemption of Notes

In accordance with Section 3.7(d) of the Indenture, we intend to redeem 10% of the original aggregate principal amount of the Notes prior to or contemporaneously with the completion of the exchange offer. The total redemption payment, excluding accrued interest, will be approximately $22.7 million, which includes principal of $22.0 million and a call premium of approximately $0.7 million. In the event we determine to proceed with the redemption, notice of the optional redemption will be delivered to each holder of the Notes in accordance with the relevant terms of the Indenture prior to or on the date of this prospectus.

SUMMARY ISSUER STRUCTURE

The following chart summarizes our structure.

(1)	Parent Guarantor of the notes and our senior credit facilities.
(2)	Guarantors of the notes and our senior credit facilities.
(3)	Co-issuer of the notes and co-borrower under our senior credit facilities.
(4)	Co-issuer formed to facilitate the note offering, which has no assets and conducts no operations.

Summary of the Exchange Offer

The summary below describes selected terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. The section in this prospectus entitled “The Exchange Offer” contains a more detailed description of the terms and conditions of the exchange offer.

Note Offering	We sold $220.0 million of the initial notes on December 17, 2009 to Wells Fargo Securities, LLC, Jefferies & Company, Inc. and Barclays Capital Inc. We refer to these parties collectively in this prospectus as the “initial purchasers.” The initial purchasers subsequently resold $220.0 million of the initial notes: (i) to qualified institutional buyers pursuant to Rule 144A; or (ii) outside the United States in compliance with Regulation S, each as promulgated under the Securities Act.

Registration Rights Agreement	On the date the initial notes were issued, we entered into an agreement with the initial purchasers, for the benefit of holders of the initial notes, in which we agreed to (1) use our reasonable best efforts to consummate the exchange offer within 270 calendar days after the issue date of the initial notes and (2) file a shelf registration statement for the resale of the initial notes if we cannot effect an exchange offer within the time period provided.

The Exchange Offer	We will exchange up to $220.0 million aggregate principal amount at maturity of our exchange notes for a like aggregate principal amount at maturity of our initial notes.

Expiration Date	5:00 p.m., New York City time, on September 15, 2010, unless we extend the expiration date. The expiration date of the exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, which we may waive in our sole discretion. For more information, see the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.” The exchange offer is not conditioned upon the exchange of any minimum principal amount of the initial notes.

Procedures for Tendering Initial Notes	To participate in the exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to Deutsche Bank Trust Company Americas, as exchange agent, at its address indicated under “The Exchange Offer—Exchange Agent.” In the alternative, you can tender your initial notes by bookentry delivery following the procedures described in this prospectus. For more information on tendering your initial notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register ownership of your initial notes in your name or obtain a properly completed bond power from the person or entity in whose name your initial notes are registered. The transfer of registered ownership may take considerable time. For more information, see the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your initial notes by using the guaranteed delivery procedures described under the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of the exchange offer are satisfied, we will accept any and all initial notes that are tendered in the exchange offer in accordance with the procedures set forth below under “The Exchange Offer—Procedures for Tendering Initial Notes” on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

U.S. Federal Income Tax Considerations Relating to the Exchange Offer	We believe that exchanging your initial notes for exchange notes will generally not be a taxable event to you for United States federal income tax purposes. Please refer to the section in this prospectus entitled “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	Deutsche Bank Trust Company Americas is serving as exchange agent in the exchange offer. For the address, telephone number and facsimile number of the exchange agent, please refer to the section in this prospectus entitled “The Exchange Offer—Exchange Agent.”

Fees and Expenses	We will pay all expenses related to the exchange offer. Please refer to the section in this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making the exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the note offering.

Consequences to Noteholders Who Do Not Participate in the Exchange Offer	In general, if you do not participate in the exchange offer (i) except as set forth below, you will not necessarily be able to require us to register your initial notes under the Securities Act; (ii) you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act; and (iii) the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer. In addition, if you do not participate in the exchange offer, you will not be able to require us to register your initial notes under the Securities Act unless:

•	the exchange offer is not permitted by applicable law or SEC policy;

•	the exchange offer is not consummated within 270 days after the closing date of the note offering;

•	you are prohibited by applicable law or SEC policy from participating in the exchange offer;

•

you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

•	you are a broker-dealer and hold initial notes acquired directly from us or one of our affiliates.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Resales	Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that it may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in the exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title to those initial notes;

•	the exchange notes acquired by you are being acquired in the ordinary course of business;

•

you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes;

•	you are not an “affiliate,” as defined in Rule 405 promulgated under the Securities Act, of ours;

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes;

•

if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

Please refer to the sections in this prospectus entitled “The Exchange Offer—Procedure for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risks Related to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes. If you are a broker-dealer who acquired the initial notes as a result of market-making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchanges notes. If you are a broker-dealer who acquired the initial notes directly from the issuers in the note offering and not as a result of market-making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

The exchange notes will be governed by the indenture, dated as of December 17, 2009, by and among Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company, Bumble Bee Capital Corp., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee and collateral agent. The terms of the exchange notes and those of the outstanding initial notes are substantially identical, except that the transfer restrictions and registration rights relating to the initial notes do not apply to the exchange notes. The following is a summary of certain terms of the indenture and the notes and is qualified in its entirety by the more detailed information contained under the heading “Description of Notes” elsewhere in this prospectus.

Issuers	Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company and Bumble Bee Capital Corp.

Notes Offered	$220,000,000 aggregate principal amount of 7.75% Senior Secured Notes due 2015.

Maturity Date	December 15, 2015.

Interest	Interest on the notes will accrue at a rate per annum equal to 7.75%.

Guarantees	The notes will be guaranteed on a senior secured basis by Parent Guarantor and each of Parent Guarantor’s existing subsidiaries and certain future subsidiaries that guarantee our senior credit facilities.

Interest Payment Dates	Every June 15 and December 15, beginning June 15, 2010.

Ranking	The notes and guarantees will be our senior obligations and will rank equal in right of payment to our existing and future senior obligations and senior in right of payment to all of our existing and future subordinated obligations. The notes and guarantees will be effectively subordinated to our secured debt that is secured by a lien ranking prior to the lien on the collateral for the notes and the guarantees, including obligations under our credit facilities and other senior lien obligations, to the extent of the value of the assets securing such obligations, and will be structurally subordinated to all obligations of any of our subsidiaries that is not a guarantor of the notes. The notes and guarantees will be effectively senior to all existing and future senior unsecured debt to the extent of the value of the collateral after giving effect to senior lien obligations. As of April 3, 2010, we had approximately $163.7 million of senior secured first and second lien debt outstanding and $39.9 million of available borrowing capacity under our senior credit facilities (after giving effect to $3.6 million in outstanding letters of credit), all of which would effectively rank senior to the notes.

Collateral	The notes and guarantees will be secured by a third-priority security interest in substantially all of the collateral securing the senior credit facilities with certain exceptions, and will be junior in priority to the liens securing the senior credit facilities and to all other senior lien obligations and permitted prior liens, including liens securing certain hedging obligations and cash management obligations. The liens securing first and second-priority lien obligations will continue to be held by the collateral agents under the senior credit facilities.

The collateral securing the notes will consist of substantially all of the issuers’ and the guarantors’ property and assets that secure the senior credit facilities, which will exclude: (i) any rights or interest in certain contracts covering real or personal property, (ii) certain intent-to-use trademark or service mark applications, (iii) any leasehold interest in real property, (iv) any deposit account that is used exclusively for payroll, payroll taxes and other employee wage and benefit payments to or for employees and (v) certain other limited exclusions. In addition, pledges of capital stock or other securities will be limited to the extent Rule 3-16 of Regulation S-X would require the filing of separate financial statements with the SEC for that subsidiary. See “Description of Notes—Security.”

The value of collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The liens on the collateral may be released without the consent of the holders of notes if collateral is disposed of in a transaction that complies with the indenture and related security documents or in accordance with the provisions of the intercreditor agreement. See “Risk Factors—Risks Related to the Notes” and “Description of Notes—Security” and “—Intercreditor Agreement” below.

Intercreditor Agreement	The trustee and the collateral agent under the indenture governing the notes and the administrative agents and the collateral agents under the senior credit facilities have entered into an intercreditor agreement as to the relative priorities of their respective security interests in the assets securing the notes and borrowings under the senior credit facilities and certain other matters relating to the administration of security interests. See “Description of Notes—Intercreditor Agreement.”

Optional Redemption	We may redeem some or all of the notes at any time prior to December 15, 2012 at a price equal to 100% of the principal amount of the notes to be redeemed, plus a make-whole premium and accrued and unpaid interest to the redemption date. Thereafter, we may redeem some or all of the notes at the redemption prices listed under “Description of Notes—Optional Redemption” plus accrued and unpaid interest on the notes to the date of redemption. Prior to December 15, 2012, we may also redeem up to 10% per year of the notes at any time and from time to time at a redemption price equal to 103% of the principal amount thereof plus accrued and unpaid interest on the notes to the applicable redemption date. In addition, at any time prior to December 15, 2012, we may redeem up to 35% of the notes from the proceeds of certain sales of our equity securities at 107.75% of the principal amount, plus accrued and unpaid interest to the date of redemption. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of the notes remains outstanding and the redemption occurs within 90 days of the closing of an equity offering. See “Description of Notes—Optional Redemption.”

Change of Control	Upon the occurrence of a change of control (as described under “Description of Notes—Change of Control”), we must offer to repurchase the notes at 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of repurchase. We will comply, to the extent applicable with the requirements of Section 14(e) of the Exchange Act, and any other securities laws or regulations in connection with the repurchase of notes in the event of a change of control. See “Description of Notes—Change of control.”

Basic Covenants of the Indenture	The indenture governing the notes contains certain covenants limiting our ability and the ability of our restricted subsidiaries to, under certain circumstances:

•	incur additional debt;

•	pay dividends or make other distributions on, redeem or repurchase, capital stock;

•	make investments or other restricted payments;

•	enter into transactions with affiliates;

•	engage in sale and leaseback transactions;

•	sell all, or substantially all, of our assets;

•	create liens on assets to secure debt; or

•	effect a consolidation or merger.

These covenants are subject to important exceptions and qualifications as described in this prospectus under the caption “Description of Notes—Certain Covenants.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the note offering.

Absence of a Public Market for the Exchange Notes	The exchange notes are new securities with no established market for them. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section in this prospectus entitled “Risk Factors—Risks Relating to the Exchange Offer—If an active trading market for the notes does not develop, the liquidity and value of the notes could be harmed.”

Risk Factors

You should carefully consider all of the information in this prospectus. In particular, you should evaluate the specific risk factors set forth under the caption “Risk Factors” in this prospectus.

Summary Historical Consolidated Financial Data

Set forth below is summary historical consolidated financial data and other operating information for the periods indicated. The summary historical consolidated financial data presented below for the fiscal year ended December 31, 2007 represents that of the Predecessor and has been derived from, and should be read together with, the audited consolidated financial statements and accompanying notes of the Predecessor included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2007 has been derived from the audited financial statements of the Predecessor not included in this prospectus.

The summary historical consolidated financial data presented below for the period from January 1, 2008 to November 22, 2008 represents that of the Predecessor and has been derived from, and should be read together with, the audited consolidated financial statements and accompanying notes of the Predecessor included elsewhere in this prospectus. The summary historical consolidated financial data presented below for the period from November 23, 2008 (inception) to December 31, 2008 represents that of the Successor and has been derived from, and should be read together with, the audited consolidated financial statements and accompanying notes of the Successor included elsewhere in this prospectus. The summary balance sheet data as of November 22, 2008 has been derived from the unaudited consolidated financial statements of the Predecessor not included in this prospectus.

The summary historical consolidated financial data presented below for the fiscal year ended December 31, 2009 represents that of the Successor and has been derived from, and should be read together with the audited consolidated financial statements and accompanying notes of the Successor included elsewhere in this prospectus.

The summary historical consolidated financial data presented below as of and for the three months ended April 3, 2010 and April 4, 2009 has been derived from and should be read together with the unaudited consolidated financial statements and accompanying notes of the Successor included elsewhere in this prospectus. In the opinion of management, such unaudited financial data contains all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of such unaudited consolidated financial data. The results of operations for these interim periods are not necessarily indicative of the results to be expected for a full year or any future periods.

The following summary historical consolidated financial data should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Predecessor		Successor
	Years Ended December 31,	January 1, 2008 to November 22, 2008	November 23, 2008 (inception) to December 31, 2008	Year Ended December 31, 2009	Three Months Ended
	2007				April 4, 2009	April 3, 2010
	(in thousands, except ratios)
Statement of Operations Data:
Revenue	$916,356	$896,389	$95,603	$944,013	$251,004	$256,560
Cost of sales	787,969	743,611	79,340	757,459	208,606	200,650

Gross profit	128,387	152,778	16,263	186,554	42,398	55,910
Selling, general and administrative expenses	90,258	89,294	8,740	103,833	27,720	28,251
Asset impairment charges	81,946	—	—	—	—	—
Product recall expenses	10,574	—	—	—	—	—
Restructuring and other transition costs, net	—	1,000	—	—	—	2,314
Gain on divested brands	(2,487)	—	—	—	—	—
Loss on the sale of meat assets and plant closure	—	16,760	—	—	—	—
Loss on settlement of hedging instruments	—	8,112	—	—	—	—
Accelerated vesting of LTIP compensation	—	6,582	—	—	—	—
Gain on insurance claim	(3,076)	—	—	—	—	—

Operating income (loss)	(48,828)	31,030	7,523	82,721	14,678	25,345
Interest expense, net	18,339	15,825	5,059	46,707	12,534	7,904
Loss on extinguishment of debt	—	—	—	25,750	—	573
Cost of hedging purchase price consideration	—	—	7,561	—	—	—
Other (income) expenses, net	(1,967)	2,732	(1,424)	(6,100)	563	(2,347)

Income (loss) before income taxes	(65,200)	12,473	(3,673)	16,364	1,581	19,215
Income taxes	7,962	5,072	1,051	3,429	377	4,780

Net income (loss)	$(73,162)	$7,401	$(4,724)	$12,935	$1,204	$14,435

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$58,123	$75,928	$(22,031)	$74,154	$21,979	$22,659
Investing activities(1)	(21,329)	(19,998)	(611,865)	(13,720)	(3,657)	(1,025)
Financing activities(1)	(33,373)	(59,088)	638,548	(60,887)	(21,025)	(24,645)

Balance Sheet Data (at period end):
Cash and cash equivalents	$6,458	$3,248	$4,695	$4,491	$1,961	$1,440
Total assets	878,497	795,927	804,479	806,329	778,856	798,962
Total debt	274,176	404,954	426,407	399,924	407,456	377,392
Redeemable preferred partnership units	—	40,807	41,509	—	42,570	—
Total equity	447,183	180,273	190,317	264,966	189,019	286,423

Other Financial Data:
Capital expenditures	$23,507	$22,931	$2,524	$14,226	$2,869	$1,235

Other Operating Information:
Ratio of earnings to fixed charges(2)	(2.6)	1.8	0.3	1.4	1.1	3.4

(1)	Represents the impact of the Acquisition in 2008. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows, Liquidity and Capital Resources.”
(2)	For the year ended December 31, 2007, the ratio of earnings to fixed charges reflects a deficiency. In 2007, the Predecessor incurred losses as a result of a product recall. For the year ended December 31, 2007, the amount of the deficiency was $65.2 million, and the amount of pre-tax charges related to the product recall totaled $120.5 million. For the period from November 23, 2008 (inception) to December 31, 2008, the ratio of earnings to fixed charges reflects a deficiency. In 2008, the Successor incurred losses as a result of non-cash inventory “step-up” charges and the cost of hedging purchase price consideration. For the period from November 23, 2008 (inception) to December 31, 2008, the amount of the deficiency was $3.7 million, and the amounts of the non-cash inventory “step-up” charges and cost of hedging purchase price consideration were $3.6 million and $7.6 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RISK FACTORS

Your decision whether to acquire the exchange notes will involve risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before deciding whether to participate in the exchange offer. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial condition.

As a result of our substantial indebtedness, a significant portion of our cash flow will be required to pay interest and principal on our outstanding indebtedness, and we may not generate sufficient cash flow from operations, or have future borrowings available under our senior credit facilities, to enable us to repay our indebtedness, including the notes, or to fund other liquidity needs. As of April 3, 2010, we had total indebtedness of approximately $383.7 million (including approximately $158.9 million of debt under our senior credit facilities, approximately $4.8 million of capital leases and installment notes and approximately $220.0 million of debt under the initial notes).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our cost of borrowing;

•	place us at a competitive disadvantage compared to our competitors that may have less debt; and

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

We expect to use cash flow from operations to meet our current and future financial obligations, including funding our operations, debt service and capital expenditures. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness, or to fund other liquidity needs. If we do not have enough money, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including our senior credit facilities and the notes, on or before maturity. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future indebtedness, including the agreements for our senior revolving credit facility and our senior term loan facility, respectively, may limit our ability to pursue any of these alternatives.

Our senior credit facilities are secured by substantially all the assets of the issuers and the guarantors and will be senior to the notes to the extent of the value of the collateral.

Obligations under our senior revolving credit facility are secured by a first-priority lien on all of the borrowers’ and guarantors’ accounts receivable and inventory and a second-priority lien on the borrowers’ and guarantors’ other tangible and intangible assets. Obligations under our senior term loan facility are secured by a second-priority lien on all of the borrowers’ and guarantors’ accounts receivable and inventory and a first-priority lien on the borrowers’ and guarantors’ other tangible and intangible assets. The notes and the related guarantees will be secured by a third-priority lien in substantially all of the collateral securing indebtedness under our senior credit facilities, with certain exceptions. As of April 3, 2010, we had approximately $163.7 million of senior secured first and second lien indebtedness outstanding and $39.9 million of available borrowing capacity under our senior credit facilities (after giving effect to $3.6 million in outstanding letters of credit) ranking ahead of the notes and related guarantees. Any rights to payment and claims by the holders of the notes will, therefore, be effectively junior to any rights to payment or claims by our creditors under our senior credit facilities with respect to distributions of such collateral. Only when our obligations under our senior credit facilities are satisfied in full will the proceeds of the collateral securing indebtedness under our senior credit facilities, subject to other permitted liens, be available to satisfy the obligations under the notes and guarantees. In addition, the indenture permits us under certain circumstances to incur additional indebtedness secured by a lien that ranks senior to or equally with the notes. Any such indebtedness may further limit the recovery from the realization of the value of such collateral available to satisfy holders of the notes. As a result, if there is a default, the value of such collateral may not be sufficient to repay the first-priority and second-priority lien creditors, the holders of the notes and the guarantees and pari passu indebtedness.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur more debt or make certain restricted payments, which could further exacerbate the risks described above.

We and our subsidiaries may be able to incur additional debt in the future. Although our senior credit facilities contain, and the indenture governing the notes contains, restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. In addition, if we are able to designate some of our restricted subsidiaries under the indenture governing the notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. Moreover, although our senior credit facilities contain, and the indenture governing the notes contains, restrictions on our ability to make restricted payments, including the declaration and payment of dividends, we are able to make such restricted payments under certain circumstances. Adding new debt to current debt levels or making restricted payments could intensify the related risks that we and our subsidiaries now face. See “Capitalization” and “Description of Other Indebtedness.”

The agreements governing our debt agreements restrict our ability to engage in some business and financial transactions.

Our debt agreements, such as the indenture governing the notes and the agreements governing our senior credit facilities, restrict our ability in certain circumstances to, among other things:

•	incur additional debt;

•	pay dividends and make other distributions on, redeem or repurchase, capital stock;

•	make investments or other restricted payments;

•	enter into transactions with affiliates;

•	engage in sale and leaseback transactions;

•	sell all, or substantially all, of our assets;

•	create liens on assets to secure debt; or

•	effect a consolidation or merger.

These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, our senior credit facilities require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these tests.

A breach of any of these covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt. In addition, in the event that the notes become immediately due and payable, the holders of the notes would not be entitled to receive any payment in respect of the notes until all of our senior debt has been paid in full.

Our ability to make payments on the notes depends in part on our ability to receive dividends and other distributions from our subsidiaries.

We depend in part on dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of principal of and interest on their outstanding debt. Our subsidiaries are legally distinct from us. Payment to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations. The ability of our subsidiaries and joint ventures to pay dividends, make distributions, provide loans or make other payments to us may be restricted by applicable state and foreign laws, potentially adverse tax consequences and their agreements, including agreements governing their debt. In addition, the equity interests of our joint venture partners or other shareholders in our non-wholly owned subsidiaries in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. As a result, we may not be able to access their cash flow to service our debt, including the notes, and we cannot assure you that the amount of cash and cash flow reflected on our financial statements will be fully available to us.

The notes will be structurally subordinated to all liabilities of our future subsidiaries that are not guarantors of the notes.

Not all of our future subsidiaries will guarantee the notes. The notes are structurally subordinated to the indebtedness and other liabilities of our future subsidiaries that do not guarantee the notes. These future non-guarantor subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we or the subsidiary guarantors have to receive any assets of any of the non-guarantor subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of the notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries. Accordingly, in the event of a bankruptcy, liquidation or reorganization of any of our future non-guarantor subsidiaries, absent a decision of the court, such as in the case of substantive consolidation, these future non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us.

The note guarantee of a subsidiary guarantor may be released if such subsidiary guarantor no longer guarantees or is otherwise no longer an obligor of indebtedness under our senior credit facilities.

Any subsidiary guarantee of the notes may be released without action by, or consent of, any holder of the notes or the trustee under the indenture if the subsidiary guarantor is no longer a guarantor or an obligor of our senior credit facilities. The lenders under our senior credit facilities have the discretion to release the subsidiary guarantees under the senior credit facilities in certain circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a subsidiary guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to your claims.

We may not have the funds necessary to satisfy all of our obligations under the senior credit facilities, the notes or other indebtedness in connection with certain change of control events.

Upon the occurrence of specific kinds of change of control events, the indenture governing the notes requires us to make an offer to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest (and additional interest, if any) to the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of the change of control to make the required repurchase of the notes. In addition, restrictions under our senior credit facilities may not allow us to repurchase the notes upon a change of control. If we could not refinance such debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the notes, which would constitute an event of default under the indenture. Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of Notes—Change of Control.”

In addition, our senior credit facilities provide that certain change of control events constitute an event of default under such senior credit facilities. Such an event of default entitles the lenders thereunder to, among other things, cause all outstanding debt obligations under the senior credit facilities to become due and payable and to proceed against the collateral securing such senior credit facilities. Any event of default or acceleration of the senior credit facilities will likely also cause a default under the terms of our other indebtedness.

We may enter into transactions that would not constitute a change of control that could affect our ability to satisfy our obligations under the notes.

Legal uncertainty regarding what constitutes a change of control and the provisions of the indenture may allow us to enter into transactions, such as acquisitions, refinancings or recapitalizations, that would not constitute a change of control but may increase our outstanding indebtedness or otherwise affect our ability to satisfy our obligations under the notes. The definition of change of control includes a phrase relating to the transfer of “all or substantially all” of our assets and subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require the issuers to repurchase notes as a result of a transfer of less than all of our assets to another person may be uncertain.

If an active trading market for the notes does not develop, the liquidity and value of the notes could be harmed.

The notes are a new issue of securities for which there is currently no trading market. We cannot assure you that an active trading market for the notes will develop or be sustained. We do not intend to apply for listing of the notes on any securities exchange or for quotation in any automated dealer quotation system. Although the initial purchasers have advised us that they intend to make a market in the notes, they are not obligated to do so, and any such market-making may be discontinued at any time at the sole discretion of the initial purchasers. If an active trading market for the notes fails to develop or be sustained, the trading price of the notes could be adversely affected.

Even if an active trading market for the notes were to develop, the notes could trade at a discount from their initial issue price or principal amount. Whether or not the notes trade at lower prices depends on many factors, some of which are beyond our control, including:

•	prevailing interest rates;

•	demand for high yield debt securities generally;

•	general economic conditions;

•	our financial condition, performance and future prospects; and

•	prospects for companies in our industry generally.

There may not be sufficient collateral to pay all or any of the notes, especially if we incur additional secured indebtedness ranking prior to or pari passu with the notes, which will dilute the value of the collateral securing the notes and guarantees.

No appraisals of any collateral have been prepared in connection with the issuance of the notes. The fair market value of the collateral is subject to fluctuations based on factors that include, among others, the condition of the markets and sectors in which we operate, the ability to sell the collateral in an orderly sale, the condition of the national and local economies, the availability of buyers and similar factors. The value of the assets pledged as collateral for the notes could also be impaired in the future as a result of our failure to implement our business strategy, competition or other future trends. In the event of foreclosure on the collateral, the proceeds from the sale of the collateral may not be sufficient to satisfy in full our obligations under the notes and any additional indebtedness secured equally and ratably with the notes. The amount to be received upon such a sale would be dependent on numerous factors, including but not limited to the timing and the manner of the sale. In addition, the book value of the collateral should not be relied on as a measure of realizable value for such assets. By its nature, a portion of the collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the collateral can be sold in a short period of time in an orderly manner. A significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating business. Accordingly, any such sale of the collateral separate from the sale of certain of our operating businesses may not be feasible or of significant value.

To the extent that pre-existing liens, liens permitted under the indenture and other rights, including liens on excluded assets (such as those securing purchase money obligations and capital lease obligations granted to other parties in addition to the holders of obligations secured by liens ranking prior to the notes, including liens under our senior credit facilities) encumber any of the collateral securing the notes and the guarantees, those parties have or may exercise rights and remedies with respect to the collateral that could adversely affect the value of the collateral and the ability of the collateral agent, the trustee under the indenture or the holders of the notes to realize or foreclose on the collateral. Consequently, liquidating the collateral securing the notes may not result in proceeds in an amount sufficient to pay any amounts due under the notes after also satisfying the obligations to pay any creditors with prior liens. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured, unsubordinated claim against our and the guarantors’ remaining assets.

Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of the notes to receive post-petition interest and collect fees and costs. In addition, under these circumstances, the unsecured portion of the notes would not be entitled to receive “adequate protection” under federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at any time prior to such a finding of under-collateralization, those payments would be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes.

We or any subsidiary guarantor may incur additional secured indebtedness under the indenture, including the issuance of additional notes or the incurrence of other forms of indebtedness secured equally and ratably with the notes and borrowings under our senior credit facilities or other senior lien obligations, subject to certain specified conditions. See “Description of Notes—Certain Covenants—Limitation on Incurrence of Debt.” Any such incurrences could dilute the value of the collateral securing the notes and guarantees.

The pledge of the capital stock or other securities of our subsidiaries that secure the notes will automatically be released from the lien on them and no longer constitute collateral for so long as the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

The notes and the guarantees will be secured by a pledge of the stock of some of our subsidiaries. Under the SEC regulations in effect as of the issue date of the notes, if the par value, book value as carried by us or market value (whichever is greatest) of the capital stock or other securities of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. Therefore, the indenture and the collateral documents provide that any capital stock and other securities of any of our subsidiaries will be excluded from the collateral for so long as the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).

As a result, holders of the notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during such period. It may be more difficult, costly and time-consuming for holders of the notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. See “Description of Notes—Security.”

The rights of holders of the notes to the collateral will be governed, and materially limited, by the intercreditor agreement.

The rights of holders of the notes to the collateral will be governed, and materially limited, by the intercreditor agreement. Pursuant to the terms of the intercreditor agreement, the holders of indebtedness under our senior lien obligations, which are secured on a first-priority and second-priority basis, will control substantially all matters related to the collateral. Under the intercreditor agreement, at any time that the indebtedness secured on a prior lien basis remains outstanding, any actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings, and to approve amendments to, certain releases of collateral from the lien of, and waivers of past defaults under, the collateral documents) will be at the direction of the holders of such indebtedness; provided that after 180 days (subject to an automatic extension for any period during which the collateral agents for the senior secured credit facilities have commenced and are diligently and in good faith pursuing remedies) the collateral agent on behalf of holders of the notes may commence enforcement proceedings against the collateral. Prior to such 180 day period and any such automatic extension, the trustee and the collateral agent on behalf of the holders of the notes will not have the ability to control or direct such actions, even if the rights of the holders of the notes are adversely affected. Releases of prior liens upon any collateral approved by the holders of such prior liens in connection with any enforcement action will also release the third-priority liens securing the notes on substantially the same collateral, and holders of the notes will have no control over such release. See “Description of Notes—Intercreditor Agreement.”

Rights of holders of the notes in the collateral may be adversely affected by the failure to perfect liens on certain collateral acquired in the future.

Applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. The trustee or the collateral agent may not monitor, or we may not inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and necessary action may not be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the notes against third-parties. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third-parties.

Rights of holders of the notes in their collateral may be adversely affected by bankruptcy proceedings.

The right of the collateral agent for the notes to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by U.S. federal bankruptcy law if bankruptcy proceedings are commenced by or against us. This could be true even if bankruptcy proceedings are commenced after the collateral agent has repossessed and disposed of the collateral. Under U.S. federal bankruptcy law, a secured creditor such as a collateral agent for the notes is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, U.S. federal bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.”

The meaning of the term “adequate protection” varies according to circumstance, but in general the doctrine of “adequate protection” requires a troubled debtor to protect the value of a secured creditor’s interest in the collateral, through cash payments, the granting of an additional security interest or otherwise, if and at such time as the court in its discretion may determine during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have unsecured “deficiency claims” for the balance of the principal on the notes (excluding “unmatured interest,” as described above). U.S. federal bankruptcy laws do not generally permit the payment or accrual of interest, costs, or attorneys’ fees for unsecured or undersecured claims during the debtor’s bankruptcy case.

In addition, the collateral agent for the notes may need to evaluate the impact of potential liabilities before determining to foreclose on the collateral, because entities that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the secured property. In this regard, the collateral agent may decline to foreclose on the collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders. Finally, the collateral agent’s ability to foreclose on the collateral on behalf of the holders of the notes may be subject to lack of perfection, the consent of third-parties, prior liens and practical problems associated with the realization of the collateral agent’s lien on the collateral.

Certain pledges of collateral and payments on the notes might be avoidable by a trustee in bankruptcy.

Any future pledge of collateral, or any future perfection of any other pledge, to secure the notes might be avoidable under the U.S. bankruptcy preference laws by the pledgor (as debtor in possession), by its trustee in bankruptcy or by someone else acting on behalf of the bankruptcy estate, if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given, and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period. If any pledges of collateral are avoided, the collateral will not be available to the holders of the notes or the guarantees to satisfy the obligations under the notes.

Certain payments on the notes might be avoidable under the U.S. bankruptcy preference laws by the issuers (as debtor in possession), by its trustee in bankruptcy or by someone else acting on behalf of the bankruptcy estate if certain events or circumstances exist or occur, including, among others, if the issuers are insolvent at the time of the payment, the payment permits the holders of the notes to receive a greater recovery than if the payment had not been made, and a bankruptcy proceeding in respect of the issuers is commenced within 90 days following the payment, or, in certain circumstances, a longer period.

A court could deem the issuance of the notes or the guarantees to be a fraudulent conveyance and avoid all or a portion of the obligations represented by the notes or the guarantees.

In a bankruptcy proceeding, a trustee, debtor in possession, or someone else acting on behalf of the bankruptcy estate may seek to recover transfers made or avoid obligations incurred prior to the bankruptcy proceeding on the basis that such transfers and obligations constituted fraudulent conveyances. Fraudulent conveyances are generally defined to include transfers made or obligations incurred for inadequate consideration when the debtor was insolvent, inadequately capitalized or in similar financial distress, or transfers made or obligations incurred with the intent of hindering, delaying or defrauding current or future creditors. Under U.S. law, a trustee or such other parties may recover such transfers and avoid such obligations made within two years prior to the commencement of a bankruptcy proceeding. Furthermore, under certain circumstances, creditors may recover transfers or avoid obligations under state fraudulent conveyance laws, within the applicable limitation period, which may be longer than two years, even if the debtor is not in bankruptcy. In bankruptcy, a representative of the estate may also assert such state law claims. If a court were to find that either an issuer issued the notes or a guarantor issued its guarantee under circumstances constituting a fraudulent conveyance, the court could avoid all or a portion of the obligations under the notes or the guarantees, or the pledge of collateral granted in connection therewith. In addition, under such circumstances, the value of any consideration holders received with respect to the notes, including upon foreclosure of the collateral, could also be subject to recovery from such holders and possibly from subsequent transferees. If the pledge of collateral to secure the notes were avoided and the issuance of the notes and/or guarantees were not avoided, holders of the notes would be unsecured creditors with claims that ranked pari passu with all other unsubordinated creditors of the applicable obligor, including trade creditors.

A note could be avoided, claims in respect of a note could be subordinated to all other debts of an issuer or the pledge of collateral securing the notes could be avoided, if such issuer at the time the indebtedness evidenced by the notes was incurred:

•	intended to hinder, delay, or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others;

•	received less than reasonably equivalent value or fair consideration for the issuance of the notes and:

•	was insolvent or rendered insolvent by reason of such issuance or incurrence;

•	was engaged in a business or transaction for which such issuer’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond the ability to pay those debts as they mature.

Similar risks apply to the incurrence by each guarantor of its guarantee of the notes and its pledge of collateral to secure its guarantee of the notes.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot assure you as to what standard a court would apply in determining whether an issuer or a guarantor would be considered to be insolvent. If a court determined that an issuer or a guarantor was insolvent after giving effect to the issuance of the notes or the applicable guarantee, it could avoid the notes or the applicable guarantees of the notes (or the pledge of collateral) and require you to return any payments received in respect of the notes or guarantees (or upon the foreclosure on collateral).

Connors Bros. Clover Leaf Seafoods Company and certain of the guarantors of the notes are corporations incorporated or other entities organized under the laws of Canada, the Netherlands, the Cayman Islands and other non-U.S. jurisdictions. The laws of these jurisdictions may have similar laws that could limit the enforceability or ability to recover on the notes and guarantees.

The collateral is subject to casualty risks.

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the notes and the guarantees.

In the event of a total or partial loss of any of the mortgaged facilities, certain items of equipment, fixtures and other improvements may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to manufacture or construct replacement of such items could cause significant delays.

We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the notes and the guarantees.

The collateral documents allow us to remain in possession of, retain exclusive control over, freely operate and collect, invest and dispose of any income from, the collateral securing the notes and the guarantees.

In addition, we may not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939, or the “Trust Indenture Act,” if we determine, in good faith based on advice of counsel, that, under the terms of that Section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released collateral. For example, so long as no default or event of default under the indenture would result therefrom and such transaction would not violate the Trust Indenture Act, we may, among other things, without any release or consent by the indenture trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness). See “Description of Notes.”

The amount that can be collected under the guarantees will be limited.

Each of the guarantees will be limited to the maximum amount that can be guaranteed by a particular guarantor without rendering the guarantee, as it relates to that guarantor, avoidable. See “—A court could deem the issuance of the notes or the guarantees to be a fraudulent conveyance and avoid all or a portion of the obligations represented by the notes or the guarantees.” In general, the maximum amount that can be guaranteed by a particular guarantor may be significantly less than the principal amount of the notes. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may eliminate the guarantor’s obligations or reduce the guarantor’s obligations to an amount that effectively makes the guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees.

The imposition of certain permitted liens will cause the asset on which such liens are imposed to be excluded from the collateral securing the notes and the guarantees. There are also certain other categories of property that are also excluded from the collateral.

The indenture permits liens in favor of third-parties to secure purchase money indebtedness and capital lease obligations, and any assets subject to such liens will be automatically excluded from the collateral securing the notes and the guarantees. Our ability to incur purchase money indebtedness and capital lease obligations is subject to the limitations, as described in “Description of Notes—Certain Covenants—Limitation on Incurrence of Debt.” Other categories of excluded assets and property include substantially all of the assets and property excluded from the definition of collateral under the senior credit facilities, including any rights or interest in certain contracts covering real or personal property, certain intent-to-use trademark or service mark applications, any leasehold interest in real property and any deposit account that is used exclusively for payroll, payroll taxes and other employee wage and benefit payments to or for employees, and there are certain limited exceptions of collateral securing the senior credit facilities. In addition, capital stock or other securities will be limited to the extent Rule 3-16 of Regulation S-X would require the filing of separate financial statements with the SEC for that subsidiary. See “Description of Notes—Security.” Excluded assets will not be available as collateral to secure the issuers’ and the guarantors’ obligations under the notes. As a result, with respect to the excluded assets, the notes and the guarantees will effectively rank equally with any other unsubordinated indebtedness of the issuers and the guarantors that is not itself secured by the excluded assets.

It may be difficult to realize the value of the collateral pledged to secure the notes and the guarantees.

The security interest of the collateral agent may be subject to practical problems generally associated with the realization of security interests in the collateral. For example, the collateral agent may need to obtain the consent of a third-party or governmental agency to obtain or enforce a security interest in a license or contract or to otherwise operate our business. We cannot assure you that the collateral agent will be able to obtain any such consent. If the trustee exercises its rights to foreclose on certain assets, transferring required government approvals to, or obtaining new approvals by, a purchaser of assets may require governmental proceedings with consequent delays. In addition, any foreclosure on the assets of a subsidiary, rather than upon its capital stock as a result of the stock of such subsidiary being an “excluded asset,” may result in delays and additional expense, as well as less proceeds than would otherwise have been the case.

Applicable laws may limit the ability of the collateral agent and the holders of the notes to foreclose on the real property and improvements included in the collateral.

The notes will be secured by, among other things, liens on real property and improvements located in certain Canadian provinces, Puerto Rico and the States of Louisiana and New Jersey. The laws of those jurisdictions may limit the ability of the collateral agent and the holders of the notes to foreclose on the improved real property collateral located in those states. Laws of those jurisdictions govern the perfection, enforceability and foreclosure of mortgage liens against real property interests which secure debt obligations such as the notes. These laws may impose procedural requirements for foreclosure different from and necessitating a longer time period for completion than the requirements for foreclosure of security interests in personal property. Debtors may have the right to reinstate defaulted debt (even if it has been accelerated) before the foreclosure date by paying the past due amounts and a right of redemption after foreclosure. Governing laws may also impose security first and one form of action rules which can affect the ability to foreclose or the timing of foreclosure on real and personal property collateral regardless of the location of the collateral and may limit the right to recover a deficiency following a foreclosure.

The holders of the notes and the collateral agent also may be limited in their ability to enforce a breach of the “no liens” covenant. Some decisions of state courts have placed limits on a lender’s ability to accelerate debt secured by real property upon breach of covenants prohibiting the creation of certain junior liens or leasehold estates may need to demonstrate that enforcement is reasonably necessary to protect against impairment of the lender’s security or to protect against an increased risk of default. Although the foregoing court decisions may have been preempted, at least in part, by certain federal laws, the scope of such preemption, if any, is uncertain. Accordingly, a court could prevent the collateral agent and the holders of the notes from declaring a default and accelerating the notes by reason of a breach of this covenant, which could have a material adverse effect on the ability of holders to enforce the covenant.

Canadian bankruptcy and insolvency laws may impair the enforcement of remedies under the notes.

The rights of the trustee to enforce remedies could be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to Connors Bros. Clover Leaf Seafoods Company and any Canadian subsidiary guarantors. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person or debtor to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted or approved by the requisite majorities of each affected class of creditors, and if approved or sanctioned by the relevant Canadian court, would be binding on all creditors within each affected class that voted in favor of the proposal, including creditors who voted against the proposal. Moreover, this legislation permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument during the period the stay of proceedings remains in place.

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the notes would be made during bankruptcy, insolvency or other restructuring proceedings, whether or when the trustee could exercise its rights under the indentures or whether, and to what extent, if any, holders of notes would be compensated for any delays in payment of principal, interest and costs, including the fees and disbursements of the trustee. In addition, any claims related to the notes may be compromised as part of a restructuring proposal.

Each of the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions allowing the Court to grant super-priority liens, with priority over secured creditors such as the trustee on behalf of the noteholders. Also, relevant legislation provides for certain claims for employee wages and unpaid pension contributions to be granted super-priority status when bankruptcy, receivership or restructuring proceedings are commenced under the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada), as applicable.

Although U.S. bankruptcy courts typically attempt to claim jurisdiction over a debtor’s property wherever located, including property situated in other countries, there can be no assurance that courts outside the U.S. will recognize a U.S. bankruptcy court’s jurisdiction in that regard. Accordingly, difficulties may arise in prosecuting and administering a U.S. bankruptcy case involving a non-resident debtor like Connors Bros. Clover Leaf Seafoods Company and any Canadian subsidiary guarantor with property situated outside the U.S., and any orders or judgments of a U.S. bankruptcy court may not be enforceable outside the U.S. against those companies.

Insolvency laws of jurisdictions outside of the U.S. may preclude holders of the notes from recovering payments due on the notes.

Although Bumble Bee Foods, LLC and Bumble Bee Capital Corp. are organized in Delaware, Connors Bros. Clover Leaf Seafoods Company and certain guarantors are incorporated in a variety of jurisdictions, some of which are jurisdictions other than the U.S. In addition, the parties to certain of the key agreements affecting your rights as holders of the notes and your ability to recover under the notes are incorporated in jurisdictions other than the U.S. The insolvency laws of some of these other jurisdictions may not be as favorable to your interests as creditors as the laws of the U.S. or other jurisdictions with which you may be familiar.

Risks Related to the Exchange Offer

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of the exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Holders who fail to exchange their initial notes will continue to be subject to restrictions on transfer.

If you do not exchange your initial notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your initial notes described in the legend on the certificates for your initial notes. The restrictions on transfer of your initial notes arise because we issued the initial notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the initial notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the initial notes under the Securities Act. For further information regarding the consequences of not tendering your initial notes in the exchange offer, see the discussions below under the captions “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Risks Related to our Business

Commodity prices, including wholesale tuna and energy costs, are subject to fluctuation based on factors that are not within our control, and a significant change in such commodity prices could have a material adverse effect on our financial condition and results of operations.

The price of wholesale tuna and other seafood items is affected by factors such as global demand, fishing activity and regional climatic changes and has historically been relatively volatile. Although management believes that we have expertise in purchasing these commodities and we may have historically been able to pass raw material and other input price increases through to retailers, there is no assurance that in the future we will be able to do so without suffering reduced volume, revenue and profit margins, which would have a material adverse effect on our financial condition and results of operations.

Our operating costs may also be negatively affected by changes in energy costs. The cost to obtain delivery of raw materials, process products and deliver finished goods, whether directly incurred or passed on to us by our suppliers, is impacted by rising fuel prices. A rise in fuel costs and difficulties in sustaining price increases or further increasing prices to offset the impact of an increase in fuel costs could have a material adverse effect on our financial condition and results of operations.

We face intense competition from our competitors in the shelf-stable seafood industry that could negatively affect our results of operations.

We operate in a highly competitive environment. In general, competition in our markets is based on product quality, price, brand recognition and brand loyalty. The shelf-stable seafood industry is characterized by relatively low margins and high levels of competition. Some competitors in the shelf-stable seafood industry may have greater economic resources than us as well as substantial marketing and other resources and may be better able to withstand volatility within the industry and throughout the economy as a whole while retaining greater operating and financial flexibility. If our competitors lower their prices or increase their promotional spending, or we are unable to compete effectively, our growth opportunities, share of the market, margins and profitability may decline. In addition, in recent years, many major retail food chains have been increasing their promotions, offerings and shelf space allocations for their own private-label shelf- stable seafood products, to the detriment of branded products, including our own brands. There can be no assurance that we will be able to compete successfully against our current or future competitors or that such competition will not negatively affect our financial condition and results of operations.

Consolidation of retail customers may affect our operating margins and profitability. In addition, the loss of a significant customer could have a material adverse effect on our financial condition and results of operations.

Retail customers, such as supermarkets, warehouse club stores and food distributors, continue to consolidate in North American markets. As a result of this retail consolidation, our retail customers grow larger and become more sophisticated with increased buying power. These larger retailers are capable of operating with reduced inventories, they can resist price increases, and they demand lower pricing, increased promotional programs and specifically-tailored products. As a result, there is also greater pressure to manage distribution capabilities in ways that increase efficiency for these large retailers, especially on a national scale. We also compete for shelf space at these customers, which may be used instead for their own private label products. If we fail to respond to these trends, our volume growth could slow or we may need to lower our prices or increase our investments in marketing, any of which could adversely affect our profitability.

Generally, we do not have long-term agreements with customers. Accordingly, a customer may, on relatively short notice, decide that it wishes to cease purchasing our products. Our top 20 customers in the U.S. and top 10 customers in Canada account for a large portion of our consolidated revenue. The loss of a significant customer may have a material adverse effect on our financial condition and results of operations.

A material decline in the supply of tuna or biomass of wild fish stocks in the fisheries in which we operate or disruption in our ability to procure such biomass could have a material adverse effect on our business, financial condition and results of operations.

We depend on a continuing supply of product that meets our quality and quantity requirements, most notably tuna. While the overall global supply of tuna is relatively stable, there are some fisheries that are at or close to their maximum sustainable yields. Changes in the weather may also change the thermoclines in which fish such as tuna may be located. If fish are driven to lower thermoclines, it may be harder for fishermen to catch these fish, which could reduce the supply of tuna. In addition, some scientists believe that the population of some larger fish species has been depleted due to over fishing, potentially affecting the current and future supply of tuna. If effective management measures are not applied to those stocks that are over-exploited, maximum sustainable yields may be adversely impacted and we may not be able to find enough supplemental supply sources of tuna on favorable terms, if at all, which could impact our ability to supply product to our customers and have a material adverse effect on our business, financial condition and results of operations.

The supply of herring is dependent on the biomass of the wild fish stocks and the ability to procure the required portion of the biomass. Herring have historically been an extremely prolific and fertile species and, depending on spawning conditions, the overall population is subject to significant inter-year variations that do not necessarily affect the long-term stability of the resource.

Our ability to procure and offer our products at prices that are acceptable to our customers, and ultimately to the end-consumer, is dependent upon the state of the natural resource and both short and long-term fluctuations in the supply of quality fish. Disruption to the ability to procure and offer our products due to weather, natural disaster, fire, terrorism, pandemic, strikes, or other reasons could impair our ability to sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could adversely affect our business, financial condition and results of operations.

Some of our product categories are mature and have experienced declines in volume consumption from time to time. We may be unable to offset a reduction in revenue within these categories through increased marketing spending or through an increase in revenue within other categories.

While volume consumption of higher-margin albacore tuna has remained consistent, modest declines in the larger but lower-margin lightmeat tuna segment over the past few years have driven a decline in overall U.S. canned tuna consumption. If consumption rates in the mature lightmeat tuna segment continue to decline, our revenue and profitability may be adversely affected, and we may not be able to offset this decrease in business with increased trade spending or an increase in sales or profitability of other product categories.

Our operations are subject to certain hazards and liability risks associated with canned food products. We were involved in a product recall in 2007 and there is no guarantee that other contamination problems will not develop that could harm our business.

Our operations are subject to certain hazards and liability risks associated with canned food products, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. Litigation that may be filed in the future could require us to pay significant damages that may have a material adverse effect on our business, and consequently on our results of operations and financial condition. As a result of Bumble Bee Foods, LLC voluntarily recalling all canned meat and pet food products processed on a single manufacturing line in the Augusta Plant in July 2007 due to the risk of possible contamination of these products with Clostridium botulinum, a bacterium which can cause botulism, we were subject to several lawsuits and in the future may be subject to additional legal proceedings in connection with the recalled products. While we do not anticipate any repetition of such problems (and have since sold off that portion of the business involved in the Recall, and closed the Augusta Plant), our operations are subject to a range of operating hazards which include product contamination, the occurrence of which could result in unexpected costs to us, and in the case of a costly product recall, potentially serious damage to our reputation for product quality, as well as claims for product liability. See “—Uninsured and underinsured losses could adversely affect our operating results and financial condition,” “—We may be subject to product liability exposure and exposed to other product safety-related risks, including recalls and regulatory actions, which could have a material adverse effect on our business, financial condition and results of operations and harm our reputation” and “Business—Legal Proceedings” for further discussion.

Uninsured and underinsured losses could adversely affect our operating results and financial condition.

We arrange for insurance coverage in respect of potential liabilities on such terms as we consider appropriate. Management believes that the comprehensive property and casualty insurance coverage and amounts that we maintain are sufficient to repair or replace any assets physically damaged or destroyed, including coverage for resultant business interruption losses, or extra expenses sustained, and to cover claims for bodily injury or property damage arising out of assets or operations. We maintain other insurance coverages, such as for product liability and general liability, to cover other potential losses. However, not all risk factors are covered by insurance, and no assurance can be given that insurance will be consistently available or will be consistently available on an economically feasible basis or that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving our assets or operations. A claim that is not covered by insurance or which exceeds the policy limit may have a material adverse effect on our operating results and financial condition.

We have liabilities with respect to our defined benefit pension plans and we will likely have to make contributions to fully fund such plans, which may impact our financial position.

We maintain defined benefit pension plans, either directly or through certain subsidiaries that are not fully funded on an actuarial solvency basis. As of December 31, 2009, our consolidated funded status for all plans combined was underfunded by approximately $3.7 million. Our Castleberry’s Food Company Salaried Retirement Plan was underfunded by approximately $1.6 million, our Castleberry’s Food Company Hourly Retirement Plan was underfunded by approximately $1.0 million, our Retirement Plan for Employees of Bumblebee International was underfunded by approximately $1.7 million, and our New Brunswick Hourly and Salaried Pension Plan was overfunded by approximately $0.6 million. It is likely that we will have to continue to make additional contributions to such underfunded plans. It is anticipated that any such contributions will be funded from operations or existing resources, which may impact our financial position.

Our results of operations may suffer if we are not able to successfully manage our exposure to foreign exchange rate risks.

We transact business in two primary currencies: the U.S. dollar and the Canadian dollar. For the fiscal year ending December 31, 2009, 80% of our revenue was denominated in U.S. dollars and the transactions comprising our costs and expenses are denominated in both U.S. dollars and Canadian dollars. Our cash flows and U.S. dollar amounts available for distribution that are sourced from cash flows generated in the Canadian dollar may in the future be adversely impacted by a weakening of the Canadian dollar versus the U.S. dollar.

In order to reduce exposures related to changes in foreign currency exchange rates, we may enter into forward exchange or option contracts for transactions denominated in a currency other than the applicable functional currency. This includes, but is not limited to, hedging against foreign currency risk in purchasing inventory, sales of finished goods and future settlement of assets and liabilities denominated in foreign currencies. We monitor, on an ongoing basis, market conditions and the impact of exchange rate fluctuations on our forecasted foreign currency transactions. We cannot assure you that we will undertake any such hedging activities or that, if we do so, they will be successful in reducing the risks to us of our exposure to foreign currency fluctuations. In addition, these types of hedging activities may themselves cause financial harm to us and may have inherent levels of counterparty risk over which we would have no control.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial condition and results of operations.

A significant portion of our long-term debt bears interest at variable rates based on certain announced interest rates plus margins stipulated in those agreements. We also finance capital acquisitions via capital leases at fixed rates of interest and the notes will be set at a fixed interest rate. As such, our net income is sensitive to both short-term and long-term movements in interest rates. We monitor, on an ongoing basis, market conditions and interest rate fluctuations that could result in increased interest expense on debt bearing variable rates of interest or on any new borrowing at fixed rates to finance capital expenditures. To manage this risk, we have and may continue to enter into interest rate swaps, caps or similar instruments based on anticipated exposure; however, we may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition. There are many economic factors outside our control that have in the past and may, in the future, impact rates of interest including publicly announced indices that underlie the interest obligations related to a significant portion of our debt. Factors that impact interest rates include governmental monetary policies, inflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets. Should variable rates as well as fixed rates of interest increase, it is likely that we will incur increased interest payment obligations and related expense. Such increases could have a material adverse effect on our financial condition and results of operations.

Changes in U.S. government trade policy can adversely affect our business.

We benefit from U.S. trade policies that currently impose a 12.5% import duty on most imports of canned tuna packed in water and a 35% import duty on imports of tuna packed in oil. There is no assurance that the U.S. will retain these import duties and as free trade agreements are negotiated with countries that have low labor rates, the cost competitiveness of our tuna processing facilities may be threatened, which could have a material adverse effect on our financial condition and results of operations.

In October 2006, U.S. Customs and Border Control formally notified Bumble Bee that certain imports of tuna loins were subject to duties at higher rates than claimed by Bumble Bee. Bumble Bee has filed administrative protests locally and a request for additional review at customs headquarters. Counsel has been retained to represent Bumble Bee in these matters, and Bumble Bee intends to aggressively oppose the assessment of these additional duties.

We may be subject to product liability exposure and exposed to other product safety-related risks, including recalls and regulatory actions, which could have a material adverse effect on our business, financial condition and results of operations and could harm our reputation.

We are subject to potential product liability claims connected with the processing, canning and sale of shelf-stable protein products, including liabilities and expenses associated with product defects and handling, such as the potential contamination of ingredients or products by bacteria and other external agents as well as the introduction of foreign objects. We take, and will continue to take, precautionary measures to minimize those risks such as utilizing a hazard analysis critical control point (“HACCP”) plan approved by the U.S. Food and Drug Administration (“FDA”) as well as maintaining an ongoing program of rigorous self-inspection and third-party inspection. We may choose to recall product that has been sold in the event risk of product contamination exists. We also maintain product liability insurance against potential claims, and require co-packers to maintain product liability insurance with us as co-insured entities. However, if a product liability claim were successful, our insurance might not be adequate to cover all the related liabilities, and we might not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. In addition, even if a product liability claim was not successful or was not fully pursued, the negative publicity surrounding any such assertion could harm our reputation with customers. The consequences of any of the foregoing events may have a material adverse effect on our business, financial condition and results of operations.

In addition, demand for our products is subject to fluctuations resulting from nutritional and health-related concerns and public reaction to food spoilage or food contamination issues. We could also be adversely affected if consumers in principal markets lose confidence in the safety and quality of products or the industry’s fishing practices. Adverse publicity about these types of concerns, such as publicity regarding methylmercury levels in tuna, whether or not valid, may discourage consumers from buying our products and could have a material adverse effect on our business, financial condition and results of operations. In addition, consumer and institutional recognition of our trademarks and related brands and the association of those brands with high quality and safe food products are an integral part of our business and food spoilage or food contamination issues may materially adversely affect the value of our brand names and the demand for our products. See “—Concerns regarding methylmercury in seafood products, including tuna, could adversely affect our business.”

We are subject to extensive laws, rules, regulations and policies with respect to the production, processing, preparation, distribution, packaging and labeling of food products. Changes in the laws, rules, regulations and policies with respect to the production, processing, preparation, distribution, packaging and labeling of food products could have a material adverse effect on our financial condition and results of operations.

We are subject to extensive laws, rules, regulations and policies with respect to the production, processing, preparation, distribution, packaging and labeling of food products. Such laws, rules, regulations and policies are administered by various federal, state, provincial, regional and local health agencies and other governmental authorities, including, without limitation, the Canadian Department of Fisheries and Oceans (“DFO”), the Canadian Food Inspection Agency (“CFIA”), the New England Fishery Management Council, the FDA and the United States Department of Agriculture (“USDA”). Changes to any of the above laws, rules, regulations or policies, or more stringent enforcement thereof, could have a significant impact on us. There can be no assurance that we will be able to comply with any future laws, rules, regulations and policies. In addition, our operations may be impacted by consumer product liability claims, product tampering and the possible unavailability and/or expense of liability insurance. Our failure to comply with applicable laws, rules, regulations and policies may subject us to civil or regulatory proceedings, including fines, injunctions, administrative orders, recalls or seizures, which could have a material adverse effect on our financial condition and results of operations.

We are subject to significant environmental, health and safety regulation, compliance with which can be expensive and could have a material adverse effect on our financial condition and results of operations.

We are governed by a broad range of federal, state, foreign, provincial and local environmental, health and safety laws and regulations, permits, approvals, common law and other requirements that impose obligations relating to, among other things: worker health and safety; the release of substances into the natural environment; the production, processing, preparation, handling, storage, transportation, disposal and management of substances (including liquid and solid, non-hazardous and hazardous wastes and hazardous materials); and the prevention and remediation of environmental impacts such as the contamination of soil and water (including groundwater). As a result of these requirements, our operations, ownership, management, and use and control of property carry an inherent risk of environmental liability (including potential civil actions, compliance or remediation orders, fines and other penalties), including with respect to the harvesting and processing of seafood, the disposal of waste and the ownership, management, control or use of fishing vessels and transport vehicles.

We incur significant capital and operating expenditures to comply with applicable laws, regulations and related requirements. As a result of our operations, we may occasionally be subject to orders, investigations, inquiries or other proceedings relating to environmental, health and safety matters, including issues of compliance with legislation, permits, historical contamination and other requirements.

Changes in laws and regulations, or more rigorous enforcement, could result in additional material expenditures. Furthermore, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known matters or identified sites, or to other matters or sites, will not cause us to incur currently unanticipated liability or require expenditures for investigation, assessment or remediation, or result in fines or other penalties. Future discovery of previously unknown environmental issues, including contamination of property underlying or in the vicinity of our present or former properties or manufacturing facilities, could require us to incur material unforeseen expenses. All of these risks and related potential expenses could have a material adverse effect on our financial condition and results of operations.

Concerns regarding methylmercury in seafood products, including tuna, could adversely affect our business.

A number of public health organizations have issued health warnings alleging that tuna and other seafood products contain certain mercury compounds, specifically methylmercury. Methylmercury is a toxin believed to cause damage to the human nervous system, especially in young children and developing fetuses. However, the level of methylmercury in fish that can be consumed safely by an individual is a heavily debated topic. Methylmercury levels are highest in long-lived fish at the top of the food chain, such as tilefish, shark and swordfish. Methylmercury levels in canned tuna are at the low end of the spectrum. It is possible that the actual or perceived health risks posed by methylmercury in seafood products generally, and in canned tuna, in particular, may have negative implications for the canned tuna industry, including the threat of lawsuits and potential exposure to liability, the possible imposition of additional government warnings or regulation and negative publicity.

U.S. federal and state governmental agencies, including the FDA, have released consumption advisories warning that pregnant and nursing women and young children should avoid or limit consumption of seafood known to have higher levels of methylmercury content than other seafood. These groups of individuals are advised not to consume long-lived, larger fish, specifically shark, swordfish, king mackerel and tilefish, and to limit consumption of other fish to 12 ounces a week.

In an advisory notice entitled “What You Need to Know About Mercury in Fish and Shellfish” published March 2004, the FDA and Environmental Protection Agency reiterated guidance to pregnant women, children and women of child-bearing age on limiting consumption of seafood to 12 ounces per week and avoiding the four named species completely. Additionally, the advisory highlighted canned lightmeat tuna as one of the five low-mercury choices in stating that “five of the most commonly eaten fish that are low in mercury are shrimp, canned lightmeat tuna, salmon, pollock and catfish.” However, the advisory went on to state “another commonly eaten fish, albacore (“white”) has more mercury than canned lightmeat tuna. So, when choosing your two meals of fish and shellfish, you may eat up to six ounces (one average meal) of albacore tuna per week.”

The March 2004 advisory received substantial publicity in the U.S. focusing on the new inclusion of advice on canned tuna. News reports also noted that recent FDA testing indicated that canned albacore tuna contains almost three times as much mercury as canned lightmeat tuna. There can be no assurance that this advisory and the publicity surrounding it will not materially adversely affect tuna consumption and our financial condition and results of operations.

If our relations with our union employees were to deteriorate, we could be faced with labor shortages, disruptions or stoppages, which could adversely affect our financial condition and results of operations.

Our facility in Cape May, New Jersey is unionized. There are two collective bargaining agreements with respect to this facility. One collective bargaining agreement expires in 2012. The other agreement expires in 2013. Any deterioration of our labor relations could result in an organized work stoppage or other similar job action at that facility, or any of the other facilities operated by or supplying us, and may have a material adverse effect on our financial condition and results of operations.

Risk associated with foreign operations, including changes in import/export duties, wage rates, political or economic climates, or exchange rates, may adversely affect our operations.

Our foreign operations and relationships with foreign suppliers and co-packers, as well as our export of certain products, subject us to the risks of doing business abroad. The countries from which we source our products and in which we have some facilities may be subject to political and economic instability. Furthermore, these countries as well as countries to which we export our products may periodically enact new or revise existing laws, taxes, duties, quotas, tariffs, currency controls or other restrictions to which we are subject. Our products are subject to import duties and other restrictions, and the U.S. or Canadian government may periodically impose new or revise existing duties, quotas, tariffs or other restrictions to which we are subject. In addition, changes in respective effective wage rates among the countries from which we and our competitors source product could substantially impact our competitive position. Changes in exchange rates, import/export duties or relative international wage rates applicable to us or our competitors could adversely impact our business, financial condition and results of operations and require us to restructure our business in order to remain competitive. Because our competitors may have operations in different foreign jurisdictions than we have, such changes may impact us in a different manner than our competitors.

We rely upon suppliers of raw materials and co-packers to provide our supply of products. Any failure by suppliers or co-packers to fulfill their obligations could adversely affect our results of operations.

We have a number of supply arrangements with suppliers of raw materials and co-packers that require them to provide us with raw materials, including tuna, or specific finished products, as the case may be. The failure for any reason of any such supplier or other co-packer to fulfill its obligations under the applicable arrangements with us could result in disruptions to our supply of raw materials or finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a supplier or co-packer may experience financial difficulties or bankruptcy, which could disrupt our supply of raw materials or finished goods or require that we incur additional expense by providing financial accommodations to the supplier or co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new supply or co-pack arrangement with another provider. A new supply or co-pack arrangement may not be available on terms as favorable to us as the existing supply or co-pack arrangement, if at all. Actions we may take to mitigate the impact of any such disruption or potential disruption, including increasing inventory in anticipation of a potential production interruption, could adversely affect our results of operations.

Our operations are subject to the general risks of the food industry.

The food products manufacturing industry is subject to the risks posed by:

•	food spoilage or food contamination;

•	evolving consumer preferences and nutritional and health-related concerns;

•	federal, state and local food processing controls;

•	consumer product liability claims;

•	product tampering; and

•	the possible unavailability and/or expense of liability insurance.

If one or more of these risks were to materialize, our revenues could decrease, costs of doing business could increase and our results of operations could be adversely affected.

Our business is dependent on successful marketplace initiatives and acceptance by consumers of our products.

Our business is dependent on successful marketplace initiatives and acceptance by consumers of our products. Our product introductions and product improvements, along with our other marketplace initiatives, are designed to capitalize on new customer or consumer trends. In order to remain successful, we must anticipate and react to these new trends and develop new products or processes to address them. While we devote significant resources to meeting this goal, we may not be successful in developing new products or processes, or our new products or processes may not be accepted by customers or consumers.

The loss or dilution of important intellectual property rights could adversely affect our competitiveness.

Some of our trademarks, including those related to the Bumble Bee, Clover Leaf, Brunswick, Beach Cliff and Snow’s brand names, and other intellectual property rights are important to our business. We rely upon a combination of copyright and trademark laws as well as, where appropriate, contractual arrangements, including licensing agreements, to establish and protect our intellectual property rights. We are required from time to time to bring lawsuits against third parties in order to protect our intellectual property rights. Similarly, we are, and from time to time expect to be, party to proceedings where third parties challenge our rights or allege that we infringe their intellectual property. We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. Lawsuits relating to any material infringements of any trademark, copyright, patent or other intellectual property rights that are significant to our business, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations. The loss of important intellectual property rights such as trademarks, or a decision holding that we infringe third party intellectual property rights, could have a material adverse effect upon our business, financial condition and results of operation.

We may not be able to successfully implement initiatives to improve productivity and streamline operations to control or reduce costs. Failure to implement such initiatives could adversely affect our results of operations.

Because our ability to effectively implement price increases for our products can be affected by factors outside of our control, our profitability and growth depend significantly on our effort to control our operating costs. Because many of our costs, such as energy and logistics costs, packaging costs and ingredient, commodity and raw product costs, including tuna, are outside or substantially outside our control, we generally must seek to control or reduce costs in other areas, such as through increased operating efficiency.

If we are unable to retain our key management personnel, our growth and future success may be impaired.

Our success depends to a significant degree upon the continued contributions of senior management. We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management. If key employees depart, we may have to incur significant cost to replace them. Our ability to execute our business model could be impaired if we cannot replace them in a timely manner. Therefore, any loss or reduction in the number of such key personnel could adversely affect our future operating results.

Centre Partners V L.P. ultimately controls us and its interests may conflict with your interests.

Centre Partners V L.P. controls our operation by way of their right to designate a majority of the members of the board of directors of the general partner of Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.), our ultimate parent entity. As a result, Centre Partners V L.P. will be able to determine the outcome of some significant matters, including the approval of mergers, consolidations and the sale of all or substantially all of our assets. We cannot assure you that the interests of Centre Partners V L.P. will not conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they become due, the interests of Centre Partners V L.P. as an equity holder might conflict with the interests of the noteholders. In addition, Centre Partners V L.P. and its affiliates may in the future own interests in businesses that compete with ours.

Our operations are labor intensive, and our failure to attract and retain qualified employees may adversely affect us.

The industry segments of sourcing and processing in which we compete are labor intensive and require an adequate supply of qualified production workers. We may experience a high rate of employee turnover. Labor shortages, the inability to hire or retain qualified employees or increased labor costs could have a material adverse effect on our ability to control expenses and efficiently conduct our operations. We may not be able to continue to hire and retain the sufficiently skilled labor force necessary to operate efficiently and to support our operating strategies, or we may not continue to experience favorable labor relations. In addition, our labor expenses could increase as a result of continuing shortages in the supply of personnel. Changes in applicable laws and regulations could increase labor costs, which could have a material adverse effect on our business, results of operations and financials condition.

Severe weather conditions, natural disasters and climate change could affect the supply chains we depend on, our assets, and adversely impact our operating results.

Severe weather conditions and natural disasters may affect the supply of the raw materials that we use for our products or adversely impact our ability to effectively access the fisheries that are important to our business. Similarly, our suppliers could be affected by weather conditions and natural disasters depending on the location of their operations. If our supplies of raw materials are reduced, we may not be able to find sufficient supplemental supply sources on favorable terms, which could adversely affect our business and operating results. Further, our assets used in sourcing and processing are expensive and subject to risks of serious damage or destruction by weather and natural disasters. The destruction of, or substantial damage to, our operating assets would entail significant costs to us, including the loss of production while our assets were being replaced or repaired. Our insurance coverage may prove to be inadequate or may not continue to be available to us on commercially reasonable terms or at all.

There are increased efforts in the U.S. and internationally to address climate change and global warming through adopting controls over greenhouse gases. These efforts include ongoing international negotiations to formulate a new international agreement to control and regulate greenhouse gases. These efforts are based in large part on climate model projections indicating that global temperatures are likely to rise further during this century, resulting in changes to current climatic patterns, and corresponding impacts on the earth’s ecosystems. These climate-driven environmental changes could materially affect the distribution of a large variety of commercial fish and shellfish around the world, including the fish stocks that we rely on. That in turn could make the fish harder for fisherman to catch and ultimately reduce our access to supply.

We are exposed to risks associated with adverse changes in environmental protection regulation, in addition to pressure from interest groups, which could limit our ability to source tuna and biomass of wild fish stocks in the fisheries in which we operate.

There is a risk that access to certain fisheries in which we operate could be restricted due to constraints imposed by governmental authorities. These constraints imposed by governmental authorities to protect wild fish stocks may impact our sourcing operations. We may be forced to modify our fishing operations by restricting access to certain fisheries that are crucial to the viability of our business. Protests and other similar acts of third party groups could also cause substantial disruptions to our ability to source and process tuna and other important raw materials. These factors may affect a substantial portion of our business and processing operations in any given year, which could have a material effect on our business, results of operation and financial condition.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the note offering. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

The gross proceeds from the note offering were approximately $217.4 million before deducting initial purchasers’ discount and commissions and other fees and expenses of the note offering, but after deducting the original issue discount. We used these proceeds, together with the proceeds from $32.5 million of borrowings under the senior revolving credit facility, to repay the following outstanding indebtedness (including any interest due and owing to the date of redemption or repayment), pay related prepayment costs, to redeem common equity of Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) held by certain investors in the senior subordinated notes and to pay related transaction fees and expenses:

•	$83.5 million of indebtedness outstanding under the senior term loan facility (bears interest at LIBOR plus 5.5% and matures in 2013); and

•	$140.1 million of indebtedness outstanding under the senior subordinated notes.

CAPITALIZATION

The following table sets forth the consolidated cash and capitalization of Parent Guarantor as of April 3, 2010. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Other Indebtedness” and our audited and unaudited consolidated financial statements, the accompanying notes and the other financial information included elsewhere in this prospectus.

April 3, 2010
(in millions)
Cash	$1.4

Long term debt, including current portion:
Senior revolving credit facility(1)(2)	$125.1
Senior term loan facility(3)	30.0
Capital leases and installment notes	4.8
Initial notes(4)	217.5

Total debt	$377.4
Partnership equity	286.4

Total capitalization	$663.8

(1)	The senior revolving credit facility includes $150 million and C$75 million sublimits, and is subject to a borrowing base calculation. As of April 3, 2010, we had $39.9 million of availability under the senior revolving credit facility (after giving effect to $3.6 million in outstanding letters of credit).
(2)	Net of $3.4 million of unamortized debt discount related to the revolving credit facility.
(3)	Net of $0.4 million of unamortized debt discount related to the senior term loan facility.
(4)	Reflects $220.0 million in aggregate principal amount less approximately $2.5 million of unamortized original issue discount.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is selected historical consolidated financial data and other operating information for the periods indicated. The selected historical consolidated financial data presented below for the fiscal years ended December 31, 2005 and 2006 represents that of the Predecessor and have been derived from the Predecessor’s annual consolidated financial statements and notes thereto as filed with the Canadian securities regulatory authorities and not included in this prospectus. The 2005 statements were prepared in accordance with accounting principles generally accepted in Canada, and the 2006 statements were prepared in accordance with GAAP. Management believes that for the 2005 financial data presented, there are no material differences between GAAP and accounting principles generally accepted in Canada.

The selected historical consolidated financial data presented below for the fiscal year ended December 31, 2007 represents that of the Predecessor and has been derived from, and should be read together with, the audited consolidated financial statements and accompanying notes of the Predecessor included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2007 has been derived from the audited financial statements of the Predecessor not included in this prospectus.

The selected historical consolidated financial data presented below for the period from January 1, 2008 to November 22, 2008 represents that of the Predecessor and has been derived from, and should be read together with, the audited consolidated financial statements and accompanying notes of the Predecessor included elsewhere in this prospectus. The summary historical consolidated financial data presented below for the period from November 23, 2008 (inception) to December 31, 2008 represents that of the Successor and has been derived from, and should be read together with, the audited consolidated financial statements and accompanying notes of the Successor included elsewhere in this prospectus. The summary balance sheet data as of November 22, 2008 has been derived from the unaudited consolidated financial statements of the Predecessor not included in this prospectus.

The selected historical consolidated financial data presented below for the fiscal year ended December 31, 2009 represents that of the Successor and has been derived from, and should be read together with the audited consolidated financial statements and accompanying notes of the Successor included elsewhere in this prospectus.

The selected historical consolidated financial data presented below as of and for the three months ended April 3, 2010 and April 4, 2009 has been derived from and should be read together with the unaudited consolidated financial statements and accompanying notes of the Successor included elsewhere in this prospectus. In the opinion of management, such unaudited financial data contains all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of such unaudited consolidated financial data. The results of operations for these interim periods are not necessarily indicative of the results to be expected for a full year or any future periods.

The following selected historical consolidated financial data should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Predecessor				Successor
	Years Ended December 31,			January 1, 2008 to November 22, 2008	November 23, 2008 (inception) to December 31, 2008	Year Ended December 31, 2009	Three Months Ended
	2005	2006	2007				April 4, 2009	April 3, 2010
	(in thousands, except for ratios)
Statement of Operations Data:
Revenue	$881,413	$938,225	$916,356	$896,389	$95,603	$944,013	$251,004	$256,560
Cost of sales	750,786	786,552	787,969	743,611	79,340	757,459	208,606	200,650

Gross profit	130,627	151,673	128,387	152,778	16,263	186,554	42,398	55,910

Selling, general and administrative expenses	72,520	80,648	90,258	89,294	8,740	103,833	27,720	28,251
Asset impairment charges	—	—	81,946	—	—	—	—	—
Product recall expenses	—	—	10,574	—	—	—	—	—
Restructuring and other transition costs, net	4,916	1,529	—	1,000	—	—	—	2,314
Gain on divested brands	—	—	(2,487)	—	—	—	—	—
Loss on the sale of meat assets and plant closure	—	—	—	16,760	—	—	—	—
Loss on settlement of hedging instruments	—	—	—	8,112	—	—	—	—
Accelerated vesting of LTIP compensation	—	—	—	6,582	—	—	—	—
Gain on insurance claim	(1,777)	(77)	(3,076)	—	—	—	—	—

Operating income (loss)	54,968	69,573	(48,828)	31,030	7,523	82,721	14,678	25,345

Interest expense, net	11,729	16,653	18,339	15,825	5,059	46,707	12,534	7,904
Loss on extinguishment of debt	—	4,321	—	—	—	25,750	—	573
Cost of hedging purchase price consideration	—	—	—	—	7,561	—	—	—
Other (income) expenses, net	(7,265)	(882)	(1,967)	2,732	(1,424)	(6,100)	563	(2,347)

Income (loss) before income taxes	50,504	49,481	(65,200)	12,473	3,673	16,364	1,581	19,215

Income taxes	2,415	3,004	7,962	5,072	1,051	3,429	377	4,780
Non-controlling interest	1,215	—	—	—	—	—	—	—

Net income (loss)	$46,874	$46,477	$(73,162)	$7,401	$(4,724)	$12,935	$1,204	$14,435

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$39,390	$30,179	$58,123	$75,928	$(22,031)	$74,154	$21,979	$22,659
Investing activities(1)	(141,663)	(3,854)	(21,329)	(19,998)	(611,865)	(13,720)	(3,657)	(1,025)
Financing activities(1)	114,549	(31,237)	(33,373)	(59,088)	638,548	(60,887)	(21,025)	(24,645)

Balance Sheet Data (at period end):
Cash and cash equivalents	$7,527	$3,483	$6,458	$3,248	$4,695	$4,491	$1,961	$1,440
Total assets	952,393	958,082	878,497	795,927	804,479	806,329	778,856	798,962
Total debt	208,696	249,048	274,176	404,954	426,407	399,924	407,456	377,392
Redeemable preferred partnership units	—	—	—	40,807	41,509	—	42,570	—
Total equity	555,324	537,364	447,183	180,273	190,317	264,966	189,019	286,423

Other Financial Data:
Capital expenditures	$15,062	$13,171	$23,507	$22,931	$2,524	$14,226	$2,869	$1,235

Other Operating Information:
Ratio of earnings to fixed charges(2)	5.3	4.0	(2.6)	1.8	0.3	1.4	1.1	3.4

(1)	Represents the impact of the Acquisition in 2008. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows, Liquidity and Capital Resources.”
(2)	For the year ended December 31, 2007, the ratio of earnings to fixed charges reflects a deficiency. In 2007, the Predecessor incurred losses as a result of a product recall. For the year ended December 31, 2007, the amount of the deficiency was $65.2 million, and the amount of pre-tax charges related to the product recall totaled $120.5 million. For the period from November 23, 2008 (inception) to December 31, 2008, the ratio of earnings to fixed charges reflects a deficiency. In 2008, the Successor incurred losses as a result of non-cash inventory “step-up” charges and the cost of hedging purchase price consideration. For the period from November 23, 2008 (inception) to December 31, 2008, the amount of the deficiency was $3.7 million, and the amounts of the non-cash inventory “step-up” charges and cost of hedging purchase price consideration were $3.6 million and $7.6 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the “Selected Historical Consolidated Financial Data” section in this prospectus and the consolidated financial statements and the accompanying notes to those statements appearing elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors,” “Risks Related to our Business” and “Cautionary Note Regarding Forward-Looking Statements” sections in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are the largest producer and marketer of shelf-stable seafood in North America and maintain a leading share in virtually all segments of the U.S. and Canadian shelf-stable seafood categories. Headquartered in San Diego, California, we have grown since our inception in 1897 from a salmon canning cooperative in Astoria, Oregon into a leading producer and provider of shelf-stable tuna, salmon, sardines, clams and other specialty products. Our top three brands, Bumble Bee, Clover Leaf and Brunswick, each have nearly 100 year histories and maintain strong consumer awareness, with our Bumble Bee and Clover Leaf brands both enjoying nearly 90% consumer awareness levels in the U.S. and Canada, respectively. We strategically focus on higher-margin seafood products such as albacore tuna, sockeye salmon and certain specialty items, while incorporating an array of lower-margin products such as lightmeat tuna and pink salmon to leverage our infrastructure and meet our customers’ preference for single-source suppliers. We sell to a diversified customer base consisting of almost every major U.S. and Canadian food retailer and food distributor, including supermarkets, mass merchandisers, drug stores, warehouse clubs, dollar stores and independent grocers.

Formation of Connors Bros. Holdings, L.P. and Transfer of Investments

Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.), a Delaware limited partnership (“BBFLP”), was formed on September 12, 2008 under the name Connors Bros., L.P. to acquire, in November 2008, through a series of holding companies (the “Parent Companies”), Bumble Bee and Clover Leaf and their respective subsidiaries, as described below in the section “The Acquisition.” Connors Bros. Holdings, L.P, a Delaware limited partnership (“CBH”), was formed by BBFLP on November 30, 2009 in connection with the issuance of the initial notes. CBH is controlled by its general partner, CB Holdings GP, LLC, and its sole limited partner is BBFLP. BBFLP is also the sole limited partner, and sole member of, CB Holdings GP, LLC, and, as such, holds either directly or indirectly all of the partnership interests of CBH. On December 17, 2009, BBFLP transferred to CBH (the “Transfer of Investments”) all of its investments in the Parent Companies. As a result, effective December 17, 2009, we became CBH. For the period from November 23, 2008 to December 16, 2009, we were BBFLP.

The Transfer of Investments was accounted for by recording, on the books of CBH, the investments at the same book value as the investments were carried on the books of BBFLP immediately prior to their transfer. In connection with the transfer, CBH recorded the issuance of partnership equity equal to the recorded value of the investments. The preferred partnership units of BBFLP, the general and limited partnership equity of BBFLP, and the accumulated deficit of BBFLP have been, effective with the Transfer of Investments on December 17, 2009, excluded from the consolidated balance sheet of Successor. As such, our consolidated statement of partnership equity for the year ended December 31, 2009 reflects the exit of BBFLP as the top consolidating entity and the issuance of partnership equity by CBH. Our consolidated balance sheet as of December 31, 2009 no longer includes the equity or other accounts of BBFLP. In addition, upon the exit of BBFLP from the consolidated presentation of equity, the equity of the Successor, as CBH, increased by $45.2 million. BBFLP had redeemable partnership units outstanding with a total carrying value of approximately $46.0 million when the

Transfer of Investments took place on December 17, 2009. As BBFLP, we presented redeemable preferred partnership units as mezzanine equity on the consolidated balance sheet. CBH has no redeemable preferred partnership units outstanding. In addition, the exit of BBFLP from the consolidation resulted in the reduction of consolidated assets by approximately $0.8 million on the date of the Transfer of Investments, which represented related party notes and other receivables.

The Acquisition

Pursuant to the terms of a business acquisition agreement dated September 25, 2008, as amended on October 15, 2008, BBFLP, an entity controlled by affiliates of Centre Partners, acquired shares in entities holding, directly or indirectly, all or substantially all of the assets of Connors Bros. Income Fund (the “Fund”), which at the time was a publicly traded Canadian income trust, for cash consideration equal to C$8.50 per unit (the “Acquisition”). As part of the Acquisition, BBFLP acquired all of our current brands and operations. The Acquisition closed on November 18, 2008.

At the closing of the Acquisition, we had $413.9 million of outstanding indebtedness, including approximately $266.4 million of indebtedness under our senior credit facilities, $12.4 million of capital leases and installment notes and $135.0 of senior subordinated notes. As a result of the Acquisition, we are a highly leveraged company and our interest expense increased significantly in the periods following the consummation of the Acquisition, though we have been successful in reducing borrowing costs as a result of the issuance of debt with lower interest rates in December 2009. Our leverage may make us more vulnerable to a downturn in our business, industry or the economy in general. See “Risk Factors.”

In connection with the Acquisition, we revalued our intangible assets to fair values as of the date of the Acquisition, including those intangible assets with definite lives which we amortized as a non-cash charge to selling, general and administrative expense over the estimated useful lives of the related assets. As a result of this revaluation, our amortization expense related to such assets is higher than it was for the Predecessor. The Acquisition also resulted in a change in the way the Successor is taxed as compared to the Predecessor, and the provision for income taxes of the Successor as well as the Predecessor reflects the legal entity structure and applicable tax laws of the relevant jurisdictions, as well as the selection of how each entity is taxed to the degree choices are available in a given tax jurisdiction.

Credit Agreement Amendments

We entered into certain amendments (the “Credit Agreement Amendments”) to our existing senior revolving credit facility and senior term loan facility to, among other things, permit the completion of the note offering, the repayment of our existing senior subordinated loans, which we refer to as the senior subordinated notes, and other related transactions, which became effective contemporaneously with the closing of the note offering. The amendments to the senior revolving credit facility provide for, among other things, the addition of additional guarantors and changes in certain baskets, caps and thresholds. The amendments to the senior term loan facility also provide for, among other things, the reduction in the applicable LIBOR rate margin, LIBOR rate, base rate margin and base rate. See “Description of Other Indebtedness.”

Critical Accounting Policies

The consolidated financial statements of the Successor and the Predecessor included elsewhere in this prospectus have been prepared in accordance with GAAP. Our significant accounting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of CBH and its subsidiaries. All intercompany activity and intercompany account balances have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the valuation of certain amounts presented herein, including accounts receivable, inventories, deferred income taxes, intangibles, the pension benefit asset or liability, property, plant and equipment, certain accrued liabilities, equity, and revenues and the expenses related thereto. These estimates are based on management’s best knowledge of current events and actions that CBH may undertake in the future. Actual results could differ from these estimates.

Revenue

We recognize revenue from the sale of products, where persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price is fixed or determinable and collectability is reasonably assured. Revenue from the sale of products, net of estimated allowances for discounts, promotions, and other potential deductions is recognized at the time title or risk of loss transfers to the customer. Customers generally do not have the right to return product unless damaged or defective. Appropriate allowances for returned or damaged product are recognized at the time of sale.

Cost of sales

Cost of sales include costs of production and storage, including raw materials, labor, direct and indirect overhead, freight, as well as costs of purchasing and distributing finished products obtained from contract suppliers.

Marketing and advertising costs

We promote our products through the use of consumer incentives, trade promotions and other advertising initiatives. Consumer incentives and trade promotional costs are recognized as a reduction to revenues in the period that the incentive is offered to consumers or the product related to a trade promotion is sold. For consumer incentives and trade promotion costs that are contingent upon consumer or customer behavior, the expected costs are estimated based on historical experience and other factors, including market conditions that may reasonably affect the cost that is contingent at the time the promotion is effective.

Advertising costs are recognized at the time advertising takes place. We incurred $0.6 million and $18.3 million in advertising and promotional expense, included in “selling, general and administrative expenses” on the consolidated statement of operations for the period from November 23, 2008 (inception of the Successor) to December 31, 2008 and for the year ended December 31, 2009, respectively. The Predecessor incurred $16.8 million and $11.7 million in advertising and promotional expense for the eleven months ended November 22, 2008 and the year ended December 31, 2007, respectively.

Assets held for sale

Assets held for sale are reflected at amounts approximating fair values, less costs to sell, and represent assets that are not in use and are offered for sale. Such amounts are included in “other assets” on the consolidated balance sheets.

Inventories

Inventories are valued at the lower of cost or market and are charged to cost of sales on a first-in, first-out (“FIFO”) method. Cost represents the cost of producing or purchasing finished product and delivering product to distribution facilities. Production costs include raw materials, labor and applicable overhead. Adjustments to reduce inventory carrying values to estimated net realizable values are based on expected sales prices, stock levels, product quality and age of product.

Property, plant and equipment

Property, plant and equipment are valued at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the respective class of assets as follows:

Buildings and improvements	20 to 40 years
Machinery, equipment, furniture, fixtures and other	5 to 15 years
Software	3 to 7 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the applicable leases. Repair and maintenance costs as well as other minor purchases are charged to production costs or to expense as incurred.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset held-for-use is determined by comparing the carrying amount of the asset to the future net cash flows expected to be generated from the use of the asset. If the asset is considered to be impaired, the impairment recognized is measured by the amount that the carrying value of the asset exceeds the fair value of the asset. If management has committed to a plan to dispose of certain long-lived assets, the assets identified for disposal are classified and reported as held-for-sale at the lower of their carrying or fair value less costs to sell, and no further depreciation cost related to such assets is recognized.

Goodwill, trademarks and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. Goodwill is not amortized; however, it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment testing is based on a comparison of the fair value of the net assets of a reporting unit to the book value of those net assets, including goodwill. Fair value of the net assets of a reporting unit is estimated based on consideration of discounted cash flows and estimated market values of a reporting unit. In the event that the book value of a reporting unit exceeds the fair value of the net assets including goodwill, an impairment loss to adjust the goodwill balance to an amount equal to the fair value of a reporting unit less the fair value of the net assets is recognized.

Trademarks, which have indefinite lives, are not amortized. However, they are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of the trademark exceeds its fair value, an impairment loss equal to the excess is recognized. Costs incurred in the maintenance of the service potential of the trademark are expensed as incurred.

Other intangible assets consist primarily of fishing quotas, fishing licenses, customer relationships and supply relationships. Intangible assets related to fishing quotas and fishing licenses have indefinite lives and are not amortized to expense. Intangible assets related to fishing quotas and licenses are tested for impairment annually or more frequently if indications of impairment are noted. Other intangible assets related to customer and supply relationships are either amortized on a straight-line or declining balance basis so as to match the amount and timing of estimated cash flows related to the asset over estimated useful lives. Other intangible assets related to customer and supply relationships are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount exceeds fair value.

Strategic investments and variable interest entity

We have investments in certain joint ventures including: an investment in Kent Warehouse and Labeling (“KWL”), a distribution center in Kent, Washington and an investment in Sea Value, a tuna processing business operating in Thailand; and through November 18, 2009, an investment in Atlantic Natural Foods, LLC (“ANF”), a joint venture to co-pack analog meats. These investments were acquired as a component of the assets of

Bumble Bee or, in the case of Sea Value, as a separate purchase of equity interests in connection with the Acquisition. We account for the investments in KWL and ANF under the equity method and for the investment in Sea Value under the cost method.

Financial Accounting Standards Board (“FASB”) authoritative guidance for Variable Interest Entities calls for consolidation of the accounts of certain investees that are considered to be a variable interest entity (“VIE”), and for which we would be the primary beneficiary of the VIE. Management has determined that ANF is a VIE, but that we are not the primary beneficiary.

Debt issuance costs and debt discount

Debt issuance costs and debt discount are deferred and amortized to interest expense over the term of the related debt instrument. Debt issuance costs are included in “other assets” on the consolidated balance sheets and debt discount is included in the consolidated balance sheets as a component of the related debt.

Reporting currency and foreign exchange translation

We report our consolidated balance sheet, results of operations, cash flows and unitholders’ and partnership equity in the U.S. dollar. Certain of our subsidiaries maintain accounting records in their local currency (i.e., the Canadian dollar). The components of the consolidated statements of operations, and cash flows for subsidiaries that maintain records in currencies other than the U.S. dollar are translated to U.S. dollars using average exchange rates in effect during the reported periods. The components of the assets and liabilities on the consolidated balance sheets of subsidiaries that maintain records in currencies other than U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Unrealized exchange gains or losses arising from the translation of the foreign operations’ financial statements are reported as a component of other comprehensive income.

Derivative financial instruments

Unrealized gains and losses related to forward foreign currency contracts, interest rate swaps and commodities contracts that meet the criteria for hedge accounting are recorded in other comprehensive income. Hedge effectiveness is assessed at the inception of a contract and at the end of every reporting period. Realized gains and losses impact net income or loss in the same period during which the underlying hedged item is reflected in net income or loss.

Employee benefits

We maintain defined benefit plans providing pension benefits to certain hourly, salaried and former employees in the U.S., Canada and Puerto Rico.

We accrue our obligations under employee pension benefit plans and the related costs, net of the fair value of the benefit plan assets. We have the following accounting procedures with respect to defined benefit plans:

•

The cost of the pension benefits earned by employees is actuarially determined using the projected benefit method, pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages for employees;

•	The expected return on plan assets is based on the anticipated future long-term performance of individual asset classes;

•	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment; and

•

The excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Equity-based compensation

In November 2008, we adopted the Connors Bros., L.P. Unit Option Plan (the “Plan”) to grant options to acquire Class A Common Units of BBFLP to eligible officers, employees, consultants, independent contractors, agents and non-employee director and/or managers who provide services to us. Under the Plan, as amended and restated in July 2009, 23,133.82 Class A Common Units were reserved for issuance upon exercise of options granted by the compensation committee of CP V CB GP, LLC, the general partner of BBFLP (the “Committee”). The Committee determines the terms of the stock option agreements, including vesting requirements. Options under the Plan have a 10-year contractual term and generally vest over a period not to exceed five years from the date of grant, with exception to options granted that vest based on achieving certain performance conditions established under the Plan.

We account for equity-based awards pursuant to the provisions of revised authoritative guidance for share-based payments. Under authoritative guidance, equity-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period or the vesting period.

For equity awards granted during the period from November 23, 2008 (inception of the Successor) through December 31, 2009, expenses were amortized under the straight-line method for awards that only contain service conditions. For awards that contain performance conditions, we recognize the equity-based compensation expense on a straight-line basis for each vesting tranche as required by the authoritative guidance. As equity-based compensation expense recognized in the statement of operations for the period from November 23, 2008 (inception of the Successor) through December 31, 2008, and for the year ended December 31, 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Revised authoritative guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We account for equity-based compensation awards granted to non-employees in accordance with authoritative guidance for accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services. Under authoritative guidance, we determine the fair value of the equity-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of the equity instruments issued is used, it is measured using the unit price and other measurement assumptions as of the earlier of either of (1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached or (2) the date at which the counterparty’s performance is complete.

Results of Operations

Quarter Ended April 3, 2010 Compared to the Quarter Ended April 4, 2009

	Quarter Ended
	April 4, 2009	April 3, 2010
	(in thousands)
Revenue	$251,004	$256,560
Gross profit	42,398	55,910
Selling, general and administrative expenses	27,720	28,251
Restructuring and other transition costs	—	2,314
Net interest expense	12,534	7,904
Loss on extinguishment of debt	—	573
Other income (expense), net	(563)	2,347
Net income	$1,204	$14,435

Revenue. Revenue for the first quarter of 2010 increased $5.6 million, or 2.2%, to $256.6 million as compared to revenue of $251.0 million for the first quarter of 2009. The increase in revenue was a result of increased sales volumes for lightmeat tuna, salmon, sardines and specialty seafood (primarily clams) in the U.S. and increased sales volumes for salmon and lightmeat tuna in Canada. Improved revenues from volume gains were partially offset by lower unit prices for most product segments as a result of lower fish, can and other product costs. In both the U.S. and Canada, lower albacore tuna revenues occurred primarily as a result of lower prices arising from lower product costs. We experienced volume and pricing decreases in our international products and our value-added products in the U.S. U.S. meat and poultry revenues were lower primarily as a result of lower volumes. In addition, an increase of approximately 20% in the rate of exchange used to translate revenues of the Canadian business to the U.S. dollar led to substantially higher Canadian revenues as reported in the U.S. dollar.

Gross Profit. Gross profit for the first quarter of 2010 increased by $13.5 million, or 31.9%, to $55.9 million as compared to gross profit of $42.4 million for the first quarter of 2009. Cost of sales for the first quarter of 2009 included $8.1 million in non-cash charges arising from the step-up of inventory cost to fair value in connection with the Acquisition. Gross profit for the first quarter of 2010 as compared to gross profit excluding inventory step-up charges for the first quarter of 2009 increased by $5.4 million, or 10.8%. The increase in gross profit was a result of improved performance of the Canadian business, higher gross margins in the U.S., lower can and fish costs, and a strengthening of the Canadian dollar, all of which was partially offset by lower gross profit from international sales due to weak economic conditions. For the U.S., albacore tuna, lightmeat tuna, ready-to-eat kits, salmon, sardines and poultry all experienced improved gross margins in the first quarter of 2010 as compared to the first quarter of 2009. Canadian gross margins recovered somewhat in the first quarter of 2010 as the Canadian dollar strengthened.

Selling, General and Administrative Expenses. Selling, general and administrative expenses (“SG&A expenses”) for the first quarter of 2010 increased approximately $0.5 million, or 1.9%, to $28.3 million as compared to $27.7 million for the first quarter of 2009. The increase in SG&A expenses was primarily a result of an increase in the rate of exchange used to translate SG&A expenses of the Canadian business to the U.S. dollar and an increase in U.S. consumer marketing expenses, partially offset by a decrease in consumer marketing expenses for the Canadian business. For the first quarter of 2010, we promoted product in the U.S. with radio advertisements and in-store “shelf-talk” and “shelf-vision” campaigns, which exceeded our television advertising campaign of the first quarter 2009. In Canada, we had tested television advertisements in the first quarter of 2009 that were not repeated in the first quarter of 2010.

Restructuring and Other Transition Costs. Restructuring and other transition costs for the first quarter of 2010 were $2.3 million. $1.3 million of the restructuring and other transition costs represented the cost to terminate a contract with a freight carrier which allows us to ship product on more favorable terms with other carriers. $1.0 million of the restructuring and other transition costs represented costs related to the planned closure of our sardine cannery located in Prospect Harbor, Maine, including severance costs, adjustment of certain property to adjusted fair values, and other closure preparation costs. We expect additional Prospect Harbor plant closure costs to be incurred during the second quarter of 2010. There were no such comparable costs in the first quarter of 2009.

Net Interest Expense. Net interest expense totaled $7.9 million for the first quarter of 2010 as compared to $12.5 million for the first quarter of 2009, a decrease of $4.6 million. The decrease was a result of decreased debt levels and lower interest rates as a result of the refinancing of debt issued in November 2008 at high rates of interest with debt issued in December 2009 with substantially lower interest rates.

Loss on Extinguishment of Debt. In March 2010, we extinguished $10.0 million of amounts due under our senior term loan facility in advance of the scheduled installment payment date and incurred charges of $0.6 million comprised of the acceleration of recognition of debt issuance costs, debt discount, and a pre-payment penalty. There were no such comparable costs in the first quarter of 2009.

Other Income (Expense), Net. Other income totaled $2.3 million for the first quarter of 2010 as compared to other expense, net, of $0.6 million for the first quarter of 2009. Other income for the first quarter of 2010 included $2.5 million in net foreign currency gains, including a $2.1 million unrealized gain on the re-measurement of U.S. dollar denominated notes of Clover Leaf arising from changes in the exchange rate between the U.S. dollar and the Canadian dollar, which is the local currency of Clover Leaf. The gain on Clover Leaf’s notes payable was a result of the strengthening of the Canadian dollar during the first quarter of 2010. These notes do not mature until December 2015. As such, we expect the cumulative foreign currency gains and losses related to these notes to be unrealized gains and losses until 2015. Other expense, net of $0.6 million for the first quarter of 2009 was primarily a result of foreign currency losses as the Canadian dollar weakened during that quarter.

Net Income. Net income for the first quarter of 2010 was $14.4 million as compared to net income of $1.2 million for the first quarter of 2009. The increase in net income was a primarily a result of improved gross profit, foreign currency exchange gains, and lower interest expense, partially offset by higher income taxes.

Year Ended December 31, 2009 of the Successor Compared to the Period from January 1, 2008 to November 22, 2008 of the Predecessor and the Period from November 23, 2008 (inception) to December 31, 2008 of the Successor

	Predecessor		Successor
	Excluding Recall(1)	January 1, 2008 to November 22, 2008	November 23, 2008 (inception) to December 31, 2008	Year ended December 31, 2009
	Year ended December 31, 2007
Revenue	$927,497	$896,389	$95,603	$944,013
Gross profit	156,370	152,778	16,263	186,554
Selling, general and administrative expenses	90,258	89,294	8,740	103,833
Restructuring and other transaction costs	—	1,000	—	—
Gain on divested brands	2,487	—	—	—
Loss on the sale of meat assets and plant closure	—	16,760	—	—
Loss on settlement of hedging instruments	—	8,112	—	—
Accelerated vesting of long-term incentive plan compensation	—	6,582	—	—
Interest expense, net	18,339	15,825	5,059	46,707
Gain on insurance claim	3,076	—	—	—
Loss on extinguishment of debt	—	—	—	25,750
Cost of hedging purchase price consideration	—	—	7,561	—
Other (income) expenses, net	(1,967)	2,732	(1,424)	(6,100)
Net income (loss)	$43,380	$7,401	$(4,724)	12,935

(1)	The results of operations of the Predecessor for the year ended December 2007 are shown on a non-GAAP basis so as to exclude the impact of costs and expenses related to the Recall and certain asset impairment charges, on a pre-tax basis, and as such may not be an accurate reflection of what net income would have been had these events not occurred. However, management believes that excluding these events from the discussion of operating results for 2007 is the most meaningful basis for discussing the results of operations for 2007 that were not impacted by the Recall and the asset impairments related to the red-meats business. The columns entitled “Including Recall” and “Recall Impact” have been derived, as presented below, from the consolidated statements of operations and the notes thereto included elsewhere in this prospectus.

	Predecessor
	Year ended December 31, 2007
	Excluding Recall	Recall Impact	Including Recall
	(in thousands)
Revenue	$927,497	$(11,141)	$916,356
Gross profit	156,370	(27,983)	128,387
Selling, general and administrative expenses	90,258	—	90,258
Gain on divested brands	2,487	—	2,487
Asset impairment charges	—	(81,946)	81,946
Product recall expenses	—	(10,574)	10,574
Net interest expense	18,339	—	18,339
Gain on insurance claim	3,076	—	3,076
Other income, net	1,967	—	1,967
Net income (loss)	$43,380	$(116,542)	$(73,162)

Revenue. Revenue for the year ended December 31, 2009 decreased $48.0 million or 4.8% to $944.0 million as compared to total revenue of the Predecessor from January 1, 2008 to November 22, 2008 and the Successor from November 23, 2008 (inception) to December 31, 2008 of $992.0 million. Management believes that the Acquisition had no impact on the comparability of revenues, and the total revenues of the Predecessor and Successor for 2008 would have been the same for Successor had the Acquisition occurred on January 1, 2008. The decrease in revenue was a result of lower sales volumes partially offset by increased prices in 2009. Volumes decreased by 13.5% in 2009 as compared to 2008. About 70% of the volume decrease was attributable to lower meat and poultry volumes due to the discontinuance of certain red-meats brands in the fourth quarter of 2008, as well as lower sales volumes in continuing meat and poultry brands. Seafood volumes were also lower due to lower volume in the U.S. albacore tuna segment in 2009 as compared to 2008, and lower international revenues resulting primarily from a stronger U.S. dollar in the early part of 2009. Canadian seafood volumes were down approximately 6% in 2009 as compared to 2008 as a result of pricing pressures and changes in customer purchasing programs. For 2009, the impact on revenue related to losses in volume, except for that related to the discontinued meats brands, was generally offset by increased prices. Lightmeat and pouched tuna products were the most significant segments that did not experience higher pricing in 2009 as compared to 2008, primarily due to a reduction in fish costs in 2009 but also due to price competition.

Gross Profit. Gross profit for the year ended December 31, 2009 increased by $17.5 million, or 10.4%, to $186.6 million as compared to total gross profit for the Predecessor from January 1, 2008 to November 22, 2008 and for the Successor from November 23, 2008 (inception) to December 31, 2008 of $169.0 million. Management believes that the Acquisition had no impact on the comparability of gross profit, and the total gross profit for the Predecessor and Successor for 2008 would have been the same for the Successor for 2008 had the Acquisition occurred on January 1, 2008, except for the recognition of non-cash charges to cost of sales recognized by the Successor, which increased the total value of inventory acquired by $12.8 million at the date of the Acquisition. Cost of sales for the Successor for 2009 and 2008 (November 23rd to December 31st) included $8.2 million and $3.6 million, respectively, in non-cash charges arising from the step-up of inventory costs to fair value in connection with the Acquisition. Gross profit excluding inventory step-up charges for 2009 increased by $22.1 million, or 12.8%, to $194.8 million as compared to total gross profit excluding step-up charges of $172.7 million for 2008. The improvement in gross profit was a result of a more favorable product mix in 2009, which excluded lower-margin red-meats brands no longer sold after being discontinued in the fourth quarter of 2008, and price increases that offset product cost increases. For the U.S., albacore tuna, lightmeat tuna, ready-to-eat kits, salmon, sardines and poultry all experienced improved gross margins in 2009 as compared to 2008. Canadian gross margins decreased in 2009 as a weaker Canadian dollar, as compared to 2008, resulted in increased product costs which could not be fully covered with price increases. The Canadian dollar strengthened over the course of 2009, which had the effect of increasing gross margins during that period.

Selling, General and Administrative Expenses. SG&A expenses for the year ended December 31, 2009 increased $5.8 million, or 5.9%, to $103.8 million as compared to total SG&A expenses of the Predecessor from January 1, 2008 to November 22, 2008 and the Successor from November 23, 2009 (inception) to December 31, 2008 of $98.0 million. Management believes that the Acquisition had no impact on the comparability of SG&A expenses, and the total SG&A expenses of the Predecessor and Successor for 2008 would have been the same for the Successor had the Acquisition occurred on January 1, 2008, except for changes in accounting for the amortization of intangible assets and equity-based compensation. The increase in SG&A expenses for 2009 for the Successor as compared to the total SG&A expenses of the Predecessor and Successor for 2008 was primarily a result of an $8.1 million increase in non-cash intangible asset amortization charges, which increased because of an increase in intangible asset values as a result of the Acquisition, partially offset by a decrease in equity-based management incentive plan costs as a result of a change in equity-based compensation programs following the Acquisition, and reduced contract services expenses.

Restructuring and Other Transition Costs. In November 2008, the Predecessor accrued $1.0 million representing an initial estimated cost to remediate an oil leak which led to soil contamination at the Cape May, New Jersey clam processing facility. There was no such comparable cost in 2009. See “—Environmental Matters.”

Loss on Sale of Red-Meats Assets and Plant Closure. During 2008, the Predecessor incurred $16.8 million in losses on the sale of the inventory, equipment and intangible assets related to certain red-meat brands, as well as severance and plant closure costs recorded in connection with the planned closure of the Augusta red-meats processing plant (the “Augusta Plant”). No such costs were incurred during 2009.

Loss on Settlement of Hedging Instruments. In November 2008, the Predecessor settled all of its then outstanding interest rate swap contracts, forward foreign currency swaps, and forward commodity contracts at a loss of $8.1 million. The settlement was contractually required as a result of the impending change in ownership in connection with the Acquisition. There was no such comparable expense in 2009.

Vesting of Long-term Incentive Plan upon Change-in-Control. Unearned units of the Predecessor with a value of $6.6 million held in trusts under the Predecessor’s long-term incentive plan (“LTIP”) vested as required under the change-in-control provision of the LTIP in November 2008. There was no such comparable expense in 2009.

Net Interest Expense. Net interest expense of the Successor for the year ended December 31, 2009 increased by $25.8 million to $46.7 million as compared to total interest expense of the Predecessor and Successor for 2008 of $20.9 million. The Successor’s debt levels were substantially higher as compared to the Predecessor, which was a Canadian income trust that sought to distribute income to holders of it hybrid equity securities. The Successor, both as BBFLP and as CBH, is a Delaware limited partnership that was financed with higher debt levels than the Predecessor. The increase in interest expense of the Successor as compared to the total interest expense of the Predecessor and Successor for 2008 was a result of increased debt levels of the Successor and higher interest rates as a result of the Acquisition, which took place in late 2008 during a time when credit markets were less liquid and borrowing costs were relatively high as compared to both previous and current credit markets.

Loss on Extinguishment of Debt. In connection with the December 17, 2009 extinguishment of $83.5 million of the senior term loan facility and all $141.4 million of the senior subordinated notes (including interest paid-in-kind), the Successor incurred a loss on extinguishment of debt totaling $25.8 million, comprised of $16.6 million in prepayment penalties, $3.9 million in charges related to unamortized deferred debt issuance costs, $5.1 million in unamortized debt discount, and $0.2 million in transaction costs, primarily related to legal fees. There was no such loss for either the Predecessor or Successor in 2008.

Cost of Hedging Purchase Price Consideration. In connection with the Acquisition in 2008, BBFLP incurred a loss of $7.6 million to hedge the purchase of Canadian dollars at a specific rate of exchange. There was no such comparable cost in 2009.

Other Income (Expense), Net. Other income, net, of the Successor totaled $6.1 million for the year ended December 31, 2009. Other income for 2009 was primarily comprised of $5.1 million in non-cash gains on the re-measurement of U.S. dollar denominated subordinated notes and intercompany balances of Clover Leaf due to changes in the exchange rate between the U.S. dollar and the Canadian dollar (which is the local currency of Clover Leaf) and a gain on settlement of litigation. The foreign currency gains were a result of the weakening of the U.S. dollar as compared to the Canadian dollar during 2009. Other expense, net, of the Predecessor for the period from January 1, 2008 to November 22, 2008 totaled $2.7 million and was primarily a result foreign currency losses due to a sharp weakening of the Canadian dollar during that period. Other income, net, of the Successor for the period from November 23, 2008 (inception) to December 31, 2009 was primarily a result of a the weakening of the U.S. dollar as compared to the Canadian dollar during that period as well as other miscellaneous gains and losses.

Net Income (Loss). Net income of the Successor for the year ended December 31, 2009 was $12.9 million as compared to net income for the Predecessor of $7.4 million for the period from January 1, 2008 to November 22, 2008 and a net loss for the Successor for the period from November 23, 2008 (inception) to December 21, 2008 of $4.7 million. Net income and loss for the respective periods was a result of the aforementioned items, as well as lower income taxes for each period. The effective income taxes rate for the Successor was lower for 2009 as compared to that of the Predecessor for the period from January 1, 2008 to November 22, 2008 as a result of limitations on tax deduction of operating losses for the Predecessor.

Period from January 1, 2008 to November 22, 2008 of the Predecessor and the Period from November 23, 2008 (inception) to December 31, 2008 of the Successor Compared to the Predecessor’s Year Ended December 31, 2007

Revenue—Excluding Recall Charges. Total revenue of the Predecessor from January 1, 2008 to November 22, 2008 and the Successor from November 23, 2008 (inception) to December 31, 2008 was $992.0 million. Management believes that the Acquisition had no impact on the comparability of revenues, and the total revenues of the Predecessor and Successor for 2008 can be compared to 2007 revenue on a reasonable basis. Total revenue for 2008 of $992.0 million as compared to revenue excluding Recall charges of $927.5 million for 2007 increased $64.5 million or 7.0%. Revenues for 2008 increased as compared to 2007 as a result of pricing actions in the U.S., primarily in lightmeat tuna, sardines and ready-to-eat products, to cover increases in raw materials costs. While seafood sales volumes for the U.S. increased by 1.4%, total volumes decreased as a result of lower volumes for stew and chili products, which were discontinued in the fourth quarter of 2008 and were negatively impacted both in the second half of 2007 and in 2008 as a result of the Recall. Revenue attributable to the divested red-meats brands was $36.1 million in 2008 and $57.6 million in 2007. In Canada, volume for 2008 increased 4.0% over 2007, with tuna and international revenues being the primary source of revenue gains offset, in part, by reduced sales activity in the salmon and specialty seafood segments.

Revenue—Impact of Recall Charges. The Recall commenced in July 2007 for all canned products processed on a single manufacturing line in the Augusta Plant. No seafood products were impacted by the Recall, and chicken products, which were not recalled, were only temporarily impacted by the Augusta Plant shut-down. Revenue for 2007 was primarily impacted by estimated charges for return of the recalled product. The total charges to revenue for 2007 related to the Recall were $11.1 million, which were recorded at estimated amounts in June 2007 and revised in December 2007 to reflect actual and remaining expected activity. There were no such comparable sales adjustments for either the Predecessor or Successor in 2008.

Gross Profit—Excluding Recall Charges. Total gross profit for the Predecessor from January 1, 2008 to November 22, 2008 and for the Successor from November 23, 2008 (inception) to December 31, 2008 was

$169.0 million. Management believes that the Acquisition had no impact on the comparability of gross profit, and the total gross profit for the Predecessor and Successor for 2008 can be compared to the gross profit of the Predecessor for 2007 on a reasonable basis except for a non-cash “step-up charge” to cost of sales of $3.6 million by the Successor, related to inventory valuation adjustments recorded in connection with the Acquisition, for the period from November 23, 2008 (inception) to December 31, 2008. Total gross profit of the Predecessor and Successor for 2008, excluding the $3.6 million “step-up” charge, increased $16.3 million, or 10.4%, to $172.6 million for 2008 as compared to gross profit excluding Recall charges of $156.4 million for 2007. The increase in gross profit was primarily attributable to improved tuna product performance in the U.S. and Canada, offset by reduced gross profit from meat and poultry brands. Gross margin was 17.0% and 20.8%, respectively, for the Predecessor for the period from January 1, 2008 to November 22, 2008 and the Successor for the period from November 23, 2008 (inception) to December 31, 2008 as compared to gross margin of 16.9% for the Predecessor for 2007. Although meat products represented a lower percentage of the product mix in 2008, meat product margins fell in 2008 as compared to 2007. Gross profit in 2008 and 2007 for the divested red-meats brands was a loss of $5.4 million and profit of $0.8 million, respectively. Gross margin of the Successor for the period from November 23, 2008 (inception) to December 31, 2008 benefited from the exclusion of red-meats brands as well as improved seafood performance as compared to both 2008 and 2007 Predecessor gross margins.

Gross Profit—Impact of Recall Charges. The net charge to gross profit related to the Recall of $28.0 million for 2007 represents the estimated sales returns, cost of product to be returned or destroyed and overhead related to idle or underused plant capacity, offset by $5.2 million in insurance claims for inventory losses. There were no such comparable charges for either the Predecessor or Successor in 2008.

Selling, General and Administrative Expenses. Total SG&A expenses of the Predecessor from January 1, 2008 to November 22, 2008 and the Successor from November 23, 2008 (inception) to December 31, 2008 was $98.0 million. Management believes that the Acquisition had no impact on the comparability of SG&A expenses, and the total SG&A expenses for the Predecessor and Successor for 2008 can be compared to the SG&A expenses of the Predecessor for 2007 on a reasonable basis. In particular, as the Successor only operated for approximately five weeks in 2008, the effect of the accounting after the Acquisition on intangible assets amortization expense and the change in equity-based compensation for the five week period is not considered significant. Total SG&A expenses of the Predecessor and Successor increased $7.8 million, or 8.6%, to $98.0 million for 2008 as compared to $90.3 million for the Predecessor for 2007. Consumer marketing expenses for 2008 were $5.7 million higher than consumer marketing expenses for 2007, reflecting test television advertising campaigns that took place in the U.S. and Canada during 2008. In addition SG&A expenses, exclusive of marketing expenses, for 2008 were higher as a result of increased management incentive expense (lower in 2007 as a result of the Recall), increased salaries and wages, and increased contract services offset by lower depreciation expense and lower insurance expense.

Restructuring and Other Transition Costs. In November 2008, the Predecessor accrued $1.0 million representing an initial estimated cost to remediate an oil leak which led to soil contamination at the Cape May, New Jersey clam processing facility. There was no such comparable cost in 2007. See “—Environmental Matters.”

Gain on Divested Brands. Gain on divested brands for 2007 represented a $2.5 million gain on the sale of certain non-strategic brands. There was no such comparable gain for either the Predecessor or Successor in 2008.

Loss on Sale of Red-Meats Assets and Plant Closure. During 2008, the Predecessor incurred $16.8 million in losses on the sale of the inventory, equipment and intangible assets related to certain red-meat brands, as well as severance and plant closure costs recorded in connection with the planned closure of the Augusta Plant. There were no such comparable expenses in 2007.

Loss on Settlement of Hedging Instruments. In November 2008, the Predecessor settled all of its then outstanding interest rate swap contracts, forward foreign currency swaps, and forward commodity contracts at a loss of $8.1 million. The settlement was contractually required as a result of the impending change in ownership. There was no such comparable expense in 2007.

Vesting of Long-term Incentive Plan upon Change-in-Control. Unearned units of the Predecessor with a value of $6.6 million held in trusts under the Predecessor’s LTIP vested as required under the change-in-control provision of the LTIP in November 2008. There was no such comparable expense in 2007.

Net Interest Expense. Total net interest expense of the Predecessor for the period from January 1, 2008 to November 22, 2008 and the Successor for the period from November 23, 2008 (inception) to December 31, 2008 totaled $20.9 million as compared to $18.3 million for the Predecessor for 2007, an increase of $2.5 million. The increase in net interest expense primarily reflected increased debt levels and interest rates as a result of the Acquisition, which resulted in increased borrowing costs during the period from November 23, 2008 (inception) to December 31, 2008.

Gain on Insurance Claim. Gain on insurance claim was $3.1 million for 2007 and represented the settlement of insurance claims in excess of the book value of assets damaged at our Violet, Louisiana facility as a result of Hurricane Katrina in 2005. There was no such comparable gain for either the Predecessor or Successor in 2008.

Asset Impairment Charges. In December 2007, non-cash impairment charges (the “Asset Impairment Charges”) of approximately $78.4 million were recorded to adjust goodwill, trademarks and property, plant and equipment located at the Augusta Plant to fair values which were determined to be lower than carrying values. The impairments arose from changes to fair values, as estimated, subsequent to the Recall. The goodwill and trademark impairment charges related directly to diminished cash flow projections from the red-meats brands subsequent to the Recall. The property, plant and equipment impairment charge arose from a significant reduction in use of productive capacity of the Augusta Plant following the Recall. In June 2007, a $3.5 million impairment charge related to the trademarks affected by the Recall was recorded.

The following total charges before income tax effect, reflecting impairment of these assets were recorded by asset class in 2007 (in thousands):

Goodwill	$60,000
Trademarks	13,014
Property, plant and equipment	8,932

Total asset impairment charges	$81,946

There were no such comparable charges for either the Predecessor or Successor in 2008.

Product Recall Expenses. Recall expenses, exclusive of charges to revenues and cost of sales related to the Recall, totaled $10.6 million for 2007 and included costs for professional services, public relations, media to inform consumers of the Recall, insurance and bank fees. There were no such comparable expenses for either the Predecessor or Successor in 2008.

Cost of Hedging Purchase Price Consideration. In connection with the Acquisition, BBFLP incurred a loss of $7.6 million to hedge the purchase of Canadian dollars at a specific rate of exchange. There was no such comparable cost for either the Predecessor or Successor in 2008.

Other Income (Expense), Net. Other expense, net, of the Predecessor for the period from January 1, 2008 to November 22, 2008 totaled $2.7 million and was primarily a result of foreign currency losses due to a weakening of the Canadian dollar during that period. Other income, net, of the Successor for the period from November 23, 2008 (inception) to December 31, 2008 was primarily a result of a the weakening of the U.S. dollar as compared to the Canadian dollar during that period as well as other miscellaneous gains and losses. Other income, net, for the Predecessor was $2.0 million for 2007 and consisted primarily of foreign currency gains.

Net Income—Excluding Net Recall Charges and Asset Impairment Charges for 2007. Total net income for 2008 was $2.7 million or $40.7 million lower than net income excluding Recall charges of $43.4 million for the Predecessor. Total net income for the Predecessor and Successor was lower for 2008 as compared to net income excluding Recall charges of the Predecessor for 2007 as a result of the variances discussed above.

Net Loss for 2007. The net loss for 2007 was $73.2 million. The 2007 loss was a result of the aforementioned items as well as an income tax provision of $8.0 million.

Cash Flows, Liquidity and Capital Resources

Cash totaled $1.4 million at April 3, 2010, $4.5 million at December 31, 2009 and $4.7 million at December 31, 2008. Our cash flows from operations, together with borrowings under our senior revolving credit facility, have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Our primary sources of liquidity will be cash flow from operations and borrowings under our senior revolving credit facility. We will seek to finance our capital expenditures under capital leases or other debt arrangements that provide liquidity or favorable borrowing terms. Based on our current level of operations, we believe our cash flows from operations and available borrowings under our senior revolving credit facility, augmented by ad hoc borrowing for certain capital projects or insurance premiums, will meet our liquidity needs for the foreseeable future and allow for continued reduction in debt levels or distributions to owners, as permitted under our debt agreements.

Cash Flows from Operating Activities

Cash provided by operating activities for the first quarter of 2010 was $22.7 million compared to $22.0 million for the first quarter of 2009, an increase of $0.7 million. Improved earnings were offset by increased working capital requirements. While inventory levels decreased, we also settled our trade accounts payable and experienced increased trade receivable levels as a result of higher product shipments made late in the first quarter of 2010. For the first quarter of 2009, we reported net income of $1.2 million. A significant component of the cost of sales for the first quarter of 2009 was a non-cash charge of $8.1 million related to the step-up in value of inventory acquired in connection with the Acquisition, which, in conjunction with non-cash depreciation and amortization charges and decreased working capital requirements, resulted in operating cash flow of $22.0 million.

Cash provided by operating activities for the year ended December 31, 2009 was $74.2 million compared to total cash from operating activities for the Predecessor for the period from January 1, 2008 to November 22, 2008 and for the Successor for the period from November 23, 2008 (inception) to December 31, 2008 of $53.9 million, an increase of $20.3 million. Management believes that the total cash flows of the Predecessor and Successor for 2008, would have been the substantially the same for 2008 had the Acquisition occurred on January 1, 2008, except for the following which were a result of the Acquisition: (a) the cash settlements by the Predecessor in 2008 of financial instruments serving as hedges of interest payments, metals purchases, and certain foreign currency purchases totaling approximately $8.1 million, (b) cash paid by the Successor to settle an option to purchase the Canadian dollars, which served as purchase consideration for the Acquisition, with a settlement cost of approximately $7.6 million, and (c) lower cash interest payments for the Predecessor in 2008 which were a result of lower debt levels and weighted average interest rates prior to the Acquisition. The increase in cash flows of the Successor in 2009 as compared to the total of the Predecessor and Successor for the 2008 periods, excluding the $15.7 million in cash settlements related to the Acquisition, was primarily attributable to improved operating performance and a reduction in working capital requirements resulting primarily from a reduction in inventories, offset, in part, by increased interest payments of the Successor, which resulted from the increased debt levels and higher weighted average interest rates in 2009, and higher estimated income tax payments for the Successor in 2009.

Total cash provided by operating activities for the Predecessor and Successor for 2008 was $53.9 million compared to cash provided by operating activities of $58.1 million for 2007, a decrease of $4.2 million. The decrease in operating cash flows for 2008 reflected improved operating performance for 2008 that was more than offset by a lower decrease in working capital requirements for 2008 as compared to 2007, the settlement of financial instruments serving as hedges of approximately $8.1 million by the Predecessor, and the settlement of an option to purchase Canadian dollars of approximately $7.6 million by the Successor. Both settlements occurred in connection with the Acquisition. In 2008, working capital decreased as inventory levels were brought down following the divestiture of the red-meats brands. However, for 2008, accounts receivables increased reflecting improved sales of seafood products, and the timing of sales and related collection activity, and thereby increased working capital requirements. In addition, we continued to settle Recall related liabilities in 2008 and had higher income tax payments in 2008 as compared to 2007. In 2007, working capital requirements were substantially reduced, benefiting operating cash flows, as inventory and receivables decreased as a result of the Recall. Cash flows were negatively impacted in settling Recall related liabilities in 2007 as well.

Cash Flows Used in Investing Activities

Cash used in investing activities for the first quarter of 2010 totaled $1.0 million compared to $3.7 million for the first quarter of 2009, a decrease of $2.7 million. Cash used in investing activities for the first quarter of 2010 included $1.2 million in additions to property, plant and equipment partially offset by $0.2 million in proceeds from the sale of assets. Cash used in investing activities for the first quarter of 2009 included $2.9 million in additions to property, plant and equipment, and $0.8 million in additional costs incurred related to the Acquisition.

Cash used in investing activities for the year ended December 31, 2009 totaled $13.7 million compared to a total of $631.9 million for 2008, a decrease of $618.1 million. Cash used in investing activities for 2009 included $14.2 million in additions to property, plant and equipment, $1.3 million in payments of acquisition related costs offset by $1.8 million of proceeds from the sale of assets, principally the sale of assets formerly located at the Augusta Plant. Total cash used in investing activities for 2008 included $25.5 million in additions to property, plant and equipment, $609.3 million in investment in acquired subsidiaries, offset by $2.9 million in proceeds from the sale of assets. The 2008 investment in subsidiaries represents the Successor’s acquisition of the Predecessor’s operating businesses, which was financed by a combination of debt and equity issued in connection with the Acquisition. The investments in property, plant and equipment were financed by operating cash flows, proceeds from the sale of assets and borrowing under the senior revolving credit facility.

Cash used in investing activities by the Predecessor for the period from January 1, 2008 to November 22, 2008 was $20.0 million, and was comprised of investments in property, plant and equipment totaling $22.9 million, partially offset by cash proceeds from the sale of assets totaling $2.9 million.

Cash used in investing activities for the Successor for the period from November 23, 2008 (inception) to December 31, 2009 was $611.9 million, and was comprised of $2.5 million invested in property, plant and equipment and approximately $609.3 million invested in acquired subsidiaries. The 2008 investment in subsidiaries represents the Successor’s acquisition of the Predecessor’s operating businesses, which was financed by a combination of debt and equity issued in connection with the Acquisition. The investments in property, plant and equipment by the Predecessor and Successor were financed by operating cash flows, proceeds from the sale of assets and borrowing under the senior revolving credit facility, as applicable to each period.

Cash used in investing activities for the Predecessor for 2007 included $21.3 million in investments in property, plant and equipment, and $6.2 million in investments offset by $6.2 million in proceeds from the sale of assets. For 2007 the investments represented primarily the purchase of a 10% interest in a Thailand-based tuna processor and proceeds from the sale of assets, including $3.9 million in proceeds from the sale of certain non-core brands. The investments in property, plant and equipment and the Thailand-based tuna processor for 2007 were financed from cash from operations, proceeds from the sale of assets, and borrowing under the senior revolving credit facility and other debt instruments. In both 2008 and 2007, investments in property, plant and equipment include costs to implement a new ERP platform.

Cash Flows from or Used in Financing Activities

Cash used in financing activities for the first quarter of 2010 totaled $24.6 million and included $9.5 million in net payments on the senior revolving credit facility, $14.0 million in payments on other debt obligations (including the pre-payment of $10.0 million under the senior term loan facility) and payment of $1.1 million in debt issuance costs related to the issuance of $220.0 million of senior secured notes in December 2009. Cash used in financing activities for the first quarter of 2009 totaled $21.0 million and included $15.8 million in net payments on the senior revolving credit facility and $5.2 million in payments on other debt obligations.

Cash used in financing activities for the year ended December 31, 2009 totaled $60.9 million and included $25.2 million in net payments on the senior revolving credit facility, $243.5 million in payments on long-term debt (including the extinguishment of subordinated notes and borrowings under the senior term loan facility), payment of $10.5 million in debt issuance costs related to the note offering, $3.9 million in cash tax distributions to preferred unit and common unit holders of BBFLP, $1.8 million in redemption of common partnership units of BBFLP, partially offset by net proceeds from the note offering totaling $217.4 million (net of original issue discount), proceeds borrowings under the senior term loan facility totaling $3.2 million, as well as proceeds from short-term notes to finance insurance premiums.

Cash used in financing activities by the Predecessor from January 1, 2008 to November 22, 2008 totaled $59.1 million and included $26.8 million in net payments of debt, $27.0 million in cash distributions to the unitholders of the Predecessor, and $5.3 million in purchases of units for 2008 grants under the Predecessor’s LTIP as well as units purchased on behalf of participants from cash distributions on LTIP units held in trust. The cash distribution and LTIP unit purchases were related to ownership structure and LTIP of the Predecessor.

Cash provided by financing activities for the Successor for the period from November 23, 2008 (inception) to December 31, 2008 was $638.5 million and was comprised of $423.2 million in proceeds from the issuance of debt, net of payments of debt, $194.7 million in net proceeds from the issuance of common partnership units, $40.7 million in net proceeds from the issuance of preferred partnership units, and $20.0 million in payments of debt issuance costs related to the debt issued in connection with the Acquisition. The net proceeds from debt and equity issuances, as well as the payment of debt issuance costs represented financing activity related to the Acquisition.

Cash used in financing activities for 2007 totaled $33.4 million and included primarily $41.3 million in cash distributions to the unitholders of the Predecessor and $4.9 million to fund the purchase of units for the 2007 grants under the LTIP as well as units purchased on behalf of participants from cash distributions on LTIP units held in trust, offset by $7.4 million in net borrowings on the senior revolving credit facility and $8.8 million in borrowing primarily to finance the implementation of the new ERP platform. Distributions to unitholders decreased during the twelve months of 2007 as a result of a suspension of distributions following the Recall.

The following is a summary of contractual obligations as of April 3, 2010 and for each of the next five years and thereafter (in thousands):

	2010 (remaining)	2011	2012	2013	2014	2015	Thereafter
Senior term loan facility	$7,125	$9,500	$11,875	$1,875	$—	$—	$—
Senior revolving credit facility	—	—	—	128,484	—	—	—
Senior secured notes	—	—	—	—	—	220,000	—
Minimum royalty payments	850	850	850	850	—	—	—
Installment notes	2,265	1,113	—	—	—	—	—
Capital lease obligations	258	359	365	332	108	—	—
Operating lease obligations	2,611	2,464	2,090	1,954	1,138	857	2,577

	$13,109	$14,286	$15,180	$133,495	$1,246	$220,857	$2,577

Qualitative and Quantitative Disclosure about Market Risk

The carrying values of financial instruments including accounts receivable, prepaid expenses, other current assets, accounts payable, accrued expenses and other current liabilities approximate fair value due to short-term maturities of those instruments.

The estimated fair value of certain debt instruments is based upon observable market information. The estimated fair values and carrying values of our significant long-term debt instruments at December 31, 2009 were as follows (in thousands):

	Fair Value		Carrying Value
	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009
Senior term loan facility	$129,914	$42,047	$129,914	$42,047
Senior revolving credit facility	153,163	134,005	153,163	134,005
Senior subordinated notes	131,686	—	131,686	—
Senior secured notes	—	217,417	—	217,417

As we had recently issued debt instruments as of December 31, 2008, the fair values of our debt instruments outstanding as of that date were estimated to be approximately the same as the carrying values of those instruments. Notes issued under the senior term loan facility are subject to variable rates of interest and are considered to have fair values that approximate carrying values. The senior revolving credit facility is subject to variable interest rates that are considered to approximate market rates, and is therefore considered to have a fair value that approximates the carrying value. Our senior secured notes were issued at market rates on December 17, 2009 and are considered to have a fair value that approximates their carrying value as of December 31, 2009.

Effective January 1, 2008, we adopted the authoritative guidance (currently ASC Topic 820, Fair Value Measurements and Disclosures) and, accordingly, have established a framework for measuring and disclosing fair values for certain assets and liabilities. We measure certain assets at fair value, and there was no impact on the consolidated financial statements upon adoption of the guidance. The guidance requires fair value measurements to be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for assets or liabilities;

Level 2: Inputs other than quoted prices in active markets which are either directly or indirectly observable; and

Level 3: Unobservable inputs are used when little or no market data is available.

We have determined the estimated fair values of our financial instruments based on appropriate valuation methodologies, however considerable judgment is required to develop these estimates. The fair values of financial instruments are not materially different from their carrying values.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The carrying values of financial instruments measured at fair value on a recurring basis are classified into the following categories (in thousands):

	Fair value measurements at April 3, 2010 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Derivatives designated as effective hedges	$—	$4,553	$—
Liabilities:
Derivatives designated as effective hedges	$—	$1,231	$—

At April 3, 2010, the carrying value of financial instruments measured at fair value on a recurring basis were all comprised of derivative contracts designated as effective hedges, including interest rate swap contracts, forward foreign exchange contracts and commodities swap contracts. The fair values of these contracts were marked to market value using a discounted cash flow model.

Fair Value Measurements on a Nonrecurring Basis

Non-financial assets and liabilities are recognized at fair values subsequent to initial recognition when they are deemed to be other than temporarily impaired. There were no material non-financial assets and liabilities deemed to be other than temporarily impaired and measured at fair value on a non-recurring basis as of April 3, 2010.

Foreign Currency Risk

Clover Leaf’s functional currency is the Canadian dollar, however it purchases and sells products in transactions denominated in the U.S. dollar. Clover Leaf has, in 2008 and 2009, as a strategy to be competitive in such products, entered into purchases of forward contracts to purchase the U.S. dollar in amounts comparable to and maturing in periods that hedge the purchase of product that will be transacted in the U.S. dollar at the forward purchase rate of exchange.

Clover Leaf had a series of forward contracts to purchase U.S. dollars, totaling $10.5 million, a de minimis amount, and $6.0 million as of April 3, 2010, December 31, 2009, and December 31, 2008, respectively, as hedges against purchases of certain products denominated in the U.S. dollar. Assets totaling to a de minimis amount (representing the fair value of these contracts) are included in “prepaid expenses and other assets” on the accompanying consolidated balance sheets as of April 3, 2010 and December 31, 2009, respectively. Further, unrealized losses totaling $0.1 million are included in “other current liabilities” on the accompanying consolidated balance sheet as of April 3, 2010. An asset in the amount of $0.1 million (representing the fair value of these contracts) is included in “prepaid expenses and other assets” on the accompanying consolidated balance sheet as of December 31, 2008. Realized gains and losses on forward contracts are included in “other expense (income), net” on the accompanying consolidated statements of operations.

Commodities Price Risk

We are exposed to changes in the price of fish, metals and fuel that are components of our product costs. We monitor the pricing of these commodities and seek to make purchases in amounts and at times that allow us to maintain a competitive position in the markets in which we sell our finished products. We have, during 2008 and 2009, entered into purchases of swap contracts that effectively fix the pricing of aluminum can content and fuel oil at levels we expected were lower than planned purchases of such commodities.

As of April 3, 2010, December 31, 2009 and December 31, 2008, we had outstanding a series of commodity swap contracts hedging future can and fuel oil purchases totaling $15.8 million, $17.0 million and $6.5 million, respectively. Assets representing unrealized gains totaling $4.6 million and $4.3 million are included in “prepaid expenses and other assets” on the accompanying consolidated balance sheets as of April 3, 2010 and December 31, 2009, respectively. Unrealized losses totaling $0.2 million are included in “other current liabilities” on the accompanying consolidated balance sheet as of December 31, 2008. Realized gains and losses on swap contracts are included in “cost of sales” on the accompanying consolidated statements of operations.

Interest Rate Risk

We are exposed to interest rate risk related to interest payments on our debt instruments. As a strategy to reduce risk of increases in borrowing rates, we may chose to hedge a portion of our outstanding borrowing, as permitted under our borrowing arrangements so as to effectively fix variable interest rates. As of April 3, 2010, December 31, 2009 and December 31, 2008, we had outstanding an interest rate swap contract hedging interest payments related to $75.0 million of borrowing under the senior revolving credit facility. The interest rate swap contract will mature in December of 2011, with 21 months remaining under the contract as of April 3, 2010. Liabilities representing unrealized pre-tax losses totaling $1.1 million, $0.8 million and $0.7 million are included in “other current liabilities” on the accompanying consolidated balance sheets as of April, 3, 2010, December 31, 2009 and December 31, 2008, respectively. Realized gains and losses on interest rate swaps are included in “net interest expense” on the accompanying consolidated statements of operations.

Credit risk

Our financial assets are subject to credit risk. These financial assets include cash held at financial institutions, derivative financial instruments that have positive value, and accounts receivable. The maximum exposure to credit risk is equal to the carrying value of financial assets. We assess the ability of debtors to settle amounts payable to us, taking into account financial position, past experience, credit rating, credit reports and other factors. We set credit limits regularly, and in cases where the credit quality of a customer does not meet our requirements, we require a cash deposit before product is shipped.

The carrying value of accounts receivable are periodically adjusted to estimated net realizable value through allowances for doubtful accounts, with the amounts of estimated losses recognized as adjustments to SG&A expenses. We base our estimate of uncollectible accounts receivable on such factors as the age of accounts, discussion with creditors and initial assessment of ability to make timely payment. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recovery of amounts previously written off, if any, are credited to SG&A expenses as collected. The allowances for doubtful accounts were $0.6 million, $0.6 million and $0.6 million as of April 3, 2010, December 31, 2009 and December 31, 2008, respectively, and are included as an adjustment to “accounts receivable, net” on the accompanying consolidated balance sheets.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. Our objective in managing liquidity risk is to maintain sufficient readily available sources of cash in order to meet liquidity requirements at any point in time. Our consolidated cash balances were $1.4 million, $4.5 million and $4.7 million as of April 3, 2010, December 31, 2009 and December 31, 2008, respectively. The amounts available to us under the senior revolving credit facility were $43.5 million as of April 3, 2010, without giving effect to outstanding letters of credit.

Inflation

Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and SG&A expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

Pension funding

We funded approximately $0.1 million in contributions to our defined benefit pension plans during the first quarter of 2010, and expect to fund approximately $0.4 million during the remainder of 2010.

Capital Expenditures

We anticipate incurring a total of approximately $10.0 million to $12.0 million in capital expenditures in 2010, including the $1.2 million incurred in the first quarter of 2010. We have secured a government sponsored loan for approximately $3.0 million, which will, including interest accrued, be forgiven by the applicable government agency three years after the borrowing takes place if we maintain current employment levels at the location at which the capital projects will take place.

During the year ended December 31, 2009, we invested, in cash, $14.2 million in property, plant, and equipment and $1.3 million in other assets as compared to a total of $25.5 million invested in 2008. In 2009, we invested $1.0 million in improving our waste water treatment system at our sardine processing facility in Blacks Harbour, New Brunswick, $0.9 million on SAP post-implementation projects and the balance of the capital expenditures on replacing and upgrading equipment so as to enhance our plant productivity.

During 2008, we invested, in cash, $25.5 million in property, plant, and equipment. Of this amount, $5.9 million was invested to replace a freezer in our Puerto Rico facility which had been damaged by fire in 2007, with $4.5 million of this amount reimbursed by insurance proceeds in 2008. The most significant investment in 2008 was $8.2 million to implement SAP software as our ERP system. We also invested $3.0 million in capital at our Augusta facility, some of which was sold in 2009 when we disposed of the plant, and some of which we moved to other facilities. The remaining investments for 2008 were replacements and upgrades of plant and equipment.

During 2007, we invested, in cash, $21.3 million in property, plant, equipment, and intangible assets and $6.1 million in a minority interest in a tuna processing business operating in Thailand. The most significant investment in 2007 was $8.7 million to begin the implementation of SAP software as our ERP system. In 2007, we received $2.5 million in insurance proceeds related to a fire in the freezer of our Puerto Rico facility and $3.4 million in insurance proceeds related to damage in our Violet, Louisiana facility as a result of Hurricane Katrina. In addition, we financed an additional $1.7 million of capital expenditures through capital leases.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Environmental Matters

In August 2008, in conjunction with a cooling water line leak, the Predecessor identified fuel oil in soils and groundwater in an area of the Cape May facility which was reported to the New Jersey Department of Environmental Protection (“NJDEP”). The Predecessor’s environmental consultant has developed a proposed remedial strategy consisting of enhanced bio-remediation and a multi-phase extraction system. After consulting with NJDEP, in December, 2009, we implemented a pilot study to evaluate the proposed remedy. We established an allowance of $3.6 million (of which $3.4 million remains as of December 31, 2009) based on the consultant’s current estimate of the costs of designing and implementing the pilot study, obtaining regulatory approvals and permits, designing, implementing, operating and maintaining the full scale system as well as the subsequent post-remediation monitoring and system closure. There can be no assurance that the pilot study or a full-scale system will be successful or that the NJDEP will approve of the enhanced bio-remediation and the multi-phase extraction system.

In 2008, the Predecessor was directed by the Canadian Federal Ministry of Environment (“Environment Canada”) pursuant to the federal Fisheries Act to remediate its waste water effluent because of alleged deleterious impacts to fish. No fines or penalties were assessed. We have been working with Environment Canada to resolve this matter. In that regard, we implemented certain process changes and Environment Canada has approved of our plans to build a wastewater treatment plant, which includes pre-treatment of our effluent. Construction of the wastewater treatment plant is scheduled to begin in the first quarter of 2010. We incurred capital costs associated with wastewater treatment at Blacks Harbour in 2009 of approximately $1.0 million with a forecast for 2010 of approximately $0.8 million in capital costs.

Recently Adopted Accounting Standards

Effective January 1, 2007, we adopted revised authoritative guidance for accounting for uncertainty in income taxes. The authoritative guidance clarifies the accounting for uncertain tax positions and prescribes a comprehensive model for how companies should recognize, measure, present and disclose in financial statements uncertain tax positions taken or expected to be taken on a tax return. Under the authoritative guidance, tax benefits shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The authoritative guidance also revises disclosure requirements to include an annual tabular presentation of unrecognized tax benefits. The provisions of the authoritative guidance were adopted on January 1, 2007 and did not have a material impact on our consolidated financial statements.

Effective January 1, 2008, we adopted the Financial Accounting Standards Board’s (“FASB”) revised authoritative guidance for fair value measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Adoption of this statement for non-financial assets and liabilities is required for an entity’s first fiscal year that begins after November 15, 2008 due to the deferral period provided by authoritative guidance. We adopted this standard for financial assets and liabilities on January 1, 2009 without any material impact to the consolidated financial statements.

Effective January 1, 2009, we adopted new authoritative guidance for Disclosures about Derivative Instruments and Hedging Activities. The authoritative guidance requires additional quantitative disclosures, provided in tabular form, and qualitative disclosures for derivative instruments. The required disclosures include a description of how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as hedging instruments in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. The authoritative guidance does not change the accounting treatment for derivative instruments.

Effective January 1, 2009, we adopted amended authoritative guidance for employers’ disclosures about postretirement benefit plan assets to provide for additional disclosure and documentation surrounding benefit plan assets and activities. Enhanced disclosure requirements are reflected in the annual financial statements and we do not believe that the adoption of this statement had a material impact on the consolidated financial statements.

Effective January 1, 2009, we adopted revised authoritative guidance for business combinations, which impacts the accounting for business combinations. The statement requires changes in the measurement of assets and liabilities acquired based on a fair value method consistent with the authoritative guidance for fair value measurements. Additionally, the statement requires a change in accounting for certain acquisition related expenses and business adjustments which, under the revised guidance, are no longer considered part of the purchase price of an acquired entity. Adoption of this revised guidance is required for fiscal years beginning after December 15, 2008, and was therefore generally not applicable to the accounting for the Acquisition. Early adoption was not permitted. The adoption of the statement could have an impact on the accounting for future acquisitions.

Effective January 1, 2009, we adopted the revised authoritative guidance for the accounting treatment afforded pre-acquisition contingencies in a business combination. Under the revised guidance, an acquirer is required to recognize, at fair value, an asset acquired or a liability assumed that arises from a contingency if the acquisition-date fair value of the asset or liability can be determined during the measurement period, as defined. If the fair value of an acquired asset or assumed liability cannot be determined as of the date of acquisition, the acquirer will apply the authoritative guidance used to evaluate any contingencies to determine whether the contingency should be recognized as of the acquisition date or after the acquisition date. The adoption of the revised guidance could have an impact on our consolidated financial statements should an acquisition take place in the future. The nature and magnitude of the specific effects on our results of operations or financial position will depend upon the nature, terms and size of the acquisitions, if any, consummated after the effective date.

Effective January 1, 2009, we implemented the FASB’s revised authoritative guidance for consolidation, which addresses the accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The adoption of the revised guidance did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted the FASB’s revised authoritative guidance which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance requires enhanced disclosures concerning a company’s treatment of costs incurred to renew or extend the term of a recognized intangible asset. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Effective with the financial statements as of and for the year ended December 31, 2009, we adopted authoritative guidance on subsequent events. This guidance establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The adoption of the new authoritative guidance did not have a material impact on our financial position or results of operations.

Effective with the financial statements as of and for the year ended December 31, 2009, we adopted authoritative guidance on accounting standards codification and the hierarchy of generally accepted accounting principles. The new authoritative guidance has become the single source of authoritative nongovernmental U.S. GAAP, superseding existing authoritative guidance from FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature. The new authoritative guidance reorganized the thousands of GAAP pronouncements into roughly ninety accounting topics and displays them using a consistent structure. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. The adoption of the new authoritative guidance did not have a material impact on our financial position of results of operation.

Effective January 1, 2010, we adopted Accounting Standards Update 2009-17 (Topic 810) requiring companies to identify the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. Further, companies are required to perform on-going reassessments of whether an enterprise is the primary beneficiary and eliminate the use of the quantitative approach previously required for determining the primary beneficiary. Currently, we are not the primary beneficiary of any variable interest entity.

BUSINESS

Company Overview

We are the largest producer and marketer of shelf-stable seafood in North America and maintain a leading share in virtually all segments of the U.S. and Canadian shelf-stable seafood categories. We operate in the United States as Bumble Bee Foods, LLC (“Bumble Bee”) and in Canada as Connors Bros. Clover Leaf Seafoods Company (“Clover Leaf”). Clover Leaf also conducts our business outside of North America. Headquartered in San Diego, California, we have grown since our inception in 1897 from a salmon canning cooperative in Astoria, Oregon into a leading producer and provider of shelf-stable tuna, salmon, sardines, clams and other specialty products. Our top three brands, Bumble Bee, Clover Leaf and Brunswick, each have nearly 100 year histories and maintain strong consumer awareness, with our Bumble Bee and Clover Leaf brands both enjoying nearly 90% consumer awareness levels in the U.S. and Canada, respectively. We strategically focus on higher-margin seafood products such as albacore tuna, sockeye salmon and certain specialty items, while incorporating an array of lower-margin products such as lightmeat tuna and pink salmon to leverage our infrastructure and meet our customers’ preference for single-source suppliers. In the U.S., we are #1 in shelf-stable seafood, holding a #1 or #2 share position in nearly every product segment in which we compete. In the U.S., we hold the #1 share position in albacore tuna, canned salmon, sardines and clams, and the #2 share position in the overall U.S. shelf-stable tuna category. In Canada, we are #1 in shelf-stable seafood, holding the #1 share position for albacore tuna, lightmeat tuna, salmon and specialty seafood, including sardines and herring. We sell to a diversified customer base consisting of almost every major U.S. and Canadian food retailer and food distributor, including supermarkets, mass merchandisers, drug stores, warehouse clubs, dollar stores and independent grocers.

We maintain a global sourcing matrix, which allows us to selectively purchase raw materials from each of the world’s major oceans. Our established processing network provides us with the flexibility to take advantage of higher catches and lower prices in any of the world’s significant fisheries. Our processing facilities are strategically located adjacent to supply sources to enable direct access to fish, reduced labor costs and preferential duty status for certain items. As a result of our strategically located facilities, and our status as one of the world’s largest purchasers of tuna, tuna loins and canned seafood, we believe that we are a low cost operator in the shelf-stable seafood industry. We process approximately 60% of our own shelf-stable seafood requirements, with the balance co-packed by third-party suppliers. We operate tuna canning facilities in Puerto Rico and California, have exclusive supply contracts with tuna loin processing factories in Fiji, Mauritius and Trinidad, and have a joint venture partnership in a tuna processing facility in Thailand. Additionally, we own and operate a sardine canning facility in New Brunswick, Canada, as well as a clam canning facility in Cape May, New Jersey.

For the three months ended April 3, 2010, we generated revenues of $256.6 million, net income of $14.4 million and net cash provided by operating activities of $22.7 million. For the twelve months ended December 31, 2009, we generated revenues of $944.0 million, net income of $12.9 million and net cash provided by operating activities of $74.2 million. As of April 3, 2010 and December 31, 2009, our total assets were $799.0 million and $806.3 million, respectively. See “Summary Historical Consolidated Financial Data.”

Industry Overview

The shelf-stable seafood industry is generally divided into three significant categories:

•	Tuna (including the higher-margin albacore tuna segment and lower-margin lightmeat tuna segment);

•	Salmon (including the higher-margin sockeye salmon segment and lower-margin pink salmon segment); and

•	Specialty seafood, which encompasses a wide variety of segments such as sardines, clams, crab, oysters, shrimp and other canned seafood.

The total category size for U.S. shelf-stable seafood was approximately $2.4 billion for the 52 week period ended December 26, 2009, with tuna representing approximately $1.8 billion, or 74%, of the total U.S. shelf-stable seafood category. In the U.S., canned tuna is the second most consumed seafood behind shrimp (including frozen, fresh and canned), with nearly three pounds of canned tuna consumed per person each year. Additionally, canned tuna had a household penetration rate of approximately 68% as of 2008 according to Nielsen Household Panel Data and has been a staple of the U.S. diet for decades. The total tuna category can be further divided into albacore and lightmeat tuna. Albacore sales represented approximately 42% of total tuna dollar sales, but only 33% of tuna case volume, which reflects albacore tuna’s higher price point.

Salmon represented approximately $241.0 million, or 10%, of the total U.S. shelf-stable seafood category for the 52 week period ended December 26, 2009. The salmon category is comprised of pink and red (or sockeye) salmon.

The shelf-stable specialty seafood category is comprised of a wide variety of segments, including sardines, clams, crab, oysters, shrimp and other products, and represented approximately $380.0 million, or 16%, of the total U.S. shelf-stable seafood category for the 52 week period ended December 26, 2009. The largest single segment in the specialty seafood category is sardines, which represented approximately $121.0 million, or 5% of the category for such period.

In Canada, the shelf-stable seafood category was approximately C$394.0 million for the 52 week period ended December 19, 2009. The tuna category represented approximately C$209.0 million, or 53%, of the total Canadian shelf-stable seafood category for such period. Similar to the U.S., the tuna category in Canada is divided into lightmeat and albacore tuna. Salmon and specialty seafood have a much higher household penetration in Canada, as Canadian consumers include a much broader range of seafood in their diets. The salmon category in Canada was approximately C$99.0 million, or 25% of the total shelf-stable seafood category, versus 10% in the U.S. for the 52 week period ended December 26, 2009. Sardines and other specialty seafood represented C$32.0 million or 8% and C$53.0 million, or 14% of the total Canadian category for such period, respectively.

Note:	Based on U.S. All-Channel dollar sales data from The Nielsen Company for the 52 weeks ended December 26, 2009 and Canada All-Channel dollar sales data from The Nielsen Company for the 52 weeks ended December 19, 2009.

We believe current demographic, consumer life-style and nutritional trends support the long term growth of our industry, as shelf-stable seafood fits evolving consumer dynamics, including demand for high quality, nutritious and value oriented products. Key trends include:

•	An aging population focused on health and wellness;

•	Increasing dual income households with limited time, focusing on convenience and nutrition as a critical factor in product offerings;

•	Single family households increasingly looking for smaller, more affordable meals;

•	Rising nutritional awareness with a focus on low-fat, low-calories and high protein as well as an increasing demand for products rich in Omega 3 fatty acids; and

•	Shift in consumer preference towards simplicity and traditional comfort foods.

Product and Category Overview

We participate in and maintain a leading share position in virtually all product lines and segments of the U.S. and Canadian shelf-stable seafood categories, including albacore tuna, lightmeat tuna, salmon, sardines, clams and other specialty seafood products. Historically, we have focused on canned albacore tuna, salmon and sardines. However, over the last several decades, we have expanded our product offering to include virtually every type of branded shelf-stable seafood, along with refrigerated surimi (in Canada) and shelf- stable poultry (in the U.S.). As a result of these product line extensions, we are the leading marketer of shelf-stable seafood products in the U.S. and Canada. While we are well known for our tuna products, roughly 41% of our U.S. revenue is currently generated from other product offerings. Our U.S. and Canadian revenue distribution by product line for the twelve months ended December 31, 2009 are presented below.

Note:	The Canadian revenue amounts in this prospectus include revenue from international export sales which are managed out of Canada and represent approximately 5% of our revenue for the twelve months ended December 31, 2009.

We have historically focused on higher-margin seafood products such as albacore tuna, sockeye salmon and certain specialty items, while including a sufficient array of lower-margin products (such as lightmeat tuna and pink salmon) to meet retailers’ preference for single-source suppliers. For the 52 weeks ended December 26, 2009, our Bumble Bee brand was the leader in the U.S. albacore tuna segment, which sells at higher price points and generates higher margins than lightmeat tuna, and held the #2 share position for total tuna products in the U.S. In the U.S. segment for salmon, our products ranked #1 for total canned salmon and in the higher-margin sockeye salmon segment, while holding the #3 position in the lower-end pink salmon segment. Additionally, our U.S. brands lead the sardine and clam segments, and also hold the #1 share position in the majority of other specialty seafood product lines, such as shelf-stable shrimp, crab, oysters and kipper snacks. We also hold the #1 share positions in the pouch chicken and chicken and dumpling product lines of the U.S. shelf-stable poultry segment.

In Canada, we sell nearly all of our shelf-stable seafood under the Clover Leaf and Brunswick brands, which are the leading brands across virtually all segments of the category. With a 46% share of the overall category in Canada for the 52 weeks ended December 19, 2009, Clover Leaf’s sales are more than double those of the nearest branded competitor. The Clover Leaf brand holds the #1 share position in the lightmeat tuna, albacore tuna, sockeye salmon and pink salmon segments and holds a leadership position in virtually every segment of the specialty seafood category in Canada. The Brunswick brand holds the leading position in both sardines and seafood snacks in Canada.

The following table reflects our rank and share in each of our most significant segments of the U.S. and Canadian shelf-stable seafood categories:

	U.S.		Canada
	Rank	Share	Rank	Share
Total Seafood	#1	29%	#1	46%
Tuna	#2	27%	#1	48%
Albacore tuna	#1	40%	#1	55%
Lightmeat tuna	#3	14%	#1	44%

Salmon	#2	15%	#1	43%
Canned salmon	#1	14%	#1	43%
Sockeye salmon	#1	26%	#1	46%
Pink salmon	#3	12%	#1	38%

Specialty Seafood	#1	48%	#1	28%
Sardines	#1	59%	#1	76%
Clams	#1	73%	#1	39%

Note:	Based on U.S. All-Channel dollar sales data from The Nielsen Company for the 52 weeks ended December 26, 2009 and Canada All-Channel dollar sales data from The Nielsen Company for the 52 weeks ended December 19, 2009.

Competitive Strengths

Largest North American Branded Shelf-Stable Seafood Company

We are the largest North American company operating in the shelf-stable seafood category, with $944 million in revenue for the fiscal year ended December 31, 2009. We hold the #1 overall share position in shelf-stable seafood in the U.S. and Canada, and estimate that we are significantly larger in terms of revenue than each of our two closest branded competitors. Additionally, we are one of the world’s largest purchasers of tuna, tuna loins and shelf-stable seafood, and believe we often have the ability to acquire tuna and other raw materials more cost effectively than our competitors.

Diversified Portfolio of Well-Established Brands and Products

We have a strong presence in virtually all shelf-stable seafood segments as well as select related shelf-stable protein segments, holding the #1 or #2 positions in the vast majority of segments in which we compete in the U.S., and the #1 position in virtually all segments in Canada. We offer hundreds of products, many of which we believe are consumer staples and have historically been non-cyclical in nature. Our brands have established strong brand equity and consumer awareness, with our Bumble Bee and Clover Leaf brands enjoying nearly 90% consumer awareness levels in the U.S. and Canada, respectively. Additionally, our top three brands, Bumble Bee, Clover Leaf and Brunswick, have each operated for nearly 100 years.

Leading Share Positions in Higher-Margin Categories

We strategically focus on higher-margin products such as albacore tuna, sockeye salmon and certain specialty items, while incorporating an array of lower-margin products such as lightmeat tuna and pink salmon to leverage our infrastructure and meet our customers’ preference for single source suppliers. In the U.S., our Bumble Bee brand holds the leading share position in the albacore tuna segment, which generally sells at higher prices and generates higher margins than lightmeat tuna. Our Bumble Bee brand ranks #1 in the total U.S. canned salmon and in the higher-margin U.S. sockeye salmon segments. In Canada, our Clover Leaf brand also holds the #1 share position in the albacore tuna and sockeye salmon segments, among many others.

Low Cost Global Sourcing Matrix

To support our product offerings, we maintain a well-established, cost efficient and highly flexible global sourcing matrix, which provides us with access to competitively priced raw materials. We process approximately 60% of our own shelf-stable seafood requirements and purchase the balance from strategic co-packers around the world. We believe we are the only company to have direct access to raw materials in each of the major oceans, allowing us to take advantage of higher catches and lower prices available in the world’s largest fishing regions. We operate tuna canning facilities in Puerto Rico and California, have exclusive supply contracts with tuna loin processing factories in Fiji, Mauritius and Trinidad, and have a joint venture partnership in a tuna processing facility in Thailand. Additionally, we own and operate a sardine canning facility in New Brunswick, Canada, as well as a clam canning facility in New Jersey.

Long-Standing Relationships with Diverse Customer Base

We have long-standing and well-established relationships with a diversified customer base. Almost all major U.S. and Canadian food retailers and food distributors sell our products. As a result, our products are extensively distributed across a variety of retail channels, including supermarkets, mass merchants, warehouse clubs, drug stores, dollar stores and independent grocers, with products sold in over 99% of all channel distribution points. Moreover, although we supply some of the largest food retailers in North America, no single customer accounted for more than 11.4% of our total sales for the fiscal year ended December 31, 2009. Our customer relationships are strengthened by the importance of canned tuna as a revenue generator and a traffic driver for retailers.

Industry Leading Management Team

Our management team, led by industry veteran Chris Lischewski, has an average of 20 years of industry experience and over 250 years of collective experience. Our management team has demonstrated its ability to successfully improve operations and profitability, and to anticipate and respond effectively to industry trends and dynamics. In addition to a proven and experienced management team, we are supported by Centre Partners, a private equity sponsor with extensive knowledge of our business and the industry along with a long-standing relationship with our company and management team. In connection with the Acquisition, management re-invested a significant portion of their existing equity position, in addition to Centre Partners’ substantial equity investment in our Company.

Business Strategy

Our five year strategic plan focuses on the following key strategic initiatives:

Drive Category Growth

We are leading an effort to increase shelf-stable seafood consumption in North America through a planned three-year category growth campaign with support at this stage from most of the shelf-stable tuna industry’s major participants. Shelf-stable seafood supports current demographic and consumer lifestyle trends in North America, including an increased focus on nutrition, health and wellness, affordability and convenience that should enable long term growth of our industry. Based on test market data from our initial efforts, we believe that a consumer marketing campaign can drive positive category growth. We are currently in the initial development phase of a national category growth campaign and would anticipate a campaign launch in early 2011.

Enhance U.S. Share Leadership

While we are already the leader in most U.S. shelf-stable seafood segments, we believe that we can further solidify our position as North America’s largest provider of shelf-stable seafood by implementing a multi-faceted strategy that will focus on several underdeveloped segments of our business. Specifically, we intend to increase our presence in lightmeat and pouch tuna, strengthen our presence at under-developed customer accounts, expand our presence in the Midwest and Texas geographic regions, and continue our growth with mass merchandisers and dollar retailers. We believe enhancing our leadership position will have a cascading benefit across our existing shelf-stable seafood portfolio, and will support our further growth in the private label segment.

Expand Clover Leaf Leadership

Clover Leaf is currently the leader in the shelf-stable seafood category in Canada, with a #1 position in virtually every product segment. However, recent changes in the competitive and retail environments in Canada provide opportunities to further expand our leading share position. To support this initiative, we intend to establish a differentiated position for the Clover Leaf brand, continue to drive innovation in the category, improve our in-store presence, and expand our category management capabilities, which we believe will support volume growth and enhanced shares. Additionally, we believe that these efforts will combat competitive factors that may arise in the current economic environment, where certain consumers are more focused on price than quality.

Continue Sustainability Efforts and Low Cost Operator Position

We believe we are currently one of the lowest cost operators in the industry and are continuously looking to further reduce costs and maximize efficiencies. Our low cost operator position begins with our procurement efforts and is guided by our corporate sustainability policy. We support global policies and management initiatives that seek to ensure the long-term sustainability of our fishery resources, an example of which is our industry-leading effort in partnering with environmentalists and scientists in founding the International Seafood Sustainability Foundation. We have also completed independent assessments of our core fisheries, including tuna, salmon, sardines and clams, all of which are in good condition. We have developed and established a highly flexible global sourcing matrix to take advantage of these sustainable resources, while providing us access to competitively priced raw materials in every ocean. At our production facilities, we continue to evaluate opportunities to optimize our processes and implement new technologies, and are currently pursuing several near-term opportunities which we believe will positively impact our business over the next several years.

Maintain Culture of Excellence

The experience and commitment of our management team and employees are key elements of our success and we expect to maintain and continue to improve our corporate culture. To build upon our culture of excellence, we have implemented strategies to support the development of our employees, including proactively managing succession planning. Additionally, our employees are encouraged to take on industry and community leadership responsibilities. The successful implementation of an SAP based ERP system in July 2008 has allowed us to implement advanced analytics for business decisions, increase transparency within our distribution network, evaluate consolidation opportunities within our organization, and identify areas of potential improvement within our sourcing matrix.

Brand Overview

Over our 100 plus year history, we have developed several leading brands in the shelf-stable seafood category. According to an internal research study, the Bumble Bee and Clover Leaf brands both enjoy nearly 90% consumer awareness levels in the U.S. and Canada. Furthermore Brunswick, Beach Cliff, Snow’s, King Oscar and Sweet Sue are leading brands within their respective markets, with strong brand equity and consumer awareness.

Overview of Brands Sold By the Company
The Bumble Bee brand name has been a leader in the shelf-stable seafood category for nearly 100 years. Bumble Bee is the #1 albacore tuna brand and the #2 overall tuna brand in the U.S., with strong leadership positions in the attractive eastern and western seaboards. In addition to albacore and lightmeat tuna, Bumble Bee offers the broadest mix of shelf-stable seafood products, holding leading positions in salmon, shrimp, crab, clams, oysters and other products.
In Canada, the Clover Leaf brand is the clear leader in the overall shelf-stable seafood category, holding the #1 share position in shelf-stable tuna and the #1 or #2 position in almost every other major segment of shelf-stable seafood, including salmon, oysters, mussels, clams, shrimp, crab and lobster. Refrigerated surimi is also sold in Canada under the Clover Leaf brand.
The Brunswick brand is the #1 brand of sardines in Canada, and the #2 brand of value-priced sardines in the U.S. Brunswick is also a well-known brand in the Caribbean, where the nickname “Brunnies” is synonymous with sardines on many islands.
The Beach Cliff brand of sardines is the #1 brand of value-priced sardines in the U.S.
The Snow’s brand is sold in the U.S., where it is the #1 brand of chopped and minced clams, and bottled clam juice.
The King Oscar brand, sold under a longstanding exclusive distribution agreement with the brand owner, is the leading brand of premium sardines, kipper snacks, and anchovies.
Sweet Sue products are primarily poultry-based, most notably canned chunk chicken, chicken & dumplings, pouch chicken and chicken broth, sold predominantly in the southeastern U.S.

Supply and Production

Shelf-Stable Seafood Supply

We have a diversified supply matrix and a large global reach. We source raw albacore from suppliers operating in the Atlantic, Pacific and Indian Oceans, while sourcing the majority of our lightmeat tuna from suppliers operating in the western tropical Pacific Ocean. We buy most of our albacore under a supply arrangement with FCF Fishery Co. Ltd. (“FCF”), which operates from Taiwan and manages relationships with key fishing vessel operators that make direct deliveries to tuna loin processing facilities in Mauritius, Trinidad and Fiji. Pursuant to the supply arrangement, FCF is required to use its best efforts to obtain albacore under best purchase terms to be mutually agreed upon by the parties and provide extended payment terms that we may elect to use at our option. However, if the supply arrangement with FCF is terminated, we believe we could procure albacore from other suppliers at a cost that is not significantly higher than what we currently pay through our arrangement with FCF. This is unique in the tuna industry, as we are the only shelf-stable tuna company to have albacore processing capabilities in the Atlantic, Pacific and Indian Oceans. Lightmeat loins are purchased on a “spot” basis, under strategic supply relationships with a number of southeast-Asian, Latin American and Pacific Island (Papua New Guinea and Majuro) tuna processors. We also purchase canned and pouch tuna from selected co-packers in Thailand, the Philippines and other Asian countries.

We have made the strategic decision not to operate salmon processing or canning operations at this time due to the short salmon packing season (six to eight weeks each year). As the largest buyer of canned salmon in the world, we have significant purchasing leverage and believe that we are currently strategically and financially at an advantage as a purchaser of co-packed salmon, rather than as a producer.

We operate a herring processing facility in Black’s Harbour, New Brunswick which is located on the Bay of Fundy in Canada, one of the world’s richest sardine fisheries. We believe that we are currently well-positioned to access the herring resource off the coast of New Brunswick, and we own rights to a significant percentage of the total allowable catch of herring in the Bay of Fundy. Our management believes we have reliable sources of supply for our herring requirements through the operation of weirs and purse seiners, together with supply arrangements with third-party weir, purse seiner and trawler fishermen. We are the principal purchasers of herring on the Maine and New Brunswick coasts for use in packing canned sardines, and have developed long-term relationships with a number of independent fishermen who supply the majority of our herring requirements. Our practice has been to enter into annual price negotiations with the weir fishermen’s associations, with price increases driven by changes in the suppliers’ cost structure and the catch levels. Prices for purse seine and trawl herring in Canada and the U.S. are negotiated by us based on market conditions. In addition, we source some herring from Poland to balance supply and ensure we have adequate product to fill market demand. We have a distinct advantage over our competitors in the canned clam market because of our clam sourcing capabilities. We are one of two major North American canners of clams with a factory strategically located in New Jersey near the clam fishery. The clam fishery is healthy, and we own, directly or indirectly, approximately 22% of the available federal licenses to harvest ocean clams (quahogs) in the U.S., which meets 100% of our demand. We contract with third parties to fish the quota for us.

We purchase shelf-stable specialty seafood, other than herring and clams, from third-party co-packers. Most specialty seafood products are purchased from suppliers in Asia, Europe and South America, with major purchases being made in Thailand, Malaysia, Poland, Indonesia, Chile, China and Peru. Purchases are made to coincide with seasonal catches and packing cycles.

Shelf-Stable Seafood Production

We process approximately 60% of our total canned seafood requirements, with the balance co-packed by third-party suppliers. We process the vast majority of our tuna requirements in factories located in Puerto Rico, California, Fiji, Mauritius, Trinidad and Thailand. Our processing facilities are strategically positioned adjacent to equatorial waters around the world to enable direct access to fish, competitive labor costs and preferential duty status.

Fish Loin Production

The tuna canning process begins with the preparation of fish loins from whole or “round” fish, which are delivered frozen from the fishing or transport vessels to a tuna loin processing facility and placed in cold storage.

The fish are then thawed, butchered, cleaned and placed in pre-cookers to be steam-cooked to a specified temperature. Once precooking is completed, the fish are cooled, skinned and cleaned and divided into loins. The tuna loins are frozen in plastic bags and shipped to the canning facilities. Currently, the majority of our albacore tuna loin processing is conducted at facilities located in Fiji, Mauritius and Trinidad, while lightmeat tuna loins are generally purchased from third-party co-packers, predominantly from Thailand.

The Fiji facility, located in Levuka, is owned by the local government and we have a supply agreement with a local operator, the Pacific Fishing Company (“PAFCO”). Under the supply agreement, PAFCO processes round albacore tuna and lightmeat tuna into frozen albacore tuna and lightmeat tuna loins and ships them to our canning facilities in California or Puerto Rico. PAFCO also produces some finished canned product for shipment to Clover Leaf for the Canadian market. We supply PAFCO with whole round fish, provide factory and quality supervision and pay a conversion fee. As an inducement for us to enter into this agreement, the Government of Fiji invested significant capital to upgrade the facility to meet our strict requirements. Our management believes that the PAFCO facility is a low-cost processor of albacore tuna based on the direct delivery of Pacific albacore tuna caught by local and Taiwanese fishing vessels and the cost-effective Fijian work force.

The Trinidad facility is owned by a local operator, Barana Seafood Processors Limited (“Barana”), and is located in Port of Spain, Trinidad. We have a tuna loin processing agreement with Barana pursuant to which Barana processes tuna exclusively for us. Although we do not own the facility, it was designed by us and built to satisfy our strict production requirements. Like the Fiji facility, the Trinidad facility primarily processes albacore tuna loins (under our quality supervision) for canning in our Puerto Rico and Santa Fe Springs facilities. Under a supply arrangement with FCF, they supply us with frozen whole albacore tuna and lightmeat tuna to be processed at the Barana Facility, and the owners of the facility are compensated by us based on a fixed fee schedule plus reimbursement of variable production costs.

In 2006, we executed a supply agreement with Thon des Mascareignes Ltee (“TDM”) in Mauritius located in the Indian Ocean. The TDM facility is a state of the art loin processing operation utilizing the latest technology ensuring that product quality meets our standards. The primary owner of TDM is IBL, a local business conglomerate. The supply agreement provides that TDM will supply albacore loins exclusively for us and lightmeat loins on a spot basis as agreed upon by the parties. We supply TDM with the whole round albacore, provide technical and quality assistance, and pay a fixed conversion fee.

Canning Operations

At the canning facilities, the frozen, cooked tuna loins are thawed, placed on a conveyor belt and filled into cans. Broth, a vegetable-based flavor enhancer, is typically added to the can of tuna, along with water, soy or olive oil. Lids are then placed on the cans and the cans are sealed. Once sealed, the cans of tuna are sterilized through a retort cooking process. The cans are then cooled, labeled and packaged in cases, typically in case packs of 48, 24 or 12 cans based on customer requirements. We operate two tuna canning facilities, one in Santa Fe Springs, California and one in Mayaguez, Puerto Rico. The California facility is our lowest cost canning operation and cans both lightmeat tuna and albacore tuna in 5 and 7 ounce can sizes. The facility in Puerto Rico cans both albacore tuna and lightmeat tuna in 5 ounce cans and also produces all of our “convenience size” tuna products (3 ounce, 7 ounce, 9 ounce and 12 ounce cans).

We own and operate a sardine processing plant located in New Brunswick, Canada. During the summer months, our facility receives herring from company owned boats, company owned weirs, and third-party suppliers fishing principally in the Bay of Fundy and the Gulf of Maine. In the winter months, our facility receives herring loins from U.S. trawlers. Because our facility receives a larger number of herring during the summer months, our facility freezes herring during the summer season for processing during other parts of the year. Our sardine facility packs all products in aluminum cans, which are manufactured on-site by a third party supplier.

Our other owned herring processing facility located in Prospect Harbor, Maine was closed in April 2010 due to a substantial reduction in the total allowable catch of herring off the coast of New England. Bumble Bee is a party to a consent decree, as amended, with the State of Maine which established, among other requirements, that certain minimum case volumes be produced during each calendar year until the decree expires on December 31, 2010. Bumble Bee achieved the minimum production volume for 2009. In connection with the closure of the facility in Maine, Bumble Bee is currently negotiating an early termination of the consent decree with the State of Maine.

We can ocean clams (quahogs) and surf clams in Cape May, New Jersey. The majority of the clams are harvested under U.S. clam quotas owned by us, shucked by an independent third-party and transferred to our Cape May, New Jersey facility for processing and canning. Canned clams, clam juice, and chowders are processed on multiple production lines for branded and private label consumption. Clams are canned in steel cans in sizes ranging from 6.5 ounces up to 51 ounces, while clam juice is marketed in 8 ounce glass bottles.

Processing Facilities Seasonality

The supply of raw materials related to substantially all of our products other than herring (canned as ‘sardines’) is not subject to significant seasonal variations.

Herring tend to move offshore to deeper waters in the winter months. As a result, herring are available in U.S. waters off the southern coast of New England throughout ten months of the year, while the fishery in the shallower waters of the Bay of Fundy and upper Gulf of Maine is more seasonal, peaking in the summer months. The fishing season for the mobile gear fishery in Canadian waters extends from late May until February, and the weir fishery, from early June to late October.

Marketing, Promotion and Sales

Bumble Bee®, Clover Leaf®, Brunswick®, Beach Cliff®, Snow’s®, King Oscar®, and Sweet Sue® are well-established brands within their respective markets, with strong brand equity and consumer awareness built up over decades of marketing. We generally use direct advertising in peak seasons such as back-to-school and Lent (which is a peak period for canned tuna consumption), and during special events such as new product launches. We focus our consumer marketing programs on supporting brand and product segment initiatives through broad-based consumer advertising vehicles such as television, radio and print. Additionally, we support new product initiatives through trial-generation vehicles such as print advertising, coupons, sampling and in-store promotions. We intend to continue to expand direct consumer marketing efforts in an attempt to further enhance our consumer image and increase brand loyalty. Trade promotional allowances remain a vital part of sales and marketing within the shelf-stable tuna category. For several items, especially lightmeat tuna, sales volumes are relatively price sensitive and both retailers and manufacturers are extremely conscious of achieving certain prices.

We maintain a highly skilled sales force on a national basis in both the U.S. and Canada to provide superior service to large customers with national footprints. We also contract third party brokers to concentrate on smaller accounts and provide scalability to our existing sales infrastructure.

Geographic Information

For information regarding our revenues in different geographic locations, please see note 15 to our consolidated financial statements included elsewhere in this prospectus.

Customers and Distribution

We have a diversified customer base, with our products represented in nearly all retail channels including supermarkets, mass merchandisers, drug stores, warehouse clubs, dollar stores and independent grocers. Almost every major U.S. and Canadian food retailer and food distributor sells our products.

Inventories are generally held at public warehouses (four in the U.S. and three in Canada) as well as our warehouse facilities attached or near production facilities, and are delivered by third party logistics and trucking companies. Canned salmon inventory is maintained at a Kent, Washington distribution facility, in which we have an ownership stake, and where canned salmon products are shipped directly from producers in Alaska and Canada for labeling and casing to be shipped through distribution channels which may vary by market or country.

Divestiture of the Red-Meats Business

In January 2005, we acquired Castleberry Food’s Company, a manufacturer of regionally prominent, shelf-stable prepared meat, clam, poultry and pork products in the U.S. Separately, we also acquired the Sweet Sue and Bryan brands of shelf-stable poultry and meat products. In July 2007, we voluntarily recalled all canned products processed on one line at our Augusta, Georgia production facility (the “Augusta Plant”) due to risk of possible contamination of these products with Clostridium botulinum, a bacterium that can cause botulism (the “Recall”). No seafood products were impacted by the Recall, and chicken products, which were not recalled, were only temporarily impacted by the Augusta Plant shut-down.

On September 17, 2008, we sold the Augusta, Georgia based red-meats business to Aunt Kitty’s Foods, Inc., a subsidiary of Hanover Foods. As a result, the Augusta Plant has been closed and is being held for sale or donation. We continue to market our shelf-stable poultry, chicken and dumplings and sausage product lines sold under the Sweet Sue and Bryan brand names and currently source these products from contract packers.

Government Regulations

In Canada, the harvesting of fish in the waters off Atlantic Canada is regulated by the DFO through the Fisheries Act (Canada) and the Atlantic Fishery Regulations (1985) made under that Act. These regulations provide for the registration of vessels and fishermen and for the issuance of licenses to catch specified species of fish. The licenses set out conditions for fishing, which may include the species that may be caught, the type and quantity of gear to be used, the waters in which fishing is permitted, the period during which fishing is permitted, the vessel that may be used and the persons permitted to operate the vessel. The DFO also licenses weirs and regulates their location and operation.

In the U.S., management of the fishery within the U.S. exclusive economic zone from three to 200 miles offshore is the responsibility of regional fishery councils. Under the U.S. Federal Magnuson-Stevens Fishery Conservation and Management Act, state legislation governs the fishery in inshore waters.

All processing plants conducting business in Canada and the U.S. require government licenses to operate. The requirement to obtain and maintain a food processing license principally relates to food safety and labeling. In Canada, all processing plants are required to implement a quality management plan (“QMP”) that is approved by the CFIA covering the regulatory and safety aspects of food processing. In the U.S., all processing plants must adopt a quality management plan known as HACCP, approved by the FDA. We possess all necessary government licenses and approvals to operate and our QMP has been approved by the CFIA and has been in good standing since the inception of this requirement. Our U.S. processing plants each have an HACCP plan approved by the FDA.

The processing, transportation and canning of all of our products are subject to extensive federal, state and local laws and regulations relating to the treatment, storage, handling and disposal of meat and fish products and the emission and discharge of materials into the environment. Under some of these laws and regulations, the owner or operator of facilities may be held liable for the costs of removing or remediating hazardous substances on or under property, regardless of whether the owner or operator knew of or was responsible for the presence of such hazardous substances and regardless of whether the release or disposal of such substances was legal at the time it occurred. We own or lease a number of properties supporting our operations, including facilities in both the U.S. and Canada. The ownership, management and control of properties, including those leased, carries the risk of liability for the remediation of contamination, whether or not such contamination is caused by us or our agents. In recent years, environmental site assessments have been performed at each of the processing facilities. Some of these assessments have indicated that there have been historical environmental impacts to the soil and groundwater. Our management believes that our operations are in material compliance with current environmental requirements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters.”

In connection with the Acquisition, BBFLP agreed with a branch of the Canadian government to certain undertakings with respect to our Canadian operations after the closing. Until the third anniversary of the closing date of the Acquisition, we agreed to, among other things, maintain the headquarters of our Canadian operations in Canada, manage the Canadian operations with a Canadian management team and maintain certain employment levels at the Canadian operations.

Intangible Properties

We own a significant number of registered intangible properties or assets including, but not limited to, the trademarks: Bumble Bee®, Clover Leaf®, Brunswick®, Beach Cliff®, Snow’s® and Sweet Sue®. These trademarks are deemed to have indefinite lives and, in accordance with accounting principles, are not amortized. However, adjustments to reduce the value of trademarks may be recorded in the event that cash flows related to a trademark or group of trademarks decline. Our assets also include certain intangible assets which have finite useful lives and may require ongoing costs to maintain value. Such intangible assets consist primarily of customer and supplier relationships as evidenced by contracts, established distribution channels, and promotional arrangements, and which are amortized over estimated useful lives ranging from three to 25 years.

Properties and Locations

We operate processing facilities strategically located adjacent to supply sources to enable direct access to fish, reduced labor costs and preferential duty status for certain items. We conduct canning, distribution and selling and general administrative activities from facilities at the following locations as of December 31, 2009:

Facilities Description	Location	Status
Administrative and Operating Facilities:
Administrative office	San Diego, California, U.S.	Leased
Administrative office	Markham, Ontario, Canada	Leased
Administrative office	Saint John, New Brunswick, Canada	Leased
Quality assurance facilities	Vancouver, British Columbia, Canada	Leased
Sardine canning facilities	Blacks Harbour, New Brunswick, Canada	Owned
Tuna canning facilities	Mayaguez, Puerto Rico	Owned
Tuna canning facilities	Santa Fe Springs, California, U.S.	Leased
Clam packing facilities	Cape May, New Jersey, U.S.	Owned
Special ingredients processing	Violet, Louisiana, U.S.	Owned
Salmon labeling and warehousing	Kent, Washington, U.S.	Leased

Facilities Closed and Held for Sale:
Sardine canning facilities	Grand Manan, New Brunswick, Canada	Held for Sale
Sardine canning facilities	Prospect Harbor, Maine, U.S.	Owned

Competition

In the U.S. shelf-stable tuna segment, the Bumble Bee brand primarily competes with the StarKist® and Chicken of the Sea® brands as well as other private label manufacturers. The U.S. shelf-stable tuna segment has been very competitive in recent years and product pricing remains a key determinant of retailer and consumer purchase decisions, both within the segment and in the broader market for products which consumers may consider to be substitutes. Retailers often sell canned tuna (particularly lightmeat) as a loss leader given its status as a staple product for U.S. consumers and routinely “feature” canned tuna in promotional media in order to drive traffic to their stores. As a result of this practice, the major branded tuna producers frequently bid on individual promotions at specific retailers. In the U.S. shelf-stable salmon segment, we compete with Peter Pan®, Chicken of the Sea® and numerous regional branded players. In the canned specialty seafood segment, we compete with Chicken of the Sea®, Crown Prince® and numerous regional branded players.

In the Canadian shelf-stable seafood category, Clover Leaf’s strongest competition comes from private label producers, which collectively held approximately 19% of the overall Canadian shelf-stable seafood category for the 52 weeks ended December 19, 2009. Smaller players include Ocean Fisheries Ltd. with the Ocean’s® brand as well as the Gold Seal® brand owned by the Canadian Fishing Company, or Canfisco.

In the U.S. shelf-stable poultry segment, the most notable competitive brands are Valley Fresh® /Hormel® (Hormel Foods), Swanson’s® (Campbell’s) and Tyson®. As with shelf-stable seafood, the shelf-stable poultry industry is characterized by relatively low margins and high levels of competition.

Labor and Employee Relations

Our success depends, in part, on our employees employed at our facilities, particularly during peak production periods. While the number of employees fluctuates between peak and non-peak periods, as of December 31, 2009, we employed approximately 1,944 people, and management considers our relations with our employees and organized labor groups to be good. Our facility in Cape May, New Jersey is unionized. There are two collective bargaining agreements with respect to this facility. One collective bargaining agreement expires in 2012. The other agreement expires in 2013.

Legal Proceedings

In the ordinary course of our respective businesses, we may be party to various legal proceedings, the outcome of which cannot be predicted with certainty. Other than as disclosed in this prospectus, we are not involved in any legal proceedings that are expected to have a material effect on us, on a consolidated basis. To the knowledge of our management, other than as disclosed in this prospectus, no legal proceedings of a material nature involving us are contemplated by any individuals, entities or governmental authorities. See “Risk Factors—Risks Related to our Business—We may be subject to product liability exposure and exposed to other product safety-related risks, including recalls and regulatory actions, which could have a material adverse effect on our business, financial condition and results of operations and harm our reputation,” “Risk Factors—Risks Related to our Business—We are subject to extensive laws, rules, regulations and policies with respect to the production, processing, preparation, distribution, packaging and labeling of food products. Changes in the laws, rules, regulations and policies with respect to the production, processing, preparation, distribution, packaging and labeling of food products could have a material adverse effect on our financial condition and results of operations” and “Risk Factors—Risks Related to our Business—Changes in U.S. government trade policy can adversely affect our business.”

MANAGEMENT

Connors Bros. Holdings, L.P. is managed by its general partner, CB Holdings GP, LLC (“GP”). Our principal executive officers and the directors of GP are as follows:

Name	Age	Position
Christopher Lischewski	49	Director, President and Chief Executive Officer
J. Douglas Hines	55	Executive Vice President and Chief Operating Officer
Kent McNeil	47	Executive Vice President and Chief Financial Officer
Ron Schindler	53	Executive Vice President
Jill Irvin	41	Senior Vice President and General Counsel
Scott Perekslis	42	Chairman of the Board of Directors
Bruce Pollack	51	Director
John Stiker	43	Director
Bernt Bodal	57	Director
Jeffrey Davis	60	Director
John Schnabel	46	Director
Howard Brodie	53	Director

Christopher Lischewski became a Director of GP in December, 2009. He has been a Director of CP V CB GP, LLC, the general partner of Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.), since November, 2008. Mr. Lischewski joined Bumble Bee Foods in 1999. Prior to his current position as President and Chief Executive Officer, Mr. Lischewski was Managing Director of H.J. Heinz Company’s European Seafood division. From 1996 to 1998, he was Group Vice President of Global Procurement and Operations for H.J. Heinz’s StarKist business unit and from 1991 to 1996, he was Vice President of StarKist’s Procurement and Business Development group. Prior to that, Mr. Lischewski spent six years with a major management consulting firm and four years with an aerospace firm. Mr. Lischewski received an M.B.A. in International Finance and a Bachelor of Science in Finance and Accounting from the University of Southern California.

J. Douglas Hines joined Bumble Bee Foods in 1997 with International Home Foods, Inc.’s acquisition of Orleans Foods, of which he was one of the operating partners. Prior to his current position as Executive Vice President and Chief Operations Officer, he was Executive Vice President, Resourcing and Development of Bumble Bee Foods. He held the positions of Senior Vice President, Sales/Marketing and Vice President, Development at Chicken of the Sea International from 1989 to 1993. From 1979 to 1989, he held various positions at Mitsui and Company, including Vice President, Operations for tuna operations in Puerto Rico, and Vice President and General Manager, Southern Division of the Mitsui Foods import group. Mr. Hines started his career in 1974 with Taylor and Associates, a meat and vegetable processor in Costa Rica, as Operations Manager. Mr. Hines attended Louisiana State University and received his degree in Business from Freed Hardeman University.

Kent McNeil joined Bumble Bee Foods in March 2005 as Executive Vice President, Finance & Administration & Chief Financial Officer. Prior to joining Bumble Bee Foods, Mr. McNeil was the Chief Financial Officer of Savers, Inc., a privately held retailer based in Bellevue, Washington. From 1984 to 2000, Mr. McNeil spent 16 years with The Clorox Company, a leading consumer products company, where he held various positions responsible for international financial management, business development and financial planning and analysis. While at Clorox, Mr. McNeil also held the positions of Division Controller for the Food Products Division and the Glad Products Division. Mr. McNeil has a B.S. in Finance from the University of Southern California and an M.B.A. from the University of California, Berkeley.

Ron Schindler joined Connors Bros., Limited in 1983. Since that time, he has held positions with increasing levels of responsibility in sales, marketing and senior management. In January 2007 he was promoted to the position of Executive Vice President with responsibility for the Canadian and International markets. From 1999 to 2006 he was Senior Vice President, Sales and Marketing, for Connors adding the responsibility of Clover Leaf Seafoods, L.P. after Connors merged with Bumble Bee Foods in 2004. Prior to 1999 he was Vice President, Canadian Sales of BC Packers Limited based in Vancouver, British Columbia where he was responsible for the Clover Leaf and Brunswick brands. Between 1983 and 1996 he held various sales and marketing positions with Connors Bros., Limited. Mr. Schindler has 30 years experience in senior management, sales and marketing within the consumer products field. He is an active member of Fisheries Council of Canada, the Seafood Value Chain Roundtable (Agriculture/Agra-Foods Canada) and Food and Consumer Products of Canada (F.C.P.C.).

Jill Irvin joined Bumble Bee Foods in May 2006 as Senior Vice President and General Counsel. Previously, Ms. Irvin was a partner at O’Melveny & Myers in New York and Los Angeles. Ms. Irvin has a BBS from the University of Iowa, a JD from the University of Michigan and an MBA from the University of Southern California.

Scott Perekslis became a Director of GP in December, 2009. He has been a Director of CP V CB GP, LLC since November, 2008. Mr. Perekslis is a Senior Partner at Centre Partners, which he joined in 1991. Centre Partners is an affiliate of our company. Prior to joining Centre Partners, Mr. Perekslis worked in the mergers and acquisitions department of Lazard Freres & Co. Mr. Perekslis currently serves as a Director of K2 Pure Solutions, L.P., Gray Energy Services, LLC, Hyco International, Inc. and American Seafoods, L.P. Mr. Perekslis previously served on the Boards of Bumble Bee Holdings, L.P., Connors Bros. Income Fund, Nexus Gas Partners LLC, Firearms Training Systems, Inc., Maverick Media LLC and KIK Corporation Holdings, Inc. Mr. Perekslis received an A.B. from Princeton University.

Bruce Pollack became a Director of GP in December, 2009. He has been a Director of CP V CB GP, LLC since November, 2008. Mr. Pollack is a Managing Partner at Centre Partners, which he joined in 1991. Centre Partners is an affiliate of our company. He currently serves as a Director of Distant Lands Trading Co., COSI Holding Company I, Inc., K2 Pure Solutions, L.P., Maverick Media, LLC, Ross Aviation, LLC, U.S. Retirement Partners, Inc. and as a Co-Manager of Palisades Ventures, LLC. Mr. Pollack previously served on the Boards of Bumble Bee Holdings, L.P., Garden Fresh Holdings, Inc., Intermedia Partners IV, L.P. (Advisory), The Johnny Rockets Group, Inc., KIK Corporation Holdings, Inc., Muzak L.P., Salton, Inc. and several other private companies. He is on the Board of Governors of the Weizmann Institute of Science. Mr. Pollack received a B.A. from Brandeis University.

John Stiker became a Director of GP in December, 2009. He has been a Director of CP V CB GP, LLC since November, 2008. Mr. Stiker joined Centre Partners in 2006, where he serves as a Director. Centre Partners is an affiliate of our company. Prior thereto, he was the President and Chief Executive Officer of Distant Lands Trading Company, a vertically integrated specialty coffee company. Prior to joining Distant Lands, Mr. Stiker served as Executive Vice President for Corporate Development with Connors Bros. Income Fund and its U.S. based operating company, Bumble Bee Foods, LLC. He is currently a Director of Distant Lands Trading Company and Orion ICG, LLC. Mr. Stiker received an A.B. from Harvard College.

Bernt Bodal became a Director of GP in December, 2009. He has been a Director of CP V CB GP, LLC since November, 2008. Mr. Bodal has been the Chairman and Chief Executive Officer of American Seafoods Corp. since May 2003. Since January 2000, he has been the President of ASC Management, Inc., the general partner of ASLP, the Chairman and Chief Executive Officer of ASG and a director of ASC Management, Inc. From 1994 to 1998, Mr. Bodal served as President and Chief Executive Officer of American Seafoods Company and RGI Seafoods, a subsidiary of Norway Seafoods. Between 1998 and 2000, Mr. Bodal pursued personal investment activities.

Jeffrey Davis became a Director of GP in December, 2009. He has been a Director of CP V CB GP, LLC since November, 2008. Mr. Davis currently serves as a director of American Seafoods Group LLC, one of America’s largest integrated seafood companies. Mr. Davis also sits on the Marine Stewardship Council

(“MSC”), the leading nongovernmental organization that certifies the sustainability of selected fish stocks around the world, and is the 2007 Chairman of the National Fisheries Institute, the national trade association for the American seafood industry. Mr. Davis was the Chief Operating Officer and the Chief Executive Officer of American Seafoods International LLC from January 2000 to December 2004. Mr. Davis was previously the President and Chief Executive Officer of Baader North America Corporation and remains on the board of directors. Mr. Davis also serves as Chairman of the Marine Stewardship Council International, the licensing organization owned by MSC, and Chairman of Seacrest Country Day School, a pre-kindergarten thru twelfth grade private school in Naples, Florida.

John Schnabel became a Director of GP in December, 2009. He has been a Director of CP V CB GP, LLC since November, 2008. Mr. Schnabel is a Partner at Falcon Investment Advisors, LLC, which he joined in 2000. Mr. Schnabel was previously a Partner at Canterbury Capital Partners LLC. Prior affiliations include Generation Partners and General Motors Investment Management Corporation. Mr. Schnabel has served on the Board of Directors of numerous portfolio companies, including LVI Services, Seadrift, Ampac Packaging, The Princeton Review and NorthCentral University. He received a B.S. from Adelphi University, an M.B.A. from Hofstra University and an advanced studies certificate from New York University’s Stern School of Business Administration.

Howard Brodie became a Director of GP in December, 2009. He has been a Director of CP V CB GP, LLC since November, 2008. Mr. Brodie is currently the co-founder, Director and Chief Executive Officer of K2 Pure Solutions, a manufacturer of water purification and disinfection products using safe, environmentally sustainable technology and a current portfolio company of Centre Partners. Prior to joining K2 Pure Solutions, Mr. Brodie served as Vice Chairman and Chief Operating Officer of KIK Custom Products, a leading contract manufacturer of branded and private label personal care and cleaning products. Prior to KIK Custom Products, Mr. Brodie served as a Director and Vice President of Corporate Development for NHC Communications. Mr. Brodie has a BA from McGill University and an M.B.A. from the University of Western Ontario.

Board Committees

Audit Committees

In December, 2008, the board of directors of CP V CB GP, LLC created an audit committee consisting of Mr. Perekslis, Mr. Schnabel and Mr. Stiker.

Compensation Committees

In December, 2008, the board of directors of CP V CB GP, LLC created a compensation committee consisting of Mr. Perekslis, Mr. Schnabel and Mr. Brodie.

Compensation Committees Interlocks and Insider Participation

None of our executive officers serve as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of such committee, the entire board of directors) of another entity that has an executive officer serving on the board of directors of GP. Mr. Brodie serves as a director and the Chief Executive Officer for K2 Pure Solutions and Messrs. Perekslis and Pollack serve as directors and members of the compensation committee of K2 Pure Solutions.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General Overview

Prior to the Acquisition, our business was owned by a public Canadian income trust, with its units traded on the Toronto Stock Exchange. Following the Acquisition, the board of directors of the general partner of Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) and with the formation of the Parent Guarantor, the new board of directors of the general partner of Parent Guarantor (each referred to herein as the “Board”), has been working closely with management to evaluate our long-term compensation program and philosophy in light of our recent transition to a private company.

Throughout this analysis, the individuals who served as our Chief Executive Officer and Chief Financial Officer during fiscal 2009 and during fiscal 2010, as well as other individuals included in the Summary Compensation Table below, are referred to as the “named executive officers” or “NEOs.”

Compensation Policies

Our executive compensation philosophy in 2009 was guided by our objective to obtain and retain executives critical to our success and to the enhancement of partnership equity value.

Compensation Committee

Following the Acquisition, and during fiscal 2008, the Board established and has maintained a compensation committee consisting of Mr. Perekslis, Mr. Schnabel and Mr. Brodie (the “Compensation Committee”).

Process for Setting Total Compensation and Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all decisions regarding compensation for our named executive officers, including our compensation philosophy, policies and plans. Our Chief Executive Officer also plays an important role in the executive compensation process, including evaluating the other named executive officers and assisting in the development of performance target goals. The Chief Executive Officer also makes specific recommendations to the Compensation Committee about appropriate base salary, bonus and equity awards for each other named executive officer.

Executive Compensation Consultant

The Compensation Committee did not utilize a compensation consultant to provide guidance in making compensation decisions for 2009.

Components of Compensation

For 2009, the principal components of compensation for our named executive officers were:

(i)	base salary;

(ii)	annual incentives;

(iii)	long-term incentives;

(iv)	retirement benefits; and

(v)	perquisites.

Base Salary

In 2008, base salaries were established by the Compensation Committee and Chief Executive Officer (in the case of named executive officers other than the Chief Executive Officer) based upon an assessment of the salaries payable to executive officers of comparable organizations. There were no base salary increases for NEOs in 2009 as each NEO received a substantial long-term incentive award as part of the Acquisition, and the Compensation Committee also felt that in light of the general economic conditions in North America, it was appropriate to waive salary increases for NEOs for the year while allowing for salary increases for other employees.

Annual Incentives (Bonuses)

We believe that a significant portion of a named executive officer’s compensation should be tied to our performance. Therefore, named executive officers are eligible to participate in our Management Incentive Plan (the “Bonus Plan”), which entitles officers and employees to annual cash bonuses based on our success in achieving financial objectives and on their individual achievement of personal goals and expectations set out in their objectives for the year. The target bonus opportunity for each NEO is listed below, however, under the Bonus Plan, bonuses are adjusted for performance in excess or below target.

Name of Executive	Minimum Bonus as a Percentage of Base Salary	Target Bonus as a Percentage of Base Salary
Christopher D. Lischewski	0%	100%
Kent McNeil	0%	75%
J. Douglas Hines	0%	75%
Ron Schindler	0%	75%
Jill Irvin	0%	45%

The annual awards for Messrs. Lischewski, McNeil, Hines and Ms. Irvin are based 100% on company-wide EBITDA achieved. EBITDA represents a performance measure consisting of earnings before interest, income taxes, depreciation and amortization, and also excludes by definition certain income and expense items that are considered to be outside the influence of management under normal operation conditions. The annual award for Mr. Schindler is based 50% on company-wide EBITDA performance and 50% on EBITDA performance of Clover Leaf. The annual EBITDA target is based upon the annual budget as presented by management to the Board and is approved by the Board. EBITDA is considered by the Board to be a key indicator of managements’ performance, representing a key component for measuring potential change in the value of the Company to its owners, and which is also heavily influenced by the performance of executive management on an annual basis.

For 2009, the EBITDA performance target at the company level was established at $106 million, which was based on our 2009 operating budget. Under the provisions of the Bonus Plan, no incentive bonus would have been payable for 2009 unless the Company’s EBITDA was 90% of the target. Thus, no incentive bonus would have been payable unless EBITDA was at least $95.4 million. Since the maximum bonus opportunity for 2009 was uncapped, bonuses in excess of target would be granted if the company level EBITDA performance targets were exceeded. For 2009, the actual company-wide EBITDA was $116.2 million or 109.6% of the performance target. Pursuant to the terms of the Bonus Plan, this level of performance resulted in a bonus rate of 1.19 times the target rate for the NEOs. Additionally, the Compensation Committee had previously determined that if the EBITDA bonus targets were attained with respect to 2009, each NEO’s bonus would be increased by adding 300 basis points to the bonus rate of the respective NEO (for example, a bonus of 75% per the Bonus Plan would be increased to 78% for 2009). The Compensation Committee believed that this additional 300 basis point incentive to the participants was appropriate due to the fact that each NEO’s base salary was frozen in 2009. The Compensation Committee believed that, for 2009, maintaining base salaries for the NEOs at 2008 levels while adding a potential 300 basis point increase to the performance bonus was a better way to incentivize the Company’s NEOs to attain vital company performance metrics and provided a better tie to the actual performance of the NEOs than would a non-contingent annual increase in salary. Thus, each executive earned a bonus award based on the following calculation: Target Bonus Percentage plus 300 basis points times 1.19 (the EBITDA performance multiplier) times base salary. The award earned by each NEO is listed below.

Name of Executive	Award Earned Based on Company-wide EBITDA	Award Earned Based on Clover Leaf EBITDA	Total Award Earned
Christopher D. Lischewski	$827,347	n/a	$827,347
Kent McNeil	$334,486	n/a	$334,486
J. Douglas Hines	$325,945	n/a	$325,945
Ron Schindler	$123,772	$0	$123,772
Jill Irvin	$147,166	n/a	$147,166

In addition to the performance bonus described above, the Compensation Committee also awarded discretionary bonuses to Mr. Lischewski and Mr. McNeil. In determining the amount of this discretionary bonus, the Compensation Committee considered each executive’s role in the planning and implementation of the Company’s successful note offering. Based on the Compensation Committee’s subjective determination of each executive’s role, the Compensation Committee awarded Mr. Lischewski an additional discretionary bonus of $150,000 and awarded Mr. McNeil an additional discretionary bonus of $100,000.

For 2010, the EBITDA performance target was set at $120 million with no incentive bonus payable unless company-wide EBITDA is $108 million or 90% of the target. The maximum bonus opportunity for 2010 is also uncapped.

Equity-based Compensation

We grant equity-based compensation to our named executive officers because it provides a vital link between the long-term results achieved for our equity holders and the rewards provided to the named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success. Equity-based compensation is currently granted in the form of partnership unit options and restricted partnership units of Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.)

In fiscal 2009, the named executive officers received option grants under the Connors Bros., L.P. Unit Option Plan (as amended and restated in July 2009, the “Option Plan”). Please refer to the “Grants of Plan-Based Awards” and the “Outstanding Equity Awards at Fiscal Year-End” tables below.

In addition, in connection with the closing of the Acquisition, each of our named executive officers was given the opportunity to purchase, through one or more co-invest vehicles, non-voting equity interests in Bumble Bee Foods, L.P. We believe that this equity ownership further aligns the interests of our named executive officers with those of our other equity investors and encourages our executive officers to operate the business in a manner that enhances our equity value.

2009 Option Grants

The named executive officers each received a number of Series A Options, Series B Options, Series C Options and Series D Options pursuant to the Option Plan.

Provided the NEO remains employed with us, the Series A Options will generally vest 20% per year over five years. However, upon a change in control of Bumble Bee Foods, L.P., provided the NEO is still employed with us, the entire unvested portion of the Series A Option will vest in full. In addition, if the change in control occurs within six months following the NEO’s termination of employment due to death, Disability, without Cause or for Good Reason (as such terms are defined in the Option Plan), then the Series A Option will vest in full. Upon the NEO’s termination due to death, Disability, without Cause or for Good Reason, the Series A Option will vest on a pro-rata basis, based on the number of days that have elapsed since the grant date through the date of the NEO’s termination of employment.

Series B Options will vest 20% per year, provided the fiscal year’s Target EBITDA (as set forth in the option agreement) is attained. If more than 85% but less than 100% of the fiscal year’s Target EBITDA is attained, a pro-rata portion of the 20% will vest. Additionally, if in fiscal years 2010 – 2013, an amount greater than 85% of the cumulative adjusted EBITDA Target (as set forth in the option agreement) is attained, all unvested portions of the Series B Options eligible to vest in previous years will vest in a fraction (not to exceed 1), the numerator of which is the cumulative adjusted EBITDA Target percentage for such year less 85%, and the denominator is 15. Provided the named executive officer remains employed with us, upon a change in control, vesting of the Series B Option will accelerate for an additional number of units, based on the achievement of the most recent cumulative EBITDA Target. Accelerated vesting will also occur upon a change in control within six months following the executive’s termination of employment due to death, Disability, without Cause or for Good Reason, based on the achievement of the most recent cumulative EBITDA Target. Except as described above, any unvested portion of the Series B Option will expire on the earlier of the NEO’s termination of employment or December 31, 2013.

The Series C and Series D Options will generally vest based on the achievement by the Centre Partners Entities (as defined in the Series C and Series D option agreements) of a certain internal rate of return (as defined in the Series C and Series D option agreements) upon a sale of 50% or more of the equity interests in Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) (an “Exit Transaction”). The number of units that will vest will equal the percentage of the Centre Partners Entities’ interests sold in such transaction multiplied by the percentage by which Centre’s IRR (as defined in the Series C option agreement and Series D option agreement, as applicable) exceeds certain pre-established benchmarks, provided that no vesting will occur unless a minimum return on the Centre Partners Entities’ investment is attained in the Exit Transaction. If an Exit Transaction occurs within six months following the NEO’s termination of employment due to death, Disability or a termination of employment without Cause or for Good Reason, then the Series C and D Options will also vest in the manner described in the previous sentence. Except as described above, any remaining unvested portion of the Series C and D Options will terminate on the NEO’s termination of employment. All vested Series A, B, C and D Options will remain exercisable until the expiration date (as set forth in the applicable option agreement).

We believe that compensation levels should reflect performance as well as dedicated service to the Company. Accordingly, as described above, the vesting schedule for the options (other than the Series A Options) is based on our financial performance over time. Granting options with a vesting schedule based on EBITDA targets and internal rate of return ensures that the NEO’s compensation levels are linked to our long-term financial performance. The Series C and Series D Options will only become vested if the Centre Partners Entities receive a substantial return upon an Exit Transaction.

2008 Restricted Equity Awards

In connection with the Acquisition, during fiscal 2008, Bumble Bee Foods, L.P. granted Restricted Class B Common Units to the NEOs, other than Mr. Schindler. Unvested Restricted Class B Common Units are subject to transfer restrictions and Bumble Bee Foods, L.P.’s right of repurchase, as set forth in Connors Bros., L.P.’s Partnership Agreement.

In general, subject to the NEO’s continued employment by us, the Restricted Class B Common Units will vest and the restrictions will lapse on the seventh anniversary of the grant date. Additionally, upon a sale of Bumble Bee Foods, L.P. prior to the seventh anniversary of the grant date, a portion of the NEO’s Restricted Class B Common Units will immediately vest on a pro-rata basis corresponding to the equity interests or assets sold by Bumble Bee Foods, L.P. in certain sale transactions, provided the NEO is employed by us or an affiliate thereof on such date. If the NEO’s employment with us terminates for any reason other than due to death, Disability (as defined in the Restricted Class B Common Unit agreement) or a termination without Cause or resignation for Good Reason (as such terms are defined in the Restricted Class B Common Unit agreement), Bumble Bee Foods, L.P. may, but is not obligated to, repurchase the remaining unvested Restricted Class B Common Units for the aggregate sum of one dollar. Upon any other terminations, all unvested Restricted Class B Common Units will vest as of the date of such termination. Upon vesting, the Restricted Class B Common Units will remain subject to the applicable restrictions in Bumble Bee Foods, L.P.’s Partnership Agreement, if any.

Because of the grants made in the 2008 calendar year, the Compensation Committee determined that these grants provided sufficient long-term incentive to the NEOs, accordingly, no grants of restricted stock were made to the NEOs in 2009.

Retirement Benefits

The Bumble Bee Foods, LLC 401(k) Plan (the “401(k) Plan”), in which certain of the NEOs participate, is generally available to all employees in the U.S. Under the 401(k) Plan, employees may set aside a portion of their compensation for retirement on a pre-tax basis. We matched $0.50 to every $1.00 for the first 6% of salary contributed for each employee in fiscal year 2009. During fiscal year 2009, Messrs. Lischewski and Hines and Ms. Irvin received $7,350, $7,350 and $6,839, respectively, under our 401(k) Plan in employer matching contributions for the 2009 calendar year. The Ontario Defined Contribution Plan is generally available to all employees in Ontario. Under the Ontario Defined Contribution Plan, employees may set aside a portion of their compensation for retirement on a pre-tax basis. We matched C$1.00 to every C$1.00 for the first 4% of salary contributed to each employee in fiscal year 2009. During fiscal year 2009, Mr. Schindler received $9,686 under our Ontario Defined Contribution Plan in employer matching contributions for the 2009 calendar year.

Perquisites

We have historically provided limited perquisites to our named executive officers, designed to serve legitimate business purposes, including allowing our executives to focus more time on our business. For 2009, these perquisites were primarily limited to payments of up to $5,000 per month for Mr. Hines’ temporary housing in San Diego pursuant to his employment agreement, relocation expenses and a monthly car allowance for Mr. Schindler. We also reimbursed Mr. Lischewski, Mr. McNeil and Ms. Irvin for fees incurred in connection with the preparation of their 2008 and 2009 tax returns. The Compensation Committee decided to provide this benefit to these NEOs due to the increased costs of tax preparation resulting from the Acquisition and anticipates that this benefit will continue in future years.

Executive Compensation Tables

Summary Compensation Table

The following table provides a summary of the compensation earned by the named executive officers for fiscal years 2009, 2008 and 2007.

Name and Principal Position	Year	Salary (US$)	Bonus(1)	Equity Awards (US$)(2)(3)		Option Awards (US$)(3)	Non-Equity Incentive Plan Compensation (US$)(4)	All Other Compensation (US$)		Total (US$)
	(in US dollars unless otherwise noted)
Christopher Lischewski	2009	675,000	150,000			1,626,732	827,347	11,490	(6)	3,290,569
President and Chief Executive Officer, Bumble Bee Foods	2008	652,938		2,179,614			651,923	7,750		3,492,225
	2007	601,200		727,962			300,000	6,000		1,635,162

Kent McNeil	2009	360,360	100,000			790,753	334,486	665	(7)	1,586,264
Executive Vice President and Chief Financial Officer, Bumble Bee Foods	2008	350,280		1,290,468	(5)		262,710			1,903,458
	2007	322,800		501,882	(5)		146,050			970,732

J. Douglas Hines	2009	351,158				677,829	325,945	69,532	(8)	1,424,464
Executive Vice President and Chief Operating Officer, Bumble Bee Foods	2008	348,011		855,386			261,008	540,750		2,005,155
	2007	337,875		311,985			126,703	30,000		806,563

Ron Schindler	2009	277,360				271,074	123,772	69,145	(9)	741,351
Executive Vice President, Canada and International, Clover Leaf Seafoods	2008	294,278		355,386			181,558	26,459		857,681
	2007	280,355		233,986			123,823	16,821		654,985

Jill Irvin	2009	257,644				146,868	147,166	33,806	(10)	585,484
Senior Vice President and General Counsel, Bumble Bee Foods	2008	252,606		311,538			113,673	54,683		732,500
	2007	232,789		129,995			67,377	27,996		458,157

(1)	During 2009, the Compensation Committee granted a special bonus to Messrs. Lischewski and McNeil for work related to the note offering.
(2)	For all NEOs, equity awards paid in 2008 include the amounts paid to the NEOs, in connection with the vesting of the long-term incentive plan of the Predecessor, which vested in full upon the change in control precipitated by the Acquisition.
(3)	The amounts shown in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, not the actual amounts paid to or realized by the named executive officers during our 2009, 2008 and 2007 fiscal years. For further information and the assumptions made in determining grant date fair values, please see note 16, “Equity-based compensation,” to our audited consolidated financial statements included elsewhere in this prospectus.
(4)	All NEOs participated in our bonus plans. Bonuses for 2009 were paid in 2010.
(5)	Included in Mr. McNeil’s Equity Awards Annual Compensation are $73,551 and $85,905 worth of Fund units purchased by the Company for Mr. McNeil at an amount equal to fair market value at the time of purchase in 2008 and 2009, respectively. The Fund units were purchased under the terms of his former employment agreement.
(6)	Included in Mr. Lischewski’s All Other Compensation for 2009 is $7,350 in employer matching contributions to the 401(k) Plan and $4,140 in tax preparation fees paid by us.
(7)	Included in Mr. McNeil’s All Other Compensation for 2009 is $665 in tax preparation fees paid by us.
(8)	Included in Mr. Hines’ All Other Compensation for 2009 is $7,350 in employer matching contributions to the 401(k) Plan and a housing allowance of $62,182.
(9)	Included in Mr. Schindler’s All Other Compensation for 2009 is a relocation allowance of $43,610, $9,686 in employer matching contributions to the Ontario Defined Contribution Plan for employees of Connors Bros. Clover Leaf Seafoods Company, and an allowance of $15,849 for the use of his personal vehicle for work-related purposes.
(10)	Included in Ms. Irvin’s All Other Compensation for 2009 is tuition reimbursement of $25,692, employer matching contributions to the 401(k) Plan of $6,839, and $1,275 in tax preparation fees paid by us.

Grants of Plan-Based Awards

The following table provides information on annual incentive bonuses that our NEOs were eligible to receive in 2009 under the Bonus Plan and options granted under the Option Plan granted in 2009 to each of our NEOs.

Name	Grant Date	Estimated Future Target Payouts under Non- Equity Incentive Plan Awards		All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Unit and Option Awards ($)(2)
		Minimum ($)	Target ($)
Christopher Lischewski		0	675,000
	2/23/09			6,805.2	$1,000.00	$2,901,732
Kent McNeil		0	270,270
	2/23/09			3,308.0	$1,000.00	$1,490,753
J. Douglas Hines		0	263,369
	2/23/09			2,835.6	$1,000.00	$1,177,829
Ron Schindler		0	208,020
	7/28/09			1,134.0	$1,000.00	$271,074
Jill Irvin		0	115,940
	2/23/09			614.4	$1,000.00	$296,868

(1)	Each NEO’s option grant is comprised of an equal number of Series A Options, Series B Options, Series C Options and Series D Options. The Series A Options will generally vest 20% per year on each of November 18, 2009, November 18, 2010, November 18, 2011, November 18, 2012 and November 18, 2013. Series B Options will also vest 20% per year on the last day of each of the following fiscal years: 2009, 2010, 2011, 2012, and 2013, provided the fiscal year’s Target EBITDA is attained. The Series C and Series D Options will generally vest based on the achievement by the Centre Partners Entities (as defined in the Series C and Series D option agreements) of a certain internal rate of return (as defined in the Series C and Series D option agreements) upon a sale of 50% or more of the equity interests in Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) Please see the paragraph entitled “2009 Option Grants” above for a more detailed description of the option grants.
(2)	The amounts in these columns represent the grant date fair value of options awarded as determined in accordance with authoritative guidance. For further information and the assumptions made in determining grant date fair values under authoritative guidance, please see note 16, “Equity-based compensation,” to our audited consolidated financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year-End

The Outstanding Equity Awards at Fiscal Year-End Table provides information on option grants under the Connors Bros., L.P. Unit Option Plan and restricted unit grants held by the named executive officers as of December 31, 2009.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Units That Have Not Vested	Market Value of Units That Have Not Vested (2)
Christopher Lischewski	680.6	6,124.6	5,103.9	$1,000.00	11/18/2018	1,275.0	$1,912,500
Kent McNeil	330.8	2,977.2	2,481.0	$1,000.00	11/18/2018	700.0	$1,050,000
J. Douglas Hines	283.6	2,552.0	2,126.7	$1,000.00	11/18/2018	500.0	$750,000
Ron Schindler	113.4	1,020.6	850.5	$1,000.00	11/18/2018	—	—
Jill Irvin	61.4	553.0	460.8	$1,000.00	11/18/2018	150.0	$225,000

(1)	Each NEO’s option grant is comprised of an equal number of Series A Options, Series B Options, Series C Options and Series D Options. 20% of the Series A Options vested on November 18, 2009. The remainder of the Series A Options will generally vest annually as to 20% of the total option grant on each of November 18, 2010, November 18, 2011, November 18, 2012 and November 18, 2013. 20% of the Series B Options vested on December 31, 2009. The remainder of the Series B Options will generally vest 20% per year on the last day of each of the following fiscal years: 2010, 2011, 2012 and 2013, provided the fiscal year’s Target EBITDA is attained. The Series C and Series D Options will generally vest based on the achievement by the Centre Partners Entities (as defined in the Series C and Series D option agreements) of a certain internal rate of return (as defined in the Series C and Series D option agreements) upon a sale of 50% or more of the equity interests in Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) (an “Exit Transaction”). Please see the paragraph entitled “2009 Option Grants” above for a more detailed description of the option grants.
(2)	Calculated based on the fair market value of the Bumble Bee Foods, L.P. units as of December 31, 2009.

Director Compensation

In fiscal 2009, each of our non-employee directors (Bernt Bodal, Jeff Davis and Howard Brodie) received non-qualified stock options to purchase 150 Common Units of Bumble Bee Foods, L.P. A portion of the options will vest over time, in equal monthly installments over five years from the date of grant and a portion will vest based on our financial performance. All such options shall become fully vested in the event of a change of control of Bumble Bee Foods, L.P. Except as described above, none of our directors receive any compensation in return for their services on our Board.

The following table provides compensation information for all of our non-employee directors during 2009:

Name	Fees Earned or Paid in Cash ($)	Unit Awards	Option Awards ($)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Scott Perekslis	—	—	—	—	—	—	—
John Stiker	—	—	—	—	—	—	—
Bruce Pollack	—	—	—	—	—	—	—
Bernt Bodal	—	—	5,445	—	—	—	5,445
Jeff Davis	—	—	5,445	—	—	—	5,445
John Schnabel	—	—	—	—	—	—	—
Howard Brodie	—	—	5,445	—	—	—	5,445

(1)	The amounts shown in this column represent the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718 for awards granted during our 2009 fiscal year, not the actual amounts paid to or realized by our non-employee directors during the 2009 fiscal year.

Employment Agreements and Potential Payments Upon Termination or a Change in Control

In connection with the closing of the Acquisition, we entered into an employment agreement with Mr. Lischewski, which became effective upon the closing of the Acquisition. The agreement provides for an annual base salary of $650,000, subject to annual review by the Board. Mr. Lischewski is entitled to participate in the Bonus Plan and his annual target bonus rate is 100% of his annual base salary. In addition, Mr. Lischewski may receive a discretionary bonus, in our sole discretion. Under his new agreement, Mr. Lischewski was entitled to receive a grant of options and Restricted Class B Common Units.

Mr. Lischewski’s employment agreement provides for severance benefits in the event of a termination of employment under certain circumstances. Upon a termination of employment due to death or “disability” (as defined in the employment agreement), he is entitled to receive a pro-rated bonus payment for the year of his termination of employment. Upon a termination of employment by us without “cause” or by Mr. Lischewski for “good reason” (as such terms are defined in the employment agreement), he is entitled to receive an amount equal to his annual base salary for the year of termination plus his actual bonus for the year prior to the year of termination, paid over twelve months following his termination of employment and continued health benefits during such period. Mr. Lischewski’s agreement also contains confidentiality, non-solicitation and non-competition covenants.

In connection with the Acquisition, we also entered into employment agreements with Messrs. McNeil and Hines. Mr. McNeil’s agreement provides for a base salary of $360,360 and Mr. Hines’ agreement provides for a base salary of $351,158. Both executives are entitled to participate in the Bonus Plan at a target bonus rate of 75% of the executive’s annual base salary. Both executives’ agreements provide for grants of Restricted Class B Common Units and options. Mr. Hines is also entitled to reimbursement for temporary living expenses of up to $5,000 per month. Both of Mr. McNeil’s and Mr. Hines’ agreements provide for severance benefits in the event of a termination of employment under certain circumstances. Upon a termination of employment due to death or “disability” (as defined in the employment agreements), the executive is entitled to receive a pro-rated bonus payment for the year of termination of employment. Upon a termination of employment by us without “cause” or by the executive for “good reason” (as such terms are defined in the employment agreements), the executive is entitled to receive base salary continuation over twelve months following termination of employment and continued health benefits during such period. Upon such a termination, with respect to Mr. Hines only, he would be entitled to receive a pro-rated bonus payment for the year of his termination of employment. Messrs. McNeil and Hines are also subject to confidentiality, non-solicitation and non-competition covenants pursuant to their agreements.

Mr. Schindler does not have an employment agreement with the Company; however, upon a termination of employment, he may be entitled to receive severance payments, as required by Canadian law.

Ms. Irvin does not have an employment agreement with the Company; however, pursuant to her offer letter, upon a termination of employment, she is entitled to receive a severance payment equal to one year’s salary.

In addition to the severance payments described above, each of our named executive officers may be entitled to accelerated vesting of their equity awards, as described in the section entitled “Equity Awards” above, upon a change in control and, in certain cases, upon a termination of employment with us.

PRINCIPAL STOCKHOLDERS

All of the issued and outstanding interests in Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company and Bumble Bee Capital Corp. are held indirectly by Parent Guarantor, whose principal address is 9655 Granite Ridge Drive, San Diego, CA 92123 and is in turn wholly owned by Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.), whose principal address is 9655 Granite Ridge Drive, San Diego, CA 92123.

The table below sets forth, as of April 30, 2010, certain information regarding the beneficial ownership of the units of Bumble Bee Foods, L.P. by:

•	each director of the general partner of Parent Guarantor and executive officer individually;

•	each person who is known to be the beneficial owner of more than 5% of any class or series of voting interests; and

•	all directors and executive officers as a group.

For purposes of this table, a person is deemed to have “beneficial ownership” of any units that the person has the right to acquire within 60 days after the date of this prospectus. For purposes of calculating the percentage of outstanding units held by each person named below, any shares that a person has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding, but not for the purposes of calculating the percentage ownership of any other person.

Name of Holder	General Partner Units	Percent of General Partner Units
CP V CB GP, LLC(1)	1	100%
Christopher Lischewski(2)(3)	—	—
J. Douglas Hines(2)	—	—
Kent McNeil(2)	—	—
Ron Schindler(2)	—	—
Jill Irvin(2)	—	—
Scott Perekslis(3)	—	—
Bruce Pollack(3)	—	—
John Stiker(3)	—	—
Bernt Bodal(3)(4)	—	—
Jeffrey Davis(3)(4)	—	—
John Schnabel(3)	—	—
Howard Brodie(3)(4)	—	—
All directors of the general partner of Parent Guarantor and our executive officers as a group (12 individuals)	—	—

(1)	CP V CB GP, LLC, as the general partner, is the sole owner of the voting interests of Bumble Bee Foods, L.P. The managing member of CP V CB GP, LLC is Centre Capital Investors V, L.P., and the general partner of Centre Capital Investors V, L.P. is Centre Partners V L.P., of which Centre Partners V LLC is the general partner. The business address of CP V CB GP, LLC is c/o Centre Partners Management LLC, 30 Rockefeller Plaza, 50th Floor, New York, New York 10020.
(2)	Messrs. Lischewski, Hines, McNeil and Schindler and Ms. Irvin do not own voting interests in Bumble Bee Foods, L.P. Each of Messrs. Lischewski, Hines, McNeil and Schindler and Ms. Irvin owns non-voting units (either directly or indirectly through his or her ownership of common units of BB Management Invest L.P., or BB Employee Invest, L.P., as the case may be) and have received certain grants of restricted units and/or options to purchase non-voting units of Bumble Bee Foods, L.P. See “Executive Compensation—Compensation Discussion and Analysis—Equity Compensation” and “Executive Compensation—Compensation Discussion and Analysis—2008 Restricted Stock Awards.” The address for each of Messrs. Lischewski, Hines, McNeil and Schindler and Ms. Irvin is 9655 Granite Ridge Drive, Suite 100, San Diego, California 92123.
(3)	Each of Messrs. Lischewski, Perekslis, Pollack, Stiker, Bodal, Davis, Schnabel and Brodie is a director of both CP V CB GP, LLC and CB Holdings GP, LLC.
(4)	Each of Messrs. Bodal, Davis and Brodie owns non-voting units (indirectly through his ownership of common units of BB Co-Invest L.P.) of Bumble Bee Foods, L.P.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Payments to Centre Partners Management LLC

As of November 18, 2008, we entered into a management agreement with Centre Partners Management LLC (“CPM”) pursuant to which CPM provides us with financial oversight and monitoring services. Pursuant to such agreement, CPM receives an aggregate annual management fee of $400,000 and reimbursement of out-of-pocket expenses incurred in connection with the provision of such services and the performance of its obligations under the agreements and other documents. Additionally, CPM is entitled to receive a fee of one percent of the aggregate enterprise value for helping to structure transactions involving us, including without limitation, any acquisition, refinancing, capital raise or sale transaction. The management agreement includes customary expense reimbursement and indemnification provisions in favor of CPM. No management fees have been paid to CPM in conjunction with the exchange offer.

Connors Bros., L.P. Limited Partnership Agreement

As of November 18, 2008, Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) entered into a limited partnership agreement (the “CB Partnership Agreement”) among CP V CB GP, LLC as the sole general partner and each of the limited partners set forth therein, including Centre Capital Investors V, L.P. , Centre Bregal Partners II, L.P., Centre Capital Non-Qualified Investors V, L.P., Centre Partners Coinvestment V, L.P., Centre Carlisle CB, L.P., BB Management Invest L.P., BB Employee Invest, L.P. and certain members of our management named therein. Under the terms of the CB Partnership Agreement, all general partner units, which are the voting interests in Bumble Bee Foods, L.P., were issued to CP V CB GP, LLC and the limited partners received Class A Common Units, Class B Common Units and Series A Preferred Units, each of which are non-voting interests. The CB Partnership Agreement provides, subject to certain exceptions, that if a certain number of Series A Preferred Units are outstanding, the holders of the Series A Preferred Units have a majority-in-interest approval right with regards to the incurrence of indebtedness. Additionally, upon the occurrence and continuance of a default event, which includes certain redemption defaults, cross defaults or leverage defaults, Kendrick BB Holdings S.ar.l., Kendrick FMP II BB Holdings S.ar.l. and FMP II Co-Investment, LLC collectively have approval rights on incurrence of indebtedness in excess of $10 million. Subject to certain exceptions, the CB Partnership Agreement places certain restrictions on the sale of Class A Common Units, Class B Common Units and Series A Preferred Units to third-parties without the written consent of the general partner. In addition, the holders of Common Units are subject to certain obligations including drag-along rights and call rights and are subject to the right of first offer of Centre Partners Co-Investment V, L.P., Centre Capital Non-Qualified Investors V, L.P., Centre Bregal Partners II, L.P., Centre Carlisle CB, L.P., Centre Capital Investors V, L.P. (collectively, the “Centre Partners Entities”), Bumble Bee Foods, L.P. and certain of the other limited partners (collectively, the “ROFO Offerees”), and have certain tag-along rights and preemptive rights with respect to issuances of Class A Common Units by Bumble Bee Foods, L.P.

BB Management Invest L.P. Limited Partnership Agreement

As of November 18, 2008, BB Management Invest L.P. entered into a limited partnership agreement (the “BBMI Partnership Agreement”) among CP V CB GP, LLC as the sole general partner, and Maurice Callaghan, J. Douglas Hines, Chris Lischewski and Kent McNeil each as limited partners. Under the terms of the BBMI Partnership Agreement, all general partner units, which are the voting interests in BB Management Invest L.P., were issued to CP V CB GP, LLC and each of the limited partners received Common Units, which are non-voting interests. Each such limited partner received a number of Common Units which represent their indirect interests in the Class A Common Units of Bumble Bee Foods, L.P. purchased by BB Management Invest L.P. Subject to certain exceptions, the BBMI Partnership Agreement places certain restrictions on the sale of Common Units to third-parties without the written consent of the general partner. In addition, the holders of Common Units are subject to certain obligations including drag-along rights and call rights and are subject to the right of first offer of the ROFO Offerees, and have certain tag-along rights and preemptive rights with respect to issuances of Common Units by BB Management Invest L.P.

BB Employee Invest, L.P. Limited Partnership Agreement

As of November 18, 2008, BB Employee Invest, L.P. entered into a limited partnership agreement (the “BBEI Partnership Agreement”) among CP V CB GP, LLC as the sole general partner, and each of the limited partners set forth therein, which includes certain members of our management named therein. Under the terms of the BBEI Partnership Agreement, all general partner units, which are the voting interests in BB Employee Invest, L.P., were issued to CP V CB GP, LLC and the limited partners received Common Units, which are non-voting interests. Each such limited partner received a number of Common Units which represent their indirect interests in the Class A Common Units of Bumble Bee Foods, L.P. purchased by BB Employee Invest, L.P. Subject to certain exceptions, the BBEI Partnership Agreement places certain restrictions on the sale of Common Units to third-parties without the written consent of the general partner. In addition, the holders of Common Units are subject to certain obligations including drag-along rights and call rights and are subject to the right of first offer of the ROFO Offerees, and have certain tag-along rights and preemptive rights with respect to issuances of Common Units by BB Employee Invest, L.P.

BB Co-Invest L.P. Limited Partnership Agreement

As of November 18, 2008, BB Co-Invest L.P. entered into a limited partnership agreement (the “BBCI Partnership Agreement”) among CP V CB GP, LLC as the sole general partner, and certain co-investors including Bernt Bodal, Jeffrey Davis and Howard Brodie, as limited partners. Under the terms of the BBCI Partnership Agreement, all general partner units, which are the voting interests in BB Co-Invest L.P., were issued to CP V CB GP, LLC and each of the limited partners received Common Units, which are non-voting interests. Each such limited partner received a number of Common Units which represent their indirect interests in the Class A Common Units of Bumble Bee Foods, L.P. purchased by BB Co-Invest L.P. Subject to certain exceptions, the BBCI Partnership Agreement places certain restrictions on the sale of Common Units to third-parties without the written consent of the general partner. In addition, the holders of Common Units are subject to certain obligations, including drag-along rights and call rights and are subject to the right of first offer of the ROFO Offerees, and have certain tag-along rights and preemptive rights with respect to issuances of Common Units by BB Co-Invest L.P.

Management Equity Arrangements

In connection with the Acquisition, we entered into equity arrangements with certain employees of the Company, including each of our executive officers, whereby such employees purchased (indirectly through his or her ownership of common units of BB Management Invest L.P. or BB Employee Invest, L.P., as the case may be) Class A Common Units of Bumble Bee Foods, L.P. In connection with the Acquisition, during fiscal 2008, Bumble Bee Foods, L.P. granted Restricted Class B Common Units to each of our named executive officers, other than Mr. Schindler.

Tuna Supply Arrangements

Certain of our executive officers hold minority investments in a group of independently owned fishing vessels operating in the Western Pacific. The management company appointed by these vessels has an agreement to sell the tuna caught by these vessels to one of our suppliers. Under our agreement with that supplier, we have certain rights to purchase a portion of the catch of those fishing vessels at market prices.

Certain outside investors in Bumble Bee Foods, L.P. are affiliates of other parties that have tuna supply agreements and/or arrangements with us.

Joint Venture

In September 2008, Bumble Bee Foods entered into a joint venture arrangement to produce, in future periods, certain analog meat products that would no longer be produced at the Augusta Plant as a result of the planned divesture and closure of that plant. Bumble Bee Foods’ joint venture partner was a company owned, in part, by a company controlled by J. Douglas Hines, our Chief Operating Officer. In November 2009, Bumble Bee Foods sold its interest in the joint venture to the designee of its joint venture partner for $800,000, $200,000 of which was paid in cash at the closing. The remainder of the purchase price is evidenced by a note that is payable in installments, bears an interest rate of 8.5% per annum and matures April 1, 2011. Concurrent with the note offering, Bumble Bee Foods sold this note to Bumble Bee Foods, L.P. for $600,000. In addition, in March 2010 the joint venture paid Bumble Bee Foods approximately $310,000 in accounts payable incurred in the ordinary course of business of the joint venture.

Indemnification Agreements

To provide protection to individuals serving as executive officers, the Company has entered into separate indemnification agreements with each of our named executive officers.

Policy for Approval of Related Party Transactions

We do not have a written formal policy for the treatment of transactions required to be disclosed under Item 404(a) of Regulation S-K. However, management reviews such transactions with the audit committee prior to the release of our annual financial statements.

DESCRIPTION OF OTHER INDEBTEDNESS

On November 18, 2008 (the “Closing Date”), in connection with the Acquisition, Bumble Bee Foods, LLC (which we refer to as the “U.S. borrower” for purposes of this section only) and Connors Bros. Clover Leaf Seafoods Company (successor by amalgamation with 3231021 Nova Scotia Company) (which we refer to as the “Canadian borrower” for this section only and together with the U.S. borrower, the “borrowers”) entered into (i) a senior revolving credit facility with a syndicate, including Wells Fargo Foothill, LLC as the arranger and U.S. administrative agent and Wells Fargo Foothill Canada ULC as the Canadian administrative agent, (ii) a senior term loan facility with a syndicate, including Wells Fargo Foothill, LLC as the arranger and administrative agent and (iii) debt financing in the form of senior subordinated notes purchased by a syndicate.

We entered into the Credit Agreement Amendments to, among other things, permit (effective with the closing of the note offering) (i) the completion of the note offering, (ii) the repayment of our existing senior subordinated notes, (iii) the repayment of a portion of the senior term loan facility on a non-pro rata basis, (iv) the transfer of up to $600,000 to Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) so it could acquire from Bumble Bee Foods, LLC a promissory note issued by AFT Holdings, Inc. in the aggregate principal amount of $600,000, and (v) the transfer of $1,800,000 to Bumble Bee Foods, L.P. so it could purchase the common units of BB Co-Invest L.P. held by certain of its members. The amendments to the senior revolving credit facility provided for, among other things, the addition of additional guarantors and changes in certain baskets, caps and thresholds. The amendments to the senior term loan facility also provided for, among other things, the reduction in the applicable LIBOR rate margin, LIBOR rate, base rate margin and base rate.

Senior Revolving Credit Facility

Set forth below is a summary of the material terms of our senior revolving credit facility as amended to date.

The senior revolving credit facility has a maturity date of November 18, 2013 and is comprised of a U.S. and Canadian revolver. The commitments of the lenders under the senior revolving credit facility are up to (i) $150,000,000 for the U.S. revolver and (ii) C$75,000,000 for the Canadian revolver, each subject to availability under separate collateral borrowing bases. Our ability to borrow under our senior revolving credit facility is based upon a specified borrowing base consisting of a percentage of certain eligible trade accounts receivable and eligible inventory (including finished goods, work in process, raw materials and in-transit inventory) and is reduced by certain reserves in effect from time to time. The senior credit facility also contains a letter of credit subfacility of up to $8,000,000 for the U.S. borrower and C$2,250,000 for the Canadian borrower.

The loans and other obligations under the senior revolving credit facility are guaranteed by Parent Guarantor, Stinson Seafood (2001), Inc., Bumble Bee Holdings, Inc., Clover Leaf Dutch Holdings, LLC, Clover Leaf Seafood Coöperatief U.A., Clover Leaf Seafood B.V., Clover Leaf Seafood 2 B.V., Clover Leaf Holdings Company and the direct and indirect subsidiaries of the U.S. and Canadian borrowers. Each of the U.S. and Canadian borrowers also guarantees the obligations of the other borrower. The senior revolving credit facility is secured by a first priority security interest in all of the borrowers’ and guarantors’ accounts receivable and inventory and a second priority security interest in all of the borrowers’ and guarantors’ other tangible and intangible assets (including, without limitation, intellectual property, owned (but not leased) real property, licenses, permits and all of the capital stock held by the borrowers and the guarantors of their direct and indirect subsidiaries), subject to certain exceptions. The senior revolving credit facility is subject to an intercreditor agreement with the senior term loan facility.

Our U.S. and Canadian borrowings under the senior revolving credit facility bears interest at a floating rate of either (i) the applicable U.S. or Canadian base rate or the applicable LIBOR or CDOR rate, as we elect, plus (ii) an applicable margin. All base and LIBOR/CDOR rates are determined by Wells Fargo in its capacity as U.S. or Canadian Agent. All applicable margins, whether they are Canadian or U.S. base rate or LIBOR/CDOR vary depending on whether our excess availability is greater than $35,000,000 and range between 3.50% and 3.75%

for LIBOR/CDOR applicable margins, as may be adjusted. The interest rate payable under the senior revolving credit facility during the continuance of an event of default would equal the rate otherwise applicable plus 2.00% per annum.

Under the senior revolving credit facility we are required to pay commitment fees, which are calculated at a rate per annum based on a percentage of the difference between committed amounts and amounts actually borrowed under the senior revolving credit facility. The commitment fee is 0.50% per annum. In addition, we are required to pay to the lenders certain other fees, reimburse certain expenses and provide certain indemnities.

Prior to the maturity date, funds borrowed under the senior revolving credit facility may be borrowed, repaid and reborrowed. The borrowers may elect to permanently reduce the commitments under the senior revolving credit facility, subject to certain conditions. Subject to compliance with conditions precedent and to the extent of availability under separate collateral borrowing bases for the U.S. and Canadian borrowers, revolving loans and letters of credit are available at any time prior to the final maturity of the facility.

In addition, we are required to prepay amounts outstanding under the senior revolving credit facility in an amount equal to:

•	100% of the net cash proceeds from certain asset sales, insurance and casualty receipts and condemnation awards, subject to certain exceptions and reinvestment provisions; and

•	50% of net cash proceeds of business interruption insurance.

The senior revolving credit facility contains certain covenants which, among other things, limits the incurrence of additional indebtedness, liens, mergers and acquisitions, consolidations, liquidations and dissolutions, sales of assets, dividends, investments, change of control, transactions with affiliates and certain other matters. In addition, the senior revolving credit facility contains a fixed charge coverage covenant triggered by an excess availability test.

The senior revolving credit facility contains certain events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of $2,000,000, certain events of bankruptcy and insolvency, material judgments, actual or asserted failure of any guaranty or security document supporting the senior revolving credit facility to be in full force and effect.

Senior Term Loan Facility

Set forth below is a summary of the material terms of our senior term loan facility as amended to date.

The senior term loan facility has a maturity date of November 18, 2013, and had an initial amount equal to $133.0 million. At the closing of the note offering, this amount was reduced to $42.8 million. The balance of the senior term loan facility was further reduced to $30.4 million as of April 3, 2010. The U.S. borrower is the sole borrower under the senior term loan facility.

The loans and other obligations under the senior term loan facility are guaranteed by the same guarantors as under the senior revolving credit facility. The senior term loan facility is secured by a second priority security interest in all of the borrowers’ and guarantors’ accounts receivable and inventory and a first priority security interest in all of the borrowers’ and guarantors’ other tangible and intangible assets (including, without limitation, intellectual property, owned (but not leased) real property, licenses, permits and all of the capital stock held by the borrowers and the guarantors of their direct and indirect subsidiaries), subject to certain exceptions. The senior term loan facility is subject to an intercreditor agreement with the senior revolving credit facility.

Our senior term loan facility bears interest at a floating rate of either (i) the base rate or the LIBOR rate, as we elect, plus (ii) an applicable margin. The base rate is the higher of (a) 3.5% or (b) the rate of interest announced, from time to time, within Wells Fargo at its principal office in San Francisco as its “prime rate” for commercial loans. The applicable margin for base rate loans will be 3.0%. The LIBOR rate will be the higher of (a) 1.5% or (b) the rate per annum, determined by Agent, to be the rate at which Dollar deposits are offered to major banks in the London interbank market 2 Business Days prior to the commencement of the requested Interest Period, for a term and in an amount comparable to the Interest Period and the amount of the LIBOR Rate Loan requested. The applicable margin for LIBOR rate loans will be 4.0%. The interest rate payable under the senior term loan facility during the continuance of an event of default would equal the rate applicable to base rate loans plus 2.00% per annum.

Under the senior term loan facility, we are required to pay to the lenders certain fees, reimburse certain expenses and provide certain indemnities.

The term loan must be repaid in quarterly installments in an amount equal to (i) for 2010 and 2011, $2.4 million per quarter, (ii) for 2012 and 2013, $3.0 million per quarter, with the final payment due at maturity in November 2013.

Voluntary prepayments of amounts outstanding under the senior term loan facility are permitted subject to limitations on minimum amounts that may be repaid provided that no event of default has occurred and is continuing and the borrowers have excess availability under the senior revolving credit facility of at least $25.0 million after giving effect to the prepayment.

In addition, we are required to prepay amounts outstanding under the senior term loan facility in an amount equal to:

•

50% of the borrowers’ consolidated excess cash flow if the borrowers have a senior leverage ratio (which excludes the notes) of greater than 2.25:1.00, 25% if the senior leverage ratio is equal to or less than 2.25:1:00 but greater than or equal to 1.75:1.00 and 0% if the senior leverage ratio is less than 1.75:1.00;

•

100% of the net cash proceeds from certain asset sales, debt issuances, tax refunds, insurance and casualty receipts, condemnation awards and other extraordinary events, subject to certain exceptions and reinvestment provisions;

•

100% of the net cash proceeds resulting from any asset sale or any event of loss, to the extent such proceeds are not applied or invested in accordance with the indenture governing the notes, unless (a) such excess proceeds are used to repay the outstanding principal balance of the debt owed under the senior term loan facility, (b) such excess proceeds are (i) applied to acquire all or substantially all of the assets of, or any stock of, another permitted business, (ii) used to make a capital expenditure in or that is used or useful in a permitted business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of the indenture governing the notes, or (iii) to acquire other assets (other than inventory) that are used or useful in a permitted business or (v) we would be permitted to use such excess proceeds to make an optional prepayment in respect of the notes pursuant to the terms of the revolving credit agreement; and

•	50% of the net cash proceeds from public equity issuances, subject to certain exceptions.

The senior term loan facility contains events of default substantially identical to those set forth in the agreement governing the senior revolving credit facility.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The exchange offer is designed to provide holders of initial notes with an opportunity to acquire exchange notes which, unlike the initial notes, will not be restricted securities, subject to any restrictions on transfer imposed by state “blue sky” laws and provided that the holder is not our affiliate within the meaning of the Securities Act and represents that the exchange notes are being acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

The initial notes in the aggregate principal amount of $220 million were originally issued and sold on December 17, 2009, to the initial purchasers, pursuant to the purchase agreement dated as of December 10, 2009. The initial notes were issued and sold in a transaction not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act. The concurrent resale of the initial notes by the initial purchasers to investors was done in reliance upon the exemption provided by Rule 144A promulgated under the Securities Act or outside the U.S. to certain persons in reliance on Regulation S under the Securities Act. The initial notes have not been registered under the Securities Act or any securities laws of any other jurisdiction, and may not be offered or sold within the U.S. or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and such other securities laws.

In connection with the original issuance and sale of the initial notes, we entered into the registration rights agreement, dated December 17, 2009 (the “Registration Rights Agreement”), pursuant to which we agreed to file with the SEC a registration statement covering the exchange by us of the exchange notes for the initial notes. The Registration Rights Agreement provides that the issuers and the guarantors will file with the SEC an exchange offer registration statement on an appropriate form under the Securities Act, with respect to an offer to exchange the exchange notes for the initial notes and to offer to holders of initial notes who are able to make certain representations the opportunity to exchange their exchange notes for the initial notes.

The registration statement of which this prospectus is a part is intended to satisfy our exchange offer obligations under the Registration Rights Agreement.

The Registration Rights Agreement provides that if:

(i) the issuers are not required to file a registration statement or to consummate the exchange offer solely because the exchange offer is not permitted by applicable law or SEC policy;

(ii) for any reason the exchange offer is not consummated by September 13, 2010; or

(iii) prior to the Exchange Date:

(A) the initial purchasers request from the issuers with respect to initial notes not eligible to be exchanged for exchange notes in the exchange offer;

(B) with respect to any holder of initial notes such holder notifies the issuers that (i) such holder is prohibited by applicable law or SEC policy from participating in the exchange offer, (ii) such holder may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the registration statement is not appropriate or available for such resales by such holder, or (iii) such holder is a broker-dealer and holds initial notes acquired directly from the issuers or one of their affiliates; or

(C) in the case of any initial purchaser, such initial purchaser notifies the issuers it will not receive exchange notes in exchange for initial notes constituting any portion of such initial purchaser’s unsold allotment;

then the issuers and the guarantors shall cause to be filed with the SEC a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act, which may be an amendment to the exchange offer registration statement, and shall use their commercially reasonable efforts to cause such shelf registration statement to be declared effective as promptly as practicable, but no later than 90 days or 45 days if the shelf registration statement is not reviewed by the SEC, after such time such obligation to file first arises. A holder of notes that sells its notes pursuant to the shelf registration statement generally (1) will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, (2) will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and (3) will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations thereunder). In addition, each holder of the notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the Registration Rights Agreement to have their notes included in the shelf registration statement and to benefit from the provisions regarding liquidated damages described in the following paragraph.

Pursuant to the Registration Rights Agreement, in the event that (i) the exchange offer has not been consummated on or prior to the date specified for such consummation in the Registration Rights Agreement, (ii) any shelf registration statement, if required pursuant to the terms of the Registration Rights Agreement, has not been declared effective by the SEC on or prior to the date specified for such effectiveness in the Registration Rights Agreement, or (iii) any registration statement required by the Registration Rights Agreement has been declared effective but ceases to be effective at any time at which it is required to be effective under the Registration Rights Agreement (each such event referred to in clauses (i) through (iii), a “registration default”), the interest rate borne by the notes will be increased by 0.25% per annum during the 90-day period immediately following the occurrence of any registration default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such increase exceed 1.00% per annum. Following the cure of all registration defaults, the interest rate borne by the relevant notes will be reduced to the original interest rate; provided, however, that if, after any such reduction in interest rate, a different registration default occurs, the interest rate borne by the relevant notes shall again be increased pursuant to the foregoing provisions.

This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, which is attached as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

We are offering to issue our exchange notes in exchange for a like aggregate principal amount of our initial notes.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the initial notes except that (i) the exchange notes will be registered under the Securities Act of 1933, as amended, and, therefore, will not bear legends restricting the transfer thereof, and (ii) holders of the exchange notes will not be entitled to certain rights of holders of initial notes under the Registration Rights Agreement. The exchange notes will evidence the same debt as the initial notes and will be entitled to the benefits of the indenture. The exchange notes will be treated as a single class under the indenture with any initial notes that remain outstanding.

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of the exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of the exchange offer.

Expiration Date; Extensions; Amendments; Termination

The exchange offer will expire at 5:00 p.m., New York City time, on September 15, 2010, unless we extend it in our reasonable discretion. The expiration date of the exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate the exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice, promptly confirmed in writing, or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise. In the event that the exchange offer is extended, the term expiration date shall mean the time and date on which the exchange offer as so extended shall expire.

We also expressly reserve the right to amend the terms of the exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change, including providing public announcement or giving oral or written notice to these holders. A material change in the terms of the exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of the exchange offer. If we make any material change to the exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend the exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of the exchange offer. The rights reserved by us in this paragraph are in addition to our rights set forth below under the caption “—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in the exchange offer, you must use one of the three alternative procedures described below:

(1)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or other nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in the exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder. If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority;

(2)	a commercial bank or trust company having an office or correspondent in the United States; or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 promulgated under the Exchange Act, unless the initial notes are tendered:

(A)	by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at The Depository Trust Company; or

(B)	for the account of a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 promulgated under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in the exchange offer, you must make the following representations:

(1)

you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

(2)	any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder;

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act;

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 promulgated under the Securities Act, of ours;

(5)	if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes;

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes; and

(7)	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

You must also warrant that the acceptance of any tendered initial notes by the issuers and the issuance of exchange notes in exchange therefor shall constitute performance in full by the issuers of their obligations under the Registration Rights Agreement relating to the initial notes.

To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus, unless the exchange agent has already established an account with the Depository Trust Company suitable for the exchange offer.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at The Depository Trust Company will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in the exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 promulgated under the Exchange Act;

(2)	on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, or a notice of guaranteed delivery from an eligible institution, is received by the exchange agent.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of the exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to the exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to the exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We and the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without expense to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section in this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

Pursuant to an agent’s message or a letter of transmittal, a holder of initial notes will represent, warrant and agree that it has full power and authority to tender, exchange, sell, assign and transfer the initial notes, that we will acquire good, marketable and unencumbered title to the tendered initial notes, free and clear of all liens, restrictions, charges and encumbrances, and the initial notes tendered for exchange are not subject to any adverse claims or proxies. The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the initial notes tendered pursuant to the exchange offer.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of the exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn;

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender;

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn; and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

Conditions to the Exchange Offer

We will complete the exchange offer only if:

(1)	there is no threatened, instituted or pending action or proceeding before, or statute, rule, regulation, injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission resulting in a material delay in the issuers’ ability to accept for exchange or exchange some or all of the initial notes in the exchange offer;

(2)	there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes;

(3)	there is no stop order issued by the SEC or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose;

(4)	there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with the exchange offer; and

(5)	we obtain all governmental approvals that we deem in our sole discretion necessary to complete the exchange offer.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law.

Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of the exchange offer. If we waive a condition to the exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate the exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered;

(2)	extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders; or

(3)	waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed Deutsche Bank Trust Company Americas as exchange agent for the exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By mail:

DB Services Tennessee, Inc.

P.O. Box 305050

Nashville, Tennessee 37211

Attn: Reorganization Unit

By hand/overnight delivery:

DB Services Tennessee, Inc.

648 Grassmere Park Road

Nashville, Tennessee 37211

Attn: Reorganization Unit

Facsimile Transmission: (615) 866-3889

Confirm by Telephone: 1-800-735-7777

If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions by facsimile to a facsimile number other than any facsimile number indicated above, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting tenders in the exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses. We have agreed to pay all expenses incident to the exchange offer, including the reasonable and documented fees and disbursements of one counsel for the holders of the initial notes, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the initial notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with the exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered;

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in the exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with the exchange offer, or if you do not properly tender your initial notes in the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

If you do not exchange your initial notes for exchange notes in the exchange offer, your initial notes will continue to be subject to the provisions of the indenture relating to the notes regarding transfer and exchange of the initial notes and the restrictions on transfer of the initial notes. These transfer restrictions are required because the initial notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the initial notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	The exchange offer is not permitted by applicable law or SEC policy;

(2)	You are prohibited by applicable law or SEC policy from participating in the exchange offer;

(3)	You may not resell the exchange notes acquired in the exchange offer to the public without delivering a prospectus and that this prospectus is not appropriate or available for resales by you; or

(4)	You are a broker-dealer and hold initial notes acquired directly from the issuers or one of its affiliates,

in which case the Registration Rights Agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 promulgated under the Securities Act for the benefit of the holders of the initial notes described in this sentence.

Delivery of Prospectus

Each broker dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF NOTES

The Issuers issued the initial notes and will issue the exchange notes under the indenture dated as of December 17, 2009, among themselves, each Guarantor and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (the “Trustee”). The form and terms of the exchange notes are identical in all material respects to those of the initial notes, except that the transfer restrictions and registration rights relating to the initial notes do not apply to the exchange notes. For purposes of this section of this prospectus, references to the “Parent,” “we,” “us,” “our” or similar terms refers solely to Connors Bros. Holdings, L.P., and not its Subsidiaries. The term “Issuers” refers to Connors Bros. Clover Leaf Seafoods Company, Bumble Bee Foods, LLC and Bumble Bee Capital Corp. (“Finance Co-Issuer”) and not their Subsidiaries. The outstanding 7.75% senior secured notes due 2015 (the “Original Notes”) and the exchange 7.75% senior secured notes due 2015 offered hereby (the “Exchange Notes”), collectively are referred to herein as the “Notes.”

The statements under this caption relating to the Indenture, the Notes, the Security Documents and the Intercreditor Agreement are summaries and are not a complete description thereof, and where reference is made to particular provisions, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and the Notes and those terms made part of the Indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The definitions of certain capitalized terms used in the following summary are set forth below under “—Certain Definitions.” Unless otherwise indicated, references under this caption to Sections or Articles are references to sections and articles of the Indenture. Copies of the Indenture, the Security Documents, the Intercreditor Agreement and the Registration Rights Agreement are available upon request from the Issuers.

General

The Notes are senior secured obligations of the Issuers. The aggregate principal amount of the Notes is $220 million. The Issuers may issue additional notes (the “Additional Notes”) under the Indenture, subject to the limitations described below under the covenants “Limitation on Incurrence of Debt” and “Limitation on Liens” (including the “Permitted Additional Pari Passu Obligations” definition). The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Any Additional Notes and any other Permitted Additional Pari Passu Obligations will be secured, equally and ratably with the Notes, by the Liens on the Collateral described below under the caption “—Security.”

Principal, Maturity and Interest

Interest on the Notes will be payable at 7.75% per annum. Interest on the Notes will be payable semi-annually in cash in arrears on June 15 and December 15, commencing on June 15, 2010. The Issuers will make each interest payment to the Holders of record of the Notes on the immediately preceding June 1 and December 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Issuers maintained for such purposes, which, initially, will be the corporate trust office of the Trustee located at Trust & Securities Services, 60 Wall Street, Mailstop NY660-2710 New York, New York 10005; provided, however, that payment of interest may be made at the option of the Issuers by check mailed to the Person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer, exchange or redemption of the Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Additional Interest may accrue and be payable on the Original Notes under the circumstances set forth in the Registration Rights Agreement. References herein to “interest” shall be deemed to include any such Additional Interest.

Guarantees

The Notes will be guaranteed, jointly and severally, by Parent and the other Guarantors pursuant to the Indenture (the “Note Guarantees”). Each of the Parent’s Subsidiaries (other than the Issuers) are Guarantors. The Note Guarantees are senior secured obligations of each Guarantor and rank equal with all existing and future senior Debt of such Guarantor and senior to all subordinated Debt of such Guarantor. The Note Guarantees are effectively subordinated to the obligations under the Senior Lien Obligations and other secured obligations that are secured by assets not constituting Collateral. The Indenture provides that the obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law. This provision may not be effective to protect the Note Guarantees from being voided under fraudulent transfer law, or may eliminate the Guarantor’s obligations or reduce such obligations to an amount that effectively makes the Guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. See “Risk Factors—A court could deem the issuance of the notes or the guarantees to be a fraudulent conveyance and avoid all or a portion of the obligations represented by the notes or the guarantees.”

As of the date of the issuance of the Original Notes, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries,” any of our Subsidiaries that are Subsidiaries of the Issuers may be designated as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not guarantee the Notes. Claims of creditors of non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those Subsidiaries, and claims of preferred stockholders (if any) of those Subsidiaries generally will have priority with respect to the assets and earnings of those Subsidiaries over the claims of creditors of the Issuers, including holders of the Notes.

The Indenture provides that in the event of a sale or other transfer or disposition of all of the Capital Interests in any Subsidiary Guarantor to any Person that is not an Affiliate of the Issuers in compliance with the terms of the Indenture, or in the event all or substantially all the assets or Capital Interests of a Subsidiary Guarantor are sold or otherwise transferred, by way of merger, consolidation or otherwise, to a Person that is not an Affiliate of the Issuers in compliance with the terms of the Indenture, then such Subsidiary Guarantor (or the Person concurrently acquiring such assets of such Guarantor) shall be deemed automatically and unconditionally released and discharged of any obligations under its Note Guarantee in support thereof, as evidenced by a supplemental indenture executed by the Parent, the Guarantors and the Trustee, without any further action on the part of the Trustee or any Holder; provided that the Issuers deliver an Officers’ Certificate to the Trustee certifying that the Net Cash Proceeds of such sale or other disposition will be applied in accordance with the “Limitation on Asset Sales” covenant.

Ranking

Ranking of the Notes

The Notes will be senior obligations of the Issuers and senior in right of payment to all our future subordinated Obligations. As a result, the Notes will rank:

•	equally in right of payment with all existing and future senior Debt of the Issuers;

•	senior in right of payment to all existing and future Debt of the Issuers that are by their terms expressly subordinated to the Notes;

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effectively subordinated to the obligations of the Issuers under the ABL Credit Agreement, the obligations of the Issuers under the Term Loan Credit Agreement and the other Senior Lien Obligations, in each case, to the extent of the value of the assets securing such obligations; and

•	structurally subordinated to all obligations of any non-Guarantor Subsidiaries.

Ranking of the Note Guarantees

Each Note Guarantee is and will be a senior obligation of each Guarantor and senior in right of payment to all future subordinated obligations. As such, each Note Guarantee ranks and will rank:

•	equally in right of payment with all existing and future senior Debt of the Guarantors;

•	senior in right of payment to all existing and future Debt of the Guarantors, if any, that are by their terms expressly subordinated to such Guarantor’s Note Guarantee; and

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effectively subordinated to the obligations of the Guarantors under the ABL Credit Agreement, the obligations of the Guarantors under the Term Loan Credit Agreement and the other Senior Lien Obligations, in each case, to the extent of the assets securing such obligations.

Sinking Fund

There are no mandatory sinking fund payment obligations with respect to the Notes.

Security

The obligations of the Issuers with respect to the Notes, the obligations of the Guarantors under the Note Guarantees, and the performance of all other obligations of the Issuers and the Guarantors (each a “Grantor” and, collectively, the “Grantors”) under or relating to the Indenture (together with any Permitted Additional Pari Passu Obligations) will be secured equally and ratably by third-priority security interests in substantially all of the assets of each Grantor securing Obligations under the ABL Credit Agreement and the Term Loan Agreement or other Senior Lien Obligations (other than the Excluded Assets), in each case whether now owned or hereafter acquired, including the following assets (the “Collateral”):

•	all of such Grantor’s accounts (as defined in Article 9 of the UCC or as defined in the PPSA, in the case of Canada) (“Accounts”);

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all of such Grantor’s books and records (including records indicating, summarizing, or evidencing such Grantor’s assets (including the Collateral) or liabilities, records relating to such Grantor’s business operations or financial condition, and such Grantor’s goods or General Intangibles related to such information);

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all of such Grantor’s chattel paper, (as that term is defined in the UCC or as defined in the PPSA, in the case of Canada) including tangible chattel paper and electronic chattel paper (“Chattel Paper”);

•	all of such Grantor’s interest with respect to substantially all deposit accounts (as that term is defined in the UCC or as defined in the PPSA, in the case of Canada) (“Deposit Accounts”);

•	all of such Grantor’s equipment (as that term is defined in the UCC or as defined in the PPSA, in the case of Canada) and fixtures;

•	all of such Grantor’s general intangibles or intangibles (as such terms are defined in the UCC or in the PPSA (in the case of Canada), respectively) (General Intangibles”);

•	all of such Grantor’s inventory (as that term is defined in the UCC or as defined in the PPSA, in the case of Canada) (“Inventory”);

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all of such Grantor’s investment property (as that term is defined in the UCC or as defined in the PPSA, in the case of Canada), and any and all of the following (regardless of whether classified as investment property under the UCC or, in the case of Canada the PPSA): all pledged interests, pledged operating agreements, and pledged partnership agreements (collectively, “Investment Related Property”);

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substantially all of such Grantor’s material owned real estate securing the ABL Credit Agreement and Term Loan Credit Agreement but, for avoidance of doubt, excluding the Augusta, Georgia facility and related real estate and the Grand Manan facility and related real estate;

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all of such Grantor’s letters of credit, letter-of-credit rights, instruments, promissory notes, drafts and documents (as that term is defined in the UCC or as defined in the PPSA, in the case of Canada);

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all of such Grantor’s rights in respect of supporting obligations (as that term is defined in the UCC), including letters of credit and guaranties issued in support of Accounts, Chattel Paper, documents, General Intangibles, instruments or Investment Related Property;

•	all of such Grantor’s interest with respect to substantially all commercial tort claims (as that term is defined in the UCC); and

•	all of the proceeds (as that term is defined in the UCC or as defined in the PPSA, in the case of Canada) and products, whether tangible or intangible, of any of the foregoing.

In addition, to the extent necessary and for so long as required for such Subsidiary not to be subject to any requirement pursuant to Rule 3-16 of Regulation S-X under the Securities Act to file separate financial statements with the Commission (or any other governmental agency), the Capital Interests of any Subsidiary of the Parent Guarantor shall not be included in the Collateral with respect to the Notes so affected and shall not be subject to the Liens securing such Notes and Notes Guarantees (and Permitted Pari Passu Obligations).

The Collateral will not include any Excluded Assets and the security interests in Collateral will be subject to additional exceptions and limitations set forth in the Security Documents.

“Excluded Assets” will include, among other things, the following assets of the Grantors, in each case solely to the extent such assets do not secure the ABL Credit Agreement and Term Loan Agreement or other Senior Lien Obligations:

(i) any rights or interest in any contract, lease, permit, license, charter or license agreement covering real or personal property of any Grantor if under the terms of such contract, lease, permit, license, charter or license agreement, or applicable law with respect thereto, the grant of a security interest or lien therein is prohibited as a matter of law or under the terms of such contract, lease, permit, license, charter or license agreement and such prohibition has not been waived or the consent of the other party to such contract, lease, permit, license, charter or license agreement has not been obtained;

(ii) any intent-to-use trademark or service mark application for which a statement of use has not been filed and accepted with the United States Patent and Trademark Office if the grant of a Lien on or security interest in such intent-to-use trademark or service mark application would result in a cancellation or voiding of such intent-to-use trademark or service mark application (provided that such trademark or service mark application shall be included in the term “Collateral” immediately upon filing of a verified statement of use with respect thereto with the United States Patent and Trademark Office);

(iii) any leasehold interest in real property; and

(iv) any Deposit Account that is used exclusively for payroll, payroll taxes and other employee wage and benefit payments to or for the employees of the Grantors and the Restricted Subsidiaries;

provided, that the exclusions in clause (i) shall in no way be construed (A) to apply to the extent that any described prohibition is unenforceable under Section 9-406, 9-407, 9-408, or 9-409 of the UCC or other applicable law, domestic or foreign, (B) to limit, impair, or otherwise adversely affect the Collateral Agent’s continuing security interests in and liens upon any rights or interests of any Grantor in or to (x) monies due or to become due under any described contract, lease, permit, license, charter or license agreement (including any Accounts), or (y) any proceeds from the sale, license, lease, or other dispositions of any such contract, lease, permit, license, charter, license agreement, or Capital Interests, or (C) apply to the extent that any consent or waiver has been obtained that would permit the security interest of lien notwithstanding the prohibition).

The Collateral is pledged pursuant to U.S. and Canadian security agreements (together, the “Security Agreement”) by and among the Issuers, the Guarantors and the Collateral Agent, one or more mortgages, deeds of trust or deeds to secure debt (the “Mortgages”) or other security or pledge agreements or grants or transfers for security executed and delivered by the applicable Issuer or the applicable Guarantor to the Collateral Agent for the benefit of the Collateral Agent, the Trustee and the Holders of the Notes and Permitted Additional Pari Passu Obligations.

Subject to the foregoing, if property that is intended to be Collateral is acquired by a Grantor that is not automatically subject to a perfected security interest under the Security Documents or any Person becomes a Guarantor, then such Grantor will provide security over such property (or, in the case of a new Guarantor, all of its assets) in favor of the Senior Agents, and use commercially reasonable efforts to provide security over such property (or, in the case of a new Guarantor, all of its assets) in favor of the Collateral Agent (each, as defined below), and deliver certain certificates and opinions in respect thereof, all as and to the extent required by the Indenture or the Security Documents.

Enforcement of Security Interests

The Indenture and the Security Documents provide that the Required Secured Debtholders will be entitled to direct the Collateral Agent in the enforcement of the liens held by the Collateral Agent and its rights under the Security Documents, to the extent permitted by the Security Documents. “Required Secured Debtholders” means, at any time, the holders of a majority in aggregate outstanding principal amount of all Notes and Permitted Additional Pari Passu Obligations then outstanding (including any unfunded letters of credit or credit commitments which, if funded, would constitute outstanding Permitted Additional Pari Passu Obligations), voting together as a single class; provided that, for this purpose, Notes and Permitted Additional Pari Passu Obligations registered in the name of, or beneficially owned by, the Issuers, any of the Guarantors or any of their Subsidiaries shall be deemed not to be outstanding.

Use and Release of Collateral

Unless an Event of Default shall have occurred and be continuing and the Collateral Agent shall have commenced enforcement of remedies under the Security Documents, the Grantors have the right to remain in possession and retain exclusive control of the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income thereon.

Release of Collateral

The Indenture and the Security Documents provide that the Liens on the Collateral pursuant to the Security Documents will automatically and without the need for any further action by any Person be released:

(1) in whole or in part, as applicable, as to all or any portion of property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;

(2) in whole upon:

(a) satisfaction and discharge of the Indenture as set forth below under “—Satisfaction and Discharge”; or

(b) a Legal Defeasance or Covenant Defeasance of the Indenture as set forth below under “—Legal Defeasance and Covenant Defeasance”;

(3) in part, as to any property that (a) is sold, transferred or otherwise disposed of by an Issuer or any Guarantor (other than to an Issuer or another Guarantor) in a transaction not prohibited by the Indenture at the time of such transfer or disposition or (b) is owned or at any time acquired by a Guarantor that has been released from its Note Guarantee, concurrently with the release of such Note Guarantee; and

(4) in whole or in part, in accordance with the applicable provisions of the Intercreditor Agreement to the extent that the holders of the first and second priority security interests release their first and second priority Liens (including with respect to dispositions of Collateral), other than in connection with a discharge of first and second priority obligations.

Certain Limitations on the Collateral

Perfection of Liens

Apart from the filing of UCC-1 financing statements and the provision of mortgages contemplated above, the Issuers and the Guarantors will be required by the Security Documents and the Indenture to take only limited actions to perfect the security interest of the Collateral Agent in the Collateral. To the extent the security interest of the Collateral Agent is not perfected under applicable law in any item of Collateral, such security interest will generally be unenforceable against third parties.

Certain bankruptcy and insolvency proceeding limitations

In addition to the restrictions set forth in the Intercreditor Agreement, the right of the Collateral Agent to take possession and dispose of the Collateral following an Event of Default is likely to be significantly impaired by applicable bankruptcy or insolvency law if a bankruptcy or insolvency proceeding were to be commenced by or against the Issuers or the Guarantors prior to the Collateral Agent having taken possession and disposed of the Collateral. Under the U.S. Bankruptcy Code and Canadian bankruptcy and insolvency legislation, a secured creditor is prohibited from taking its security from a debtor in a bankruptcy or insolvency case, or from disposing of security taken from such debtor, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code and Canadian bankruptcy and insolvency legislation permit the debtor in certain circumstances to continue to retain and to use Collateral owned as of the date of the bankruptcy or insolvency filing (and the proceeds, products, offspring, rents or profits of such Collateral) even though the debtor is in default under the applicable debt instruments; provided that, in the case of proceedings under the U.S. Bankruptcy Code, the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances and there is no requirement to provide “adequate protection” under Canadian bankruptcy and insolvency legislation. In view of the lack of a precise definition of the term “adequate protection”, in the context of a U.S. bankruptcy case and the broad discretionary powers of a bankruptcy court under both the U.S. Bankruptcy Code and Canadian bankruptcy and insolvency legislation, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy or insolvency case, whether or when the Collateral Agent could repossess or dispose of the Collateral, or whether or to what extent holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection”, and whether any payment under the Notes would ultimately be made.

Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the Notes and any other Permitted Additional Pari Passu Obligations, the Holders of the Notes and such other Permitted Additional Pari Passu Obligations would hold secured claims to the extent of the value of the Collateral, and would hold unsecured claims with respect to any shortfall. Applicable U.S. Federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys’ fees during a debtor’s bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if the Issuers or the Guarantors were to become the subject of a bankruptcy or insolvency case, the bankruptcy court, among other things, may avoid certain prepetition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

Intercreditor Agreement

The Collateral Agent, on behalf of the Trustee, the Holders of Notes and the holders of any Permitted Additional Pari Passu Obligations, the collateral agent under the ABL Credit Agreement (the “ABL Collateral Agent”), on behalf of the holders of the Obligations under the ABL Credit Agreement (the “ABL Obligations”), the collateral agent under the Term Credit Agreement (the “Term Collateral Agent”; each of the ABL Collateral Agent and the Term Collateral Agent, a “Senior Agent”), on behalf of the holders of the Obligations under the Term Credit Agreement (including certain interest rate swap, foreign exchange, currency swap or other similar agreements, the “Term Obligations” and together with the ABL Obligations the “Credit Agreement Obligations”), the Issuers and the Guarantors have entered into an intercreditor agreement (the “Intercreditor Agreement”) that sets forth the relative priority of the Liens securing the Senior Lien Obligations and the Liens securing the Obligations under the Notes and the Indenture (the “Notes Obligations”) any Permitted Additional Pari Passu Obligations, as well as certain other rights, priorities and interests of the holders of the Senior Lien Obligations, the Holders of the Notes and the holders of any Permitted Additional Pari Passu Obligations. Pursuant to a separate intercreditor agreement among the ABL Collateral Agent, Term Collateral Agent, Issuers and Guarantors (the “ABL/Term Intercreditor Agreement”), with respect to the liens securing the ABL Obligations and the Term Obligations, the ABL/Term Intercreditor Agreement provides that with respect to that portion of the Collateral that is intended to secure the ABL Obligations on a first priority basis, the liens securing the ABL Obligations will rank senior to the liens securing the Term Obligations, and that for so long as the ABL Obligations remain outstanding, the ABL Collateral Agent will control the disposition of such portion of the Collateral, and that with respect to that portion of the Collateral that is intended to secure the Term Obligations on a first priority basis, the liens securing the Term Obligations will rank senior to the liens securing the ABL Obligations, and that for so long as the Term Obligations remain outstanding, the Term Collateral Agent will control the disposition of such portion of the Collateral.

The Intercreditor Agreement will also provide, among other things, in summary:

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Lien Priority and Similar Liens. Notwithstanding the date, time, method, manner, or order of grant, attachment, or perfection, enforcement, execution, delivery, registration (to the extent registration is required) or crystallization of any Liens securing any Credit Agreement Obligations, or the Liens securing the Notes and any Permitted Additional Pari Passu Obligations (together, the “Note Liens”) (or the enforceability of any such Liens or Obligations), the Liens on the Collateral securing the Senior Lien Obligations will rank senior and prior to any Note Liens on the Collateral. The Collateral of the Issuers and the Guarantors for the Senior Lien Obligations and the Notes and any Permitted Additional Pari Passu Obligations is intended at all times to be the same, except for limitations related to the requirements pursuant to Rule 3-16 of Regulation S-X under the Securities Act as set forth herein, and except that the Notes will not have mortgages on the Augusta, Georgia facility and related real estate and the Grand Manan facility and related real estate.

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Prohibition on Contesting Liens and Obligations. No Holder of any Note or holder of Permitted Additional Pari Passu Obligations may contest the validity or enforceability of the Liens securing the Senior Lien Obligations and no holder of any Senior Lien Obligations may contest the validity or enforceability of the Note Liens.

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Exercise of Remedies and Release of Liens. For a standstill period of 180 days (subject to extension for any period during which the applicable Senior Agent has commenced and is diligently pursuing remedies in good faith against all or a material portion of the Collateral) commencing on the date that each Senior Agent receives notice from the Collateral Agent of (a) the acceleration of the Senior Lien Obligations, (b) the acceleration of (x) all of the Notes Obligations or (y) any Permitted Additional Pari Passu Obligations in, in the case of this clause (y), an aggregate principal amount of at least $100.0 million or (c) the commencement of an insolvency proceeding with respect to the Parent, any Issuer (other than Bumble Bee Capital Corp.) or any Guarantor that would constitute a significant subsidiary as such term is defined in Regulation S-X promulgated under the Securities Act (except that each reference to 10 percent in such definition shall be deemed to be a reference to 25 percent for all purposes under the Intercreditor Agreement), the applicable Senior Agent will have the sole power to exercise remedies against the Collateral (subject to the right of the Collateral Agent and the Holders of Notes and holders of Permitted Additional Pari Passu Obligations to take limited protective measures with respect to the Note Liens and to take certain actions that would be permitted to be taken by unsecured creditors) and to foreclose upon and dispose of the Collateral. Upon any sale of any Collateral in connection with any enforcement action consented to by applicable Senior Agent which results in the release of the Lien securing the Senior Lien Obligations on such item of Collateral, the Note Lien on such item of Collateral will be automatically released. Any Grantor may be released from its Obligations under the Indenture, any Note Guarantee and the Security Documents in accordance with the terms of the Intercreditor Agreement in connection with any disposition of the capital stock of a Grantor consented to by the Senior Agents in a default disposition.

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Application of Proceeds and Turn-Over Provisions. In connection with any enforcement action with respect to the Collateral or any insolvency or liquidation proceeding, all proceeds of Collateral will first be applied to the repayment of all Senior Lien Obligations, as applicable, before being applied to any obligations under the Notes or any Permitted Additional Pari Passu Obligations. If any Holder of a Note or holder of Permitted Additional Pari Passu Obligations receives any proceeds of Collateral in contravention of the foregoing, such proceeds will be turned over to the applicable Senior Agent, for application in accordance with the foregoing.

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Amendment and Refinancings. The Senior Lien Obligations, the Note Obligations and any Permitted Additional Pari Passu Obligations may be amended or refinanced subject to certain limitations, including the Senior Lien Obligations Cap, and to continuing rights of the holders of such refinancing Debt under the Intercreditor Agreement. Any amendment, waiver or consent under any security documents governing the Senior Lien Obligations shall automatically apply to the corresponding Security Documents (subject to certain limitations).

•	Certain Matters in Connection with Liquidation and Insolvency Proceedings.

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Debtor-in-Possession Financings. In connection with any insolvency or liquidation proceeding of an Issuer or any Guarantor, the applicable Senior Agent may consent to certain debtor-in-possession financings secured by a Lien on the Collateral ranking prior to the Note Lien on such Collateral or to the use of cash collateral constituting proceeds of the Collateral without the consent of any Holder of a Note or holder of Permitted Additional Pari Passu Obligations, and no Holder of a Note or holder of Permitted Additional Pari Passu Obligations shall be entitled to object to such use of cash collateral or debtor-in-possession financing or to seek “adequate protection” in connection therewith (other than in the form of a junior lien on any additional items of collateral for the Senior Lien Obligations which are granted in connection with such debtor-in-possession financing or use of cash collateral), in each case subject to certain exceptions.

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Relief from Automatic Stay; Bankruptcy Sales and Post-Petition Interest. No Holder of a Note or any Permitted Additional Pari Passu Obligations may (x) seek relief from the automatic stay with respect to any Collateral, (y) object to any sale of any Collateral in any insolvency or liquidation proceeding which has been consented to by the requisite holders of Senior Lien Obligations or (z) object to any claim of any holder of Senior Lien Obligations to post-petition interest, fees or expenses constituting Senior Lien Obligations, in each case subject to certain exceptions.

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Adequate Protection. No Holder of a Note or any holder of Permitted Additional Pari Passu Obligations may, except as expressly provided above, seek adequate protection on account of its Note Lien on the Collateral other than in the form of junior priority liens.

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Plans of Reorganization. The Senior Agents, the Collateral Agent and any holder of any Senior Lien Obligations, Notes or Permitted Additional Pari Passu Obligations may support any plan of reorganization and file any proof of claim in any insolvency or liquidation proceeding which, in each case, are in accordance with the intercreditor provisions described above.

Optional Redemption

The Notes may be redeemed, in whole or in part, at any time prior to December 15, 2012, at the option of the Issuers upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a Redemption Price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In addition, the Notes are subject to redemption, at the option of the Issuers, in whole or in part, at any time on or after December 15, 2012, upon not less than 30 nor more than 60 days’ notice at the following Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning on December 15 of the years indicated:

Year	Redemption Price
2012	103.875%
2013	101.938%
2014 and thereafter	100.000%

In addition to the optional redemption provisions of the Notes in accordance with the provisions of the preceding paragraphs, prior to December 15, 2012, the Issuers may, with the net proceeds of one or more Qualified Equity Offerings, on one or more occasions, redeem up to 35% of the aggregate principal amount of the outstanding Notes (including Additional Notes) at a Redemption Price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption; provided that at least 65% of the principal amount of Notes then outstanding (including Additional Notes) remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Issuers or its Subsidiaries) and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

In addition, at any time and from time to time prior to December 15, 2012, the Issuers may redeem up to 10% per year of the original aggregate principal amount of the Notes issued under the Indenture at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest to the applicable redemption date.

If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate (subject to the procedures of the Depository Trust Company).

No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail (and, to the extent permitted by applicable procedures or regulations, electronically) at least 30 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

We and our Subsidiaries may at any time, and from time to time, purchase Notes in the open market or otherwise, subject to compliance with applicable securities laws.

The Issuers may provide in any notice delivered in connection with any such redemption that payment of the redemption price and performance of the Issuers’ obligations may be performed by another Person; provided that the Issuers shall not be relieved of their obligations thereby.

Additional Amounts

The Indenture provides that all payments made by an Issuer under or with respect to the Notes or any of the Guarantors with respect to any Guarantee will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other additions thereto) (“Taxes”) unless the withholding or deduction of such Taxes is then required by law in any applicable jurisdiction or political subdivision thereof. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of (1) any jurisdiction in which an Issuer or any Guarantor is then organized, engaged in business for tax purposes or resident for tax purposes or any political subdivision thereof or therein having the power to tax or (2) any jurisdiction from or through which payment is made by or on behalf of an Issuer or any Guarantor or any political subdivision thereof or therein having the power to tax (each, a “Tax Jurisdiction”) will at any time be required to be made from any payments made by an Issuer under or with respect to the Notes or any of the Guarantors with respect to any Guarantee, including payments of principal, redemption price, purchase price, interest or premium, the relevant Issuer or Guarantor, as applicable, will pay to each holder of Notes that are outstanding on the date of the required payment, such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received in respect of such payments by each holder after such withholding, deduction or imposition (including any such withholding, deduction or imposition from such Additional Amounts) will not be less than the amount each holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

(1) a payment made to a holder of the Notes with which the Issuers do not deal at arm’s-length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(2) any Taxes, to the extent such Taxes would not have been imposed but for the holder or beneficial owner of the Notes being or having been a “10-percent shareholder” of Bumble Bee Foods, LLC, Bumble Bee Capital Corp. or Bumble Bee Holdings, Inc. as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended, or any successor provision;

(3) any Taxes, to the extent such Taxes would not have been imposed but for the existence of any present or former connection between the holder or the beneficial owner of the Notes and the relevant Tax Jurisdiction (other than the mere acquisition, ownership, holding or disposition of such Note, the enforcement of rights under such Note or under a Guarantee or the receipt of any payments in respect of such Note or a Guarantee);

(4) any Taxes to the extent such Taxes are imposed or withheld by reason of the failure of the holder or beneficial owner of Notes, following an Issuer’s written request addressed to the holder or beneficial owner at least 30 days before any such withholding or deduction would be payable to the holder or beneficial owner, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Tax Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Tax Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Tax Jurisdiction), but in each case, only to the extent the holder or beneficial owner is legally entitled to provide such certification or documentation;

(5) any estate, inheritance, gift, sales, transfer or personal property tax or any similar Taxes;

(6) if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment and the Taxes giving rise to such Additional Amounts would not have been imposed on such payment had such holder been the beneficiary, partner or sole beneficial owner, as the case may be, of such Note (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or sole beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or sole beneficial owner);

(7) to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(8) any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to the European Council Directive on the taxation of savings income which was adopted by the ECOFIN Council on June 3, 2003 or any law implementing or complying with, or introduced in order to conform to such directive (the “EU Savings Tax Directive”) or is required to be made pursuant to the Agreement between the European Community and the Swiss Confederation dated October 26, 2004 providing for the measures equivalent to those laid down in the EU Savings Tax Directive (the “EU-Swiss Savings Tax Agreement”) or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreement; or

(9) any combination of the above clauses in this proviso.

The relevant Issuer or Guarantor, as applicable, will also:

(a) make such withholding or deduction, and

(b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The relevant Issuer or Guarantor, as applicable, will use its commercially reasonable efforts to obtain Tax receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld. The relevant Issuer or Guarantor, as applicable, will furnish, within 30 days after the date the payment of any Taxes are due pursuant to applicable law, to the trustee (or to a holder of Notes upon request) certified copies of Tax receipts, if any, evidencing that such payment has been made by such Issuer or Guarantor, as the case may be, or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence of payments (reasonably satisfactory to the trustee) by such entity.

The Issuers and the Guarantors will indemnify and hold harmless each holder of Notes that are outstanding on the date of the required payment from all Taxes (other than any Taxes excluded under clauses (1)—(9) above) and upon written request reimburse each such holder for the amount of:

(a) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes,

(b) any liability (including penalties, interest and expense) arising therefrom or with respect thereto, and

(c) any Taxes imposed with respect to any reimbursement under clause (a) or (b) above.

In addition to the foregoing, the Issuers and the Guarantors will also pay and indemnify each holder for any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies (including penalties, interest and any other liabilities related thereto) which are levied by any jurisdiction on the execution, delivery, issuance, or registration of any of the Notes, the indenture, any Guarantee or any other document referred to therein, or the receipt of any payments with respect thereto, or enforcement of, any of the Notes or any Guarantee.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if an Issuer or a Guarantor becomes obligated to pay Additional Amounts with respect to such payment, the relevant Issuer or Guarantor, as applicable, will deliver to the trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, and the amounts so payable and will set forth such other information as is necessary to enable the trustee to pay such Additional Amounts to the holders of the Notes on the payment date (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the relevant Issuer or Guarantor shall notify the trustee promptly thereafter).

Whenever in the Indenture or in this “Description of Notes” there is mentioned, in any context:

(a) the payment of amounts based upon the principal amount of the Notes,

(b) the payment of principal (and premium, if any),

(c) purchase prices in connection with a repurchase of Notes,

(d) interest and Special Interest, if any, or

(e) any other amount payable under or with respect to any of the Notes or any Guarantee,

such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The above obligations will survive any termination, defeasance or discharge of the Indenture, any transfer by a Holder or beneficial owner of the Notes, and will apply, mutatis mutandis, to any jurisdiction in which any successor Person to an Issuer or any Guarantor is incorporated, engaged in business for tax purposes or resident for tax purposes or any jurisdiction from or through which such Person makes any payment on the Notes (or any Guarantee) and any department or political subdivision thereof or therein.

Redemption For Tax Reasons

The Issuers may redeem the Notes, in whole but not in part, at their discretion at any time upon giving not less than 30 nor more than 60 days’ prior notice to the holders of the Notes (which notice will be irrevocable), at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption, and all Additional Amounts (if any) then due and which will become due on the date of redemption as a result of the redemption or otherwise (subject to the right of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts (if any) in respect thereof), if on the next date on which any amount would be payable in respect of the Notes, an Issuer has become or would become obligated to pay any Additional Amounts (as defined herein) in respect of the Notes, and such Issuer cannot avoid any such payment obligation by taking reasonable measures available to it, and the requirement arises as a result of:

(a) any change in or amendment to the laws (or regulations or rulings promulgated thereunder) of a relevant Tax Jurisdiction, or

(b) any change in or amendment to any official position regarding the application or interpretation of the laws, treaties, regulations or rulings of any relevant Tax Jurisdiction,

which change or amendment is announced and becomes effective on or after the Issue Date (or, if the applicable relevant Tax Jurisdiction became a Tax Jurisdiction on a date after the Issue Date, such later date). See “Additional Amounts.”

The Issuers will not give any such notice of redemption earlier than 60 days prior to the earliest date on which an Issuer would be obligated to make such payment or withholding if a payment in respect of the Notes were then due, and at the time such notice is given, the obligation to pay Additional Amounts must remain in effect. Prior to the publication or, where relevant, mailing of any notice of redemption of the Notes pursuant to the foregoing, the Issuers will deliver to the Trustee an opinion of independent tax counsel to the effect that there has been such amendment or change which would entitle the Issuers to redeem the Notes hereunder. In addition, before the Issuers publish or mail notice of redemption of the Notes as described above, they will deliver to the trustee an Officers’ Certificate to the effect that they cannot avoid their obligation to pay Additional Amounts by the Issuers taking reasonable measures available to them.

Change of Control

Upon the occurrence of a Change of Control, unless the Issuers have exercised their right to redeem all of the Notes as described under “—Optional Redemption,” the Issuers will make an Offer to Purchase all of the outstanding Notes at a Purchase Price in cash equal to 101% of the principal amount tendered, together with accrued interest to but not including the Purchase Date. For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 60 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Issuers commences an Offer to Purchase for all outstanding Notes at the Purchase Price and (ii) all Notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase.

The phrase “all or substantially all,” as used in the definition of “Change of Control,” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and the Issuers elect to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuers to make an Offer to Purchase the Notes as described above.

The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Issuers that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Issuers or their Affiliates, or a transaction involving a recapitalization of the Issuers, will result in a Change of Control only if it is the type of transaction specified in such definition. The definition of Change of Control may be amended or modified with the written consent of a majority in aggregate principal amount of outstanding Notes. See “—Amendment, Supplement and Waiver.”

The Issuers will be required to comply with the applicable requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any repurchase of the Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

The Issuers will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption.”

The Issuers’ ability to pay cash to the Holders of Notes upon a Change of Control may be limited by the Issuers’ then existing financial resources. Further, the agreements governing the Issuers’ other Debt contain, and future agreements of the Issuers may contain, prohibitions of certain events, including events that would constitute a Change of Control. If the exercise by the Holders of Notes of their right to require the Issuers to repurchase the Notes upon a Change of Control occurred at the same time as a change of control event under one or more of either of the Issuers’ other debt agreements, the Issuers’ ability to pay cash to the Holders of Notes upon a repurchase may be further limited by the Issuers’ then existing financial resources. See “Risk Factors—Risks Related to the Notes.”

Even if sufficient funds were otherwise available, the terms of Credit Facilities (and other Debt) may prohibit the Issuers’ prepayment of Notes before their scheduled maturity. Consequently, if the Issuers are not able to prepay the Credit Facilities or other Debt containing such restrictions or obtain requisite consents, the Issuers will be unable to fulfill their repurchase obligations, resulting in a default under the Indenture.

In addition, an Offer to Purchase may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Offer to Purchase.

Certain Covenants

Set forth below are certain covenants contained in the Indenture:

Limitation on Incurrence of Debt

The Parent will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt); provided that the Parent and any of its Restricted Subsidiaries that is an Issuer or Guarantor may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Parent and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period (as defined below) had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than 2.0:1 and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

If the Debt which is the subject of a determination under this provision is Acquired Debt, or Debt Incurred in connection with the simultaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to (x) the Incurrence of such Acquired Debt or such other Debt by the Parent or any of its Restricted Subsidiaries and (y) the inclusion, in Consolidated Cash Flow Available for Fixed Charges, of the Consolidated Cash Flow Available for Fixed Charges of the acquired Person, business, property or assets or redesignated Subsidiary.

Notwithstanding the first paragraph above, the Parent and its Restricted Subsidiaries may Incur Permitted Debt.

For purposes of determining any particular amount of Debt under this “Limitation on Incurrence of Debt” covenant, Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this “Limitation on Incurrence of Debt” covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and under the first paragraph of this “Limitation on Incurrence of Debt” covenant, the Parent, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt; provided that Debt incurred under the ABL Credit Agreement and the Term Loan Credit Agreement on or before the Issue Date shall be deemed to be incurred under clause (i) of the definition of “Permitted Debt”.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt or issuance of Capital Interests for purposes of this covenant.

Notwithstanding anything to the contrary herein, the maximum amount of Debt that may be outstanding pursuant to the “Limitation on Incurrence Debt” covenant will not be deemed exceeded due to the results of fluctuations in exchange rates or currency values. For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred.

The Parent and any Guarantor will not Incur any Debt that pursuant to its terms is subordinate or junior in right of payment to any Debt unless such Debt is subordinated in right of payment to the Notes and the Note

Guarantees at least to the same extent; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority or by virtue of structural subordination.

Limitation on Restricted Payments

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(b) after giving effect to such Restricted Payment on a pro forma basis, the Parent would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the “Limitation on Incurrence of Debt” covenant; and

(c) after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v), (vi) (vii), (viii), (ix), (x) (except for Management Fees), (xi) and (xii) of the next succeeding paragraph), shall not exceed the sum (without duplication) of:

(1) 50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Parent accrued on a cumulative basis during the period (taken as one accounting period) from the beginning of the first full fiscal quarter during which the Issue Date occurs and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment, plus

(2) 100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Parent subsequent to the Issue Date either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Parent, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than, in each case, Capital Interests or Debt sold to a Subsidiary of the Parent) (other than net cash proceeds to the extent such net cash proceeds have been used to incur Debt pursuant to clause (xiii)(b) of the definition of “Permitted Debt”), plus

(3) the amount by which Debt of the Parent is reduced on its balance sheet upon the conversion or exchange (other than by a Subsidiary of the Parent) subsequent to the Issue Date of any Debt of the Parent into Qualified Capital Interests of the Parent (less the amount of any cash, or other property, distributed by the Parent upon such conversion or exchange); plus

(4) 100% of the net reduction in Investments (other than Permitted Investments), subsequent to the Issue Date, in any Person, resulting from (i) payments of interest on Debt, dividends, repayments of loans or advances, or any sale or disposition of such Investments (but only to the extent such items are not included in the calculation of Consolidated Net Income), in each case to the Parent or any Subsidiary from any Person, or (ii) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed in the case of any Person the amount of Investments previously made by the Parent or any Restricted Subsidiary in such Person subsequent to the Issue Date.

Notwithstanding the foregoing provisions, the Parent and its Restricted Subsidiaries may take the following actions; provided that, in the case of clause (iv), immediately after giving effect to such action, no Default or Event of Default has occurred and is continuing:

(i) the payment of any dividend on Capital Interests in the Parent or a Restricted Subsidiary within 60 days after declaration thereof if at the declaration date such payment was permitted by the foregoing provisions of this covenant;

(ii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Qualified Capital Interests of the Parent or any direct or indirect parent of the Parent by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to the Parent or a Restricted Subsidiary of the Parent) of other Qualified Capital Interests of the Parent to the extent contributed to the common equity capital of the Parent or a Restricted Subsidiary of the Parent;

(iii) the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Parent or a Guarantor that is subordinate in right of payment to the Notes or the applicable Note Guarantee out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Parent) of (x) new subordinated Debt of the Parent or such Guarantor, as the case may be, Incurred in accordance with the Indenture or (y) of Qualified Capital Interests of the Parent;

(iv) the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Parent or any direct or indirect parent of the Parent (or any payments to a direct or indirect parent of the Parent for the purposes of permitting any such repurchase) held by employees or former employees of the Parent or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or alteration of employment status or pursuant to the terms of any agreement under which such Capital Interests were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $5.0 million in any calendar year; provided, further, that any unused amounts in any calendar year may be carried forward to one or more future periods subject to a maximum aggregate amount of repurchases made pursuant to this clause (iv) not to exceed $10.0 million in any calendar year; provided, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Parent or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests of the Parent or any direct or indirect parent of the Parent (to the extent contributed to the Parent) to employees of the Parent and its Restricted Subsidiaries that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of this covenant; plus (B) the cash proceeds of key man life insurance policies received by the Parent and its Restricted Subsidiaries after the Issue Date (provided, however, that the Parent may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (iv) in any calendar year and, to the extent any payment described under this clause (iv) is made by delivery of Debt and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Debt makes payments with respect to such Debt);

(v) repurchase of Capital Interests deemed to occur upon the cashless exercise of stock options, warrants or other convertible or exchangeable securities;

(vi) the extension of credit that constitutes intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under “—Limitation on Incurrence of Debt,” and all payments with respect to such intercompany Debt;

(vii) cash payment, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Interests of the Parent or a Restricted Subsidiary or any direct or indirect parent of the Parent;

(viii) the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Parent or any Restricted Subsidiary issued or Incurred in compliance with the covenant described above under “—Limitation on Incurrence of Debt” to the extent such dividends are included in the definition of Consolidated Fixed Charges;

(ix) so long as Canco is treated as a partnership or pass-through entity for U.S. federal income tax purposes, make distributions (through any direct or indirect, wholly-owned Subsidiary of Connors) to Connors in an amount equal to the product of (A) the net taxable income of Connors attributable to its ownership in Canco, as determined for U.S. federal income tax purposes, for a particular taxable period after taking into account all available credits and deductions of Parent or any Restricted Subsidiary, as applicable, and (B) the greater of (x) the maximum combined United States federal, New York State and New York City tax rate applicable during such period to such item of income if included in income by an individual resident of New York City, and (y) the maximum combined United States federal, New York State and New York City tax rate applicable during such period to such item of income if included as New York source income by a corporation doing business in New York City; provided that the Parent and its Restricted Subsidiaries may make any such distribution no more frequently than four times per fiscal year;

(x) make dividends or distributions to Connors for the purpose of permitting Connors to make the payments expressly permitted by paragraph (10) under the caption “—Limitation on Transactions with Affiliates”;

(xi) Restricted Payments not to exceed $2.0 million per year to pay indemnities of officers and directors of any indirect parent of the Parent (including payments in respect of directors’ and officers’ liability insurance), fees, costs and expenses of officers, managers and directors of any parent of the Parent and, without duplication of any other amounts permitted hereunder, tax liabilities of (or attributable to) any parent of the Parent or to pay any other fees, costs and expenses of Parent or any parent of the Parent (including any indemnities, fees, costs and expenses payable to the members of the Board of Directors of Parent, but excluding any fees, costs and expenses payable under the Management Agreement); and

(xii) other Restricted Payments not in excess of $25.0 million in the aggregate since the Issue Date.

If the Parent makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Parent, would be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to the Parent’s financial statements affecting Consolidated Net Income.

If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant, in each case to the extent such Investments would otherwise be so counted.

If the Parent or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of an Investment in accordance with the “Limitation on Asset Sales” covenant, which Investment was originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of “Restricted Payments,” the aggregate amount expended or declared for all Restricted Payments shall be reduced by the lesser of (i) the Net Cash Proceeds from the transfer, conveyance, sale, lease or other disposition of such Investment or (ii) the amount of the original Investment, in each case, to the extent originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of “Restricted Payments.”

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

In the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including, without limitation, the first paragraph of this “Limitation on Restricted Payments” covenant, the Issuers, in their sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

Limitation on Liens

The Parent will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur, assume or suffer to exist any Liens of any kind, on or with respect to the Collateral except Permitted Collateral Liens. The Parent will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur, assume or suffer to exist any Liens of any kind, except Permitted Liens, on or with respect to any of its assets now owned or hereafter acquired or any interest therein or any income or profits therefrom other than Collateral without securing the Notes and all other amounts due under the Indenture equally and ratably with (or prior to) the Debt secured by such Lien until such time as such Debt is no longer secured by such Lien; provided that if the Debt so secured is subordinated by its terms to the Notes or a Note Guarantee, the Lien securing such Debt will also be so subordinated by its terms to the Notes and the Guarantees at least to the same extent.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture or any law, rule, regulation or order) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by the Parent or any Restricted Subsidiary or pay any Debt or other obligation owed to the Parent or any Restricted Subsidiary, (ii) make loans or advances to the Parent or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Parent or any Restricted Subsidiary.

However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

(a) any encumbrance or restriction in existence on the Issue Date, including those required by the ABL Credit Agreement and the Term Loan Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, in the good faith judgment of the Parent, are no more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date or refinancings thereof;

(b) any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(c) any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Parent on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(d) any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such refinancing agreement are not materially less favorable, taken as a whole, to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Parent;

(e) customary provisions restricting subletting or assignment of any lease, contract, or license of the Parent or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(f) any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(g) any encumbrance or restriction under the Indenture, the Notes, the Note Guarantees and the Security Documents;

(h) any encumbrance or restriction upon the sale of assets or Capital Interests, including, without limitation, any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(i) restrictions on cash and other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(j) customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements, sale leaseback agreements and other similar agreements;

(k) any instrument governing Debt or Capital Interests of a Person acquired by the Parent or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Interests was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Debt, such Debt was permitted by the terms of the Indenture to be incurred;

(l) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in clause (iii) of the first paragraph hereof;

(m) Liens securing Debt otherwise permitted to be incurred under the Indenture, including the provisions of the covenant described above under the caption “—Limitation on Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(n) any encumbrance or restriction existing under or by reason of contractual requirements in connection with a Qualified Receivables Transaction; and

(o) any other agreement governing Debt entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date.

Nothing contained in this “Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries” covenant shall prevent the Parent or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (ii) restricting the sale or other disposition of property or assets of the Parent or any of its Restricted Subsidiaries that secure Debt of the Parent or any of its Restricted Subsidiaries Incurred in accordance with the Limitation on Incurrence of Debt and Limitation on Liens covenants in the Indenture.

Limitation on Asset Sales

The Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Parent (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Interests issued or sold or otherwise disposed of;

(2) at least 75% of the consideration received in the Asset Sale by the Parent or such Restricted Subsidiary is in the form of cash or Eligible Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the most recent consolidated balance sheet of the Parent or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Parent or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by the Parent or any such Restricted Subsidiary from such transferee that are converted by the Parent or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion.

Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Parent (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

(1) to repay Debt under the Credit Facilities;

(2) to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Parent;

(3) to make a capital expenditure in or that is used or useful in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of the Indenture;

(4) to acquire other assets (other than inventory) that are used or useful in a Permitted Business;

(5) to repay or repurchase Debt secured by the assets of the Parent or any Restricted Subsidiaries; or

(6) in any combination of the foregoing;

provided that, in the case of clauses (2), (3) or (4) above, a binding commitment shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment so long as the Parent or a Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds will be applied to satisfy such commitment within 180 days of the end of such 360-day period (an “Acceptable Commitment”) and, in the event such Net Cash Proceeds are not so applied within such 180-day period, or any Acceptable Commitment is cancelled or terminated for any reason before the Net Cash Proceeds are applied in connection therewith, then such Net Cash Proceeds shall constitute Excess Proceeds.

Notwithstanding the foregoing, to the extent that the assets that were subject of such Asset Sale constituted Collateral, such replacement assets acquired pursuant to clauses (2), (3) and (4) above shall also be required to constitute Collateral.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the paragraph preceding the immediately preceding paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Parent will, within 30 days, (x) make an Offer to Purchase to all Holders of Notes (on a pro rata basis to each series of Notes), (y) in the case of Excess Proceeds which are received as a result of an Asset Sale of Collateral, to the holders of any Permitted Additional Pari Passu Obligations containing provisions similar to those set forth in the Indenture with respect to Asset Sales and (z) in the case of Excess Proceeds which are not received as a result of an Asset Sale of Collateral to all holders of other Debt ranking pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to asset sales, equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Parent may use those funds for any purpose not otherwise prohibited by the Indenture and they will no longer constitute Excess Proceeds. If the aggregate principal amount of Notes and other Permitted Additional Pari Passu Obligations (in the case of Net Cash Proceeds from Collateral) or Notes and other pari passu debt (in the case of any other Net Cash Proceeds) tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes and, if applicable, Permitted Additional Pari Passu Obligations and other pari passu debt, to be purchased on a pro rata basis among each series. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

The Parent will comply with the applicable requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Parent will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Events of Loss

If an Event of Loss occurs, the Parent or the affected Restricted Subsidiary, as the case may be, shall apply and the Parent shall cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Event of Loss within 360 days of receipt thereof either:

(1) to repay Debt under the Credit Facilities;

(2) to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Parent;

(3) to make a capital expenditure in or that is used or useful in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of the Indenture;

(4) to acquire other assets (other than inventory) that are used or useful in a Permitted Business;

(5) to repay or repurchase Debt secured by the assets of the Parent or any Restricted Subsidiaries; or

(6) in any combination of the foregoing;

provided that, in the case of clauses (2), (3) or (4) above, a binding commitment shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment so long as the Parent or a Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds will be applied to satisfy such commitment within 180 days of the end of such 360-day period (an “Acceptable Commitment”) and, in the event such Net Cash Proceeds are so applied within such 180-day period, or any Acceptable Commitment is cancelled or terminated for any reason before the Net Cash Proceeds are applied in connection therewith, then such Net Cash Proceeds shall constitute Excess Proceeds.

Notwithstanding the foregoing, to the extent that such assets that were subject to such Event of Loss constituted Collateral, such replacement assets acquired pursuant to clauses (2), (3) and (4) above shall also be required to constitute Collateral.

Any Net Cash Proceeds from Events of Loss that are not applied or invested as provided in the paragraph preceding the immediately preceding paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Parent will, within 30 days, make an Offer to Purchase to (x) all Holders of Notes (on a pro rata basis to each series of Notes), (y) in the case of Excess Proceeds which are received as a result of an Event of Loss of Collateral, to the holders of any Permitted Additional Pari Passu Obligations containing provisions similar to those set forth in the Indenture with respect to Events of Loss, and (z) in the case of Excess Proceeds which are not received as a result of an Event of Loss of Collateral, to all holders of other Debt ranking pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to an Events of Loss, equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Parent may use those funds for any purpose not otherwise prohibited by the Indenture and they will no longer constitute Excess Proceeds. If the aggregate principal amount of Notes, Permitted Additional Pari Passu Obligations and other pari passu debt tendered into such Offer to Purchase exceeds the amount of Excess

Proceeds, the Trustee will select the Notes and, if applicable, Permitted Additional Pari Passu Obligations and other pari passu debt to be purchased on a pro rata basis among each series. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

The Parent will comply with the applicable requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Event of Loss provisions of the Indenture, the Parent will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Event of Loss provisions of the Indenture by virtue of such compliance.

Limitation on Transactions with Affiliates

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of related transactions, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Parent (each of the foregoing, an “Affiliate Transaction”), unless:

(i) such Affiliate Transaction is on terms that are not materially less favorable to the Parent or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm’s length transaction by the Parent or such Subsidiary with an unaffiliated party; and

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Parent delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Parent approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above; and

(iii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, the Parent must obtain and deliver to the Trustee a written opinion of a nationally recognized investment banking, accounting or appraisal firm (an “Independent Financial Advisor”) stating that the transaction is fair to the Parent or such Restricted Subsidiary, as the case may be, from a financial point of view.

The foregoing limitation does not limit, and shall not apply to:

(1) Restricted Payments that are permitted by the provisions of the Indenture described above under “—Limitation on Restricted Payments” and Permitted Investments permitted under the Indenture;

(2) the payment of reasonable and customary fees and indemnities and other benefits to members of the Board of Directors of the Parent or a Restricted Subsidiary who are directors;

(3) the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers and employees of the Parent or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith;

(4) transactions between or among the Parent and/or its Restricted Subsidiaries;

(5) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, directors, officers, employees or members of management of the Parent or Connors or any Restricted Subsidiary of the Parent;

(6) any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is not materially less favorable, taken as a whole, to the holders of the Notes;

(7) the Transactions and the payment of all fees and expenses in connection therewith;

(8) any contribution of capital to the Parent;

(9) transactions permitted by, and complying with, the provisions of the Indenture described below under “—Consolidation, Merger, Conveyance, Transfer or Lease”;

(10) the payment, pursuant to the Management Agreement dated November 18, 2008 among the Parent, the Subsidiaries of the Parent and the Sponsor (as amended from time to time, the “Management Agreement”) of:

(a) management, consulting, monitoring, and advisory fees to Sponsor or its Affiliates not to exceed $500,000 per annum, so long as no Default or Event of Default has occurred and is continuing or would result therefrom (the “Management Fees”); provided, that if at any time any such Management Fees to Sponsor or its Affiliates are not permitted to be paid as a result of the existence of a Default or an Event of Default, then (1) such amounts shall continue to accrue, and (2) any such amounts that have accrued but which were not permitted to be paid may be paid at any time after such Default or Event of Default is cured or waived and, if both before and after giving effect to such payment, no Default or Event of Default has occurred and is continuing;

(b) so long as no Default or Event of Default shall have occurred and be continuing, or would result therefrom, any financial advisory, financing, underwriting, or placement fee not to exceed 1% of the aggregate enterprise value of any transaction structured by the Sponsor involving the Parent or any of its Subsidiaries pursuant to the terms of the Management Agreement; provided, that if at any time any such fee to Sponsor or its Affiliates is not permitted to be paid as a result of the existence of a Default or an Event of Default, then such fee shall continue to accrue, and may be paid at any time after such Default or Event of Default is cured or waived and, if both before and after giving effect to such payment, no Default or Event of Default has occurred and is continuing; and

(c) reasonable and documented out-of-pocket expenses and the indemnities payable pursuant to the Management Agreement;

(11) any transaction with a joint venture, partnership, limited liability company or other entity that would constitute an Affiliate Transaction solely because the Parent or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity;

(12) loans and advances to employees in the ordinary course of business and consistent with past practice; and

(13) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and consistent with past practice and on terms that are not materially less favorable to the Parent or such Restricted Subsidiary, as the case may be, as determined in good faith by the Parent, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Parent.

Limitation on Sale and Leaseback Transactions

The Parent will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(i) the consideration received in such Sale and Leaseback Transaction is at least equal to the fair market value of the property sold, as evidenced by a resolution of the Board of Directors of the Parent or the applicable Subsidiary;

(ii) prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Parent and such Restricted Subsidiary comply with the “Limitation on Incurrence of Debt” covenant contained herein; and

(iii) at or after such time the Parent and such Restricted Subsidiary also comply with the “Limitation on Asset Sales” covenant contained herein.

Provision of Financial Information

So long as any Notes are outstanding, the Parent will furnish to the Holders of Notes, or file electronically with the Commission through the Commission’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system), within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Parent were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Parent’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Parent were required to file such reports.

Notwithstanding the foregoing, (a) the Parent may satisfy its obligations to deliver the information and reports referred to in clauses (1) and (2) above by filing the same with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors (b) unless required by the rules and regulations of the Commission, no certifications or attestations concerning disclosure controls and procedures or internal controls, and no certifications, that would otherwise be required pursuant to the Sarbanes-Oxley Act of 2002 will be required at any time when it would not otherwise be subject to such statute and (c) nothing contained in the Indenture shall otherwise require the Parent to comply with the terms of the Sarbanes-Oxley Act of 2002 at any time when it would not otherwise be subject to such statute. In addition, the Parent and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If the Parent has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Parent and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Parent.

Additional Note Guarantees

On the Issue Date, each of the Guarantors Guaranteed the Notes in the manner and on the terms set forth in the Indenture.

After the Issue Date, the Parent will cause each of its newly created or acquired domestic Restricted Subsidiaries, within 30 calendar days of such creation or acquisition, that (x) is not a Subsidiary of an Issuer and (y) is a Subsidiary of an Issuer and in the case of this clause (y):

(a) guarantees any Debt of the Parent or any of its Domestic Restricted Subsidiaries; or

(b) Incurs any Debt pursuant to the first paragraph under “—Limitation on Incurrence of Debt” or clause (i) or (xvii) of the definition of “Permitted Debt,” in each case to (i) guarantee the Notes, (ii) execute and deliver to the Trustee supplements to the Security Documents or new Security Documents necessary to grant a security interest to the Collateral Agent in the Collateral of such Domestic Restricted Subsidiary, take all actions required by the Security Documents to perfect the Liens created thereunder and deliver all such documents to the Trustee and (iii) deliver to the Trustee an opinion of counsel that such Note Guarantee and such Security Documents have been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitute legal, valid and binding and enforceable obligations of such Domestic Restricted Subsidiary.

Guarantees will be released and discharged under the circumstances described under the caption “—Guarantees.”

Each Guarantee by a Restricted Subsidiary will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, avoidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. This provision may not be effective to protect the Note Guarantees from being voided under fraudulent transfer law, or may eliminate the Guarantor’s obligations or reduce such obligations to an amount that effectively makes the Guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. See “Risk Factors—A court could deem the issuance of the notes or the guarantees to be a fraudulent conveyance and avoid all or portion of the obligations represented by the notes or the guarantees.”

Limitation on Creation of Unrestricted Subsidiaries

The Parent may designate any Subsidiary of the Issuers to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

“Unrestricted Subsidiary” means:

(1) any Subsidiary designated as such by the Board of Directors of the Parent (with appropriate resolutions being delivered to the Trustee), where neither the Parent nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt, but excluding other Debt under which the lender has recourse to the Parent or any Restricted Subsidiary or to any of their assets that does not exceed $5.0 million in the aggregate) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Parent may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Interests of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Parent; provided that either:

(x) the Subsidiary to be so designated has total assets of $1,000 or less; or

(y) the Parent could make a Restricted Payment at the time of designation in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to the “Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the “Limitation on Incurrence of Debt” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “Limitation on Liens” covenant. For the avoidance of doubt, all Subsidiaries of the Parent that are not Subsidiaries of the Issuers shall at all times be Restricted Subsidiaries.

Consolidation, Merger, Conveyance, Transfer or Lease

The Parent and each Issuer will not in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Parent or an Issuer, as the case may be, in which the Parent or an Issuer, as the case may be, is the continuing Person or the merger of a Restricted Subsidiary into or with another Restricted Subsidiary or another Person that as a result of such transaction becomes or merges into a Restricted Subsidiary), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Parent and an Issuer and their respective Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

(i) either: (a) the Parent or an Issuer shall be the continuing Person or (b) the Person (if other than the Parent or an Issuer) formed by such consolidation or into which the Parent or an Issuer is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Parent or an Issuer (such Person, the “Surviving Entity”), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia, (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the Notes and the performance of the covenants and obligations of such Parent or Issuer under the Indenture; provided that at any time that none of the Issuers or their successors is not a corporation, there shall be a co-issuer of the Notes that is a corporation and (3) shall expressly assume, by a supplement to the applicable Security Documents all obligations of such Parent or such Issuer under the Security Documents and shall take all actions as may be required to cause the Liens in favor of the Collateral Agent as was applicable immediately prior to such transaction;

(ii) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(iii) immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Parent (or the Surviving Entity if the applicable Issuer is not continuing) could Incur $1.00 of additional Debt (other than Permitted Debt) under the provisions described in the first paragraph of “—Limitation on Incurrence of Debt”; and

(iv) the Parent delivers, or causes to be delivered, to the Trustee, in form satisfactory to the Trustee, an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture.

Notwithstanding the foregoing, failure to satisfy the requirements of the preceding clauses (ii) and (iii) will not prohibit:

(a) a merger between the Parent or an Issuer and a Restricted Subsidiary that is a wholly owned Subsidiary of the Parent or an Issuer or the merger of a Guarantor into or with another Guarantor; or

(b) a merger between the Parent or an Issuer and an Affiliate incorporated solely for the purpose of converting the Parent or an Issuer into a corporation organized under the laws of the United States or any political subdivision or state thereof; so long as, in each case, the amount of Debt of the Parent and its Restricted Subsidiaries is not increased thereby.

For all purposes of the Indenture and the Notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions to the extent any Subsidiary is not already a party, become a Restricted Subsidiary or Unrestricted Subsidiary as provided pursuant to the Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Parent and their Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon completion of such transaction or series of transactions.

Upon completion of any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Parent or an Issuer, as the case may be, under the Indenture with the same effect as if such Surviving Entity had been named as the Parent or such Issuer, as the case may be, therein; and when a Surviving Entity duly assumes all of the obligations and covenants of the Parent or such Issuer, as the case may be, pursuant to the Indenture and the Notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

Limitation on Business Activities

The Parent will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Payments for Consent

The Parent Guarantor will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of the Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture, the Notes, the Note Guarantees, the Security Documents, the Intercreditor Agreement or the Registration Rights Agreement unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Limitation on Activities of the Finance Co-Issuer

The Finance Co-Issuer may not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than (1) the issuance of its Equity Interests to the Issuers or any Wholly Owned Restricted Subsidiary of the Issuers, (2) the incurrence of Debt as a co-obligor or guarantor, as the case may be, of the Notes and any other Debt that is permitted to be incurred by the Parent under the covenant described under “—Limitations on Incurrence of Debt”; provided that the net proceeds of such Debt are not retained by the Finance Co-Issuer, and (3) activities incidental to the foregoing clauses, including, but not limited to, payment of taxes and administrative activities. Neither the Parent nor any Restricted Subsidiary shall engage in any transactions with the Finance Co-Issuer in violation of the immediately preceding sentence.

Events of Default

Each of the following is an “Event of Default” under the Indenture:

(1) default in the payment in respect of the principal of (or premium, if any, on) any Note when due and payable (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2) default in the payment of any interest (including Additional Amounts) upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3) failure to perform or comply with the Indenture provisions described under “—Certain Covenants—Provision of Financial Information” and continuance of such failure to perform or comply for a period of 75 days after written notice thereof has been given to the Issuers by the Trustee or to the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(4) except as permitted by the Indenture, any Note Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary), shall for any reason (other than pursuant to its terms) cease to be, or it shall be asserted by any Guarantor or an Issuer not to be, in full force and effect and enforceable in accordance with its terms or an Issuer or any Guarantor that is a Significant Subsidiary denies in writing the validity of the Liens created pursuant to the Security Documents (other than by reason of a release of such Liens in accordance with the terms of the Indenture);

(5) default in the performance, or breach, of any covenant or agreement of an Issuer or any Guarantor in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1), (2) or (3) above) or the Security Documents, and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Parent by the Trustee or to the Parent and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(6) a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Parent or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $10.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or shall constitute a failure to pay at least $10.0 million of such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(7) the entry against the Parent or any Restricted Subsidiary that is a Significant Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $10.0 million (in excess of applicable insurance with respect to which the insurer has not denied liability), by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 90 consecutive days;

(8) any Lien purported to be created by any Security Document shall cease to be a valid and enforceable Lien with respect to Collateral having a fair market value, individually or in the aggregate, of at least $10.0 million, except in accordance with the Security Documents and such failure continues for a period of 45 days after the Parent receives written notice specifying the failure (and demanding that such failure be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes; or

(9) certain events in bankruptcy, insolvency or reorganization affecting the Parent, an Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary).

If an Event of Default (other than an Event of Default specified in clause (9) above with respect to the Parent or an Issuer) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Parent (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture.

In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Parent or an Issuer or a Restricted Subsidiary of the Parent or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

If an Event of Default specified in clause (9) above occurs with respect to the Parent or an Issuer, the principal of and any accrued interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see “—Amendment, Supplement and Waiver.” The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the interests of the Holders to do so.

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request to the Trustee, and provided indemnity reasonably satisfactory to the Trustee, to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note directly (as opposed to through the Trustee) for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

The Parent will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Parent also is required to notify the Trustee if it becomes aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

Without the consent of any Holders, the Issuers, the Guarantors and the Trustee (and, if applicable, the Collateral Agent), at any time and from time to time, may enter into one or more indentures supplemental to the Indenture and the Guarantees or amend any Security Document for any of the following purposes:

(1) to evidence the succession of another Person (including a Surviving Entity) to an Issuer and the assumption by any such successor of the covenants of an Issuer in the Indenture and the Guarantees and in the Notes;

(2) to add to the covenants for the benefit of the Holders, or to surrender any right or power herein conferred upon the Issuers or Guarantors;

(3) to add additional Events of Default;

(4) to provide for uncertificated Notes in addition to or in place of the certificated Notes;

(5) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

(6) to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

(7) to add a Guarantor or to release a Guarantor in accordance with the Indenture and to add or release assets as Collateral in accordance with the Indenture and the Security Documents (including any releases that are required pursuant to the terms of the Intercreditor Agreement);

(8) to cure any ambiguity, defect, omission, mistake or inconsistency;

(9) to make any other provisions with respect to matters or questions arising under the Indenture; provided that such actions pursuant to this clause (9) shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Parent;

(10) to conform the text of the Indenture or the Notes to any provision of this “Description of Notes” to the extent that the Trustee has received an Officers’ Certificate and an opinion of counsel reasonably acceptable to the Trustee stating that such text constitutes an unintended conflict with the description of the corresponding provision in this “Description of Notes”;

(11) to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(12) to secure additional Permitted Additional Pari Passu Obligations pursuant to the Indenture by Liens ranking pari passu with the Liens securing the Notes and the Note Guarantees; or

(13) to amend any Security Document to eliminate any assets purported to be secured thereby which are not actually owned by the Issuers or the Guarantors and were not owned by the Issuers or the Guarantors at the time such Security Document was entered into.

With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, the Issuers, the Guarantors and the Trustee (and, if applicable, the Collateral Agent) may enter into an indenture or indentures supplemental to the Indenture, or amendments to the Security Documents, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the Notes or Security Documents or of modifying in any manner the rights of the Holders of the Notes under the Indenture or Security Documents, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Note affected thereby:

(1) change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the Redemption Price therefor or amounts payable under “—Additional Amounts”;

(2) reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture;

(3) modify the obligations of the Issuers to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales or Event of Loss if such modification was done after the occurrence of such Change of Control, such Asset Sale or such Event of Loss; provided, that prior to the occurrence of a Change of Control, the Holders of a majority in aggregate principal amount of the Notes then outstanding may waive the requirement to make or complete an Offer to Purchase;

(4) modify or change any provision of the Indenture affecting the ranking of the Notes or any Note Guarantee in a manner adverse to the Holders of the Notes;

(5) modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby;

(6) release any Note Guarantees required to be maintained under the Indenture (other than (a) in accordance with the terms of the Indenture and (b) releases that are required pursuant to the terms of the Intercreditor Agreement);

(7) make any change in the provisions of the Indenture described under “—Additional Amounts” that adversely affects the rights of any holder or amend the terms of the Notes or the indentures in a way that would result in the loss to any holder of an exemption from any of the Taxes described thereunder; or

(8) release all or substantially all of the Collateral from the Liens of the Security Documents other than in accordance with the terms of the Indenture and the Security Documents (including any releases that are required pursuant to the terms of the Intercreditor Agreement).

The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past default under the Indenture and its consequences, except a default:

(1) in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Issuers), or

(2) in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

Satisfaction and Discharge of the Indenture; Defeasance

The Issuers and the Guarantors may terminate the obligations under the Indenture and the Security Documents when:

(1) either: (A) all Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year (a “Discharge”) under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

(2) the Issuers have paid or caused to be paid all other sums then due and payable under the Indenture by the Issuers;

(3) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound;

(4) the Issuers have delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5) the Issuers have delivered to the Trustee an Officers’ Certificate and an opinion of counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

The Issuers may elect, at its option, to have its obligations discharged with respect to the outstanding Notes and the Security Documents (“defeasance”). Such defeasance means that the Issuers will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(1) the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest and Additional Amounts, if any, on such Notes when payments are due,

(2) the Issuers’ obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee,

(4) the Issuers’ right of optional redemption, and

(5) the defeasance provisions of the Indenture.

In addition, the Issuers may elect, at their option, to have their obligations released with respect to certain covenants, including, without limitation, their obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control, in the Indenture and the Security Documents (“covenant defeasance”) and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either defeasance or covenant defeasance with respect to outstanding Notes:

(1) the Issuers must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S.

government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the good faith judgment of the Chief Financial Officer of the Company expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Issuers have made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Issuers) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such Notes;

(2) in the case of defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel stating that (A) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

(3) in the case of covenant defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

(4) no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

(5) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture) to which the Issuers are a party or by which the Issuers are bound; and

(6) the Issuers shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

In connection with a Discharge, in the event an Issuer becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the Notes may be part of the bankruptcy estate of an Issuer, disbursement of such monies may be subject to a stay and monies disbursed to Holders may be subject to disgorgement in favor of an Issuer’s estate. Similar results may apply upon the insolvency of an Issuer during the applicable preference period following the deposit of monies in connection with defeasance.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a defeasance need not to be delivered if all Notes not therefore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable at Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers.

Consent To Jurisdiction And Service Of Process

The Issuers and the Guarantors domiciled outside the United States have irrevocably appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in any suit, action or proceeding with respect to the Indenture, the Notes, the Notes Guarantees, the Security Documents, the Intercreditor Agreement and the Registration Rights Agreement brought in any Federal or state court located in New York City and each of such parties will submit to the jurisdiction thereof.

Enforceability Of Judgments

Since a portion of the Issuers’ and Guarantors assets are located outside the United States, any judgment obtained in the United States against the Issuers or such Guarantors, including judgments with respect to the payment of any principal, premium, interest, including Additional Interest and Additional Amounts, may not be fully collectible within the United States and may not be enforceable in the relevant jurisdiction. See “Enforceability of Civil Liabilities”.

The Trustee

Deutsche Bank Trust Company Americas, the Trustee under the Indenture, is the Collateral Agent and the initial paying agent and registrar for the Notes. The Trustee and the Collateral Agent from time to time may extend credit to the Issuers in the normal course of business. Except during the continuance of an Event of Default, the Trustee and the Collateral Agent will perform only such duties as are specifically set forth in the Indenture and the Security Documents, as applicable. During the continuance of an Event of Default that has not been cured or waived, the Trustee will exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any “conflicting interest” (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have provided to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

No recourse may, to the full extent permitted by applicable law, be taken, directly or indirectly, with respect to the obligations of the Issuers or the Guarantors on the Notes or under the Indenture or any related documents, any certificate or other writing delivered in connection therewith, against (i) the Trustee in its individual capacity, or (ii) any partner, owner, beneficiary, agent, officer, director, employee, agent, successor or assign of the Trustee, each in its individual capacity, or (iii) any holder of equity in the Trustee.

No Personal Liability of Stockholders, Partners, Officers or Directors

No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Parent, Issuers or any of their respective Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Issuers under the Notes, any Note Guarantee, the Indenture or any Security Document by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

Governing Law

The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

“ABL Credit Agreement” means Senior Revolving Credit Agreement, dated as of November 18, 2008, by and among Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company, Wells Fargo Foothill, LLC, as arranger and U.S. administrative agent, Wells Fargo Foothill Canada ULC, as arranger and Canadian administrative agent and the other agents and lenders named therein, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument that extends the maturity of any Debt thereunder, or increases the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (i) or (xvii) of the definition of the term “Permitted Debt”), or adds Subsidiaries of the Parent as additional borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

“Acquired Debt” means Debt (1) of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person. Acquired Debt shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Interest” means all additional interest owing on the Original Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing. For purposes of the “Limitation on Transactions with Affiliates” covenant, any Person which owns directly or indirectly 10% or more of the Capital Interests having ordinary voting power for the election of directors or other members of the governing body of a Person or 10% or more of the partnership or other ownership interests of such Person (other than as a limited partner of such Person) shall be deemed an Affiliate of such Person.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1) 1% of the then outstanding principal amount of the Note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the Redemption Price of the Note at December 15, 2012 (such Redemption Price being set forth in the table appearing below the caption “—Optional Redemption”) plus (ii) all required interest payments due on the Note through December 15, 2012 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of the Note.

“Asset Acquisition” means:

(a) an Investment by the Parent or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Parent or any Restricted Subsidiary; or

(b) the acquisition by the Parent or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Parent or any of its Restricted Subsidiaries to any Person (other than to the Parent or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

(i) Capital Interests in another Person (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or

(ii) any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete or permanently retired equipment and sales of inventory in the ordinary course of business);

provided, however, that the term “Asset Sale” shall exclude:

(a) any asset disposition permitted by the provisions described under “—Consolidation, Merger, Conveyance, Lease or Transfer” that constitutes a disposition of all or substantially all of the assets of the Parent and its Restricted Subsidiaries taken as a whole;

(b) any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $5.0 million;

(c) sales or other dispositions of cash or Eligible Cash Equivalents;

(d) sales of interests in Unrestricted Subsidiaries;

(e) the sale and leaseback of any assets within 90 days of the acquisition thereof;

(f) the disposition of assets that, in the good faith judgment of the Parent, are no longer used or useful in the business of such entity (including, but not limited to, assets that are substantially worn or damaged, the lapse of intellectual property or licenses and any involuntary loss, damage, destruction, condemnation, seizure or taking of property;

(g) a Restricted Payment or Permitted Investment that is otherwise permitted by the Indenture;

(h) any trade-in of equipment in exchange for other equipment; provided that in the good faith judgment of the Parent, the Parent or such Restricted Subsidiary receives equipment having a fair market value equal to or greater than the equipment being traded in;

(i) the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets between the Parent or any of its Restricted Subsidiaries and another person to the extent that the Related Business Assets received by the Parent or its Restricted Subsidiaries are of equivalent or better market value than the Related Business Assets transferred;

(j) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(k) leases or subleases in the ordinary course of business;

(l) any disposition by a Subsidiary to the Parent or by the Parent or a Subsidiary to a Restricted Subsidiary;

(m) dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business;

(n) licensing or sublicensing of intellectual property or other general intangibles in the ordinary course of business;

(o) the surrender or waiver of litigation rights or settlement, release or surrender of tort or other litigation claims of any kind;

(p) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements;

(q) a sale, assignment or other transfer of accounts receivable or other financial assets of the type specified under “Qualified Receivables Transaction” in a Qualified Receivables Transaction;

(r) foreclosures on assets to the extent it would not otherwise result in a Default or Event of Default;

(s) Events of Loss; and

(t) the lapse of registered patents, trademarks and other intellectual property or the termination of license agreements related thereto to the extent not economically desirable in the conduct of the business and so long as such lapse is not materially adverse to the interests of the Holders.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may be extended).

“Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Bank Product Obligations” means any financial accommodation extended to any Loan Party or its Subsidiaries by Wells Fargo, National Association, any Lender, or any of their respective Affiliates including: (a) credit cards, (b) credit card processing services, (c) debit cards, (d) purchase cards, (e) ACH Transactions (as defined in the ABL Credit Agreement), (f) cash management, including controlled disbursement, accounts or services, or (g) transactions under Hedge Agreements (as defined in the ABL Credit Agreement).

“Bankruptcy Law” means Title 11, U.S. Code or any similar domestic or foreign federal, state or provincial law for the relief of debtors.

“Board of Directors” means (i) with respect to an Issuer or any Restricted Subsidiary, its board of directors or any duly authorized committee thereof; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to the Parent or any other entity, the board of directors or similar body of the general partner or managers of the Parent or such entity or any duly authorized committee thereof.

“Canadian Holdco” means Clover Leaf Holdings Company, a Nova Scotia unlimited company.

“Canco” means Connors Bros. Clover Leaf Seafoods Company, a Nova Scotia unlimited company.

“Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person, whether voting or nonvoting, including common stock, preferred stock or any other “equity security” (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Exchange Act) and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Change of Control” means:

(1) the Parent becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, that is or becomes the ultimate “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Parent;

(2) following the initial public offering of Capital Interests of the Parent or any direct or indirect parent of the Parent, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Parent (together with any new directors whose election by the Board of Directors or whose nomination for election by the equityholders of the Parent was approved by a vote of a majority of the directors of the Parent then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Parent’s Board of Directors then in office;

(3) the Parent sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of their assets to, or merges or consolidates with, a Person other than a Restricted Subsidiary of the Parent or a Person that is controlled by any of the Permitted Holders; or

(4) the Parent ceases to own, directly or indirectly, 100% of the capital stock of the Issuers.

“Code” means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

“Collateral Agent” means Deutsche Bank Trust Company Americas.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

“Connors” means Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.), the parent company of the Parent.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to any Person for any period:

(i) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

(a) Consolidated Net Income;

(b) Consolidated Non-cash Charges;

(c) Consolidated Interest Expense to the extent the same was deducted in computing Consolidated Net Income;

(d) Consolidated Income Tax Expense;

(e) the amount of management, consulting, monitoring, advisory, directors’ and administrative fees and related reasonable out-of-pocket expenses permitted to be paid to Permitted Holders and/or their Affiliates pursuant to the Indenture;

(f) extraordinary, unusual or non-recurring losses and charges (including severance, relocation costs, consolidation and closing costs, integration and facilities opening costs, transition costs, restructuring costs or reserves, losses on asset sales or discontinued operations, and one-time compensation charges);

(g) reasonable fees, charges or expenses incurred during such period in connection with any consummated (A) debt or equity issuance, (B) refinancing transaction, (C) amendment or modification of any debt instrument permitted hereunder or (D) any acquisition, in each case permitted hereunder;

(h) expenses incurred during such period in connection with extraordinary casualty events to the extent such expenses are reimbursed in cash by insurance during such period;

(i) any expenses or charges related to the offering of the Original Notes; and

(j) unrealized foreign exchange losses and unrealized losses on Swap Contracts permitted by the Indenture to the extent the same were deducted in computing Consolidated Net Income; less

(ii) the sum of:

(a) the amount of extraordinary, unusual or non-recurring gains;

(b) non-cash items increasing Consolidated Net Income for such period, other than (x) the accrual of revenue consistent with past practice and (y) reversals of prior accruals or reserves for cash items previously excluded from the calculation of Consolidated Non-cash Charges; and

(c) unrealized foreign exchange gains and unrealized gains on Swap Contracts permitted by the Indenture to the extent the same were added in computing Consolidated Net Income.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four-Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect, on a pro forma basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) and designations of any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary occurring during the Four-Quarter Period or any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence or assumption of any such Acquired Debt), investment, merger, consolidation, disposed operation or designation occurred on the first day of the Four-Quarter Period. For purposes of this definition, pro forma calculations shall be made in accordance with Article 11 of Regulation S-X promulgated under the Securities Act.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio” if interest on any Debt actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(i) Consolidated Interest Expense; and

(ii) the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries (other than dividends paid in Qualified Capital Interests), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal.

“Consolidated Income Tax Expense” means, with respect to any Person for any period, the provision for federal, state, provincial, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP paid or accrued during such period, including any penalties and interest related to such taxes or arising from any tax examinations, to the extent the same were deducted in computing Consolidated Net Income.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(i) the total interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

(a) any amortization of Debt discount;

(b) the net cost under any Hedging Obligation or Swap Contract in respect of interest rate protection (including any amortization of discounts);

(c) the interest portion of any deferred payment obligation;

(d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptances, financing activities or similar activities; and

(e) all accrued interest;

(ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; and

(iii) all capitalized interest of such Person and its Restricted Subsidiaries for such period;

less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write off of debt issuance costs and deferred financing fees, commissions, fees and expenses and (II) any expensing of interim loan commitment and other financing fees.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equity holders;

(iii) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(iv) gains or losses on Asset Sales shall be excluded;

(v) the cumulative effect of a change in accounting principles shall be excluded; and

(vi) notwithstanding clause (i) above, (x) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries and (y) the Net Income (or loss) attributable to any discontinued operations shall be excluded.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill, other intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses) and non-cash charges and non-cash expenses of such Person and its Restricted Subsidiaries, including, without limitation, non-cash charges and non-cash expenses related to stock-based compensation, asset impairments or writedowns, reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any charge which requires an accrual of or a reserve for cash charges for any future period).

“Consolidated Secured Leverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of all Debt secured by Liens of such Person and its Restricted Subsidiaries at the end of the most recent fiscal period, for which financial information in respect thereof is available immediately preceding the Transaction Date to the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the Four-Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, this ratio shall be calculated after giving effect on a pro forma basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) and designations of any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary occurring during the Four-Quarter Period or any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence or assumption of any such Acquired Debt), investment, merger, consolidation or disposed operation occurred on the first day of the Four-Quarter Period. For purposes of this definition, pro forma calculations shall be made in accordance with Article 11 of Regulation S-X promulgated under the Securities Act.

“Controlled Investment Affiliate” means, as to any Person, any other Person which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making equity or debt investments in portfolio companies.

“Credit Facilities” means one or more debt facilities or subfacilities (including, without limitation, the ABL Credit Agreement and the Term Loan Credit Agreement) providing for revolving credit loans, term loans or letters of credit (including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith, in each case as such facilities may be amended, amended and restated, supplemented, modified, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Issuers as additional borrowers or guarantors thereunder) with respect to all or any portion of the Debt under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following: (i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities incurred in the normal course of business; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities (excluding obligations in respect of letters of credit or bankers’ acceptances issued in respect of trade payables) issued for the account of such Person; provided that such obligations shall not constitute Debt except to the extent drawn and not repaid within five business days; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person; (v) all Capital Lease Obligations of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination; (vii) any Swap Contracts and Hedging Obligations of such Person at the time of determination; (viii) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and (ix) all obligations of the types referred to in clauses (i) through (viii) of this definition of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (vii) is the net amount payable (after giving effect to permitted set off) if such Swap Contracts or Hedging Obligations are terminated at that time due to default of such Person; (d) the amount of any Debt described in clause (ix)(A) above shall be the maximum liability under any such Guarantee; (e) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (f) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt; provided, further, that Debt shall not include (x) customary and reasonable indemnity obligations in effect on the Issue Date or entered into in connection with any acquisition or disposition of assets permitted under the Indenture or (y) Debt incurred in the ordinary course of business with respect to surety or appeal bonds.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, only upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time. For purposes of this definition, (i) the amount of any Debt represented by a guaranty or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Debt, and (ii) the amount of any Debt described in clause (ix)(B) above shall be the lower of the amount of the obligation and the fair market value of the assets securing such obligation; provided that such Debt is not of the type specified in clause (ix)(A) above.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary that is formed or otherwise incorporated in the United States or a State thereof or the District of Columbia.

“Eligible Bank” means a bank or trust company that (i) is organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500 million and (iii) the senior Debt of which is rated at least “A-2” by Moody’s or at least “A” by S&P.

“Eligible Cash Equivalents” means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank; provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clauses (i) and (ii) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof; provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from S&P or A-2 from Moody’s (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Parent; provided that such Investments have one of the two highest ratings obtainable from either S&P or Moody’s and mature within one year after the date of acquisition; (vi) overnight and demand deposits in and bankers’ acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation; (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi); and (viii) instruments equivalent to those referred to in clauses (i) through (vi) above or funds equivalent to those referred to in clause (viii) above denominated in Euros or any other foreign currency comparable in credit quality and tender to those referred to in such clauses and customarily used by corporations for cash management purposes in jurisdictions outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction, all as determined in good faith by the Parent.

“ERISA” means the Employee Retirement Income Security Act.

“Event of Loss” means, with respect to any property or asset (tangible or intangible, real or personal) constituting Collateral with a fair market value in excess of $2.0 million, any of the following:

(i) any loss, destruction or damage of such property or asset;

(ii) any institution of any proceeding for the condemnation or seizure of such property or asset or for the exercise of any right of eminent domain;

(iii) any actual condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such property or asset, or confiscation of such property or asset or the requisition of the use of such property or asset; or

(iv) any settlement in lieu of the matters described in clauses (ii) or (iii) above.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Parent.

“Four-Quarter Period” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“GAAP” means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as they are in effect as of the Issue Date.

“Guarantee” means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment (or payment of damages in the event of non-payment) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means any Person that executes a Note Guarantee in accordance with the provisions of the Indenture and their respective successors and assigns.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any interest rate agreement, currency agreement or commodity agreement, excluding commodity agreements relating to raw materials used in the ordinary course of the Parent’s business.

“Holder” means a Person in whose name a Note is registered in the security register.

“Income Tax Act” means the Income Tax Act (Canada).

“Incur” means, with respect to any Debt or other obligation of any Person, to create, incur, assume, Guarantee or otherwise become liable in respect of such Debt or other obligation; provided, however, that a change in GAAP or an interpretation thereunder that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Parent shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Parent. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Parent or a Restricted Subsidiary of Debt Incurred by the Parent or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall not be deemed a separate Incurrence of Debt:

(1) amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

(3) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4) unrealized losses or charges in respect of Hedging Obligations.

“Initial Purchasers” means Wells Fargo Securities, LLC, Jefferies & Company, Inc. and Barclays Capital Inc., as applicable, and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Original Notes dated as of December 10, 2009.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Law, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), or under any other state or federal bankruptcy or insolvency law, each as now and hereafter in effect, any successors to such statutes, and any similar laws in any jurisdiction including, without limitation, any laws relating to assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement or other similar relief, and any law permitting a debtor to obtain a stay or a compromise of the claims of its creditors.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person; and (iii) the purchase or acquisition of the business or assets of another Person substantially as an entirety but shall exclude: (a) accounts receivable and other extensions of trade credit in accordance with the Parent’s customary practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; (c) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the normal course of business; and (d) commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business.

“Issue Date” means December 17, 2009, the date of the original issuance of the Original Notes.

“Lien” means, with respect to any property or other asset, any mortgage, deed of trust, pledge, hypothecation, assignment (which is intended as a security), deposit arrangement (which is intended as a security), security interest, lien (statutory or otherwise), charge, easement, encumbrance or other security arrangement and any other priority or preferential arrangement of any kind or nature whatsoever (which is intended as a security) on or with respect to such property or other asset (including, without limitation, any conditional sale contract or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Parent or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries or joint ventures of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale (including without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction), such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“Obligations” means any principal, premium, interest (including any interest accruing subsequent to the commencement of an Insolvency Proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed in whole or in part as a claim in any such Insolvency Proceeding), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Debt.

“Offer” has the meaning set forth in the definition of “Offer to Purchase.”

“Offer to Purchase” means a written offer (the “Offer”) sent by the Issuers by first class mail, postage prepaid, to each Holder at its address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of Notes within five business days after the Expiration Date. The Issuers shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Issuers’ obligation to make an Offer to Purchase, and the Offer shall be mailed by the Issuers or, at the Issuers’ request, by the Trustee in the name and at the expense of the Issuers. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

(1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

(2) the Expiration Date and the Purchase Date;

(3) the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the “Purchase Amount”);

(4) the purchase price to be paid by the Issuers for each $2,000 principal amount of Notes (and integral multiples of $1,000 in excess thereof) accepted for payment (as specified pursuant to the Indenture) (the “Purchase Price”);

(5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $2,000 principal amount (and integral multiples of $1,000 in excess thereof);

(6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7) that, unless the Issuers default in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Issuers pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8) that, on the Purchase Date, the Purchase Price will become due and payable with respect to each Note accepted for payment pursuant to the Offer to Purchase;

(9) that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Issuers or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuers and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Issuers (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(11) that (a) if Notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Issuers shall purchase all such Notes and (b) if Notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Issuers shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof shall be purchased); and

(12) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Issuers shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

“Officers’ Certificate” means a certificate signed by two officers of the Issuers or a Guarantor, as applicable, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of such Issuer or such Guarantor, as applicable.

“Parent” means Connors Bros. Holdings, L.P. and any successor thereto.

“Permitted Additional Pari Passu Obligations” means obligations under any Additional Notes or any Debt having a weighted average life to maturity not less than the Notes secured by the third priority Liens under the Security Agreement; provided that the amount of such obligations does not exceed an amount such that immediately after giving effect to the Incurrence of such Additional Notes or such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Parent and its Restricted Subsidiaries would be greater than 2.0 to 1.0 and (b) the Consolidated Secured Leverage Ratio of the Parent and its Restricted Subsidiaries would not exceed 3.75 to 1.0; provided, further, that (i) a representative of the holders of such Permitted Additional Pari Passu Obligations executes a joinder agreement to the Security Agreement, substantially in the form attached thereto agreeing to be bound thereby and (ii) the Parent has designated such Additional Notes or such Debt as “Permitted Additional Pari Passu Obligations” under the Security Agreement and the Intercreditor Agreement.

“Permitted Business” means any business similar in nature to any business conducted by the Parent and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Parent and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Parent.

“Permitted Collateral Liens” means:

(i) Liens securing the Notes outstanding on the Issue Date, Refinancing Debt with respect to such Notes, the Guarantees relating thereto and any Obligations with respect to such Notes, Refinancing Debt and Guarantees;

(ii) pari passu Liens securing Permitted Additional Pari Passu Obligations permitted to be incurred pursuant to the Indenture and Refinancing Debt with respect to such Permitted Additional Pari Passu Obligations which Liens, in each case, are granted pursuant to the provisions of the Security Documents;

(iii) Liens existing on the Issue Date (other than Liens specified in clause (i) or (ii) above) and any extension, renewal, refinancing or replacement thereof so long as such extension, renewal, refinancing or replacement does not extend to any other property or asset and does not increase the outstanding principal amount thereof (except by the amount of any premium or fee paid or payable or original issue discount in connection with such extension, renewal, replacement or refinancing);

(iv) Liens described in clauses (b) (which Liens shall be subject to the Intercreditor Agreement), (c), (d), (f), (g), (h), (i), (j), (k), (l), (m), (n), (o), (p), (q), (r), (s), (t), (v), (x), (bb) and (cc) of the definition of “Permitted Liens”;

(v) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Debt and which do not individually or in the aggregate materially adversely affect the value of the property affected thereby or materially impair the use of such property in the operation of the business of such Person;

(vi) other Liens (not securing Debt) incidental to the conduct of the business of the Parent or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets which do not individually or in the aggregate materially adversely affect the value of the property affected thereby or materially impair the use of such property in the operation of the business of the Parent or its Restricted Subsidiaries; and

(vii) Liens on the Collateral in favor of the Collateral Agent relating to Collateral Agent’s administrative expenses with respect to the Collateral.

“Permitted Debt” means:

(i) Debt Incurred by the Issuers or any Guarantor pursuant to any Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed (a) $42.75 million under the Term Loan Credit Agreement minus any amount used to permanently repay such Obligations and (b) (x) the greater of (A) $235.0 million and (B) the sum of 85% of the net book value of the accounts receivable of the Parent and its Restricted Subsidiaries and 65% of the net book value of the inventory of the Parent and its Restricted Subsidiaries less (y) the amount of any Debt Incurred under a Qualified Receivables Transaction pursuant to clause (xix) below;

(ii) Debt under the Notes issued on the Issue Date (and any Exchange Notes pursuant to the Registration Rights Agreement) and contribution, indemnification and reimbursement obligations owed by the Parent or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

(iii) Guarantees of the Notes (and any Exchange Notes pursuant to the Registration Rights Agreement);

(iv) Debt of the Parent or any Restricted Subsidiary outstanding on the Issue Date (other than clauses (i), (ii) or (iii) above);

(v) Debt owed to and held by the Parent or a Restricted Subsidiary;

(vi) Debt consisting of (x) unsecured guarantees incurred in the ordinary course of business with respect to surety and appeal bonds, performance bonds, bid bonds, appeal bonds, completion guarantee and similar obligations and (y) unsecured guarantees arising with respect to customary indemnification obligations to purchasers in connection with permitted Asset Sales;

(vii) unsecured Debt of the Parent or an Issuer owing to former employees, officers, managers or directors (or any spouses, ex-spouses, or estates of any of the foregoing) incurred in connection with the repurchase by the Parent or an Issuer of the Capital Interests of the Parent or such Issuer that has been issued to such Persons, so long as (x) no Default or Event of Default has occurred and is continuing or would result from the Incurrence of such Debt and (y) the aggregate amount of all such Debt outstanding at any one time does not exceed $1,000,000;

(viii) Guarantees Incurred by the Parent of Debt of a Restricted Subsidiary otherwise permitted to be incurred under the Indenture;

(ix) Guarantees by any Restricted Subsidiary of Debt of the Parent or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the ABL Credit Agreement or the Term Loan Credit Agreement; provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the “Limitation on Incurrence of Debt” covenant and (b) such Guarantees are subordinated to the Notes to the same extent as the Debt being guaranteed;

(x) Debt incurred in respect of workers’ compensation claims and self-insurance obligations, and, for the avoidance of doubt, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees provided or incurred (including Guarantees thereof) by the Parent or a Restricted Subsidiary in the ordinary course of business;

(xi) Debt under Swap Contracts, Hedging Obligations and Bank Product Obligations;

(xii) Debt owed by the Parent to any Restricted Subsidiary; provided that if for any reason such Debt ceases to be held by the Parent or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt and shall be deemed Incurred as Debt of the Parent for purposes of the Indenture;

(xiii) (a) Debt of the Parent or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt; provided that the aggregate principal amount of such Debt outstanding at any time may not exceed $25.0 million in the aggregate and (b) Debt of the Parent or any Guarantor in an aggregate principal amount or liquidation preference equal to 100.0% of the net cash proceeds received by the Issuers and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Qualified Capital Interests of the Issuer or cash contributed to the capital of the Parent (in each case, other than proceeds of sales of Capital Interests to, or contributions received from, the Parent or any of its Subsidiaries) as determined in accordance with clause (c)(2)(ii) of the first paragraph of the covenant described under “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash has not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of the covenant described under “—Limitation on Restricted Payments or to make Permitted Investments;

(xiv) Debt arising from agreements of the Parent or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Interests of a Restricted Subsidiary otherwise permitted under the Indenture;

(xv) the issuance by any of the Parent’s Restricted Subsidiaries to the Parent or to any of its Restricted Subsidiaries of shares of Preferred Interests; provided, however, that:

(a) any subsequent issuance or transfer of Capital Interests that results in any such Preferred Interests being held by a Person other than the Parent or a Restricted Subsidiary; and

(b) any sale or other transfer of any such Preferred Interests to a Person that is not either the Parent or a Restricted Subsidiary;

shall be deemed, in each case, to constitute an issuance of such Preferred Interests by such Restricted Subsidiary that was not permitted by this clause (xv);

(xvi) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

(xvii) Debt of the Parent or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed $25.0 million at any time outstanding;

(xviii) Refinancing Debt;

(xix) Debt Incurred in a Qualified Receivables Transaction that is not recourse to the Parent or any Restricted Subsidiary (except for Standard Securitization Undertakings or a Restricted Subsidiary whose principal assets are the receivables, leases or other assets that are the subject of a Qualified Receivables Transaction); and

(xx) unsecured Debt incurred in respect of netting services, overdraft protection and other like services, in each case, incurred in the ordinary course of business.

Notwithstanding anything herein to the contrary, Debt permitted under clauses (i), (ii), (xiii) and (xvii) of this definition of “Permitted Debt” shall not constitute “Refinancing Debt” under clause (xviii) of this definition of “Permitted Debt.”

“Permitted Holders” means Sponsor and its Controlled Investment Affiliates.

“Permitted Investments” means:

(a) Investments in existence on the Issue Date;

(b) Investments required pursuant to any agreement or obligation of the Parent or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments;

(c) Investments in cash and Eligible Cash Equivalents;

(d) Investments in property and other assets, owned or used by the Parent or any Restricted Subsidiary in the normal course of business;

(e) Investments by the Parent or any of its Restricted Subsidiaries in the Parent or any Restricted Subsidiary;

(f) Investments by the Parent or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound-up into, the Parent or a Restricted Subsidiary;

(g) Swap Contracts and Hedging Obligations;

(h) receivables owing to the Parent or any of its subsidiaries and advances to suppliers, in each case if created, acquired or made in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(i) Investments received in settlement of obligations owed to the Parent or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Parent or any Restricted Subsidiary;

(j) Investments by the Parent or any Restricted Subsidiary not otherwise permitted under this definition, in an aggregate amount not to exceed $25.0 million at any one time outstanding (measured on the date such Investment was made without giving effect to subsequent changes in value);

(k) loans and advances to employees in an amount not to exceed $2.0 million in the aggregate at any one time outstanding;

(l) Investments the payment for which consists solely of Capital Interests of the Parent or a parent of the Parent;

(m) any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales” or any other disposition of Property not constituting an Asset Sale;

(n) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business and consistent with past practice;

(o) extensions of trade credit in the ordinary course of business and consistent with past practices;

(p) guarantees by the Parent or any Restricted Subsidiary of Debt of the Parent or a Restricted Subsidiary of Debt otherwise permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Debt”;

(q) advances made in connection with purchase of goods or services in the ordinary course of business;

(r) Investments in negotiable instruments deposited or to be deposited for collection in the ordinary course of business;

(s) Capital Interests or other securities acquired in connection with the satisfaction or enforcement of Debt or claims due or owing to the Parent, an Issuer or any Restricted Subsidiary (in bankruptcy of customers or suppliers or otherwise outside the ordinary course of business) or as security for any such Debt or claims;

(t) deposits cash made in the ordinary course of business to secure performance of operating leases; and

(u) Investments in any Person in connection with a Qualified Receivables Transaction; provided, however, that such Investment is in the form of a purchase money note, contribution of additional receivables or any equity interest.

“Permitted Liens” means:

(a) Liens existing at the Issue Date;

(b) Liens that secure Credit Facilities incurred pursuant to clause (i) of the definition of “Permitted Debt” (and any related Hedging Obligations, Swap Contracts and Bank Product Obligations permitted under the agreement related thereto); provided that such Liens are subject to the provisions of the Intercreditor Agreement;

(c) any Lien for taxes or assessments or other governmental charges or levies not then due and payable (or which, if due and payable, are being contested in good faith and for which adequate reserves are being maintained, to the extent required by GAAP);

(d) any warehousemen’s, materialmen’s, landlord’s or other similar Liens arising by law for sums not then due and payable (or which, if due and payable, are being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP);

(e) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not individually or in the aggregate materially adversely affect the value of the Parent or materially impair the operation of the business of such Person;

(f) pledges or deposits (i) in connection with workers’ compensation, unemployment insurance and other types of statutory obligations or the requirements of any official body; (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts (including utility contracts) and other similar obligations Incurred in the normal course of business consistent with industry practice; (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the Code in connection with a “plan” (as defined in ERISA); or (iv) arising in connection with any attachment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

(g) Liens on property or assets of a Person existing at the time such Person is merged with or into or consolidated with the Parent or a Restricted Subsidiary, or becomes a Restricted Subsidiary (and not created or Incurred in anticipation of such transaction); provided that such Liens are not extended to the property and assets of the Parent and its Restricted Subsidiaries other than the property or assets acquired;

(h) Liens securing Debt of a Restricted Subsidiary owed to and held by the Parent or a Restricted Subsidiary thereof;

(i) for the avoidance of doubt, other Liens (not securing Debt) incidental to the conduct of the business of the Parent or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets which do not individually or in the aggregate materially adversely affect the value of the Parent or materially impair the operation of the business of the Parent or its Restricted Subsidiaries;

(j) Liens to secure any permitted extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by Liens referred to in clauses (a), (b), (g), (h), (j), (w) and (y) hereof; provided that such Liens do not extend to any other property or assets and the principal amount of the obligations secured by such Liens is not increased;

(k) Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods incurred in the ordinary course of business;

(l) licenses of intellectual property granted in the ordinary course of business;

(m) Liens to secure Capital Lease Obligations and Purchase Money Debt permitted to be incurred pursuant to clause (xiii)(a) of the definition of “Permitted Debt”; provided that such Liens do not extend to or cover any assets other than such assets acquired or constructed after the Issue Date with the proceeds of such Capital Lease Obligation or Purchase Money Debt;

(n) Liens in favor of the Parent or any Guarantor;

(o) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligation in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(p) Liens securing Debt Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and any proceeds thereof), and the Debt (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(q) Liens on property or shares of Capital Interests of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that (i) the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto) and (ii) such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary;

(r) Liens (i) that are contractual rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt, (B) relating to pooled deposit or sweep accounts of the Parent or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities incurred in the ordinary course of business of the Parent or any of its Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of the Parent or any of its Restricted Subsidiaries in the ordinary course of business and (ii) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (Y) encumbering reasonable customary initial deposits and margin deposits and attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, and (Z) in favor of banking institutions arising as a matter of law or pursuant to customary account agreements encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(s) Liens securing judgments for the payment of money not constituting an Event of Default under clause (7) under the caption “—Events of Default” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(t) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Parent or any Restricted Subsidiaries and do not secure any Debt;

(u) any interest of title of an owner of equipment or inventory on loan or consignment to Parent or any of its Restricted Subsidiaries and Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Parent or any Restricted Subsidiary in the ordinary course of business;

(v) deposits in the ordinary course of business to secure liability to insurance carriers;

(w) Liens securing the Notes and the Note Guarantees and the Permitted Additional Pari Passu Obligations;

(x) Liens securing Hedging Obligations and Swap Contracts so long as any related Debt is permitted to be Incurred under the Indenture;

(y) options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like permitted to be made under the Indenture;

(z) Liens on accounts receivable, leases or other financial assets of the types specified under “Qualified Receivables Transaction” incurred in connection with a Qualified Receivables Transaction;

(aa) Liens not otherwise permitted under the Indenture in an aggregate amount not to exceed $10.0 million;

(bb) Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums to the extent the financing is permitted under the covenant described under “—Certain Covenants—Limitation on Incurrence of Debt”; and

(cc) Liens solely on any cash earnest money deposits made by Parent or any Subsidiary of Parent in the ordinary course of business in connection with any letter of intent or purchase agreement permitted hereunder.

“Person” means any individual, corporation, limited liability company, partnership, limited partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“PPSA” means the Personal Property Security Act (Ontario), the Civil Code of Quebec or any other applicable Canadian Federal or Provincial statute pertaining to the granting, perfecting, priority or ranking of security interests, liens, hypothecs on personal property, and any successor statutes, together with any regulations thereunder, in each case as in effect from time to time. References to sections of the PPSA shall be construed to also refer to any successor sections.

“Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Money Debt” means Debt

(i) Incurred to finance the purchase or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

(ii) that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased or constructed; and in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with GAAP.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase.”

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Qualified Equity Offering” means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act yielding gross proceeds to either of the Parent, or any direct or indirect parent of the Parent, of at least $75.0 million or (ii) a private equity offering of Qualified Capital Interests of the Parent, or any direct or indirect parent company of the Parent other than (x) any such public or private sale to an entity that is an Affiliate of the Parent and (y) any public offerings registered on Form S-8; provided that, in the case of an offering or sale by a direct or indirect parent company of the Parent, such parent company contributes to the capital of the Parent the portion of the net cash proceeds of such offering or sale necessary to pay the aggregate Redemption Price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to the provisions described under the third paragraph of “—Optional Redemption.”

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Parent or any of its Restricted Subsidiaries pursuant to which any Person issues interests, the proceeds of which are used to finance a discrete pool (which may be fixed or revolving) of receivables, leases or other financial assets (including, without limitation, financing contracts), or a discrete portfolio of real property or equipment (in each case whether now existing or arising in the future), and which may include a grant of a security interest in any such receivables, leases, other financial assets, real property or equipment (whether now existing or arising in the future) of the Parent or any of its Restricted Subsidiaries, and any assets related thereto, including, all collateral securing such receivables, leases, other financial assets, real property or equipment, all contracts and all guarantees or other obligations in respect thereof, proceeds thereof and other assets that are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving receivables, leases, other financial assets, real property or equipment.

“Redeemable Capital Interests” in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder of such equity security in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Parent to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Parent may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments.” The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Parent and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

“Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Parent or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

(i) the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes,

(ii) the Refinancing Debt has a Stated Maturity either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the Stated Maturity of the Notes,

(iii) the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended,

(iv) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

(v) such Refinancing Debt shall not include:

(i) Debt of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Debt of the Parent or any Issuer;

(ii) Debt of a Restricted Subsidiary that is not a Guarantor that refinances Debt of a Restricted Subsidiary that is a Subsidiary Guarantor; or

(iii) Debt of the Parent, any Issuer or a Restricted Subsidiary that refinances Debt of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement, dated the Issue Date, among the Issuers, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Eligible Cash Equivalents) used or useful in a Permitted Business; provided that any assets received by the Parent or a Restricted Subsidiary in exchange for assets transferred by the Parent or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Payment” is defined to mean any of the following:

(a) any dividend or other distribution declared and paid on the Capital Interests in the Parent or on the Capital Interests in any Restricted Subsidiary of the Parent that are held by, or declared and paid to, any Person other than the Parent or a Restricted Subsidiary of the Parent (other than

(i) dividends, distributions or payments made solely in Qualified Capital Interests in the Parent and

(ii) dividends or distributions payable to the Parent or a Restricted Subsidiary of the Parent or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis);

(b) any payment made by the Parent or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Parent (including the conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Parent or any Restricted Subsidiary (other than a payment made solely in Qualified Capital Interests in the Parent);

(c) any payment made by the Parent or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Parent) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Parent or any Guarantor that is subordinate in right of payment to the Notes or Note Guarantees (excluding any Debt owed to the Parent or any Restricted Subsidiary); except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof;

(d) any Investment by the Parent or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

(e) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary;

provided, however, the payments in connection with the Transactions shall not constitute “Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the Indenture.

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Parent or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Parent or a Restricted Subsidiary.

“Security Documents” means the Security Agreement, the Pledge Agreement, the Intercreditor Agreement and each other document entered into to grant a security interest in the Collateral to the Collateral Agent for the benefit of the holders of Notes.

“Senior ABL Obligations” means all Obligations (as such term is defined in the ABL Credit Agreement) and all other amounts owing, due, or secured under the terms of the ABL Credit Agreement) or any other Loan Document (as such term is defined in the ABL Credit Agreement), whether now existing or arising hereafter, including all principal, premium, interest, fees, attorneys fees, costs, charges, expenses, reimbursement obligations, obligations to post cash collateral in respect of letters of credit or Bank Product Obligations or indemnities in respect thereof, any other indemnities or guarantees, and all other amounts payable under or secured by any Loan Document (including, in each case, all amounts accruing on or after the commencement of any insolvency proceeding relating to any Grantor, or that would have accrued or become due under the terms of the Loan Documents but for the effect of the insolvency proceeding and irrespective of whether a claim for all or any portion of such amounts is allowable or allowed in such insolvency proceeding).

“Senior Lien Obligations” the Senior ABL Obligations and the Senior Term Loan Obligations.

“Senior Term Loan Obligations” means all Obligations (as such term is defined in the Term Loan Credit Agreement) and all other amounts owing, due, or secured under the terms of the Term Loan Credit Agreement or any other Loan Document (as defined in the Term Loan Credit Agreement), whether now existing or arising hereafter, including all principal, premium, interest, fees, attorneys fees, costs, charges, expenses, reimbursement obligations, indemnities, guarantees, and all other amounts payable under or secured by any Loan Document (including, in each case, all amounts accruing on or after the commencement of any insolvency proceeding relating to any Grantor, or that would have accrued or become due under the terms of the Loan Documents but for the effect of the Insolvency Proceeding and irrespective of whether a claim for all or any portion of such amounts is allowable or allowed in such insolvency proceeding).

“Senior Lien Obligations Cap” means the result of (a) (i) $42,750,000, minus (ii) any amount used to permanently repay the outstanding principal balance of the Senior Term Loan Obligations (other than payments of such term loan obligations in connection with a refinancing thereof) plus (b) the greater of (i) $235,000,000 and (ii) the sum of 85% of the net book value of the accounts receivable of the Grantors plus 65% of the net book value of the inventory of the Grantors, (it being understood that the Senior Lien Obligations Cap shall not be applicable with respect to any Senior Lien Obligations that consist of Bank Products Obligations under the ABL Credit Agreement or any interest, fees, expenses, indemnification obligations or other Senior Lien Obligations that do not constitute principal).

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities and Exchange Act, but shall not include any Unrestricted Subsidiary.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sponsor” means Centre Partners Management LLC.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Parent or any Restricted Subsidiary which are reasonably customary in an accounts receivable securitization transaction as determined in good faith by the Board of Directors of the Parent, including Guarantees by the Parent or any Restricted Subsidiary of any of the foregoing obligations of the Parent or a Restricted Subsidiary.

“Stated Maturity,” when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Interests therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Parent that is a Guarantor.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, any fuel price caps and fuel price collar or floor agreements and similar agreements or arrangements designed to protect against or manage fluctuations in fuel prices and any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Term Loan Credit Agreement” means the Senior Term Loan Agreement, dated as of November 18, 2008, by and among Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company, Wells Fargo Foothill, LLC, as arranger and administrative agent, and the other agents and lenders named therein, together with all related Notes, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument that extends the maturity of any Debt thereunder, or adds Subsidiaries of the Parent as additional borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

“Transaction Date” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“Transactions” means the issuance of the Original Notes and the repayment of Debt and the entering into of the Credit Agreement Amendments on the Issue Date.

“Treasury Rate” means with respect to the Notes, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to December 15, 2012; provided, however, that if the period from such redemption date to December 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“UCC” means the New York Uniform Commercial Code, as in effect from time to time; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, priority, or remedies with respect to the Trustee’s Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies.

“Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The exchange notes will initially be issued in the form of one or more registered exchange notes in global form, without interest coupons (the “Global Notes”). Upon issuance, each of the Global Notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each Global Note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each Global Note with DTC’s custodian, DTC will credit the accounts of the DTC participants with an interest in the Global Notes; and

•

ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global Notes).

Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the Global Notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is a:

•	limited purpose trust company organized under the laws of the State of New York;

•	“banking organization” within the meaning of the New York State Banking Law;

•	member of the Federal Reserve System;

•	“clearing corporation” within the meaning of the Uniform Commercial Code; and

•	“clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the Initial Purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies. These indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a Global Note, that nominee will be considered the sole owner or holder of the notes represented by that Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note:

•	will not be entitled to have notes represented by the Global Note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of the notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a Global Note will be made by the Trustee to DTC’s nominee as the registered holder of the Global Note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

DTC has agreed to the above procedures to facilitate transfers of interests in the Global Notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days; or

•	certain other events provided in the indenture should occur.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary of certain U.S. federal income tax consequences of exchanging initial notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes acquired by U.S. Holders and Non-U.S. Holders (as defined below) pursuant to the exchange offer is based upon applicable laws, regulations, rulings, and decisions in effect as of the date of this prospectus, all of which are subject to change (possibly with retroactive effect). This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the exchange notes and does not purport to deal with consequences applicable to all categories of investors, some of which may be subject to special rules. This discussion also does not address U.S. state and local tax considerations, or tax consequences relating to any jurisdiction other than the U.S. Persons considering the purchase of exchange notes should consult their own tax advisors concerning the tax consequences of the purchase, ownership and disposition of exchange notes.

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any exchange notes under the laws of their country of citizenship, residence or domicile.

Certain U.S. Federal Income Tax Considerations

This section describes the material U.S. federal income tax consequences of exchanging initial notes for exchange notes. It applies to you only if you exchange notes in the exchange offer, you hold your notes as capital assets for tax purposes, and you are not an investor (directly or indirectly) in Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) (“Connors”). This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank, financial institution or insurance company;

•	a real estate investment trust, regulated investment company, or grantor trust;

•	a tax-exempt organization;

•	a foreign or domestic partnership or other entity treated as a partnership for federal income tax purposes;

•	an expatriate;

•	a person that owns initial notes or exchange notes that are a hedge or that are hedged against interest rate risks;

•	a person that owns initial notes or exchange notes as part of a straddle or conversion transaction for tax purposes;

•	a person subject to the alternative minimum tax; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

If you purchased the initial notes or exchange notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

U.S. Holders

This subsection describes the tax consequences to a U.S. Holder. You are a U.S. Holder if you are a beneficial owner of an exchange note and you are:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

Certain trusts not described above in existence on August 20, 1996 that elect to be treated as U.S. persons will also be U.S. holders for purposes of the following discussion.

If a U.S. Holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Investors in partnerships, or other entities treated as partnerships, that hold the initial notes or exchange notes should consult their tax advisors.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Exchange Offer

Exchanging an initial note for an exchange note should not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, you should not recognize gain or loss upon receipt of an exchange note. Your holding period for an exchange note should include the holding period for the initial note and your initial basis in an exchange note should be the same as your adjusted basis in the initial note.

Potential Contingent Payment Debt Treatment

In certain circumstances, we may be obligated to make payments on the exchange notes other than on scheduled interest payment dates and at maturity. For example, in the event of a Change of Control, we would generally be required to repurchase the exchange notes at 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. The obligation to make these payments may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” If the exchange notes were deemed to be contingent payment debt instruments, U.S. Holders would generally be required to treat any gain recognized on the sale or other disposition of the exchange notes as ordinary income rather than as capital gain. Furthermore, U.S. Holders would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the exchange notes, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. The issuers do not intend to treat the exchange notes as contingent payment debt instruments. However, there is no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position.

U.S. Holders of the exchange notes are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the exchange notes. The remainder of this discussion assumes that the exchange notes will not be considered contingent payment debt instruments.

Taxation of Interest and Original Issue Discount

Subject to the discussion below, you will be taxed on interest on your note, as well as any additional amounts paid with respect to withholding tax, if any, on the exchange notes, including withholding tax on payments of additional amounts, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for U.S. federal income tax purposes. Connors Bros. Clover Leaf Seafoods Company (“CBCLSC”) and the intervening companies through which Connors owns CBCLSC are each treated as “disregarded entities” for U.S. federal income tax purposes. Accordingly, interest paid (or deemed paid) by CBCLSC shall be treated as a payment of interest by Connors for U.S. federal income tax purposes, and such interest income earned by a U.S. Holder will constitute foreign source income, which may be relevant to a U.S. Holder in calculating its foreign tax credit limitation. Bumble Bee Foods, LLC is treated as a “disregarded entity” for U.S. federal income tax purposes. Accordingly, interest paid (or deemed paid) by Bumble Bee Foods, LLC shall be treated as a payment of interest by Bumble Bee Holdings, Inc. for U.S. federal income tax purposes, and such interest income earned by a U.S. Holder with respect to interest paid (or deemed paid) by Bumble Bee Foods, LLC will constitute U.S. source income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

If the original issue price of a note is less than the “stated redemption price at maturity” of such note by more than a de minimis amount, you will be considered to have purchased such note with original issue discount (“OID”). The stated redemption price at maturity of a note will be the sum of all payments to be received on such note, other than payments of “qualified stated interest” (i.e., generally, stated interest which is unconditionally payable in money at least annually during the entire term of a debt instrument). If you hold a note issued with OID, you will be required to accrue and include in gross income the sum of the “daily portions” of total OID on such note for each day during the taxable year on which you held such note, generally under a constant yield method, regardless of your usual method of accounting for tax purposes. If a note is issued with only a de minimis amount of OID, such discount is not subject to accrual under the OID rules and should be included in gross income proportionately as stated principal payments are received. Such de minimis OID should be treated as gain from the sale or exchange of property and may be eligible to be treated as a capital gain if you hold the note as a capital asset.

Purchase, Sale, Exchange and Retirement of the Exchange Notes

The holder’s adjusted tax basis in the exchange note will be the same as the holder’s adjusted tax basis in the initial note. Upon the sale, exchange or retirement of a note, you will generally recognize taxable gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale, exchange or retirement, and your adjusted tax basis in your note. For these purposes, the amount realized does not include any amount attributable to accrued but unpaid interest, which amounts are treated as interest as described under “—Taxation of Interest and Original Issue Discount” above. Gain or loss on the sale, exchange or retirement by a U.S. Holder will generally be U.S. source capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. Capital gain of a noncorporate U.S. Holder is generally eligible for reduced tax rates (currently, 15% and scheduled to increase to a maximum rate of 20% for tax years beginning after December 31, 2010) where the property is held more than one year. The deductibility of capital losses is subject to limitations under the Internal Revenue Code.

Non-U.S. Holders

This subsection describes the tax consequences to a Non-U.S. Holder. You are a Non-U.S. Holder if you are a beneficial owner of a note and you are not a U.S. Holder.

If you are a U.S. Holder, this subsection does not apply to you.

Taxation of Interest and Original Issued Discount

Except to the extent that an applicable treaty otherwise provides, you generally will be taxed in the same manner as a U.S. Holder with respect to interest (including OID, if any) if such interest income is effectively connected with your conduct of a trade or business in the U.S. Effectively connected interest (including OID, if any) of a corporate Non-U.S. Holder may also, in some circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the owner delivers a properly executed Internal Revenue Service Form W-8ECI to the applicable payor.

As discussed in “—U.S. Holders—Taxation of Interest and Original Issue Discount” above, payments of interest made by CBCLSC are treated as the payment of interest by Connors, a U.S. partnership formed under the laws of Delaware. Under U.S. federal income tax law, and subject to the discussion of backup withholding below, if you are a Non-U.S. Holder of an exchange note and the interest income (including OID, if any) on the note is exchange not effectively connected with a U.S. trade or business, CBCLSC and Bumble Bee Foods, LLC, as applicable, generally will not be required to deduct a U.S. withholding tax at a 30% rate (or, if applicable, a lower treaty rate) if:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the applicable payor entitled to vote;

•	you are not a controlled foreign corporation that is related to the applicable payor through stock ownership; and

•

the applicable payor or their agent does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to such payor or their agent an IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person.

Purchase, Sale, Exchange, Retirement and Other Disposition of the Exchange Notes

If you are a Non-U.S. Holder of an exchange note, you generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange or retirement of an exchange note (other than any amount representing interest) unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S.; or

•	you are an individual, you are present in the U.S. for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

Backup Withholding and Information Reporting

U.S. Holders

Information reporting on IRS Form 1099 will apply to payments of interest on, or the proceeds of the sale or other disposition of, the exchange notes with respect to certain non-corporate U.S. Holders, and backup withholding on these payments, currently at a 28% rate, may apply unless the recipient of such payments has supplied a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise established an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Backup withholding and information reporting on IRS Form 1099 will not apply to payments of principal and interest to a Non-U.S. Holder provided that you are (i) the beneficial owner of the exchange notes and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a U.S. person and provide your name and address on a duly executed IRS Form W-8BEN (or a suitable substitute form), (ii) a securities clearing organization, bank or other financial institution, that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and that certifies under penalties of perjury that such an IRS Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof, or (iii) otherwise exempt from backup withholding and information reporting (provided that neither the payor nor their agent has actual knowledge that you are a U.S. person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to a Non-U.S. Holder by Bumble Bee Foods, LLC may, however, be reported to the IRS and to such Non-U.S. Holder on IRS Form 1042-S.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of the exchange notes effected outside the U.S. by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of the exchange notes effected outside the U.S. by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (iii) is a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) is a foreign partnership that, at any time during its taxable year is 50 percent or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of the exchange notes by a U.S. office of a broker will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Proposed Legislation

President Obama and members of Congress have made proposals that, if enacted in their current form, would substantially revise some of the rules discussed above, including with respect to certification requirements and information reporting. In the event of noncompliance with the revised certification requirements, withholding tax could be imposed on payments to Non-U.S. persons of interest, principal or sales proceeds. It cannot be predicted whether, or in what form, these proposals will be enacted. Prospective investors should consult their own tax advisers regarding these proposals.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder (a “Holder”) who exchanges initial notes for exchange notes in accordance with the exchange offer and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”), deals at arm’s length and is not affiliated with Connors Bros. Clover Leaf Seafoods Company, Bumble Bee Foods, LLC or Bumble Bee Capital Corp. and holds the initial notes, and will hold the exchange notes, as capital property. Generally, the initial notes and exchange notes will be considered capital property to a Holder provided that the Holder does not acquire or hold the notes in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. For purposes of this discussion, any reference to a note includes the initial notes and the exchange notes.

This summary is based upon the facts set out in this prospectus, the current provisions of the Tax Act and the regulations thereunder in force at the date of this prospectus, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and our understanding of the current administrative policies or assessment practices published in writing by the Canada Revenue Agency (the “CRA”). There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the notes must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA. Capital gains or capital losses realized by a Holder may be affected by fluctuations in the Canadian/U.S. dollar exchange rate.

This summary is of a general nature only and should not be construed as, nor is intended to be, legal or tax advice, or representations, to any particular holder of notes. Accordingly, a prospective purchaser of notes should consult with its own tax advisor with respect to its particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder that, at all relevant times and for purposes of the Tax Act and any applicable tax treaty or convention, is resident or deemed to be resident in Canada, and is not applicable to a Holder that is a “financial institution” for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, that has elected to report its “Canadian tax results” in a “functional currency” in accordance with the provisions of the Tax Act or an interest in which would be a “tax shelter investment”, each as defined in the Tax Act (a “Resident Holder”).

Exchange

The exchange by a Resident Holder of an initial note for an exchange note will not constitute a taxable event for purposes of the Tax Act and accordingly, a Resident Holder will not be subject to tax under the Tax Act in respect of the exchange. For purposes of determining the adjusted cost base of the exchange note, it will be considered to be the same property as the initial note.

Interest

A Resident Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a note that accrues or is deemed to accrue to the Resident Holder to the end of that taxation year or becomes receivable or is received by the Resident Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual or a trust of which neither a corporation or a partnership is a beneficiary, will be required to include in income for a taxation year any interest on a note received or receivable by such Resident Holder in that year (depending upon the method regularly followed by the Resident Holder in computing income), except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year.

Any premium paid to a Resident Holder because of the redemption by it of a note before maturity thereof will generally be deemed to be interest received at that time by the Resident Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption of, the interest that would have been paid or payable by us on the note for a taxation year ending after the redemption.

To the extent that U.S. withholding tax is imposed in respect of interest on the notes, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment where applicable and subject to the detailed rules and limitations under the Tax Act. Resident Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

Discount

To the extent that the principal amount of a note exceeds the amount for which it was originally issued to a Resident Holder who purchased the note pursuant to the initial offering of initial notes, this difference (the “discount”) will give rise to Canadian tax consequences to such a Resident Holder which will depend on the amount and nature of the discount. Generally, the discount will, depending on the circumstances, be considered to be either in the nature of interest and included in the Resident Holder’s income during the term of the note or on the maturity of the note, or a capital gain which will be realized on the maturity of the note. Resident Holders are urged to consult their own tax advisors with respect to the treatment of the discount.

Disposition

On a disposition or deemed disposition of a note, whether on redemption, purchase for cancellation or otherwise (other than pursuant to the exchange offer described under the “The Exchange Offer” section), a Resident Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the note from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Resident Holder’s income for the taxation year or a previous taxation year. In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the note to the Resident Holder immediately before the disposition.

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year generally must be included in the Resident Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year may generally be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. Capital gains realized by an individual (other than certain specified trusts) may give rise to liability for alternative minimum tax.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6  2/3% on certain investment income, including amounts of interest and taxable capital gains.

Foreign Property Information Reporting

A Resident Holder that is a “specified Canadian entity” for a taxation year and whose total cost amount of “specified foreign property” at any time in the year exceeds C$100,000 (as such terms are defined in the Tax Act) will be required to file an information return for the year to disclose certain prescribed information. Subject to certain exceptions, a Resident Holder will generally be a specified Canadian entity. Indebtedness of Bumble Bee Foods, LLC and Bumble Bee Capital Corp. comes within the definition of “specified foreign property.” Resident Holders should consult their own tax advisors as to whether they must comply with these reporting requirements.

Eligibility for Investment

We express no view respecting whether the notes will be a qualified investment for a Resident Holder that is a trust governed by a registered retirement savings plan, a registered education savings plan, a registered retirement income fund, a registered disability savings plan, a deferred profit sharing plan or a tax-free savings account (“TFSA”) (each, a “plan”) or whether notes will be prohibited investments with respect to a TFSA. There are numerous adverse consequences under the Tax Act to a plan that acquires and holds property that is not a qualified investment or a TFSA that acquires and holds a prohibited investment. Accordingly, if a Resident Holder is a plan, such Resident Holder is urged to consult its own tax advisors with respect to the potential consequences of acquiring, holding and disposing of the notes.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder that, at all relevant times and for purposes of the Tax Act, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the notes in carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer who carries on an insurance business in Canada and elsewhere.

Exchange

The exchange by a Non-Resident Holder of an initial note for an exchange note will not constitute a taxable event for purposes of the Tax Act and accordingly, a Non-Resident Holder will not be subject to tax under the Tax Act in respect of the exchange.

Interest

Interest paid on the notes to a Non-Resident Holder will not be subject to Canadian withholding tax. No other Canadian tax on income will be payable by a Non-Resident Holder of notes in respect of the acquisition or ownership of notes.

Disposition

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a note.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market-making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that for the period ending on the earlier of (i) 180 days from the date on which the exchange offer is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will use our commercially reasonable efforts to furnish this prospectus, as amended or supplemented, to broker-dealers in such quantities as are requested, for use in connection with such resales. In addition, until November 15, 2010 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in a distribution of the exchange notes, may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

A broker-dealer that acquired initial notes directly from us cannot exchange the initial notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

We have agreed to pay all expenses incident to the exchange offer, including the reasonable and documented fees and disbursements of one counsel for the holders of the initial notes, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the initial notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the exchange of the notes and the guarantees will be passed upon for us by Dechert LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Connors Bros. Holdings, L.P. (the “Successor”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, cash flows, and partnership equity for the year ended December 31, 2009 and the period from November 23, 2008 (inception) to December 31, 2008, the accompanying consolidated statements of operations, cash flows and unitholders’ equity of Connors Bros. Income Fund (the “Predecessor”) for the year ended December 31, 2007 and for the period from January 1, 2008 to November 22, 2008, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act, covering the notes to be issued in the exchange offer (Registration No. 333-166998). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our company and the notes to be issued in the exchange offer, please refer to the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

As a result of the exchange offer, we will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any reports or other information filed by us with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and at the SEC Web site at “http://www.sec.gov.” In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Connors Bros. Holdings, L.P.

9655 Granite Ridge Drive

San Diego, CA 92123

Attention: General Counsel

(858) 715-4000

We are required under the terms of the indenture, so long as any notes are outstanding, to furnish to the trustee and the holders of notes (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with respect to our annual financial information, a report thereon by our certified independent accountants and (2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

CONNORS BROS. HOLDINGS, L.P.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets of the Successor as of April 3, 2010 (unaudited) and December 31, 2009 and December 31, 2008	F-3

Consolidated Statements of Operations of the Successor for the Three Months Ended April  3, 2010 and April 4, 2009 (unaudited) and the Year Ended December 31, 2009 and for the Period from November 23, 2008 (Inception) to December 31, 2008

F-4
Consolidated Statements of Operations of the Predecessor for the Period from January 1, 2008 to November 22, 2008, and the Year Ended December 31, 2007	F-4

Consolidated Statements of Cash Flows of the Successor for the Three Months Ended April  3, 2010 and April 4, 2009 (unaudited) and the Year Ended December 31, 2009 and for the Period from November 23, 2008 (Inception) to December 31, 2008

F-5
Consolidated Statements of Cash Flows of the Predecessor for the Period from January 1, 2008 to November 22, 2008, and the Year Ended December 31, 2007	F-5
Consolidated Statements of Unitholders’ Equity of the Predecessor for the Period from January 1, 2008 to November 22, 2008, and the Year Ended December 31, 2007	F-7

Consolidated Statements of Partnership Equity of the Successor for the Three Months Ended April  3, 2010 (unaudited) and the Year ended December 31, 2009 and for the Period from November 23, 2008 (Inception) to December 31, 2008

F-8
Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

The Partners

Connors Bros. Holdings, L.P.

We have audited the accompanying consolidated balance sheets of Connors Bros. Holdings, L.P. (the “Successor”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, cash flows, and partnership equity for the year ended December 31, 2009 and the period from November 23, 2008 (inception) to December 31, 2008. We also have audited the accompanying consolidated statements of operations, cash flows and unitholders’ equity of Connors Bros. Income Fund (the “Predecessor”) for the year ended December 31, 2007 and for the period from January 1, 2008 to November 22, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Connors Bros. Holdings, L.P. at December 31, 2009 and 2008, and the consolidated results of its operations, and its cash flows, for the year ended December 31, 2009 and the period from November 23, 2008 (inception) to December 31, 2008 and the consolidated results of operations and cash flows of the Predecessor for the year ended December 31, 2007 and for the period from January 1, 2008 to November 22, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
March 31, 2010
San Diego, California

CONNORS BROS. HOLDINGS, L.P.

Consolidated Balance Sheets

(in thousands, except for partnership units)

	Successor
	December 31, 2008	December 31, 2009	April 3, 2010
	(unaudited)
Assets
Current assets:
Cash	$4,695	$4,491	$1,440
Accounts receivable, net	74,395	63,123	75,343
Inventories	253,418	233,206	217,473
Prepaid expenses and other assets	5,319	16,669	14,021
Deferred income taxes	345	1,467	1,357

Total current assets	338,172	318,956	309,634

Property, plant and equipment, net	80,464	90,287	89,730
Other assets	20,075	21,106	21,110
Goodwill	41,846	70,052	71,536
Trademarks	206,878	203,409	205,655
Other intangible assets, net	117,044	101,883	100,634
Deferred income taxes	—	636	663

Total assets	$804,479	$806,329	$798,962

Liabilities and partnership equity
Current liabilities:
Current portion of senior term notes payable	$13,300	$9,500	$9,500
Current portion of capital leases and other debt	4,583	4,178	3,179
Accounts payable	81,554	70,254	49,637
Accrued expenses	40,027	46,667	56,888
Income taxes payable	767	285	213
Other current liabilities	9,707	6,682	8,766

Total current liabilities	149,938	137,566	128,183

Senior term notes payable, net of current portion and debt discount	116,614	32,547	20,517
Revolving credit facilities, net of debt discount	153,163	134,005	125,081
Capital leases and other debt, net of current portion	7,061	2,277	1,621
Senior secured notes, net of debt discount	—	217,417	217,494
Senior subordinated notes payable, net of debt discount	131,686	—	—
Deferred income taxes	9,476	13,195	15,205
Accrued pension and other obligations	4,715	4,356	4,438

Total liabilities	572,653	541,363	512,539

Redeemable preferred partnership units, 50,500 units issued and outstanding, aggregate liquidation preference value of $50,500 at December 31, 2008	41,509	—	—

Partnership equity:
General partnership unit, 1 unit issued and outstanding at December 31, 2008	—	—	—
Class A common partnership units, 200,103 units issued and outstanding at December 31, 2008	197,682	—	—
Limited partnership interest	—	222,695	222,971
Note receivable for common units	(2,881)	—	—
Retained earnings (accumulated deficit)	(5,515)	15,734	30,169
Accumulated other comprehensive income	1,031	26,537	33,283

Total partnership equity	190,317	264,966	286,423

Total liabilities and partnership equity	$804,479	$806,329	$798,962

See accompanying notes.

CONNORS BROS. HOLDINGS, L.P.

Consolidated Statements of Operations

(in thousands)

	Predecessor		Successor
	Year ended December 31, 2007	January 1, 2008 to November 22, 2008	November 23, 2008 (inception) to December 31, 2008	Year ended December 31, 2009	Three months ended
					April 4, 2009	April 3, 2010
					(unaudited)	(unaudited)
Revenue	$916,356	$896,389	$95,603	$944,013	$251,004	$256,560
Cost of sales	787,969	743,611	79,340	757,459	208,606	200,650

Gross profit	128,387	152,778	16,263	186,554	42,398	55,910
Selling, general and administrative expenses	90,258	89,294	8,740	103,833	27,720	28,251
Asset impairment charges	81,946	—	—	—	—	—
Product recall expenses	10,574	—	—	—	—	—
Restructuring and other transition costs, net	—	1,000	—	—	—	2,314
Gain on divested brands	(2,487)	—	—	—	—	—
Loss on sale of red meat assets and plant closure	—	16,760	—	—	—	—
Loss on settlement of hedging instruments	—	8,112	—	—	—	—
Accelerated vesting of long-term incentive plan compensation	—	6,582	—	—	—	—
Gain on insurance claim	(3,076)	—	—	—	—	—

Operating income (loss)	(48,828)	31,030	7,523	82,721	14,678	25,345
Net interest expense	18,339	15,825	5,059	46,707	12,534	7,904
Loss on extinguishment of debt	—	—	—	25,750	—	573
Cost of hedging purchase price consideration	—	—	7,561	—	—	—
Other (income) expense, net	(1,967)	2,732	(1,424)	(6,100)	563	(2,347)

Income (loss) before income taxes	(65,200)	12,473	(3,673)	16,364	1,581	19,215
Income taxes
Current	1,538	932	564	(281)	115	2,617
Deferred	6,424	4,140	487	3,710	262	2,163

Total income tax	7,962	5,072	1,051	3,429	377	4,780

Net income (loss)	$(73,162)	$7,401	(4,724)	$12,935	$1,204	$14,435

Preferred return			791

Net loss attributable to common units			$(5,515)

See accompanying notes.

CONNORS BROS. HOLDINGS, L.P.

Consolidated Statements of Cash Flows

(in thousands)

	Predecessor		Successor
	Year ended December 31, 2007	Jan. 1, 2008 to November 22, 2008	Nov. 23, 2008 (inception) December 31, 2008	Year ended December 31, 2009	Three months ended
					April 4, 2009	April 3, 2010
					(unaudited)	(unaudited)
Operating activities
Net income (loss)	$(73,162)	$7,401	$(4,724)	$12,935	$1,204	$14,435
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	16,434	9,405	620	9,849	2,224	2,541
Amortization of intangible assets	4,165	3,828	1,058	12,773	3,150	3,256
Amortization of debt issuance costs and debt discount	501	484	350	4,218	1,036	1,103
Equity-based compensation	2,686	10,391	—	1,166	284	275
Non-cash asset impairment charges	81,946	—	—	—	—	—
Debt issuance costs related to extingquished debt	—	—	—	8,972	—	473
Non-cash inventory step-up charges	—	—	3,609	8,217	8,149	—
Interest paid-in-kind	—	—	621	5,703	1,507	—
Deferred income taxes	6,424	4,140	370	3,710	262	2,163
Non-cash loss (gain) on remeasurement of debt	—	—	—	(5,010)	400	(2,122)
Net loss (gain) on disposal of assets	(2,692)	3,889	—	(513)	(98)	520
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	18,869	(9,823)	3,587	13,242	7,276	(11,051)
Decrease (increase) in inventories	19,194	26,487	(8,985)	21,171	1,039	18,060
Decrease in accounts payable	(8,709)	(2,271)	(7,811)	(13,287)	(6,674)	(21,336)
Increase (decrease) in accrued expenses	(5,140)	11,930	(7,396)	6,109	4,120	9,530
Decrease (increase) in other working capital accounts	2,138	6,987	(1,222)	(12,468)	(1,951)	4,699
Decrease (increase) in long-term assets and liabilities	(4,531)	3,080	(2,108)	(2,633)	51	113

Cash provided by (used in) operating activities	58,123	75,928	(22,031)	74,154	21,979	22,659

See accompanying notes

CONNORS BROS. HOLDINGS, L.P.

Consolidated Statements of Cash Flows—(continued)

(in thousands)

	Predecessor		Successor
	Year ended December 31, 2007	Jan. 1, 2008 to November 22, 2008	Nov. 23, 2008 (inception) December 31, 2008	Year ended December 31, 2009	Three months ended
					April 4, 2009	April 3, 2010
					(unaudited)	(unaudited)
Investing activities
Purchase of property, plant and equipment	(21,267)	(22,931)	(2,524)	(14,226)	(2,869)	(1,235)
Proceeds from the sale of assets	6,167	2,933	—	1,823	—	210
Investments and acquisitions, net of cash acquired	(6,229)	—	(609,341)	(1,317)	(788)	—

Cash used in investing activities	(21,329)	(19,998)	(611,865)	(13,720)	(3,657)	(1,025)
Financing activities
Repayment of term loan, subordinated debt, capital leases and other debt	(2,467)	(7,706)	(525)	(243,529)	(5,215)	(14,030)
Proceeds from issuance of debt	8,803	4,682	268,000	224,013	—	—
Net borrowings (payments) on revolving credit facility	7,381	(23,780)	155,732	(25,200)	(15,810)	(9,484)
Payment of debt issuance costs	(869)	—	(20,038)	(10,497)	—	(1,131)
Cash distributions to owners	(41,327)	(26,967)	—	(3,874)	—	—
Purchase of units for long-term incentive plan	(4,894)	(5,317)	—	—	—	—
Proceeds from issuance (purchase) of common units	—	—	194,662	(1,800)	—	—
Proceeds from issuance of preferred units	—	—	40,717	—	—	—

Cash provided by (used in) financing activities	(33,373)	(59,088)	638,548	(60,887)	(21,025)	(24,645)
Effect of foreign currency translation	(446)	(52)	43	249	(31)	(40)

Increase (decrease) in cash	2,975	(3,210)	4,695	(204)	(2,734)	(3,051)
Cash—beginning of period	3,483	6,458	—	4,695	4,695	4,491

Cash—end of period	$6,458	$3,248	$4,695	$4,491	$1,961	$1,440

Supplemental cash flow information:
Income taxes paid (refunded)	$(179)	$1,486	$(25)	$7,220	$985	$202
Interest paid	$17,519	$16,412	$4,026	$37,527	$7,937	$2,522
Property, plant and equipment financed	$1,660	$—	$—	$—	$—	$—
Property, plant and equipment accrued	$580	$—	$—	$—	$—	$—
Common partnership units issued for note receivable	$—	$—	$2,881	$—	$—	$—

See accompanying notes

CONNORS BROS. HOLDINGS, L.P.

Consolidated Statements of Unitholders’ and Partnership Equity

(in thousands, except for units)

	No. of trust units outstanding	Units	Units held for long-term incentive plan	Accumulated Deficit	Accumulated other comprehensive income	Total	Comprehensive income (loss)
Predecessor—Unitholders’ Equity:
Unitholders’ equity, December 31, 2006	50,956,267	$549,263	$(3,726)	$(45,645)	$37,472	$537,364	—

Net loss	—	—	—	(73,162)	—	(73,162)	(73,162)
Net unrealized foreign currency translation gain	—	—	—	—	24,707	24,707	24,707
Unrealized loss on interest rate swap contracts, net of income tax benefit of $674	—	—	—	—	(1,080)	(1,080)	(1,080)
Gain on interest rate swap contracts included in net loss, net of income taxes of $400	—	—	—	—	(643)	(643)	(643)
Unrealized gain on foreign currency contracts, net of income taxes of $448	—	—	—	—	847	847	847
Gain on foreign currency contracts included in net loss, net of income taxes of $236	—	—	—	—	(442)	(442)	(442)
Unrealized loss on forward commodity contracts, net of income tax benefit of $47	—	—	—	—	(76)	(76)	(76)
Unrealized loss on pension plan assets, net of income tax benefit of $1,696	—	—	—	—	(2,709)	(2,709)	(2,709)
Distributions to unitholders	—	—	—	(36,365)	—	(36,365)	—
Purchase of incentive plan units	(463,471)	—	(4,894)	—	—	(4,894)	—
Distributions to long-term incentive plan trust	—	—	950	—	—	950	—
Long-term incentive compensation	—	—	2,686	—	—	2,686	—

Unitholders’ equity, December 31, 2007	50,492,796	$549,263	$(4,984)	$(155,172)	$58,076	$447,183
Comprehensive loss for 2007							$(52,558)

Net income	—	—	—	7,401	—	7,401	7,401
Net unrealized foreign currency translation loss	—	—	—	—	(48,100)	(48,100)	(48,100)
Loss on interest rate swap contracts included in net income, net of income tax benefit of $1,074	—	—	—	—	1,723	1,723	1,723
Gain on foreign currency contracts included in net income, net of income taxes of $212	—	—	—	—	(405)	(405)	(405)
Loss on commodity swap contracts included in net income, net of income tax benefit of $47	—	—	—	—	76	76	76
Unrealized loss on pension plan assets, net of income tax benefit of $1,696	—	—	—	—	(3,050)	(3,050)	(3,050)
Cumulative effect of change in inventory cost accounting	—	—	—	(3,112)	—	(3,112)	—
Cash distributions declared	—	—	—	(29,594)	—	(29,594)	—
Unit distributions	—	7,871	—	(7,871)	—	—	—
Purchase of units for long-term incentive plan	—	—	(5,407)	—	—	(5,407)	—
Equity-based long-term incentive compensation	—	—	10,391	—	—	10,391	—

Unitholders’ equity, November 22, 2008	50,492,796	$557,134	$—	$(188,348)	$8,320	$377,106

Comprehensive loss for the period from January 1, 2008 to November 22, 2008							$(42,355)

See accompanying notes

CONNORS BROS. HOLDINGS, L.P.

Consolidated Statements of Unitholders’ and Partnership Equity—(continued)

(in thousands, except for units)

	Partnership Units				Note receivable for class A common units	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Total	Comprehensive income (loss)
	General		Class A common
	Units	Amounts	Units	Amounts
Successor— Partnership Equity:
Partnership equity, November 23, 2008 (inception)	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of partnership units	1	—	200,103	199,797	—	—	—	199,797	—
Issuance costs	—	—	—	(2,115)	—	—	—	(2,115)	—
Note received for common units	—	—	—	—	(2,881)	—	—	(2,881)	—
Net loss	—	—	—	—	—	(4,724)	—	(4,724)	(4,724)
Preferred return	—	—	—	—	—	(791)	—	(791)	—
Net unrealized foreign currency translation gain	—	—	—	—	—	—	139	139	139
Unrealized loss on interest rate swap contracts, net of income tax benefit of $253	—	—	—	—	—	—	(404)	(404)	(404)
Unrealized gain on forward foreign currency contracts, net of income taxes of $26	—	—	—	—	—	—	62	62	62
Unrealized loss on forward commodity contracts net of income tax benefit of $92	—	—	—	—	—	—	(147)	(147)	(147)
Unrealized gain on pension plan assets, net of income taxes of $219	—	—	—	—	—	—	1,381	1,381	1,381

Partnership equity, December 31, 2008	1	$—	200,103	$197,682	$(2,881)	$(5,515)	$1,031	$190,317
Comprehensive loss for the period from November 23 to December 31, 2008									$(3,693)

See accompanying notes.

CONNORS BROS. HOLDINGS, L.P.

Consolidated Statements of Unitholders’ and Partnership Equity—(continued)

(in thousands, except for units)

	Partnership Interests					Note receivable for class A common units	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Total	Comprehensive Income
	General		Class A common		Limited partnership interests
	Units	Amounts	Units	Amounts
Successor—Partnership Equity (continued):
Partnership equity, December 31, 2008	1	$—	200,103	$197,682	$—	$(2,881)	$(5,515)	$1,031	$190,317	$—
Net income	—	—	—	—	—	—	12,935	—	12,935	12,935
Distributions to partners	—	—	—	—	—	—	(1,275)	—	(1,275)	—
Preferred return	—	—	—	—	—	—	(6,832)	—	(6,832)	—
Accretion of preferred unit issuance costs, common units issued with preferred units, and discount	—	—	—	—	—	—	(1,506)	—	(1,506)	—
Issuance of common units	—	—	925	1,232	—	—	—	—	1,232	—
Equity-based compensation	—	—	—	1,166	—	—	—	—	1,166	—
Purchase of common units	—	—	(1,500)	(1,800)	—	—	—	—	(1,800)	—
Net unrealized foreign currency translation gain	—	—	—	—	—	—	—	21,657	21,657	21,657
Unrealized gain on interest rate swaps net of income taxes of $253	—	—	—	—	—	—	—	585	585	585
Gain on interest rate swap contracts realized in net income, net of income taxes of $0	—	—	—	—	—	—	—	(949)	(949)	(949)
Unrealized loss on forward foreign currency contracts, net of income tax benefit of $0	—	—	—	—	—	—	—	(1,390)	(1,390)	(1,390)
Loss on forward foreign currency contracts included in net income, net of income tax benefit of $34	—	—	—	—	—	—	—	1,381	1,381	1,381
Unrealized gain on forward commodity contracts, net of income taxes of $92	—	—	—	—	—	—	—	4,647	4,647	4,647
Gain on forward commodity contracts included in net income, net of income taxes of $0	—	—	—	—	—	—	—	(249)	(249)	(249)
Unrealized loss on pension plan assets, net of income tax benefit of $371	—	—	—	—	—	—	—	(176)	(176)	(176)

Change in consolidated entity:
Exit of Bumble Bee Foods, L.P. (f/k/a Connors Bros. L.P.) from consolidated group	(1)	—	(199,528)	(198,280)	—	2,881	17,927	—	(177,472)	—
Issuance of equity by Connors Bros. Holdings	—	—	—		222,695	—	—	—	222,695	—

Partnership equity, December 31, 2009	—	$—	—	$—	$222,695	$—	$15,734	$26,537	$264,966

Comprehensive income for the year ended December 31, 2009										$38,441

See accompanying notes.

CONNORS BROS. HOLDINGS, L.P.

Consolidated Statements of Unitholders’ and Partnership Equity—(continued)

(in thousands)

	Limited partnership interests	Retained earnings	Accumulated other comprehensive income	Total	Comprehensive income
Successor—Partnership Equity (continued):
Partnership equity, December 31, 2009	$222,695	$15,734	$26,537	$264,966	$—
Net income	—	14,435	—	14,435	14,435
Equity-based compensation	276	—	—	276	—
Net unrealized foreign currency translation gain	—	—	6,873	6,873	6,873
Unrealized loss on interest rate swaps net of income taxes of $0	—	—	(42)	(42)	(42)
Gain on interest rate swap contracts realized in net income, net of income taxes of $0	—	—	(300)	(300)	(300)
Unrealized loss on forward foreign currency contracts, net of income tax benefit of $35	—	—	(88)	(88)	(88)
Loss on forward foreign currency contracts realized in net income, net of income tax benefit of $0	—	—	3	3	3
Unrealized gain on forward commodity contracts, net of income taxes of $0	—	—	791	791	791
Gain on forward commodity contracts realized in net income, net of income taxes of $0	—	—	(491)	(491)	(491)

Partnership equity, April 3, 2010	$222,971	$30,169	$33,283	$286,423

Comprehensive income for the three months ended April 3, 2010					$21,181

See accompanying notes.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements

1. Basis of Presentation and Principles of Consolidation

The Successor

Formation of Connors Bros. Holdings, L.P. and Transfer of Investments

The accompanying consolidated financial statements present the consolidated financial position, results of operations, cash flows and partnership equity of Connors Bros. Holdings, L.P, a Delaware limited partnership (“CBH”) and Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.), a Delaware limited partnership (“BBFLP”) (together with their subsidiaries on a consolidated basis, “We,” “Connors,” the “Company” or “Successor”).

BBFLP was formed on September 12, 2008 under the name Connors Bros., L.P. to acquire, in November 2008, through a series of holding companies (the “Parent Companies”), two operating companies and their respective subsidiaries: Bumble Bee Foods, LLC (“Bumble Bee”) and Connors Bros. Clover Leaf Seafoods Company (“Clover Leaf”), as described in the notes to these consolidated financial statements (the “Acquisition”). Bumble Bee operates in the U.S and Puerto Rico and Clover Leaf operates in Canada. Clover Leaf also markets and distributes products to international markets. Bumble Bee and Clover Leaf offer a full line of shelf-stable tuna, salmon, sardine and specialty seafood products, as well as chicken and other meat products in the U.S., marketed under brands including Bumble Bee, Clover Leaf, Brunswick, Beach Cliff, Snow’s and Sweet Sue.

CBH was formed by BBFLP on November 30, 2009 in connection with the issuance of the senior secured notes described in Note 10 to these consolidated financial statements. CBH is controlled by its general partner, CB Holdings GP, LLC, and its sole limited partner is BBFLP. BBFLP is also the sole member of, CB Holdings GP, LLC, and, as such, holds either directly or indirectly all of the partnership interests of CBH. On December 17, 2009, BBFLP transferred to CBH all of its investments in the Parent Companies (the “Transfer of Investments”). As a result, effective December 17, 2009, we became CBH. For the period from November 23, 2008 (inception) to December 16, 2009, we were BBFLP.

The Transfer of Investments was accounted for by recording, on the books of CBH, the investments at the same book value as the investments were carried on the books of BBFLP immediately prior to their transfer. In connection with the transfer, CBH recorded the issuance of partnership equity equal to the recorded value of the investments. The preferred partnership units of BBFLP, the general and limited partnership equity of BBFLP, and the accumulated deficit of BBFLP has been, effective with the Transfer of Investments on December 17, 2009, excluded from the consolidated balance sheet of Successor. As such, our consolidated statement of partnership equity for the year ended December 31, 2009 reflects the exit of BBFLP as the top consolidating entity and the issuance of partnership equity by CBH and our consolidated balance sheet as of December 31, 2009 no longer includes related party notes and receivables, redeemable preferred partnership units, the general partnership unit, class A common partnership units and accumulated deficit of BBFLP.

The Predecessor

BBFLP acquired Bumble Bee and Clover Leaf in November 2008 from a wholly owned subsidiary of Connors Bros. Income Fund (“CBIF” and with its subsidiaries, the “Predecessor”). The Acquisition occurred on November 18, 2008. However, for the purposes of financial reporting, November 22, 2008, the fiscal month-end of November 2008, was used as the effective accounting closing date of the Predecessor, with November 23, 2008 representing the first day of accounting for the businesses acquired by the Successor.

CBIF was an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to a Fourth Amended and Restated Declaration of Trust dated May 18, 2005. The Predecessor’s principal operating subsidiaries at during 2007 and the period from January 1, 2008 to November 22, 2008 were Bumble Bee and Clover Leaf Seafoods, L.P., the predecessor to Clover Leaf.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

U.S. Operations

CBH owns Bumble Bee through its wholly owned subsidiary, Stinson Seafood (2001), Inc. (“Stinson”), a Delaware corporation, which wholly owns Bumble Bee Holdings, Inc., a Georgia corporation (“BBH”). BBH owns all of the membership interests of Bumble Bee. Bumble Bee is a Delaware limited liability company. Bumble Bee (through its subsidiary BB Acquisition (PR), L.P.) also operates a tuna cannery located in Mayaguez, Puerto Rico.

Canadian Operations

CBH owns Clover Leaf through a group of directly held and indirectly held companies domiciled in the U.S., the Netherlands and Canada. The subsidiaries of Clover Leaf include various companies which primarily operate fishing businesses.

Reporting Periods

The Company reports its annual results of operations on a calendar year and quarterly results of operations as fiscal quarters of approximately 13 weeks in length. The first and fourth quarters may be up to four days longer or shorter than a 13 week period, while the second and third quarters are always 13 weeks in duration.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of April 3, 2010, the consolidated statements of operations and cash flows for the three months ended April 3, 2010 and April 4, 2009, and the consolidated statement of partnership equity for the three months ended April 3, 2010 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations, and its cash flows for the three months ended April 3, 2010 and April 4, 2009. The results for the three months ended April 3, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010. All references to April 3, 2010 or the three months ended April 3, 2010 and April 4, 2009 in the notes to the consolidated financial statements are unaudited.

The quarterly financial statements reflect all adjustments that are, in the opinion of management, normal and recurring in nature and necessary for a fair presentation of the financial position and results of operations for the interim periods presented.

Seasonality

Due to the seasonal nature of production and demand for product, the interim results of operations are not necessarily indicative of the estimated results of operations for a full fiscal year.

Periods Presented

For the Predecessor, the following consolidated financial statements are presented:

•	The consolidated statements of operations, cash flows and unitholders’ equity for 2007, and

•	The consolidated statements of operations, cash flows and unitholders’ equity for the eleven months ended November 22, 2008.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

For the Successor, the following consolidated financial statements are presented:

•	The consolidated balance sheets as of December 31, 2008 and 2009, and

•	The consolidated statements of operations, cash flows and partnership equity for the period from November 23, 2008 (inception) to December 31, 2008 and the year ended December 31, 2009, and

•	The unaudited consolidated balance sheet as of April 3, 2010 and statements of operations, cash flows, and partnership equity for the three months ended April 3, 2010

•	The unaudited statements of operations and cash flows for the three months ended April 4, 2009

No material operating activity took place in respect of the Successor for the period from September 12, 2008 (inception) to the date of the Acquisition on November 23, 2008, with the exception of the settlement of a hedge of Canadian dollars to purchase Bumble Bee and Clover Leaf which resulted in a loss of $7.5 million upon settlement in connection with the Acquisition.

The consolidated balance sheet as of December 31, 2009 reflects the financial position of CBH, the Parent Companies, Bumble Bee, and Clover Leaf. The consolidated balance sheet as of December 31, 2008 reflects the financial position of BBFLP, the Parent Companies, Bumble Bee, and Clover Leaf. The consolidated statements of operations, cash flows and partnership equity reflect the results of operations, income, cash flows and partnership equity of the Successor for the period from November 23, 2008 to December 31, 2008 and the year ended December 31, 2009. On December 17, 2009, BBFLP transferred all of its ownership interests in the Parent Companies (and therefore its indirect interests in Bumble Bee and Clover Leaf) to CBH, and as such the results of operations and cash flows of the Successor exclude those of BBFLP, all of which was immaterial, from December 17, 2009 to December 31, 2009.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our significant accounting policies are as follows:

(a) Consolidation

These consolidated financial statements include the accounts of the Successor and the Predecessor, which include all of their subsidiaries. All intercompany activity and intercompany account balances have been eliminated in consolidation. For the Successor, the accounts of BBFLP have been excluded from the consolidated financial statements effective December 17, 2009.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the valuation of certain amounts presented herein, including accounts receivable, inventories, deferred income taxes, intangibles, the pension benefit asset or liability, property, plant and equipment, certain accrued liabilities, equity, and revenues and the expenses related thereto. These estimates are based on management’s best knowledge of current events and actions that Connors may undertake in the future. Actual results could differ from these estimates.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

(c) Revenue and trade accounts receivable

We recognize revenue from the sale of products and related trade receivables at such time when persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price is fixed or determinable and collectability is reasonably assured. Revenue from the sale of products, net of estimated allowances for discounts, promotions, and other potential deductions is recognized at the time title or risk of loss transfers to the customer. Customers generally do not have the right to return product unless damaged or defective. Appropriate allowances for returned or damaged product are recognized at the time of sale. We record allowances for uncollectible trade receivables based on an analysis of the age and collectability of amounts due to the Company.

(d) Cost of sales

Cost of sales include costs of production and storage, including raw materials, labor, direct and indirect overhead, freight, as well as costs of purchasing and distributing finished products obtained from contract suppliers.

(e) Marketing and advertising costs

We promote our products through the use of consumer incentives, trade promotions and other advertising initiatives. Consumer incentives and trade promotional costs are recognized as a reduction to revenues in the period that the incentive is offered to consumers or the product related to a trade promotion is sold. For consumer incentives and trade promotion costs that are contingent upon consumer or customer behavior, the expected costs are based upon maximum exposure or, when possible, estimated based on historical experience and other factors, including market conditions that may reasonably affect the cost that is contingent at the time the promotion is effective.

Advertising costs are recognized at the time advertising takes place. We incurred $18.3 million and $0.6 million in advertising and promotional expense, included in “selling, general and administrative expenses” on the accompanying consolidated statement of operations for the year ended December 31, 2009 and for the period from November 23, 2008 (inception) to December 31, 2008, respectively. The Predecessor incurred $16.8 million and $11.7 million in advertising and promotional expense for the eleven months ended November 22, 2008 and the year ended December 31, 2007, respectively.

(f) Assets held for sale

Assets held for sale are reflected at amounts approximating fair values, less costs to sell, and represent assets that are not in use and are offered for sale. Such amounts are included in “other assets” on the accompanying consolidated balance sheets.

(g) Inventories

Inventories are valued at the lower of cost or market and are charged to cost of sales on a first-in, first-out (FIFO) method. Cost represents the cost of producing or purchasing finished product and delivering product to distribution facilities. Production costs include raw materials, labor and applicable overhead. Adjustments to reduce inventory carrying values to estimated net realizable values are based on expected sales prices, stock levels, product quality and age of product, on a product by product basis. Once established, these adjustments are considered permanent and are not reversed until the related inventory is sold or otherwise disposed.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

(h) Property, plant and equipment

Property, plant and equipment are valued at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the respective class of assets as follows:

Buildings and improvements	20 to 40 years
Machinery, equipment, furniture, fixtures and other	5 to 15 years
Software	3 to 7 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the applicable leases. Repair and maintenance costs as well as de minimis purchases are charged to production costs or to expense as incurred.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset held-for-use is determined by comparing the carrying amount of the asset to the future net cash flows expected to be generated from the use of the asset. If the asset is considered to be impaired, the impairment recognized is measured by the amount that the carrying amount of the asset exceeds the fair value of the asset. If management has committed to a plan to dispose of certain long-lived assets, the assets identified for disposal are classified and reported as held-for-sale at the lower of their carrying or fair value less costs to sell, and no further depreciation cost related to such assets is recognized.

(i) Goodwill, trademarks and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. Goodwill is not amortized. However, it is tested for impairment annually as of December 31st or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment testing is based on a comparison of the fair value of the net assets of a reporting unit to the book value of those net assets, including goodwill. Fair value of the net assets of a reporting unit is estimated based on consideration of discounted cash flows and estimated market values of a reporting unit. In the event that the book value of a reporting unit exceeds the estimated fair value of the net assets including goodwill, an impairment loss to adjust the goodwill balance to an amount equal to the fair value of a reporting unit less the fair value of the net assets is recognized.

Trademarks, which have indefinite lives, are not amortized. However, they are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of the trademark exceeds its fair value, an impairment loss equal to the excess is recognized. Costs incurred in the maintenance of the service potential of the trademark are expensed as incurred.

Other intangible assets consist primarily of fishing quotas, fishing licenses, customer relationships and supply relationships. Intangible assets related to fishing quotas and fishing licenses have indefinite lives and are not amortized to expense. Intangible assets related to fishing quotas and licenses are tested for impairment annually or more frequently if indications of impairment are noted. Other intangible assets related to customer and supply relationships are either amortized on a straight-line or declining balance basis so as to match the amount and timing of estimated cash flows related to the asset over estimated useful lives. Other intangible assets related to customer and supply relationships are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount exceeds fair value.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

(j) Strategic investments

We have investments in certain joint ventures including: an investment in Kent Warehouse and Labeling (“KWL”), a distribution center in Kent, Washington; and an investment in Sea Value, a tuna processing business operating in Thailand. These investments were acquired as a component of the assets of Bumble Bee or, in the case of Sea Value, as a separate purchase of equity interests in connection with the Acquisition. We account for the investment in KWL under the equity method and for the investment in Sea Value under the cost method.

In November 2009, Bumble Bee sold its interest in Atlantic Natural Foods, LLC (“ANF”) to its joint venture partner for $800,000, $200,000 of which was paid in cash at the closing. The remainder of the purchase price consideration was comprised of a note that is payable in installments of $200,000 in each of May 2010, November 2010 and April 2011. Interest on the note accrues at a rate of 8.5% per annum. The note was subsequently sold to BBFLP for its face amount on December 17, 2009 and is therefore not reflected on the consolidated balance sheet as of December 31, 2009. See Note 22, Related Party Transactions, for further details on this transaction.

(k) Debt issuance costs and debt discount

Debt issuance costs and debt discount are deferred and amortized to interest expense using the effective interest method over the term of the related debt instrument. Debt issuance costs are included in “other assets” on the accompanying consolidated balance sheets and debt discount is included in the accompanying consolidated balance sheets as a component of the related debt.

(l) Reporting currency and foreign exchange translation

We report our consolidated balance sheet, results of operations, cash flows and unitholders’ and partnership equity in the U.S. dollar. Certain subsidiaries of Connors maintain accounting records in their local currency (i.e., the Canadian dollar). The components of the consolidated statements of operations and cash flows for subsidiaries that maintain records in currencies other than the U.S. dollar are translated to U.S. dollars using average exchange rates in effect during the reported periods. The components of the assets and liabilities on the consolidated balance sheets of subsidiaries that maintain records in currencies other than U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Unrealized exchange gains or losses arising from the translation of the foreign operations’ financial statements are reported as a component of other comprehensive income.

(m) Derivative financial instruments

Unrealized gains and losses related to forward foreign currency contracts, interest rate swaps and commodities contracts that meet the criteria for hedge accounting are recorded in other comprehensive income. Hedge effectiveness is assessed at the inception of a contract and at the end of every reporting period. Realized gains and losses impact net income or loss in the same period during which the underlying hedged item is reflected in net income or loss.

(n) Employee benefits

Bumble Bee and Clover Leaf maintain defined benefit plans providing pension benefits to certain hourly, salaried and former employees in the U.S., Canada and Puerto Rico.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

We accrue our obligations under employee pension benefit plans and the related costs, net of the fair value of the benefit plan assets. We have the following accounting procedures with respect to defined benefit plans:

•

The cost of the pension benefits earned by employees is actuarially determined using the projected benefit method, pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages for employees;

•	The expected return on plan assets is based on the anticipated future long-term performance of individual asset classes;

•	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment; and

•

The excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

(o) Equity-based compensation

In November 2008, we adopted the Connors Bros., L.P. Unit Option Plan (the “Plan”) to grant options to acquire Class A Common Units of BBFLP to eligible officers, employees, consultants, independent contractors, agents and non-employee directors and/or managers who provide services to the Company. Under the Plan, as amended, 23,133.82 Class A common units were reserved for issuance upon exercise of options granted by the compensation committee of Connors (the “Committee”). The Committee determines the terms of the stock option agreements, including vesting requirements. Options under the Plan have a 10-year contractual term and generally vest over a period not to exceed five years from the date of grant, with the exception of options granted that vest based on achieving certain performance conditions by BBFLP.

We account for equity-based awards pursuant to the provisions of revised authoritative guidance for share-based payments. Under authoritative guidance, equity-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period or the vesting period. We account for the estimated cost of the equity-based awards of BBFLP by recording additional partnership equity issued by CBH.

For equity awards granted during the period from November 23, 2008 (inception) through December 31, 2009, expenses were amortized under the straight-line method for awards that only contain service conditions. For awards that contain performance conditions, we recognize the equity-based compensation expense on a straight-line basis for each vesting tranche as required by the authoritative guidance. As equity-based compensation expense recognized in the statement of operations for the period from November 23, 2008 (inception) through December 31, 2008, and for the year ended December 31, 2009, is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The revised authoritative guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

(p) Recent accounting pronouncements

Effective January 1, 2007, we adopted revised authoritative guidance for accounting for uncertainty in income taxes. The authoritative guidance clarifies the accounting for uncertain tax positions and prescribes a comprehensive model for how companies should recognize, measure, present and disclose in financial statements uncertain tax positions taken or expected to be taken on a tax return. Under the authoritative guidance, tax

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

benefits shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The authoritative guidance also revises disclosure requirements to include an annual tabular presentation of unrecognized tax benefits. The provisions of the authoritative guidance were adopted on January 1, 2007 and did not have a material impact on our consolidated financial statements.

Effective January 1, 2008, we adopted the Financial Accounting Standards Board’s (“FASB”) revised authoritative guidance for fair value measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Adoption of this statement for non-financial assets and liabilities is required for an entity’s first fiscal year that begins after November 15, 2008 due to the deferral period provided by authoritative guidance. Connors adopted this standard for financial assets and liabilities on January 1, 2009 without any material impact to the consolidated financial statements.

Effective January 1, 2009, we adopted new authoritative guidance for disclosures about derivative instruments and hedging activities. The authoritative guidance requires additional quantitative disclosures, provided in tabular form, and qualitative disclosures for derivative instruments. The required disclosures include a description of how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as hedging instruments in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. The authoritative guidance does not change the accounting treatment for derivative instruments.

Effective January 1, 2009, we adopted amended authoritative guidance for employers’ disclosures about postretirement benefit plan assets to provide for additional disclosure and documentation surrounding benefit plan assets and activities. Enhanced disclosure requirements are reflected in the annual financial statements and we do not believe that the adoption of this statement had a material impact on the consolidated financial statements.

Effective January 1, 2009, we adopted revised authoritative guidance for business combinations, which impacts the accounting for business combinations. The statement requires changes in the measurement of assets and liabilities acquired based on a fair value method consistent with the authoritative guidance for fair value measurements. Additionally, the statement requires a change in accounting for certain acquisition related expenses and business adjustments which, under the revised guidance, are no longer considered part of the purchase price of an acquired entity. Adoption of this revised guidance is required for fiscal years beginning after December 15, 2008, and was therefore generally not applicable to the accounting for the Acquisition. Early adoption was not permitted. The adoption of the statement could have an impact on the accounting for future acquisitions.

Effective January 1, 2009, we adopted the revised authoritative guidance for the accounting treatment afforded pre-acquisition contingencies in a business combination. Under the revised guidance, an acquirer is required to recognize, at fair value, an asset acquired or a liability assumed that arise from a contingency if the acquisition-date fair value of the asset or liability can be determined during the measurement period, as defined. If the fair value of an acquired asset or assumed liability cannot be determined as of the date of acquisition, the acquirer will apply the authoritative guidance used to evaluate any contingencies to determine whether the contingency should be recognized as of the acquisition date or after the acquisition date. The adoption of the

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

revised guidance could have an impact on our consolidated financial statements should an acquisition take place in the future. The nature and magnitude of the specific effects on results of operations or financial position of Connors will depend upon the nature, terms and size of the acquisitions, if any, consummated after the effective date.

Effective January 1, 2009, we implemented the FASB’s revised authoritative guidance for consolidation, which addresses the accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The adoption of the revised guidance did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted the FASB’s revised authoritative guidance which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance requires enhanced disclosures concerning a company’s treatment of costs incurred to renew or extend the term of a recognized intangible asset. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Effective with the financial statements as of and for the year ended December 31, 2009, we adopted authoritative guidance on subsequent events. This guidance establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The adoption of the new authoritative guidance did not have a material impact on our financial position or results of operations.

Effective with the financial statements as of and for the year ended December 31, 2009, we adopted authoritative guidance on accounting standards codification and the hierarchy of generally accepted accounting principles. The new authoritative guidance has become the single source of authoritative nongovernmental U.S. GAAP, superseding existing authoritative guidance from FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force, and related accounting literature. The new authoritative guidance reorganized the thousands of GAAP pronouncements into roughly ninety accounting topics and displays them using a consistent structure. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. The adoption of the new authoritative guidance did not have a material impact on our financial position of results of operation.

Effective January 1, 2010, we adopted Accounting Standards Update 2009-17 (Topic 810) requiring companies to identify the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. Further, companies are required to perform on-going reassessments of whether an enterprise is the primary beneficiary and eliminate the use of the quantitative approach previously required for determining the primary beneficiary. Currently, we are not the primary beneficiary of any variable interest entity.

3. The Acquisition

On November 18, 2008, BBFLP acquired all of the common stock of Stinson and thereby acquired all of the subsidiaries of Stinson, including Bumble Bee and its subsidiaries, from Connors Bros., Limited, a subsidiary of CBIF. Also on November 18, 2008, BBFLP, through a wholly owned indirect subsidiary, 3231021 Nova Scotia

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

Company (“3231021”), purchased all of the common shares of Clover Leaf. 3231021 then merged with Clover Leaf. The cost of the Acquisition (including acquisition financing costs) and condensed balance sheet of the entities acquired, as initially recorded in November 2008, follows (in thousands):

Cost of the acquired entities
Cash paid to seller	$361,711
Extinguishment of debt	231,003
Acquisition costs	21,280

Total cost of Acquisition	$613,994

Condensed balance sheet of acquired entities
Cash	$3,279
Accounts receivable	78,334
Inventories	246,078
Prepaid expenses and other assets	5,353
Property, plant and equipment	78,231
Investment in Sea Value	5,181
Other long-term assets	5,765
Goodwill	41,536
Trademarks	206,377
Customer relationships and supply agreements	84,944
Fishing licenses and quahog harvesting rights	32,663
Current portion of capital leases and other debt	(4,990)
Accounts payable	(89,259)
Accrued expenses	(47,053)
Other current liabilities	(10,916)
Capital leases and other debt, net of current portion	(7,243)
Pension and other long-term obligations	(5,546)
Deferred tax liabilities	(8,740)

Net assets acquired at fair value	$613,994

Under the purchase method of accounting, the total purchase price as shown in the table above is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded to goodwill. The purchase price allocation performed in 2008 was preliminary in respect of the following areas: certain intangible assets, deferred income taxes, estimated accruals and allowances related to the cost to exit the red-meats business, the product recall, and environmental remediation, which had been partially completed and the analyses of the fair values have been determined based on additional information that existed as of the acquisition date, but required additional time to evaluate.

Goodwill allocated to Clover Leaf and its subsidiaries is deductible under Canadian income tax law, though deductibility may be subject to certain limitations. Goodwill allocated to Bumble Bee and its subsidiaries is not deductible.

The purchase price, final adjustments to the fair value of the acquired net assets and the determination of the amount of goodwill was completed in the fourth quarter of 2009.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

During 2009, we recorded the following adjustments to the fair values of the assets and liabilities of the entities acquired (in thousands):

Deferred income taxes and income tax refunds	$(1,656)
Environmental remediation liability	2,600
Augusta plant closure and disposal accrual	4,583
Deferred credit from sale-leaseback of plant	(1,165)
Pension assets and liabilities	708
Accrued acquistion costs	738
Property, plant and equipment	(1,496)
Gain on insurance claim arising from pre-acquisition periods	(1,127)
Trademarks	10,752
Other intangible assets	9,350
Other	(621)

Net increase in goodwill and related net decrease to identified net assets acquired	$22,666

In performing the purchase price allocation we considered, among other factors, the use of the acquired assets, market values, and historical as well as projected financial performance of its brands, customer relationships, supply arrangements, private label arrangements and other aspects of its business processes underlying intangible assets. The fair value of intangible assets and property, plant and equipment relied in part on a valuation report completed by a third party valuation firm which applied a variety of valuation techniques based on factual data, estimates and assumptions provided by management. The fair value of strategic investments was determined by management by applying a variety of valuation techniques based on factual data, estimates and assumptions.

4. Inventories

At the Acquisition date, the inventories of Bumble Bee, Clover Leaf and their subsidiaries were recorded at their fair value in accordance with authoritative guidance for business combinations. As such, a step-up in the basis of the acquired inventory was recorded at the date of the Acquisition in the amount of $11.8 million. $3.6 million of the step-up valuation costs were charged to cost of sales during the period from November 23, 2008 to December 31, 2008. The step-up valuation adjustment that had not yet been recognized as cost of sales as of December 31, 2008 in the amount of $8.2 million is included in “inventories” on the accompanying consolidated balance sheet as of December 31, 2008. The entire $8.2 million was charged to cost of sales during the first six fiscal months of 2009 in connection with the sale of the underlying product.

Inventories were as follows (in thousands):

	Successor
	December 31, 2008	December 31, 2009	April 3, 2010
			(unaudited)
Raw materials	$53,177	$58,118	$54,351
Work in process	7,877	12,565	9,083
Finished goods	192,364	162,523	154,039

Inventories, net	$253,418	$233,206	$217,473

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

5. Property, Plant and Equipment

Property, plant and equipment were as follows (in thousands):

	Successor
	December 31, 2008	December 31, 2009
Land	$4,816	$5,864
Buildings and improvements	15,097	22,115
Machinery, equipment, furniture, fixtures and other	32,914	46,286
Software and other computer equipment	16,659	18,737
Assets under construction	11,673	7,829

	81,159	100,831
Less: accumulated depreciation and amortization	695	10,544

Property, plant and equipment, net	$80,464	$90,287

Depreciation expense for the Successor was $9.8 million and $0.6 million for the year ended December 31, 2009 and for the period from November 23, 2008 (inception) to December 31, 2008, respectively. Depreciation expense for the Predecessor was $9.4 million and $16.4 million for the period from January 1, 2008 to November 22, 2008 and for the year ended December 31, 2007, respectively. These amounts are inclusive of amortization expense recorded for property, plant and equipment assets held under capital leases.

Included in property, plant and equipment are certain assets held under capital leases as follows (in thousands):

	Successor
	December 31, 2008	December 31, 2009
Property, plant and equipment held under capital leases	$14,632	$10,078
Less: accumulated amortization	172	759

Property, plant and equipment, net for assets held under capital leases	$14,460	$9,319

6. Other Intangible Assets

Other intangible assets, all of which were recorded in connection with the Acquisition, were as follows (in thousands):

	Successor
	December 31, 2008		December 31, 2009
	Weighted average life (in years)	Carrying amount	Weighted average life (in years)	Carrying amount
Customer relationships	13.1	$79,645	12.8	$79,387
Supply relationships	11.3	5,547	11.3	5,547
Less: accumulated amortization		(1,058)		(14,308)

Customer and supply relationships, net		84,134		70,626
Fishing and harvesting quota and licenses		32,910		31,257

Other intangible assets, net		$117,044		$101,883

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

As of December 31, 2009, the estimated amortization expense for intangible assets for each of the next five years and in the aggregate thereafter is expected to be as follows (in thousands):

2010	$11,692
2011	10,443
2012	9,075
2013	8,244
2014	6,602
Thereafter	24,570

$70,626

7. Strategic Investments

The Company held the following strategic investments, included in “other assets” on the accompanying consolidated balance sheets (in thousands):

	Successor
	December 31, 2008	December 31, 2009	April 3, 2010
			(unaudited)
Sea Value	$5,181	$5,181	$5,181
KWL	985	794	755
ANF	124	—	—
Other	98	183	183

	$6,388	$6,158	$6,119

We did not apply fair values to our cost method investments as it was impractical to do so due to the lack of liquid markets for private equity investments.

8. Assets Held for Sale

In connection with the closure of the Augusta, Georgia facility (the “Augusta Plant”), we sold certain assets held for sale at auction in May 2009. Following the auction, we recorded a $0.6 million adjustment to write down the value of the unsold property, plant and equipment located at the Augusta Plant to estimated net realizable value. The $0.6 million adjustment was charged to goodwill as an adjustment to the fair value of the assets, all of which were acquired in the Acquisition and for which fair values had been estimated on a preliminary basis as of December 31, 2008. We also have assets located in New Brunswick that are held for sale. The unsold assets, with an estimated net value of $0.4 million and $2.8 million, are included in “other assets” on the accompanying consolidated balance sheet as of December 31, 2009 and December 31, 2008, respectively.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

9. Accrued Expenses

Accrued expenses were as follows (in thousands):

	Successor
	December 31, 2008	December 31, 2009
Promotional and other marketing accruals	$18,024	$25,430
Payroll and benefits	12,443	14,542
Accrued interest expense	630	1,171
Accrued professional fees	1,786	940
Accrued royalty fees	1,047	499
Accrued warehousing expense	1,211	250
Accrued product recall expense	640	—
Other	4,246	3,835

Accrued expenses	$40,027	$46,667

10. Senior Credit Facilities and Other Debt

Debt was comprised of the following (in thousands):

	Successor
	December 31, 2008	December 31, 2009	April 3, 2010
			(unaudited)
Senior term loan notes payable, maturing in quarterly installments through November 2013, with interest payable monthly; weighted average variable rate was 5.50% as of both December 31, 2009 and April 3, 2010	$133,000	$42,750	$30,375

Unamortized debt discount related to the senior term loan notes payable	(3,086)	(703)	(358)

Long-term revolving credit facilities, maturing November 18, 2013, with interest payable monthly; weighted average variable rate, net of effect of the interest rate swap, was 4.73% and 4.82% as of December 31, 2009 and April 3, 2010, respectively	157,326	137,594	128,484

Unamortized debt discount related to long-term revolving credit facilities	(4,163)	(3,589)	(3,403)

Senior subordinated notes payable, maturing November 18, 2015, with interest payable quarterly in cash at 12.0% per annum and “paid-in-kind” at 4.25% per annum	135,685	—	—

Unamortized debt discount related to senior subordinated notes payable	(3,999)	—	—

Senior secured notes, maturing December 15, 2015, with interest payable semi-annually at 7.75% per annum	—	220,000	220,002

Unamortized debt discount related to senior secured notes payable	—	(2,583)	(2,508)

Capital lease obligations, installment notes, and demand notes; principal and interest payable monthly at interest rates ranging from 3.09% to 13.25%, with final payments due in months ranging from March 2011 to September 2014	11,644	6,455	4,800

Total long-term debt	$426,407	$399,924	$377,392

Less amounts due within one year	17,883	13,678	12,679

Total long-term debt, net of amounts due within one year	$408,524	$386,246	$364,713

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

Senior Term Loan and Senior Revolving Credit Facilities

In connection with the Acquisition, Bumble Bee and Clover Leaf borrowed $133.0 million under a senior term loan agreement (the “Senior Term Loan”), and entered into a senior revolving credit agreement allowing for aggregate maximum borrowing of $150.0 million and Cdn$75.0 million (the “Revolver”) subject to limitations based on advance rates against qualified assets as stipulated under the agreement. On December 17, 2009, we prepaid $83.5 million of notes issued to certain lenders under the Senior Term Loan, and incurred a 1% prepayment penalty in the amount of $0.8 million. In addition, on December 17, 2009, we borrowed an additional $3.2 million under the Senior Term Loan.

Bumble Bee owed $121.1 million and $119.9 million and Clover Leaf owed $7.4 million and $17.7 million under the Revolver as of April 3, 2010 and December 31, 2009, respectively. Under the Senior Term Loan and Revolver agreements, amounts borrowed are secured by substantially all the assets of Bumble Bee and Clover Leaf. The loans and other obligations under the Senior Term Loan and Revolver agreements are guaranteed by CBH, Stinson, BBH, Clover Leaf Holdings Company and the direct and indirect subsidiaries of the U.S. and Canadian borrowers. Each of the U.S. and Canadian borrowers also guarantees the obligations of the other borrower.

The Senior Term Loan agreement calls for interest to be calculated at a base rate of not less than 3.5% plus a margin of 3.0% or LIBOR plus a margin of 4.0%. The Revolver agreement calls for interest to be calculated at rates comprised of certain base rates to the specific borrowings plus a margin ranging from 3.50% to 3.75%. We incur an unused line availability fee on the Revolver of 0.5% of $150.0 million and Cdn$75.0 million, net of outstanding loan balances and letters of credit, payable monthly.

The senior credit facility agreements contain financial and other covenants that limit or restrict the Company’s ability to make capital expenditures; incur indebtedness; permit liens on property; enter into transactions with affiliates; make restricted payments or investments; enter into mergers, acquisitions or consolidations; conduct certain asset sales; pay dividends or distributions and enter into other specified transactions and activities. The financial covenants state that the Company must maintain at all times a fixed charge coverage ratio of not less than 1.025:1.00, except when average availability, as defined, under the Revolver is in excess of $35.0 million.

As of December 31, 2009, the aggregate installment payments due under the Senior Term Loan for each of the next five years were as follows (in thousands):

2010	$9,500
2011	9,500
2012	11,875
2013	11,875
2014	—

$42,750

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

In March 2010, we made a $10.0 million prepayment on amounts due under our Senior Term Loan agreement along with the scheduled installment payment. As of April 3, 2010, the aggregate quarterly installment payments due under the Senior Term Loan for each of the next five years were as follows (in thousands):

2010 (remaining)	$7,125
2011	9,500
2012	11,875
2013	1,875
2014	—
2015	—

$30,375

Senior Subordinated Notes

In connection with the Acquisition, Bumble Bee and Clover Leaf borrowed $135.0 million under a senior subordinated loan agreement (the “Subordinated Loan”). Under the Subordinated Loan agreement, interest was comprised of cash interest of 12.0% plus interest paid-in-kind at 4.25% per annum. On December 17, 2009, we retired all $141.4 million of the notes then outstanding, including interest paid-in-kind of $6.4 million. Further, we incurred a prepayment penalty of $15.7 million.

7.75% Senior Secured Notes

On December 17, 2009, we issued $220.0 million in senior secured notes (“Senior Secured Notes”) and used the proceeds, along with the proceeds from a draw on the Revolver, to retire $83.5 million of the Senior Term Loan and all $141.4 million of the notes then outstanding under the Subordinated Loan. The Senior Secured Notes were issued net of original issue discount of $2.6 million, resulting in net proceeds (excluding debt issuance costs) of $217.4 million. The Senior Secured Notes bear interest at a rate of 7.75% per annum, with interest payable semi-annually in cash in arrears on each June 15th and December 15th beginning on June 15, 2010 and mature on December 15, 2015. We may redeem some or all of the Senior Secured Notes as stipulated in a note indenture (the “Indenture”). The Senior Secured Notes are secured, on a subordinated basis, to the Senior Term Loan and the Revolver, by a third-party lien on substantially all of our assets.

The Indenture to the Senior Secured Notes contains covenants that limit or restrict the Company’s ability to incur indebtedness; permit liens on property; enter into transactions with affiliates; make restricted payments or investments; enter into mergers, acquisitions or consolidations; conduct certain asset sales; pay dividends or distributions and enter into other specified transactions and activities.

The Senior Secured Notes are guaranteed, jointly and severally, by CBH and the other guarantors pursuant to the Indenture with guarantees and right of payment ranking equally with all of our existing and future senior obligations. Each of the Parent’s Subsidiaries (other than the issuers) are guarantors.

Loss on Extinguishment of Debt

In March 2010, we extinguished $10.0 million of amounts due under the Senior Term Loan in advance of the scheduled installment payment date, and we incurred a loss on extinguishment in the amount of $0.6 million arising from accelerated recognition of debt discount, debt issuance costs, as well as a prepayment penalty.

In connection with the December 17, 2009 extinguishment of $83.5 million of the Senior Term Loan and all $141.4 million of the notes then outstanding under the Subordinated Loan, we incurred a loss totaling $25.8 million, comprised of $16.6 million in prepayment penalties, $3.9 million in charges related to unamortized deferred debt issuance costs, $5.1 million in unamortized debt discount, and $0.2 million in transaction costs, primarily related to legal fees.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

In order to comply with certain vendor requirements, we had stand-by letters of credit in the amount of $3.6 million as of April 3, 2010.

As of December 31, 2009, commitments under equipment capital leases and installment notes for each of the next five years and in the aggregate thereafter were as follows (in thousands):

2010	$4,462
2011	1,570
2012	408
2013	351
2014	109
Thereafter	—

6,900
Less interest	445

Capital lease and other debt obligations	$6,455

11. Product Recall

In July 2007, Bumble Bee voluntarily recalled all canned products processed on one line of the Augusta Plant (the “Recall”) due to the risk of possible contamination of these products with Clostridium botulinum, a bacterium which can cause botulism, a serious illness. In connection with the Recall, the Augusta Plant was temporarily closed. Bumble Bee worked with the U.S. Food and Drug Administration (the “FDA”) and the United States Department of Agriculture (the “USDA”) in conducting the Recall and investigating the cause of any contamination, and has taken corrective measures to prevent contamination in the future.

The changes to the balance of the recall accrual representing amounts charged to settle Recall expenses were as follows (in thousands):

	Successor
	Balance December 31, 2008	Charges and adjustments to accruals	Balance December 31, 2009
Accounts receivable:
Allowance for customer returns and claims	$127	$(127)	$—
Less insurance claims receivable	—	—	—

Total asset allowances, net	127	(127)	—

Accrued liabilities:
Accrued costs to recall and destroy product	129	(129)	—
Accrued professional services and other	503	(503)	—

	632	(632)	—

Totals before income tax effect	$759	$(759)	$—

We recorded as a liability a balance of $0.8 million as of November 22, 2008 when Bumble Bee was purchased in connection with the Acquisition, all of which has been settled, primarily by charges related to legal fees incurred during the year ended December 31, 2009.

An estimated expense of $0.3 million, representing amounts deductible under the general liability insurance policy of Bumble Bee and Clover Leaf, was recorded in June 2007. Management believes product liability claims related to the Recall are limited in number, and that the general liability insurance of Bumble Bee and Clover Leaf is sufficient to cover costs in excess of amounts deductible under the insurance policies in respect of product liability claims related to the Recall.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

Charges to earnings for the Recall, all of which were recognized in 2007, included allowances against revenues for product at customers to be destroyed or returned, charges to cost of sales for inventory on hand at June 30, 2007 to be destroyed or considered to be impaired by the Recall, and charges to “product recall expense” for the costs related to the Recall and charges to reflect non-cash asset impairments to trademarks affected by the Recall. The impact to the consolidated statements of operations for the year ended December 31, 2007 was as follows (in thousands):

Predecessor
Year ended December 31, 2007
Revenue	$(11,141)
Cost of sales	16,842

Recall impact on gross profit	(27,983)
Product recall expense	10,574

Recall impact on earnings before income taxes	(38,557)

Current income tax benefit	(348)
Deferred income tax benefit	(3,613)

Total income tax benefit	(3,961)

Recall impact on net earnings	$(34,596)

12. Brand Disposals and Restructuring

On February 17, 2010, Bumble Bee announced it was closing its Prospect Harbor, Maine sardine canning facility (“Prospect Harbor Plant”) in April 2010 as a result of reductions in the total allowable catch levels of herring, as set by governmental agencies, for New England waters. We accrued costs to provide severance payments to employees of the Prospect Harbor Plant, adjusted certain assets to fair values and certain other costs related to managing the plant closure. The Prospect Harbor plant remained in operation as of April 3, 2010, and it therefore did not meet the criteria for classification as an asset held for sale at that date.

In February 2010, we charged $1.3 million to restructuring and other transition costs to terminate a contract with a freight carrier so as to allow for us to ship product with other carriers on more favorable terms.

The balances representing the accrued restructuring costs related to the closure of the Prospect Harbor Plant are included in “other current liabilities” on the accompanying consolidated balance sheet as of April 3, 2010. The estimated plant closure costs accrued, the subsequent payments charged to settle the estimated accrued charges as well as the adjustments to the accrued charges for changes in estimated costs follows (in thousands):

	Plant closure cost	Employee severance cost	Total
Prospect Harbor plant closure:
Accrual as of December 31, 2009	$—	$—	$—
Costs incurred	205	828	1,033
Payments and adjustments	(205)	—	(205)

Accrual as of April 3, 2010	$—	$828	$828

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

In September 2008, the finished goods inventories, certain production equipment and the intangible assets related to the red-meats business of Bumble Bee were sold, and the Predecessor announced the planned closure of the Augusta Plant. As a result, for the eleven months ended November 22, 2008, the Predecessor recorded a loss on the sale of the red-meats assets and charges related to the planned closure of the Augusta Plant as follows (in thousands):

Predecessor
January 1, 2008 to November 22, 2008
Sale of inventories, equipment and brands	$3,893
Augusta Plant closure costs	10,623
Adjustment of property, plant and equipment to estimated fair values	2,244

Loss on sale of red-meats assets and plant closure	$16,760

The Augusta Plant was closed in the fourth quarter of 2008, and we have incurred costs to maintain the property as we seek to dispose of it, complete the closure, liquidate equipment not transferred to other facilities, terminate certain contracts, and provide for severance for former employees. The following table reflects Augusta Plant closure and disposal costs incurred by the Predecessor and recorded by Connors at the Acquisition date as an accrual reflecting the estimated amounts to settle such costs and dispose of the remaining property, plant and equipment located at the Augusta Plant. In addition, the table reflects the subsequent amounts charged to the accrual and adjustments to the accrual for changes to the estimated costs, which were charged to goodwill as an adjustment to the fair value of the liabilities acquired in connection with the Acquisition.

The activity related to the Augusta Plant closure and disposal accrual, which is included in “other current liabilities” on the accompanying consolidated balance sheets, follows (in thousands):

	Plant closure cost	Employee severance cost	Total
Augusta plant closure:
Predeccessor
Costs incurred to November 22, 2008	$8,947	$1,676	$10,623
Payments and adjustments	(3,889)	—	(3,889)

Accrual as of November 22, 2008	$5,058	$1,676	$6,734

Successor
Accrual as of November 22, 2008	$5,058	$1,676	$6,734
Payments and adjustments	(1,283)	(999)	(2,282)

Accrual as of December 31, 2008	$3,775	$677	$4,452
Payments and adjustments	(2,664)	(583)	(3,247)

Accrual as of December 31, 2009	$1,111	$94	$1,205
Payments and adjustments	(236)	—	(236)

Accrual as of April 3, 2010	$875	$94	$969

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

The balances remaining in restructuring accrual accounts as of April 3, 2010 is comprised primarily of planned employee severance costs for former plant employees and estimated costs to maintain and ultimately dispose of the Augusta Plant.

In May 2007, the Predecessor completed the sale of certain non-strategic brands, including rights to the brands, related inventories and equipment, for $3.9 million and recognized a pre-tax gain of $2.5 million.

13. Asset Impairment Charges

In December 2007, impairment charges of approximately $78.4 million were recorded to adjust goodwill, trademarks and property, plant and equipment located at the Augusta Plant to fair values, which were determined to be lower than carrying values. The impairments arose from changes to fair values, as estimated, subsequent to the Recall. The goodwill and trademark impairment charges related directly to diminished cash flow projections from the red-meats brands subsequent to the Recall. The property, plant and equipment impairment charge arose from a significant reduction in the use of productive capacity of the Augusta Plant following the Recall. In June 2007, a $3.5 million impairment charge related to the trademarks affected by the Recall was recorded. No asset impairment charges were recorded by the Successor in the fiscal year ended December 31, 2009 or the period from November 23, 2008 (inception) to December 31, 2008. No asset impairment charges were recorded by the Predecessor for the period from January 1, 2008 to November 22, 2008.

The following total charges, before income tax effect, reflecting impairment of these assets were recorded by the Predecessor during the year ended December 31, 2007 (in thousands):

Predecessor
Year ended December 31, 2007
Goodwill	$60,000
Trademarks	13,014
Property, plant and equipment	8,932

Total asset impairment charges	$81,946

14. Redeemable Preferred Partnership Units

In connection with the Acquisition, BBFLP issued 50,500 redeemable preferred partnership units (“Preferred Units”) with an initial liquidation preference of $50.5 million. In connection with the formation of CBH and the Transfer of Investments which occurred on December 17, 2009, BBFLP is no longer included in the consolidation of the Company. As such, the Preferred Units are no longer reflected as outstanding on the consolidated balance sheet of the Company as of December 31, 2009.

In 2008, we recorded $7.9 million of the proceeds received from the sale of Preferred Units to class A common units. This represented the value of the 7,884 class A common units of BBFLP, at an ascribed value of $1,000 per unit, issued in connection with the initial issuance of 50,500 Preferred Units. In 2009, we recorded an anti-dilution distribution in the amount of $1.2 million in connection with the issuance of an additional 925 class A common units to maintain a 4.04% common unit ownership interest in respect of the class A common units issued in connection with the Preferred Units (as agreed to with the Preferred Unit holders at the time the Preferred Units were issued). These additional units were issued to offset the dilutive effect of the BBFLP

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

common unit options granted, as planned, in 2009. In addition to the $9.1 million in common units issued to the Preferred Unit holders, we incurred $1.9 million in fees and other costs in connection with the issuance of the Preferred Units, all of which was charged to Preferred Units as issuance costs.

The Preferred Units earned a preferred return of 13.0% per annum, compounding quarterly. Issuance costs related to the Preferred Units were accreted to preferred partnership units on a ratable basis based on an eight year contingent redemption period, resulting in an increase to the carrying value of the Preferred Units and a decrease in retained earnings as the accretion was recorded. The activity related to the Preferred Units for the period from November 23 to December 31, 2008 and for the year ended December 31, 2009 was as follows (amounts in thousands):

	Successor
	Units	Amounts
Redeemable preferred partnership units, November 23, 2008 (inception)	—	$—
Issuance of preferred partnership units	50,500	50,500
Issuance costs	—	(9,782)
Preferred return	—	791

Redeemable preferred partnership units, December 31, 2008	50,500	$41,509

Preferred return	—	6,832
Accretion of preferred unit issuance costs and discount	—	1,506
Distributions	—	(2,625)
Issuance costs adjustment	—	(1,232)
Exit of BBFLP from consolidation	(50,500)	(45,990)

Redeemable preferred partnership units, December 31, 2009	—	$—

15. Unitholders’ and Partnership Equity

Partnership Equity of CBH

In connection with the Transfer of Investments on December 17, 2009, CBH recorded the issuance of partnership equity held by BBFLP in the amount of $222.7 million, an amount equal to BBFLP’s carrying value of the investments in the Parent Companies. The preferred partnership units of BBFLP, the general and limited partnership equity of BBFLP, and the accumulated deficit of BBFLP has been, effective with the Transfer of Investments on December 17, 2009, excluded from the consolidated balance sheet of Successor. As such, our consolidated statement of partnership equity for the year ended December 31, 2009 reflects the exit of BBFLP as the top consolidating entity and the issuance of partnership equity by CBH and our consolidated balance sheet as of December 31, 2009 no longer includes the equity or other accounts of BBFLP.

BBFLP General Partnership Unit

In connection with the formation of BBFLP in September 2008, BBFLP issued one general partnership unit. As of December 31, 2008, one general partnership unit was outstanding with a value of one dollar. In connection with the formation of CBH and the Transfer of Investments, BBFLP is no longer included in the consolidation of the Company. As such, the general partnership unit is no longer reflected as outstanding on the consolidated balance sheet of the Company as of December 31, 2009.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

BBFLP Common Partnership Units

BBFLP issued class A common partnership units as reflected in the accompanying consolidated statement of partnership equity. In addition, BBFLP granted, on November 18, 2008, a total of 2,625 class B common partnership units to four executives of the Company. The class B common units are restricted units that vest seven years from the date of grant, but may vest upon the occurrence of an exit event, as defined in the Limited Partnership Agreement of BBFLP. In connection with the formation of CBH and the Transfer of Investments, BBFLP is no longer included in the consolidation of the Company. As such, none of the common partnership units of BBFLP are reflected as outstanding on the consolidated balance sheet of the Company as of December 31, 2009.

Tax Distributions

Certain provisions of the debt agreements entered into by Connors disallow distributions to its partners other than distributions made for purposes of providing for the payment of estimated income taxes of partners. During the year ended December 31, 2009, BBFLP distributed $3.9 million in cash to holders of its preferred and common units for the purpose of paying income taxes.

Predecessor’s Unitholders’ Equity

The Predecessor paid monthly distributions to its unitholders in an amount determined based on provisions contained in the Predecessor’s declaration of trust, as amended. The Predecessor paid distributions to its former unitholders totaling $27.0 million for the period from January 1, 2008 to November 23, 2008 (exclusive of a final monthly distribution paid at the Acquisition date), and $41.3 million for the year ended December 31, 2007.

16. Equity-based Compensation

We account for equity-based awards pursuant to the provisions of authoritative guidance for share-based payments. Under authoritative guidance, equity-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over an employee’s requisite service period or the vesting period as appropriate.

Successor Unit Options

There were no unit option awards granted by the Predecessor. For the purposes of calculating the equity-based compensation awarded by the Successor, we estimate the fair value of options to purchase units using a Monte Carlo simulation option-pricing model. To estimate the compensation expense that was recognized for the year ended December 31, 2009, we used the following assumptions in the Monte Carlo simulation.

Year Ended December 31, 2009
Volatility	36.12% to 36.46%
Expected term (years)	4.30 to 5.17
Risk free interest rate	2.00% to 2.27%
Expected dividend yield	0.0%

The expected volatility is based on a blended rate of 1) one-half historical CBIF and 2) one-half peer group average blended. The peer group average blended consists of 50/50% blend of historical and implied volatility of comparable peers with publicly traded equity, and is in accordance with authoritative guidance for entities with

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

non-public equity. The expected term of options granted is calculated using a Monte Carlo model, which also used historical data of a peer sector of companies in order to estimate employee voluntary exercise behavior. The risk-free interest rate is consistent with the zero-coupon U.S. Treasury rate curve. The Company has not paid dividends and currently does not plan to pay dividends in the foreseeable future.

Unit option activity was as follows:

	Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2007	—	—
Granted	—	—
Exercised	—	—
Cancelled	—	—

Outstanding at November 22, 2008	—	—

Granted	—	—
Exercised	—	—
Cancelled	—	—

Outstanding at December 31, 2008	—	—

Granted	22,013	1,000
Exercised	—	—
Cancelled	(32)	1,000

Outstanding at December 31, 2009	21,981	1,000	8.9

Exercisable at December 31, 2009	—	1,000	8.9

Vested or Expected to Vest at December 31, 2009	10,566	1,000	8.9

There were no unit options granted by the Predecessor or the Successor in 2008. The total fair value of unit options recognized in the statement of operations as selling, general and administrative expense during the year ended December 31, 2009 was $0.8 million. We did not recognize any tax benefit on the expense recognized for the year ended December 31, 2009. There were no unit options granted to non-employees, other than non-employee directors for services in the capacity as a board member. In accordance with authoritative guidance, the unit options related to non-employee directors have been accounted for utilizing the employee accounting model.

During the year ended December 31, 2009, the weighted average fair value of options to purchase common units that were granted was $239.04 per option. There were no unit options exercised and therefore no proceeds were received from the exercise of unit options for the year ended December 31, 2009.

As of December 31, 2009, total unrecognized equity-based compensation cost related to unvested unit options that are expected to vest was $2.8 million, which is expected to be recognized over a weighted average period of approximately 51 months.

During 2009, certain unit options were granted with vesting criteria based on the achievement of certain performance conditions. As of December 31, 2009, we have not achieved the performance conditions

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

required for vesting of these options, nor is the achievement of these vesting conditions deemed probable. The total unrecognized equity-based compensation cost related to these unvested unit options was $1.3 million as of December 31, 2009. In accordance with authoritative guidance, we will begin to recognize equity-based compensation cost when achievement of the performance conditions is deemed probable.

Restricted Equity Awards

There were no restricted equity awards granted by the Predecessor. On November 18, 2008, 2,625 restricted equity awards of class B common units of BBFLP were granted to certain executives at a fair value equal to the value of BBFLP class A common units at the Acquisition date. We estimated the aggregate fair value of these awards to the employees at approximately $2.6 million. The estimated fair value of these awards is being amortized to compensation expense on a straight-line basis over the seven-year service period. Restricted equity award activity is as follows:

	Units	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2007	—	$—
Granted	2,625	1,000.00
Vested	—	—
Forfeited	—	—

Non-Vested at November 22, 2008	2,625	1,000.00
Granted	—	—
Vested	—	—
Forfeited	—	—

Non-Vested at December 31, 2008	2,625	1,000.00
Granted	—	—
Vested	—	—
Forfeited	—	—

Non-Vested at December 31, 2009	2,625	$1,000.00

There were no restricted equity awards granted by the Predecessor. We did not record equity-based compensation expense related to the restricted equity awards granted in 2008 as it was not significant. The total fair value of restricted equity awards recognized in the statement of operations as selling, general and administrative expense during the year ended December 31, 2009 was $0.4 million. We did not recognize any tax benefit on the expense recognized for the year ended December 31, 2009.

As of December 31, 2009, total unrecognized equity-based compensation cost related to restricted equity awards was $2.1 million, which is expected to be recognized over a weighted average period of approximately 71 months.

Predecessor’s Long-Term Incentive Plan

In 2006, the Predecessor established a long-term incentive plan (“LTIP”) to incentivize certain executives of Bumble Bee and Clover Leaf’s predecessor. The award for the Chief Executive Officer (the “CEO”) and the aggregate awards for designated pools of employees were determined by a committee. The allocation of the designated pools was determined by the CEO. All awards were denominated in U.S. dollars and converted to equivalent units of CBIF.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

The amount of total awards under the LTIP was dependent upon achieving three-year goals for compounded annual growth of adjusted pro forma distributable cash per unit, as adjusted to eliminate the impact of foreign exchange rate changes considered to be outside the control of management. Compensation expense equal to the cost of acquiring the units as adjusted for changes in expected or actual performance against the predetermined criteria, forfeitures and/or expiration of awards was recognized ratably over the expected vesting period. For the year ended December 31, 2007, the Predecessor recognized $2.7 million in LTIP expense. In November 2008, as a result of the Acquisition, all of the grants under the LTIP vested as stipulated under the LTIP provisions related to changes in ownership. Consequently, for the eleven months ended November 22, 2008, the Predecessor recognized $10.4 million in LTIP expense, of which $6.6 million represented the effect of the vesting of units as a result of the Acquisition.

17. Employee Benefit Plans

We have defined contribution retirement plans and defined benefit pension plans arising from the acquisition of Bumble Bee and Clover Leaf in November 2008. The measurement date for our defined benefit pension plans for the periods presented herein is December 31, 2009 and December 31, 2008, respectively.

Defined contribution retirement plans

Current benefit costs under the defined contribution retirement plans are charged to expense as they accrue. Expenses associated with these plans were $0.3 million, $1.4 million, $0.1 million, $1.4 million and $1.3 million for the three months ended April, 3, 2010, the year ended December 31, 2009, the period from November 23, 2008 to December 31, 2008, the eleven month period ended November 22, 2008, and for the year ended December 31, 2007, respectively.

Defined benefit pension plans

Both Bumble Bee and Clover Leaf sponsor defined benefit pension plans for certain employees and former employees. The plans use investment managers that are directed by the Company’s Retirement Committee to invest the assets of the pension plans in various investments categories. The sponsored pension plans’ equity investments are currently diversified across most areas of the equity market (i.e., large, mid and small capitalization stocks as well as international equities) and various fixed income securities. The actual allocations for the years ended December 31, 2009 and 2008 are as follows:

	Canadian Plans	Puerto Rico Plan	U.S. Plans
Plan assets at December 31, 2009:
Equity securities	27%	70%	73%
Fixed income securities	73%	23%	25%
Other	—	7%	2%

Plan assets at December 31, 2008:
Equity securities	30%	63%	75%
Fixed income securities	70%	29%	20%
Other	—	8%	5%

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

The reconciliation of the beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the pension plans are as follows (in thousands):

	Years ended December 31,
	2008	2009
Change in benefit obligations
Projected benefit obligation at beginning of year	$42,138	$33,482
Current service cost	470	377
Interest cost	2,254	2,356
Employees’ contributions	110	92
Actuarial loss (gain)	(3,823)	2,688
Benefits paid	(2,707)	(2,639)
Change attributable to foreign currency translation	(4,960)	3,394

Projected benefit obligation at end of year	$33,482	$39,750

Change in plan assets
Fair value of plan assets at beginning of year	$43,799	$30,965
Actual return (loss) on plan assets	(5,780)	3,394
Employer contributions	888	614
Employees’ contributions	110	92
Benefits paid	(2,707)	(2,639)
Change attributable to foreign currency translation	(5,345)	3,589

Fair value of plan assets at end of year	$30,965	$36,015

Funded status at end of year	$(2,517)	$(3,735)

Amounts recognized in the Consolidated Balance Sheets
Noncurrent assets	$2,172	$621
Noncurrent liabilities	(4,689)	(4,356)

Net amount recognized	$(2,517)	$(3,735)

The reconciliation of the beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the pension plans for 2008 includes activity related to both the Predecessor and Successor. At the date of the Acquisition, the Successor recorded the net assets and liabilities related to the pension plans at their fair value.

Authoritative guidance requires employers to recognize the overfunded or underfunded status of a benefit plan, measured as the difference between the plan assets at fair value and the projected benefit obligation, on the balance sheet. Therefore, we have recorded the overfunded or underfunded status of the pension plans in the table above in either “other assets” or “accrued pension and other obligations” on the accompanying consolidated balance sheets as appropriate. The recognition of the funded status on the balance sheet requires employers to recognize actuarial gains and losses as a component of other comprehensive income (loss). The total amount recorded in accumulated other comprehensive income (loss) after taxes was an unrealized loss of $0.2 million and an unrealized gain of $1.4 million as of December 31, 2009 and 2008 respectively.

The accumulated benefit obligation for our pension plans was $38.7 million and $32.8 million for the years ended December 31, 2009 and 2008, respectively.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

As of December 31, 2009, we recognized a net actuarial loss of $1.4 million in other comprehensive income. The amount recorded in accumulated other comprehensive income at December 31, 2009 was $1.2 million in net actuarial gain, of which less than $0.7 million is expected to be recognized as component of 2010 net periodic benefit cost.

The weighted average assumptions used in computing the projected benefit obligation and net periodic pension cost are as follows:

	Years ended December 31,
	2008	2009
Discount rate
Net periodic pension cost	5.47%	6.79%
Benefit obligations	5.93%	6.00%
Expected return on assets
End of year	6.41%	6.24%
Compensation increase
End of year	3.00%	3.00%

To develop the expected long-term rate of return on plan assets assumption for any given year, we considered the actual historical returns and the long-term outlook on asset classes in the pension plans’ investment portfolio.

The following table represents the components of net periodic pension cost (in thousands):

	Predecessor		Successor
	Year ended December 31, 2007	January 1, 2008 to November 22, 2008	November 23, 2008 to December 31, 2008	Year ended December 31, 2009	Three months ended April 3, 2010
					(unaudited)
Service cost	$670	$426	$44	$377	$123
Interest cost	2,076	2,046	208	2,356	635
Expected return on plan assets	(2,654)	(2,565)	(202)	(1,995)	(573)
Amortization of net actuarial loss	57	223	20	—	(6)

Net periodic pension cost recognized	$149	$130	$70	$738	$179

Plan Assets and Investment Policy

Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. The investment goal is to exceed the assumed actuarial rate of return over the long term within reasonable and prudent levels of risk.

Guidelines are established defining permitted investments within each asset class. Strategic asset allocation percentage targets are developed for each significant asset class to obtain a balance between return and risk. The investment policies require that the asset allocation be maintained in line with the following targets as of December 31, 2009:

	Asset Allocation Targets
	Canadian Plans	Puerto Rico Plan	U.S. Plans
Equity securities	27%	50 - 95%	50 - 95%
Fixed income securities	73%	20 - 30%	20 - 30%
Other	0%	1 - 5%	1 - 5%

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

The table below provides the fair values of the Company’s pension plan assets at December 31, 2009 and 2008, by asset category. The table also identifies the level of inputs used to determine the fair value of assets in each category (see Note 20 for definition of levels). The Level 2 investments in the table below include investments in pooled funds that contain investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis as follows (in thousands):

	Fair value measurements at December 31, 2008 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Asset Category
Domestic Equities	$4,575	$—	$—	$4,575
Investment Funds
Domestic Equities	—	3,786	—	3,786
International Equities	—	4,570	—	4,570
Corporate Debt	—	16,224	—	16,224
Fixed Income Securities
Cash equivalents(1)	566	—	—	566
U.S. Treasuries	—	756	—	756
Other U.S. Government
Agency Securities	—	127	—	127
Corporate Debt	—	361	—	361

Fair value of plan assets at end of year	$5,141	$25,824	$—	$30,965

	Fair value measurements at December 31, 2009 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Asset Category
Investment Funds
Domestic Equities	$—	$8,252	$—	$8,252
International Equities	—	5,811	—	5,811
Corporate Debt	—	21,558	—	21,558
Fixed Income Securities
Cash equivalents(1)	394	—	—	394

Fair value of plan assets at end of year	$394	$35,621	$—	$36,015

(1)	Cash equivalents are predominantly held in money market funds.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

Benefit Payments

The following table reflects estimated future benefit payments, based upon the same assumptions used to measure the benefit obligation, and includes expected future employee service, as of December 31, 2009 (in thousands):

Year ending December 31,
2010	$2,563
2011	2,654
2012	2,861
2013	2,975
2014	2,946
2015 through 2019	$15,146

We contributed $0.1 million towards the required minimum funding levels during the three months ended April 3, 2010 and expect to contribute an estimated additional $0.4 million to defined benefit pension plans during the remainder of 2010. We do not expect to make additional voluntary contributions in 2010.

18. Income taxes

For interim income tax reporting, we estimate our annual effective tax rate which we apply to year-to-date income. Our effective tax rate was 24.9% for the three months ended April 3, 2010 and 23.9% for the three months ended April 4, 2009. The effective tax rate for the periods presented result from the blending of income earned primarily in the United States and Canada which apply a differing range of federal, state and provincial income tax rates. Our provision for income taxes is lower than the tax computed at the combined United States federal and state statutory income tax rates primarily due to the recognition of U.S. deferred tax assets for which a valuation allowance was previously established, the exclusion of partnership income not subject to income tax and Canadian corporate income tax rates that are lower than U.S. corporate income tax rates.

We have not recorded any liabilities for uncertain tax positions.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

The following table summarizes the Predecessor’s provision for U.S. federal, state and foreign taxes on income before income taxes for the year ended December 31, 2007, the period from January 1, 2008 to November 22, 2008, and the Successor’s provision for U.S. federal, state and foreign taxes on income before income taxes for the period from November 23, 2008 (inception) to December 31, 2008 and the year ended December 31, 2009 (in thousands):

	Predecessor		Successor
	Year ended December 31, 2007	January 1, 2008 to November 22, 2008	November 23, 2008 (inception) to December 31, 2008	Year ended December 31, 2009
Current:
U.S. federal	$1,406	$764	$—	$—
State	—	51	—	300
Canada and Puerto Rico	132	117	564	(581)

	1,538	932	564	(281)

Deferred
U.S. federal	$4,437	$4,140	$362	$4,472
State	—	—	36	448
Canada	1,987	—	89	(1,210)

	6,424	4,140	487	3,710

Provision for income taxes	$7,962	$5,072	$1,051	$3,429

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

The Predecessor was a foreign reporting entity and as such calculated its tax provision using the effective combined Canadian federal and provincial income tax rate. The difference between (1) the Predecessor tax provision at the effective combined Canadian federal and provincial income tax rate and the tax provision as a percentage of income before income taxes for the year ended December 31, 2007 and the period from January 1, 2008 to November 22, 2008, and (2) the Connors tax provision at the statutory U.S. federal income tax rate and the tax provision as a percentage of income before income taxes for the period from November 23, 2008 (inception) to December 31, 2008 and the year ended December 31, 2009 was as follows (in thousands):

	Predecessor		Successor
	Year ended December 31, 2007	January 1, 2008 to November 22, 2008	November 23, 2008 (inception) to December 31, 2008	Year ended December 31, 2009
Income (loss) before income taxes:
United States	$(108,159)	$(21,027)	$(4,785)	$10,524
Foreign	42,959	33,500	1,112	5,840

	(65,200)	12,473	(3,673)	16,364
Statutory federal income tax rate	34.8%	32.5%	35.0%	35.0%

Expected income tax provision (benefit)	(22,690)	4,054	(1,286)	5,727
Increase (reduction) in income taxes resulting from:
Canadian trust tax law change	1,987	—	—	—
State taxes	—	—	36	788
Non-creditable U.S. withholding taxes	1,406	696	—	1,004
Impairment of intangibles	14,539	—	—	—
Earnings at the trust level not subject income tax	(15,513)	(9,593)	—	—
Losses (earnings) at the partnership level not subject to income tax	—	—	2,368	(3,427)
State effective tax rate change	—	—	—	444
Foreign income taxed at different rates	(2,408)	181	97	(521)
Foreign capital gains exclusion	—	—	—	(1,114)
Change in valuation allowance	—	—	(376)	297
Losses and expenses without tax benefit	30,644	9,615	212	231
Other	(3)	119	—	—

Total income tax	$7,962	$5,072	$1,051	$3,429

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes as compared to the carrying amounts for income tax computation purposes. Significant components of deferred income tax assets and liabilities as of December 31, 2008 and December 31, 2009 were as follows (in thousands):

	Successor
	December 31, 2008	December 31, 2009
Deferred income tax assets:
Accounts receivable and inventory	$172	$2,762
Accounts payable and accrued expenses	9,755	8,900
Property, plant and equipment	1,233	—
Losses carried forward	25,522	20,103
Interest expense carried forward	24,637	28,402
Other	1,983	—

	63,302	60,167
Valuation allowance	(60,609)	(57,499)

Deferred income tax assets, net of valuation allowance	2,693	2,668

Deferred income tax liabilities:
Intangible assets	(10,265)	(9,719)
Property, plant and equipment	—	(2,707)
Prepaid expenses and other	(1,559)	(1,334)

	(11,824)	(13,760)

Net deferred income tax liability	$(9,131)	$(11,092)

In September 2009, the Internal Revenue Service (“IRS”) completed an examination of Connors’ U.S. subsidiaries corporate income tax returns for 2006 and 2007 and accepted the returns as filed with no change in tax liability. Connors files income tax returns in the U.S. federal jurisdiction, certain U.S. state jurisdictions, Canadian federal and provincial jurisdictions and the Puerto Rico jurisdiction. With a few exceptions, Connors is subject to audit by taxing authorities for 2005 through 2008 for these jurisdictions.

We had net operating losses applicable to U.S. federal and U.S. state income taxes amounting to approximately $57.0 million as of December 31, 2009, which begin to expire in 2024 for federal purposes and 2010 for state purposes. The utilization of Connors’ federal and state net operating loss carry-forwards is dependent on the future profitability of Connors. Furthermore, the Internal Revenue Code imposes substantial restrictions on the utilization of net operating losses in the event of an ownership change of more than 50% during any three year period. Due to ownership changes, as defined by IRS Section 382, a portion of Connors’s net operating loss carry-forwards may be limited. The application of IRS Section 382 varies by state jurisdiction and could have a significant impact on the state net operating losses available.

In assessing the degree to which deferred tax assets will be realized, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxable income in carry-back years, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. As of December 31, 2009 and December 31, 2008, due to uncertainties related to the realization of the cumulative federal and state net operating losses, the Company has established a full valuation allowance against its gross deferred tax assets.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

Effective January 1, 2007, Connors adopted revised authoritative guidance for accounting for uncertainty in income taxes. The authoritative guidance requires that a tax position meet a “more-likely-than-not” recognition threshold for the benefit of an uncertain tax position to be recognized in the financial statements, based on the technical merits of the position. Additionally, the authoritative guidance provides guidance on derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. The adoption of the authoritative guidance had no effect on retained earnings, or any tax positions taken by Connors, as Connors determined that it did not have nor had it taken any tax positions that met a less than a “more-likely-than-not” recognition threshold. As such, Connors did not record any liabilities for uncertain tax positions. Since adoption, there have been no material changes to the amount of uncertain tax positions. Connors recognizes interest and penalties related to income tax deficiencies or assessments by taxing authorities for any underpayment of income taxes separately from income tax expense as either interest expense or operating expenses.

19. Geographic Information

We operate in one industry, the processing, distribution and sale of shelf-stable protein products, with primary operations in the U.S., Canada and Puerto Rico. During the year ended December 31, 2007, the period from January 1, 2008 to November 22, 2008, the period from November 23, 2008 (inception) to December 31, 2008, the year ended December 31, 2009, the three months ended April 3, 2010 and the three months ended April 4, 2009, revenues in the countries wherein customers are located were as follows (in thousands):

	Predecessor		Successor
	Year ended December 31, 2007	January 1, 2008 to November 22, 2008	November 23, 2008 (inception) to December 31, 2008	Year ended December 31, 2009	Three months ended
					April 4, 2009	April 3, 2010
					(unaudited)	(unaudited)
United States	$714,038	$699,638	$76,565	$757,265	$204,217	$203,774
Canada	146,578	141,899	13,483	142,676	30,164	38,771
Other	55,740	54,852	5,555	44,072	16,623	14,015

Revenue	$916,356	$896,389	$95,603	$944,013	$251,004	$256,560

20. Fair Value of Financial Instruments and Risk Management

The carrying values of financial instruments including accounts receivable, prepaid expenses, other current assets, accounts payable, accrued expenses and other current liabilities approximate fair value due to short-term maturities of those instruments.

The estimated fair value of certain debt instruments is based upon observable market information. The estimated fair values and carrying values of our significant long-term debt instruments at December 31, 2009 were as follows (in thousands):

	Fair Value		Carrying Value
	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009
Senior term notes	$129,914	$42,047	$129,914	$42,047
Revolving credit facilities	153,163	134,005	153,163	134,005
Senior subordinated notes	131,686	—	131,686	—
Senior secured notes	—	217,417	—	217,417

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

As we had recently issued debt instruments as of December 31, 2008, the fair values of our debt instruments outstanding as of that date were estimated to be approximately the same as the carrying values of those instruments. Notes issued under the Senior Term Loan are subject to variable rates of interest and are considered to have fair values that approximate carrying values. The Revolver is subject to variable interest rates that are considered to approximate market rates, and is therefore considered to have a fair value that approximates the carrying value. Our Senior Secured Notes were issued at market rates on December 17, 2009 and are considered to have a fair value that approximates their carrying value as of December 31, 2009.

Effective January 1, 2008, we adopted the authoritative guidance and, accordingly, have established a framework for measuring and disclosing fair values for certain assets and liabilities. We measure certain assets at fair value, and there was no impact on the consolidated financial statements upon adoption of the guidance. The guidance requires fair value measurements to be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for assets or liabilities;

Level 2: Inputs other than quoted prices in active markets which are either directly or indirectly observable;

Level 3: Unobservable inputs are used when little or no market data is available.

We have determined the estimated fair values of our financial instruments based on appropriate valuation methodologies, however considerable judgment is required to develop these estimates. The fair values of financial instruments are not materially different from their carrying values.

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The carrying values of financial instruments measured at fair value on a recurring basis are classified into the following categories (in thousands):

	Fair value measurements at December 31, 2008 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities:
Derivatives designated as effective hedges	$—	$806	$—

	Fair value measurements at December 31, 2009 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Derivatives designated as effective hedges	$—	$4,251	$—

Liabilities:
Derivatives designated as effective hedges	$—	$771	$—

	Fair value measurements at April 3, 2010 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Derivatives designated as effective hedges	$—	$4,553	$—

Liabilities:
Derivatives designated as effective hedges	$—	$1,231	$—

At April 3, 2010, the carrying value of financial instruments measured at fair value on a recurring basis were all comprised of derivative contracts designated as effective hedges, including interest rate swap contracts, forward foreign exchange contracts and commodities swap contracts. The fair values of these contracts were marked to market value using a discounted cash flow model.

Fair Value Measurements on a Nonrecurring Basis

Non-financial assets and liabilities are recognized at fair values subsequent to initial recognition when they are deemed to be other than temporarily impaired. There were no material non-financial assets and liabilities deemed to be other than temporarily impaired and measured at fair value on a non-recurring basis as of April 3, 2010.

Foreign Currency Risk

Clover Leaf’s functional currency is the Canadian dollar, however it purchases and sells products in transactions denominated in the U.S. dollar. Clover Leaf has, in 2008 and 2009, as a strategy to be competitive in

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

such products, entered into purchases of forward contracts to purchase the U.S. dollar in amounts comparable to and maturing in periods that hedge the purchase of product that will be transacted in the U.S. dollar at the forward purchase rate of exchange.

Clover Leaf had a series of forward contracts to purchase U.S. dollars, totaling $10.5 million, a de minimis amount, and $6.0 million as of April 3, 2010, December 31, 2009, and December 31, 2008 respectively, as hedges against purchases of certain products denominated in the U.S. dollar. Assets totaling to a de minimis amount (representing the fair value of these contracts) are included in “prepaid expenses and other assets” on the accompanying consolidated balance sheet as of April 3, 2010 and December 31, 2009, respectively. Further, unrealized losses totaling $0.1 million are included in “other current liabilities” on the accompanying consolidated balance sheet as of April 3, 2010. An asset in the amount of $0.1 million (representing the fair value of these contracts) is included in “prepaid expenses and other assets” on the accompanying consolidated balance sheet as of December 31, 2008. Realized gains and losses on forward contracts are included in “other expense (income), net” on the accompanying consolidated statements of operations.

Commodities Price Risk

We are exposed to changes in the price of fish, metals and fuel that are components of our product costs. We monitor the pricing of these commodities and seek to make purchases in amounts and at times that allow us to maintain a competitive position in the markets in which we sell our finished products. We have, during 2008 and 2009, entered into purchases of swap contracts that effectively fix the pricing of aluminum can content and fuel oil at levels we expected were lower than planned purchases of such commodities.

As of April 3, 2010, December 31, 2009 and December 31, 2008, we had outstanding a series of commodity swap contracts hedging future can and fuel oil purchases totaling $15.8 million, $17.0 million and $6.5 million, respectively. Assets representing unrealized gains totaling $4.6 million and $4.3 million are included in “prepaid expenses and other assets” on the accompanying consolidated balance sheet as of April 3, 2010 and December 31, 2009, respectively. Unrealized losses totaling $0.2 million are included in “other current liabilities” on the accompanying consolidated balance sheet as of December 31, 2008. Realized gains and losses on swap contracts are included in “cost of sales” on the accompanying consolidated statements of operations.

Interest Rate Risk

We are exposed to interest rate risk related to interest payments on our debt instruments. As a strategy to reduce risk of increases in borrowing rates, we may chose to hedge a portion of our outstanding borrowing, as permitted under our borrowing arrangements so as to effectively fix variable interest rates. As of April 3, 2010, December 31, 2009 and December 31, 2008, we had outstanding an interest rate swap contract hedging interest payments related to $75.0 million of borrowing under the Revolver. The interest rate swap contract will mature in December of 2011, with 21 months remaining under the contract as of April 3, 2010. Liabilities representing unrealized pre-tax losses totaling $1.1 million, $0.8 million and $0.7 million are included in “other current liabilities” on the accompanying consolidated balance sheets as of April, 3, 2010, December 31, 2009 and December 31, 2008, respectively. Realized gains and losses on interest rate swaps are included in “net interest expense” on the accompanying consolidated statements of operations.

Credit risk

Our financial assets are subject to credit risk. These financial assets include cash held at financial institutions, derivative financial instruments that have positive value, and accounts receivable. The maximum

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

exposure to credit risk is equal to the carrying value of financial assets. We assess the ability of debtors to settle amounts payable to us, taking into account financial position, past experience, credit rating, credit reports and other factors. We set credit limits regularly, and in cases where the credit quality of a customer does not meet our requirements, we require a cash deposit before product is shipped.

The carrying value of accounts receivable are periodically adjusted to estimated net realizable value through allowances for doubtful accounts, with the amounts of estimated losses recognized as adjustments to selling, general and administrative (“SG&A”) expenses. We base our estimate of uncollectible accounts receivable on such factors as the age of accounts, discussion with creditors and initial assessment of ability to make timely payment. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recovery of amounts previously written off, if any, are credited to SG&A expenses as collected. The allowances for doubtful accounts were $0.6 million, $0.6 million and $0.6 million as of April 3, 2010, December 31, 2009 and December 31, 2008, respectively, and are included as an adjustment to “accounts receivable, net” on the accompanying consolidated balance sheets.

21. Commitments and Contingencies

Connors is a defendant from time to time in lawsuits and disputes arising in the normal course of business. Management believes the ultimate outcome of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

In 2008, Bumble Bee engaged an environmental consulting firm to investigate a fuel oil leak resulting in contamination of the soil at its Cape May, New Jersey clam packing facility. Our estimate of the cost to remediate the damage related to the oil contamination ranges from approximately $3.4 million to $6.0 million. Bumble Bee recorded an estimated cost to remediate the soil contamination in the amount of $1.0 million as of the date of the Acquisition and an additional $2.6 million, with a corresponding increase to goodwill, in the third quarter of 2009 as a result of an updated estimate for a total estimated cost of $3.6 million, which represents our best estimate of cost to remediate the damage. The estimate will be updated upon the completion of further testing of the site and finalization of the remediation plan, and further adjustments to the remediation cost will impact the consolidated statement of operations. The remaining estimated $3.4 million liability is included in “other current liabilities” on the accompanying consolidated balance sheet as of April 3, 2010. We did not use any discounting convention in the measurement of the liability recorded therein as the timing of the estimated settlement has not been determined.

In July 2007, Bumble Bee voluntarily recalled certain of its non-seafood products packed at the Augusta Plant in connection with the Recall. While Bumble Bee continues to address litigation related to the Recall, it believes that the significant claims have been settled and the costs related thereto were covered by insurance. As of April 3, 2010, we had no material accrued liability related to the Recall and we expect that further material costs, if any, will be covered by insurance.

In October 2006, U.S. Customs and Border Control informed Bumble Bee that certain imports of tuna loins were subject to duties at higher rates than claimed by Bumble Bee. Bumble Bee has filed administrative protests locally and a request for additional review at customs headquarters. Counsel has been retained to represent Bumble Bee in its opposition to the assessment of these additional duties. The expected cost to bring the matter to a resolution is not yet determinable given the length of time inherent in the protest process and the complexity of the issues involved.

Bumble Bee is a party to a consent decree, as amended, with the State of Maine which established, among other requirements, that certain minimum case volumes be produced during each calendar year until the decree

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

expires on December 31, 2010. Bumble Bee achieved the minimum production volume for 2009. In April 2010 Bumble Bee closed its facility in Maine due to significant reductions in the total allowable herring catch. In connection with the closure, Bumble Bee is currently negotiating an early termination of the consent decree with the State of Maine.

In September 2009, we completed the collection of insurance claim proceeds related to fire damage at the Bumble Bee tuna canning facility located in Mayaguez, Puerto Rico, and recorded an adjustment to the fair value of assets acquired in connection with the Acquisition of $1.1 million as a credit to the goodwill acquired.

During the year ended December 31, 2007, the Predecessor recognized net gains of $3.1 million representing the excess of insurance claim proceeds over the carrying value of property and inventory damaged by Hurricane Katrina.

As of December 31, 2009, commitments under operating leases of premises and equipment for each of the next five years and in the aggregate thereafter were as follows (in thousands):

2010	$3,463
2011	2,462
2012	2,090
2013	1,953
2014	1,138
Thereafter	3,435

$14,541

As of December 31, 2009, commitments attributable to royalty contracts for each of the next five years were as follows (in thousands):

2010	$850
2011	850
2012	850
2013	850
2014	—

$3,400

22. Related Party Transactions

Certain executive officers of Connors own investments in a tuna fishing business that is an indirect supplier of fish to Connors.

In November 2009, Bumble Bee sold its interest in ANF to its joint venture partner, of which an executive officer of Bumble Bee holds a significant ownership interest, for $800,000, $200,000 of which was paid in cash at the closing. The remainder of the purchase price consideration was comprised of a note that is payable in installments of $200,000 in each of May 2010, November 2010 and April 2011. Interest on the note accrues at a rate of 8.5% per annum. The note was subsequently sold to BBFLP for its face amount on December 17, 2009 and is therefore not reflected on the consolidated balance sheet as of December 31, 2009. In addition to the

CONNORS BROS. HOLDINGS, L.P.

Notes to the Consolidated Financial Statements—(Continued)

investment in ANF, Bumble Bee held $0.3 million in accounts receivable from ANF, included in “accounts receivable, net” on the accompanying consolidated balance sheet at December 31, 2009 or thereafter. No such receivable existed at December 31, 2008. In March 2010, ANF paid the remaining $0.3 million of the outstanding receivable.

In November 2008, BBFLP received a $2.9 million note from a partnership owned by certain executives of the Company as consideration for common units of BBFLP, included in “partnership equity” on the accompanying consolidated balance sheet as of December 31, 2008. The note bears interest at an annual rate comprised of the published LIBOR index plus 5.0%. With the exclusion of BBFLP from the consolidation, this note is not reflected on the consolidated balance sheet as of December 31, 2009 or thereafter.

Centre Partners Management LLC (“CPM”), a U.S. private equity investment firm, is together with its affiliates the majority owner of Connors. In connection with the Acquisition, Connors paid approximately $11.9 million to CPM for costs incurred on behalf of Connors for advisory services, due diligence, out-of-pocket expenses, and other acquisition related services that have been recorded as components of the Acquisition costs.

As of November 18, 2008, we entered into a management agreement with CPM pursuant to which CPM provides us with financial oversight and monitoring services. Pursuant to such agreement, CPM receives an aggregate annual management fee, payable semi-annually, of $0.4 million and reimbursement of out-of-pocket expenses incurred in connection with the provision of such services and the performance of its obligations under the agreement and other documents. Additionally, CPM is entitled to receive a fee of one percent of the aggregate enterprise value for helping to structure transactions involving us, including without limitation, any acquisition, refinancing, capital raise or sale transaction. In connection with the issuance of the Senior Secured Notes in December 2009, Connors paid $2.2 million to CPM for capital transaction fees. The management agreement includes customary indemnification provisions in favor of CPM.

Certain of the notes outstanding under the Subordinated Loan that we retired in December 2009 were held by certain outside investors in BBFLP, who are also affiliates of other parties that have tuna supply agreements and/or arrangements with us.

Bumble Bee Foods, LLC

Connors Bros. Clover Leaf Seafoods Company

Bumble Bee Capital Corp.

Exchange Offer for

$220,000,000

7.75% Senior Secured Notes due 2015

PROSPECTUS

August 17, 2010

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this prospectus.

Until November 15, 2010, all broker-dealers that effect transactions in these securities, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the broker-dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.